Exhibit 99.2

Dated 14th December, 1999
as amended and restated pursuant to a seventh supplemental agreement dated 23 September 2004

UNITED BISCUITS GROUP (INVESTMENTS) LIMITED
as the Parent

REGENTREALM LIMITED
as Regentrealm

REGENTREALM LIMITED AND OTHERS
as Borrowers and Guarantors

FINALREALM LIMITED
as Finalrealm

DEUTSCHE BANK AG LONDON
as Arranger

DEUTSCHE BANK AG LONDON
AND OTHERS
as Lenders

DEUTSCHE BANK AG LONDON
as Sole Book Runner

DEUTSCHE BANK AG LONDON
as Agent

DEUTSCHE BANK AG LONDON
as Documentation Agent

DEUTSCHE BANK AG LONDON
as Security Agent

TERM LOAN AND REVOLVING CREDIT FACILITIES

THIS FACILITIES AGREEMENT IS ENTERED INTO
WITH THE BENEFIT OF AND SUBJECT TO THE TERMS OF
AN INTERCREDITOR DEED (AS SUCH TERM IS DEFINED HEREIN)

SHEARMAN & STERLING LLP
London

CONTENTS

CLAUSE

1.	INTERPRETATION

2.	THE FACILITIES

3.	PARTICIPATION OF LENDERS

4.	CONDITIONS PRECEDENT

5.	BORROWERS UNDER THE FACILITIES

6.	UTILISATION PROCEDURES

7.	ANCILLARY FACILITIES

8.	DEMANDS UNDER LETTERS OF CREDIT/LENDER GUARANTEES

9.	INTEREST

10.	SELECTION OF INTEREST PERIODS

11.	CURRENCY OPTION

12.	MARKET DISRUPTION

13.	REPAYMENT OF ADVANCES

14.	PREPAYMENT AND CANCELLATION

15.	PAYMENTS

16.	TAXES

17.	CHANGE IN CIRCUMSTANCES

18.	FEES, EXPENSES AND STAMP DUTIES

19.	GUARANTEE AND ADDITIONAL GUARANTORS

20.	SECURITY AND RELEASES

21.	REPRESENTATIONS AND WARRANTIES

22.	UNDERTAKINGS

23.	EVENTS OF DEFAULT

24.	THE AGENTS AND OTHER FINANCE PARTIES

25.	CERTIFICATES CONCLUSIVE AND APPLICATION OF MONEYS

26.	PRO RATA PAYMENTS

27.	SET-OFF

28.	NOTICES

29.	NO IMPLIED WAIVERS

30.	INVALIDITY OF ANY PROVISION

31.	CONFIDENTIALITY

32.	CHANGES TO PARTIES

33.	LENDERS’ DECISIONS

34.	INDEMNITIES

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35.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

36.	COUNTERPARTS

37.	BENEFITS FOR THIRD PARTIES

SCHEDULE 1

The Original Lenders

SCHEDULE 2

Part 1 - The Borrowers

Part 2 - The Guarantors

SCHEDULE 3

Part 1 - Additional Obligor Conditions Precedent

Part 2 Documentary Conditions Precedent to Second Tranche Utilisation for the Phillip Acquisition

Part 3 Documentary Conditions Subsequent to Phillip Acquisition

SCHEDULE 4

Part 1 - Form of Utilisation Request - Advances

Part 2 - Form of Utilisation Request - Letters of Credit/Lender Guarantees

SCHEDULE 5

Form of Transfer Certificate

SCHEDULE 6

Formalities Certificate

SCHEDULE 7

Guarantee Provisions

SCHEDULE 8

Accession Document

SCHEDULE 9

Part 1 - Form of Letter of Credit

Part 2 - Form of Lender Guarantee

SCHEDULE 10

Provisions Relating to Letters of Credit/Lender Guarantees

SCHEDULE 11

Form of Confidentiality Undertaking

SCHEDULE 12

Financial Covenant Compliance Certificate

SCHEDULE 13

Mandatory Costs Formulae

SCHEDULE 14

Security Documents

SCHEDULE 15

Proposed Tax Restructuring

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THIS FACILITIES AGREEMENT is made 14 December, 1999 and is amended and restated pursuant to a supplemental agreement dated 23 September 2004.

BETWEEN:

(1)                                  UNITED BISCUITS GROUP (INVESTMENTS) LIMITED (FORMERLY BLADELAND LIMITED), a company incorporated in England and Wales with registered number 3877866 having its registered office at Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE (as the “Parent”);

(2)                                  REGENTREALM LIMITED, a company incorporated in England and Wales with registered number 3885120 having its registered office at Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE as Regentrealm (“Regentrealm”);

(3)                                  THE COMPANIES named in Schedule 2 Part 1 as Borrowers (as defined below);

(4)                                  THE COMPANIES named in Schedule 2 Part 2 (as Guarantors as defined below);

(5)                                  FINALREALM LIMITED, a company incorporated in England and Wales with registered number 3877932 having its registered office at Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE as Finalrealm (“Finalrealm”);

(6)                                  DEUTSCHE BANK AG LONDON as arranger (the “Arranger”);

(7)                                  DEUTSCHE BANK AG LONDON and the other banks listed in Schedule 1 as Lenders (as defined below);

(8)                                  DEUTSCHE BANK AG LONDON as sole book runner (the “Sole Book Runner”);

(9)                                  DEUTSCHE BANK AG LONDON as Agent (as defined below);

(10)                            DEUTSCHE BANK AG LONDON as documentation agent (the “Documentation Agent”); and

(11)                            DEUTSCHE BANK AG LONDON as Security Agent (as defined below).

NOW IT IS HEREBY AGREED as follows:

1.                                       INTERPRETATION

1.1                                 Definitions: In this Agreement, terms defined in Clause 16.1 (Tax Definitions) and Clause 22.11 (Financial Definitions) shall have the respective meanings set out in those clauses and, in addition, unless the context otherwise requires, the following expressions have the following meanings:

“Accession Document” means an agreement substantially in the form set out in Schedule 8 (Accession Document) pursuant to which a Group Company becomes a Borrower and/or a Guarantor hereunder;

“Accountants’ Reports” means the reports on the UB Holdings Group and the Nabisco Business Group and various other matters in the approved forms prepared by PriceWaterhouseCoopers;

“Accounting Period” means each period of four or, as the case may be, five weeks referred to in the definition of “Accounting Quarter”;

“Accounting Quarter” means in each Financial Year of the Parent each of the four accounting quarters in such Financial Year determined by dividing such Financial Year into thirteen consecutive four week periods (or in the case of a 53 week Financial Year, 12 consecutive four week periods and a five week period) and which in the case of the first accounting quarter begins at the commencement of such Financial Year and ends on the last day of the fourth of such consecutive four week periods and in the case of the other three accounting quarters comprises a period of three such consecutive four week periods (or, in the case of a 53 week Financial Year and the final period, a five week period) ending on the last day of the seventh, tenth and thirteenth of such consecutive periods, as the case may be;

“Acquisition Assets” has the meaning given to it in the definition of “Permitted Acquisition”;

“Acquisition Consideration” means in relation to Acquisition Assets the aggregate of the consideration (including any non-cash consideration) paid and payable (whether contingent or otherwise) and the gross liabilities in respect of Financial Indebtedness assumed or to be assumed or refinanced or which remains subsisting following their acquisition, in respect of such assets;

“Acting in Concert” has the meaning given to it in the City Code on Takeovers and Mergers;

“Additional Borrower” means any Group Company which has become an Additional Borrower in accordance with Clause 5.2 (Additional Borrowers);

“Additional Costs Rate” has the meaning given to it in Schedule 13 (Mandatory Costs Formulae);

“Additional Guarantor” means any Group Company which has become an Additional Guarantor in accordance with Clause 19.3 (Guarantors) or any other provision of this Agreement;

“Advance” means a Facility A Advance, a Facility B1 Advance, a Facility B2 Advance, a Facility C Advance, a Term Advance or a Revolving Facility Advance, as the case may be;

“Affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such person.  A person shall be deemed to control another person if such person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other person, whether through the ownership of voting securities, by contract or otherwise.  An “Affiliate” of an Original Equity Investor shall exclude the Parent and any Holding Company or Subsidiary of the Parent;

“Affiliated Lender” means:

(a)                                  an institution which is, in relation to a Lender, its Subsidiary or its Holding Company or another Subsidiary of any such Holding Company; and

(b)                                 whether or not within (a) above, with respect to any Lender, an Affiliate of such Lender;

“Agent” means Deutsche Bank AG London acting in its capacity as Agent for the Finance Parties or such other agent for the Finance Parties as shall be appointed pursuant to Clause 24.11 (Resignation of Agents);

“Agent’s spot rate of exchange” with respect to any currency on any date means the Agent’s spot rate of exchange for the purchase of the appropriate amount of such currency with another currency in the London foreign exchange market at or about 11.00 a.m. on a particular day;

“Agreed Financial Projections” means the financial projections and forecast for the Business in the agreed terms;

“Agreement” means this facilities agreement;

“Ancillary Documents” means each Ancillary Facility Letter and any other documents constituting or evidencing amounts outstanding thereunder and “Ancillary Document” means any one of them;

“Ancillary Facilities” means ancillary facilities for working capital purposes made available by an Ancillary Lender pursuant to Clause 7 (Ancillary Facilities);

“Ancillary Facility Letter” means a facility letter entered into by an Ancillary Lender and one or more Borrowers in accordance with Clause 7 (Ancillary Facilities);

“Ancillary Lender” means any Lender that has agreed to make available Ancillary Facilities under Clause 7.2 (Providers) in its capacity as provider of those Ancillary Facilities (and in any such case for so long as it continues to be a provider of Ancillary Facilities);

“Ancillary Limit” means, in relation to an Ancillary Lender, the maximum amount (excluding accrued uncapitalised interest, fees and like charges) which it has agreed to make available by way of Ancillary Facilities in accordance with Clause 7 (Ancillary Facilities) less that part thereof cancelled, reduced or terminated from time to time in accordance with this Agreement and the relevant Ancillary Documents;

“Ancillary Outstandings” means, in relation to an Ancillary Lender, at any time, the aggregate outstanding amount of the Ancillary Facilities made available and due to that Ancillary Lender at such time calculated on the following basis:

(a)                                  all amounts of principal then outstanding under any overdraft or other current account facilities calculated on a net basis where netting arrangements meeting The Bank of England and Financial Services Authority requirements for netting for capital adequacy calculation purposes are in place;

(b)                                 the maximum face amount of all guarantees, bonds and letters of credit then outstanding and issued under any guarantee, bonding or letter of credit facilities made available by that Ancillary Lender;

(c)                                  in respect of any other facility or financial accommodation, such other amount as that Ancillary Lender (acting reasonably) may determine represents the aggregate exposure of that Ancillary Lender with respect thereto in accordance with its usual practice for calculating its exposure; and

(d)                                 after deducting all amounts held by way of cash cover for the amounts referred to in (b) and (c) above;

“Approved Accounting Principles” means, for the purposes of the preparation and/or audit of any Financial Statements (whether consolidated or unconsolidated) of any member of the Group, accounting principles, standards and practices generally accepted from time to time in the country in which such member is incorporated and approved by the relevant local institute, accounting standards board or other applicable authority;

“Approved Acquisition” means the acquisition of the shares or assets of P&H Snacksdirect Limited for a consideration (including any non-cash or contingent or deferred consideration and any liabilities assumed or refinanced) which does not exceed £15,000,000;

“Approved Bank” means any bank which is an authorised person (for the purposes of section 31 of the Financial Services and Markets Act 2000), which has been approved by the Agent for the purposes of this definition and which has been given, and has acknowledged, any and all notices required by the Security Documents;

“Auditors” means Ernst & Young or such other firm of accountants as may be approved in accordance with Clause 22.8(c) (Appointment of Auditors);

“August 2004 Agreed Projections” means the financial model in the agreed terms entitled “Agreed Projections” dated on or about the date of the Sixth Supplemental Agreement;

“Available Ancillary Commitment” means in relation to an Ancillary Facility, an Ancillary Lender’s Ancillary Commitment less the Ancillary Outstandings in relation to that Ancillary Facility;

“Available Commitment” means, in relation to a Facility and a Lender, that Lender’s Commitment under that Facility minus (subject as set out below):

(a)                                  the aggregate Sterling Amount of its participations in any outstanding Utilisations under that Facility and, in the case of the Revolving Facility only, the Sterling Amount of the aggregate of its Ancillary Commitments; and

(b)                                 in relation to any proposed Utilisation the aggregate Sterling Amount of its participation in any other Utilisations that are due to be made under that Facility on or before the proposed Utilisation Date, and, in the case of the Revolving Facility only, the Sterling Amount of its Ancillary Commitment in relation to any new Ancillary Facility that is due to be made available on or before the proposed Utilisation Date;

For the purposes of calculating a Lender’s Available Commitment in relation to any proposed Utilisation under a Revolving Facility only, the following amounts shall not be deducted from a Lender’s Commitment under that Facility:

(a)                                  that Lender’s participation in any Revolving Facility Utilisations that are due to be repaid or prepaid on or before the proposed Utilisation Date; and

(b)                                 that Lender’s Ancillary Commitments to the extent that they are due to be reduced or cancelled on or before the proposed Utilisation Date;

“Available Facility” means, in relation to a Facility, the aggregate for the time being of each Lender’s Available Commitment in respect of that Facility;

“Available Revolving Facility” means the aggregate for the time being of each Lender’s Revolving Facility Available Commitment;

“Availability Period” means:

(a)                                  in the case of the First Tranche Advances, the period commencing on the date of this Agreement and ending on 17 April 2001; and

(b)                                 in the case of the Second Tranche Advances, the period commencing on the Phillip Effective Date and ending on the date which falls 120 days after the Phillip Effective Date or, if earlier, the Phillip Closing Date and the Lenders will at the request of the Parent consider, in good faith and acting reasonably, extending such period if further time is required to obtain the relevant anti-trust approvals in respect of the Phillip Acquisition provided that the Availability Period for the Second Tranche Advances shall not end later than 180 days after the Phillip Effective Date;

(c)                                  in the case of the Revolving Facility, the period commencing on the date of this Agreement and ending on the date which is one month prior to the Expiry Date (except for Ancillary Facilities, where the Availability Period shall end on the Expiry Date);

“Beneficiary” means, in relation to a Letter of Credit or Lender Guarantee, the person (which shall be approved by the Agent, such approval not to be unreasonably withheld or delayed) in whose favour such Letter of Credit or Lender Guarantee is to be or has been issued;

“Bladeland Holdings” means United Biscuits (Equity) Limited, a company registered in the Cayman Islands whose registered office is at P.O.  Box 265, GT Walker House, George Town, Grand Cayman, Cayman Islands;

“Bond Bridge Loans” means loans in the amount of £325,000,000 that were previously advanced to UB Finance and that have since been refinanced from the net proceeds of issuance of the Bonds and a Utilisation of Facility A;

“Bond Creditors” means the Subscribers for the Bonds and any successor, assignee or transferee of any such person and the Bond Trustee;

“Bond Defeasance” means legal defeasance of the Bonds in accordance with the terms of the Bond Documents;

“Bond Documents” means any indenture, terms and conditions, subscription agreement, agency agreement or other agreement or instrument pursuant to which the Bonds are to be constituted and/or issued by UB Finance in accordance with, and as permitted by, Clause 22.6(p) (Issue of Bonds), and the Intercreditor Deed and any other documents entered into in connection therewith;

“Bonds” has the meaning given to this term in Clause 22.6(p) (Issue of Bonds) (and shall include any exchange bonds having the same terms as the original Bonds issued in exchange for the original Bonds in accordance with Clause 22.6(p) (Issue of Bonds));

“Bond Trustee” means the trustee from time to time for the Bonds under the Bond Documents;

“Borrower” means each Group Company designated as such in Part 1 of Schedule 2 and each Additional Borrower unless it has been released from its rights and obligations as a Borrower in accordance with this Agreement and “Borrowers” shall be construed accordingly;

“Burlington Cayman” means Burlington Biscuits (Cayman) Limited, a company incorporated in the Cayman Islands having its registered office at Walkers, Walker House, Mary Street, P O Box 265 GT, George Town, Grand Cayman, Cayman Islands;

“Business” means the domestic and international biscuits and snacks business carried on by the Group on the First Utilisation Date;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London and:

(a)                                  (in relation to any date for the payment or purchase of a currency other than Euro) the principal financial centre of the country of that currency;

(b)                                 (in relation to any date for the payment or purchase of Euro) any TARGET DAY; and

(c)                                  (in relation to rate fixing for US Dollars or the time period for delivery of a Utilisation Request in the case of a Utilisation in US Dollars) a day (other than a Saturday or Sunday) on which banks are open for business in New York;

“Capital Expenditure” means expenditure which is treated as capital expenditure in accordance with Approved Accounting Principles;

“Cash Collateral Account” means any interest bearing account with the Security Agent or such other bank as the Agent approves, opened or to be opened in the name of a Borrower and/or Finalrealm or a deposit account with the Agent or an account nominated by the Agent into which sums are to be paid and held as security by the Security Agent for the obligations of the Borrowers and/or Finalrealm (or any of them) under the Senior Finance Documents;

“Cash Pooling Arrangements” means intra day cash pooling or cash concentration arrangements maintained with one or more financial institutions which provide for the notional aggregation of positive cash balances in bank accounts of Obligors incorporated outside England and Wales and of N.V. Biscuits Delacre S.A. maintained with such financial institutions and/or the notional set-off of such aggregate cash balances against bank account deficits and which provide for an end of day net cash positive position or zero position provided that the aggregate net liability of the relevant Obligors to the relevant financial institutions under all such arrangements shall not exceed £5,000,000 (or its Other Currency Equivalent);

“Certain Funds Default” means:

(a)                                  a Change of Control occurring; or

(b)                                 any circumstance constituting an Event of Default under any of Clause 23.1(a) (Payment Default), 23.1(d) (Invalidity and Unlawfulness), 23.1(e) (Insolvency) to 23.1(k) (Similar Events Elsewhere) inclusive, 23.1(n) (Cross Default) or 23.1(q) (Rescission of Agreements); or

(c)                                  any Event of Default which does not constitute a Phillip Clean-Up Default by any member of the Group arising from a breach of Clauses 22.6(c) (Disposals) and 22.6(e) (Negative Pledge) 22.6(g) (Indebtedness), 22.6(h) (Guarantees), 22.6(m) (Acquisitions) (other than any Event of Default arising as a result of any member of the Group entering into the Phillip Acquisition Documents) or Clause 22.7 (a), (e) or (f) and any event or circumstances which with the giving of notice or the lapse of time in each case pursuant to Clause 23 (Events of Default) would constitute an Event of Default referred to in this paragraph (c) and is not, likely to be remedied prior to the occurrence of such an Event of Default; or

(d)                                 any breach by any member of the Group party to the Intercreditor Deed of its obligations under the Intercreditor Deed and any other Event of Default, in each case, wilfully procured by a member of the Group;

“Certain Funds Period” means the period beginning on the Phillip Effective Date and ending on earlier of the date which falls 4 months thereafter or the Phillip Closing Date save that the Lenders will at the request of the Parent, consider in good faith and acting reasonably extending such period if further time is required to obtain the relevant anti-trust approvals in respect of the Phillip Acquisition provided that such time period shall not be extended further than 6 months from the Phillip Effective Date;

“Certain Funds Representations” means the representations and warranties as made by any member of the Group in:

(a)                                  Clause 21.2(a) (Incorporation/Status) to Clause 21.2(f) (Obligations Binding); and

(b)                                 Clause 21.2(p) (Winding up) in respect of any Borrower of the Second Tranche Advances;

“Change of Control” has the meaning given to it in Clause 14.3 (Mandatory Prepayments on Sale, Change of Control or Listing);

“Chase Deed of Release” means the deed of release, in the agreed terms, dated on or about the First Utilisation Date, between, inter alios, Chase Manhattan International Limited and Burlington Biscuits;

“Chase Documents” means the Chase Pay Off Letter, the Chase Deed of Release and any other document ancillary thereto or entered into in connection therewith, in the agreed terms;

“Chase Pay Off Letter” means the letter, in the agreed terms, dated 20 March, 2000 from Chase Manhattan International Limited to Burlington Biscuits;

“China Share Sale Agreement” means the agreement, in the agreed terms, dated 11 July, 2000 between, inter alios, certain UB Holdings Group Companies and Nabisco International, Inc.;

“Combination Agreement” means the combination agreement dated 28 February, 2000 (as amended by an amendment agreement dated 17 March, 2000) between, inter alios, the Parent, Finalrealm, PAI LBO Fund, Opatra S.A., PAI Partners SAS, Deutsche Bank AG London, BT Capital Investors Offshore LP, Nabisco International, Inc., Premier Financing Limited, Cinven Limited, Cinven Management (CN) Limited, Cinven Capital Management (BN) Limited, Railway Pension Venture Capital Limited and others;

“Commitment” means:

(a)                                  when designated “Facility A”, in relation to a Lender listed in Schedule 1 and Facility A, the amount in Sterling set opposite its name in Schedule 1 in relation to Facility A and, in relation to any other Lender, the amount or the total amount of Facility A Commitments transferred to it in compliance with this Agreement; and

(b)                                 when designated “Facility B1”, in relation to a Lender listed in Schedule 1 and Facility B1, the amount in Euro and/or Sterling set opposite its name in Schedule 1 in relation to Facility B1 and, in relation to any other Lender, the amount or the total amount of Facility B1 Commitments transferred to it in compliance with this Agreement; and

(c)                                  when designated “Facility B2” in relation to a Lender listed in Schedule 1 and Facility B2, the amount in Euro and/or Sterling set opposite its name in Schedule 1 in relation to Facility B2 and, in relation to any other Lender, the amount or the total amount of the Facility B2 Commitments transferred to it in compliance with this Agreement; and

(d)                                 when  designated “Facility C”, in relation to a Lender listed in Schedule 1 and Facility C, the amount in Euro and/or Sterling set opposite its name in Schedule 1 in relation to Facility C and, in relation to any other Lender, the amount or the total amount of the Facility C Commitment transferred to it in compliance with this Agreement; and

(e)                                  when designated “Revolving Facility”, in relation to a Lender listed in Schedule 1 and the Revolving Facility, the amount in Sterling set opposite its name in Schedule 1 in relation to the Revolving Facility and, in relation to any other Lender, the amount or the total amount of the Revolving Facility Commitments transferred to it in compliance with this Agreement; and

(f)                                    when designated “Ancillary” means in relation to an Ancillary Lender its Ancillary Limit;

to the extent not cancelled, reduced or transferred by such Lender in accordance with this Agreement, and without any such designation means “Facility A Commitment”, “Facility B1 Commitment”, “Facility B2 Commitment”, “Facility C Commitment” and/or “Revolving Facility Commitment” and provided that references to “amount” or “amounts” above shall be to “amount” or “amounts” in Euro or Sterling, as the case may be;

“Confidentiality Undertaking” means a confidentiality undertaking in the form set out in Schedule 11 or such other form as the Agent may approve (acting reasonably);

“Consolidated EBIT” means for any testing period EBITDA for that period (as defined in Clause 22.11 (Financial Definitions)) after deduction of depreciation or any write-down of assets and any amortisation of goodwill or intangible assets for that period;

“Consortium Agreement” means the investment agreement between, inter alios, the Original Equity Investors, Deutsche Bank AG London, Finalrealm, Bladeland Holdings and others, in the agreed terms;

“Constitutional Documents” means, in relation to any member of the Group, its memorandum and articles of association or by-laws (or their equivalent in the country of its incorporation) in force as at the date of this Agreement;

“Contingent Liability” means at any time:

(a)                                  in relation to an Issuing Lender and a Letter of Credit or Lender Guarantee, the actual and/or contingent liability of that Issuing Lender under that Letter of Credit or Lender Guarantee at that time; and

(b)                                 in relation to a Lender and a Letter of Credit or a Lender Guarantee, the actual and/or contingent liability of that Lender in relation to that Letter of Credit or Lender Guarantee at that time as a result of the obligations assumed by it under Clause 8.4 (Indemnity);

“Danone Bridge Loans” means the loans made upon and subject to the terms of the £290,200,000 Danone bridge facility agreement dated 14 December, 1999 (as amended, supplemented and restated on 16 January, 2000 and 28 April, 2000) made between, inter alios, Runecorp, Deutsche Bank AG London as arranger, and the banks and financial institutions party thereto;

“Danone Commitment Letter” means the agreement dated 14 December, 1999, in the agreed terms, between, inter alios, Groupe Danone S.A., the Parent, Solvecorp and (in a limited capacity) the Agent, as amended by the supplemental letters dated 16 December, 1999, 14 January, 2000, 28 February, 2000 and 8 March, 2000, in the agreed terms;

“Danone Credit Support Agreement” means the credit support agreement, in the agreed terms, dated 14 January, 2000 (as amended and supplemented and/or restated on 16 January, 2000) between, inter alios, Groupe Danone, S.A. and Finalrealm;

“Danone Documents” means the Danone Commitment Letter, the Danone Credit Support Agreement and any other document ancillary thereto or entered into in connection therewith, in the agreed terms;

“DDB Documents” means the DDB Instrument, the Deep Discount Bonds and any other document ancillary thereto or entered into in connection therewith;

“DDB Instrument” means the instrument dated 22 March, 2000 in the agreed terms executed by Solvecorp constituting £103,212,487,420 unsecured loan notes due 2049;

“Deep Discount Bonds” means the deep discount bonds issued by Solvecorp pursuant to the DDB Instrument in favour of (i) Bladeland Investments (Scotland) LP with an aggregate subscription price of £119,400,000, (ii) funds managed or advised by Cinven and PAI with an aggregate subscription price of £238,800,000 and (iii) Deutsche Bank AG with an aggregate subscription price of £41,790,000 or such replacement deep discount bonds as may be issued by Solvecorp in the agreed terms and subject to conditions satisfactory to the Agent (acting on the instructions of the Majority Lenders);

“Default Interest Period” has the meaning given to it in Clause 9.4(b) (Default Interest);

“Default Rate” has the meaning given to it in Clause 9.4 (Default Interest);

“Deluxestar” means Deluxestar Limited, a company incorporated in England and Wales with registered number 3922573 having its registered office at Hayes Park, Hayes End Road, Hayes, Middlesex, UB4 8EE;

“Dormant Company” means any Group Company which does not trade (whether for its own account or for that of another) and does not hold or own (whether legally or beneficially) any material assets or property or owe or have outstanding any material liabilities (and for the purposes of this definition amounts owed as of the Phillip Effective Date by UB Snack Foods Limited to United Biscuits (UK) Limited pursuant to an intra-group loan by United Biscuits (UK) Limited to UB Snack Foods Limited which has been subordinated pursuant to the Intercreditor Deed and all interest accrued thereon from time to time, shall not constitute “material liabilities”);

“EBIT” means for any testing period earnings from ordinary activities (before interest and tax after deduction of depreciation or any write-down of assets and any amortisation of goodwill or intangible assets for that period) calculated on a basis consistent with the definition of EBITDA set out in Clause 22.11 (Financial Definitions);

“Environment” means all gases, air, vapours, liquids, water, land, surface and sub-surface soils, rock, flora, fauna, wetlands and all other natural resources or part thereof, including artificial or man-made buildings, structures or enclosures;

“Environmental Approval” means any permit, licence, authorisation, consent or other approval required under any Environmental Laws;

“Environmental Laws” means all European Union, national, federal, state or local statutes, orders, regulations or other law or subordinate legislation or common law or regulatory codes of practice or judgments, guidance documents or other requirements of governmental authorities concerning the Environment, the generation, use, storage, transportation or disposal of Hazardous Materials, or health and safety, which are in existence now or in the future and are legally binding upon each Group Company in the relevant jurisdiction in which the relevant Group Company has been or is operating;

“Environmental Report” means the environmental reports in the approved form;

“Equity Documents” means the Combination Agreement, the Constitutional Documents of the Parent and Bladeland Holdings, the Equity Loan Agreements, the Equity Note Document, the Consortium Agreement, the DDB Documents, the Nabisco Initial Documents, the Shareholders’ Agreement and the Equity Supplemental Agreement;

“Equity Investors” means the Original Equity Investors, any assignee or transferee of any direct or indirect interest in the Parent and any other person at any time having a direct or indirect equity interest in the Parent;

“Equity Loan Agreements” means the intra group loans, entered into pursuant to Appendix 3 to the Combination Agreement, in the agreed terms, including (i) the loan of £119,400,000 from Solvecorp to Runecorp, (ii) the loan of £119,400,000 from Runecorp to UB Finance, (iii) the loan of £119,400,000 from UB Finance to Regentrealm, (iv) the loan of £280,590,000 from Solvecorp to Runecorp, (v) the loan of £280,590,000 from Runecorp to UB Finance, (vi) the loan of £280,590,000 from UB Finance to Regentrealm, (vii) the loan of £100 from Solvecorp to Runecorp, (viii) the loan of £28,200,000 from Runecorp to UB Finance, (ix) the loan of £28,200,000 from UB Finance to Regentrealm and (x) the loan of £120,000,000 from Regentrealm to Finalrealm;

“Equity Note Document” means the share transfer agreement made between Burlington Cayman and Runecorp dated 22 March, 2000 documenting a non-interest bearing note of £120,000,000 issued by Runecorp in favour of Burlington Cayman;

“Equity Supplemental Agreement” means the agreement dated 17 April, 2000 in the agreed terms between, inter alios, Bladeland Holdings and others;

“EURIBOR” means, in relation to any Interest Period for any Advance or Unpaid Sum in Euro:

(a)                                  the applicable Screen Rate; or

(b)                                 (if no Screen Rate is available for that Interest Period of that Advance) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the European interbank market, as of 11.00 a.m. (Brussels time) on the Rate Fixing Date for the offering of deposits in Euro and for a period comparable to that Interest Period of the relevant Advance or Unpaid Sum;

“Euro” or “Euros” means the single currency of Participating Member States;

“European Interbank Market” means the interbank market for Euro operating in Participating Member States;

“Event of Default” means any of the events specified in Clause 23.1 (List of Events);

“Excess Cashflow” has the meaning given to it in Clause 22.11 (Financial Definitions);

“Excluded Acquisition Proceeds” means any proceeds of a Recovery Claim which:

(a)                                  are applied:

(i)                                     to satisfy (or reimburse a member of the Group who has discharged) any liability, charge or claim upon any member of the Group by a person who is not a member of the Group; or

(ii)                                  in the replacement, reinstatement and/or repair of assets of a member of the Group which have been lost, destroyed or damaged,

in each case as a result of the events or circumstances giving rise to that Recovery Claim if these proceeds are so applied as soon as possible (but in any event within 180 Business Days or such longer period as the Majority Lenders may agree) after receipt; or

(b)                                 is recovered from the Phillip Vendor as a result of the Initial Share Price (as defined in the Phillip Share Purchase Agreement) exceeding the Final Share Price (as defined in the Phillip Share Purchase Agreement);

“Existing Lender” has the meaning given to it in Clause 32.2 (Assignments and Transfers by Lenders);

“Expiry Date” means:

(a)                                  in relation to Facility A, the earlier of 28 April, 2010 and the date on which any notice is issued under Clauses 23.2(b)(i) and 23.2(c) (Cancellation and Repayment);

(b)                                 in relation to Facility B, the earlier of 72 months from the date of the first Utilisation of the Second Tranche Advances and the date on which any notice is issued under Clauses 23.2(b)(i) and 23.2(c) (Cancellation and Repayment);

(c)                                  in relation to Facility C, the earlier of 15 January 2011 and the date on which any notice is issued under Clauses 23.2(b)(i) and 23.2(c) (Cancellation and Repayment); and

(d)                                 in relation to the Revolving Facility, the earlier of 66 months from the Phillip Closing Date and the date on which any notice is issued under Clauses 23.2(b)(i) and 23.2(c) (Cancellation and Repayment);

“Facilities” means Facility A, Facility B1, Facility B2, Facility C and the Revolving Facility and “Facility” means any one of them;

“Facility A” means the term loan facility referred to in Clause 2.1(a) (Facilities);

“Facility A Advance” means the principal amount of each Advance made or to be made under Facility A, as from time to time reduced by repayment or prepayment;

“Facility A Borrower” means a Borrower specified in Schedule 2 Part 1 as a Borrower under Facility A;

“Facility B” means Facility B1 and Facility B2;

“Facility B Advance” means a Facility B1 Advance and a Facility B2 Advance;

“Facility B1” means the term loan facility referred to in Clause 2.1(b) (Facilities);

“Facility B1 Advance” means the Facility B1 Euro Advance and the Facility B1 Sterling Advance;

“Facility B1 Euro Advance” means the principal amount of each Euro Advance made or to be made under Facility B1, as from time to time reduced by repayment or prepayment;

“Facility B1 Sterling Advance” means the principal amount of each Sterling Advance made or to be made under Facility B1, as from time to time reduced by repayment or prepayment;

“Facility B1 Borrower” means a Borrower specified in Schedule 2 Part 1 as a Borrower under Facility B1;

“Facility B2” means the term loan facility referred to in Clause 2.1(c) (Facilities);

“Facility B2 Advance” means the Facility B2 Euro Advance and the Facility B2 Sterling Advance;

“Facility B2 Euro Advance” means the principal amount of each Euro Advance made or to be made under Facility B2, as from time to time reduced by repayment or prepayment;

“Facility B2 Sterling Advance” means the principal amount of each Sterling Advance made or to be made under Facility B2, as from time to time reduced by repayment or prepayment;

“Facility B2 Borrower” means a Borrower specified in Schedule 2 Part 1 as a Borrower under Facility B2;

“Facility C” means the term loan facility referred to in Clause 2.1(d) (Facilities);

“Facility C Advance” means the Facility C Euro Advances and the Facility C Sterling Advances;

“Facility C Borrower” means a Borrower specified in Schedule 2 Part 1 as a Borrower under Facility C;

“Facility C Euro Advance” means the principal amount of each Euro Advance made or to be made under Facility C, as from time to time reduced by repayment or prepayment;

“Facility C Sterling Advance” means the principal amount of each Sterling Advance made or to be made under Facility C, as from time to time reduced by repayment or prepayment;

“Facility Commitment” means the Facility A Commitment, Facility B1 Commitment, Facility B2 Commitment, Facility C Commitment or the Revolving Facility Commitment, as the context requires;

“Fees Letter” means the letter from the Agent to the Parent dated 22 July 2004 setting out details of certain fees payable by certain Group Companies in connection with the Facilities, as such letter is amended, supplemented and/or replaced from time to time;

“Fifth Supplemental Agreement” means the fifth supplemental agreement to this Agreement dated 1 March 2004 and entered into between the parties hereto;

“Finance Parties” means the Arranger, the Sole Book Runner, the Agent, the Security Agent, the Documentation Agent, each Lender, each Issuing Lender, each Ancillary Lender, each Hedging Lender and each Affiliated Lender appointed by a Lender in accordance with Clause 3.2(c) (Lending Office) and “Finance Party” means any of them;

“Financial Indebtedness” means any indebtedness in respect of or arising under or in connection with:

(a)                                  moneys borrowed or moneys raised by way of borrowing and debit balances at banks (provided that where that debit balance arises with an Approved Bank which operates netting arrangements permitted by this Agreement or a bank operating Cash Pooling Arrangements permitted under this Agreement, such debit balance shall only be taken into account in calculating the amount of Financial Indebtedness of the Group if the net position under those arrangements is an overall debit balance); or

(b)                                 any debenture, bond (other than a performance bond issued in the ordinary course of trading by one member of the Group in respect of the obligations of another member of the Group), note or loan stock or other similar debt instrument; or

(c)                                  any acceptance or documentary credit; or

(d)                                 receivables sold or discounted (otherwise than on a non-recourse basis) but only to the extent of the recourse to the relevant Group Company; or

(e)                                  the acquisition cost of any asset to the extent payable more than 120 days after the time of acquisition or possession by the person liable as principal obligor for the payment thereof where the deferred payment does not represent normal trade credit; or

(f)                                    the sale price of any asset to the extent paid more than 120 days before the time of sale or delivery by the person liable to effect such sale or delivery where the advance payment does not represent normal trade credit; or

(g)                                 finance leases (as defined in SSAP21), credit sale or conditional sale agreements (whether in respect of land, buildings, plant, machinery, equipment or otherwise) (but excluding, for the avoidance of doubt, operating leases and the acquisition cost of any asset payable prior to expiry of 120 days from the date of sale); or

(h)                                 any agreement for managing or hedging currency and/or interest rate and/or commodity risk whether by way of forward exchange, collar, swap, forward rate agreement or otherwise to the extent that the relevant contract does not provide for such indebtedness to be netted off against any payment due thereunder, provided that, where such agreement provides for such netting to occur, this paragraph (h) shall include only the net amount of the payment obligation outstanding thereunder after such netting has occurred; or

(i)                                     amounts raised under any other transaction having the commercial effect of a borrowing; or

(j)                                     any guarantee, indemnity or other legally binding obligation in respect of financial loss of any person in respect of any indebtedness falling within paragraphs (a) to (i) inclusive of this definition, and so that where the amount of Financial Indebtedness falls to be calculated:

(k)                                  no amount shall be taken into account more than once in the same calculation; and

(l)                                     when any amount required to be taken into account on any particular day is denominated or payable in a currency other than Sterling, that amount shall be converted into Sterling at the Agent’s spot rate of exchange on that day for the purchase of Sterling with such other currency;

“Financial Statements” means the 2002 Audited Accounts and the audited and unaudited accounts, management accounts, balance sheets, profit and loss accounts, budgets and forecasts and other financial statements and information referred to in or from time to time delivered to the Agent pursuant to Clause 22.8(d) (Financial Statements) or as a condition precedent under the Fourth Supplemental Agreement including, in any such case, the notes (if any) thereto;

“Financial Year” means the financial year of the Group ending on or about 31 December in each calendar year;

“Financing Agents” means the Agent, Documentation Agent, Security Agent and, where the context permits, the Sole Bookrunner;

“Financing Loan Agreements” means the intra-group loan agreements, in the agreed terms, entered into between (1) Runecorp as lender and UB Finance as borrower, (2) UB Finance as lender and Regentrealm as borrower and (3) Regentrealm as lender and Finalrealm as borrower;

“First Tranche Advances” means the Facility A Advance and Facility B1 Advance made available prior to the date of the Sixth Supplemental Agreement;

“First Utilisation Date” means the first Utilisation Date for Facility A and Facility B1;

“Fourth Supplemental Agreement” means the fourth supplemental agreement to this Agreement dated 9 April 2003 and entered into between the parties hereto;

“French Recapitalisation” means the recapitalisation of United Biscuits France S.A. funded by a capital contribution by United Biscuits Investments (Netherlands) B.V. in an amount not exceeding €20,000,000;

“Group” means the Parent and its Subsidiaries from time to time and “member of the Group” or “Group Company” means any one of them;

“Guarantee” means any guarantee, indemnity or other legally binding obligation in respect of financial loss given by a member of the Group in respect of the obligations of another person;

“Guarantor” means each Group Company designated as such in Part 2 of Schedule 2 or in the Accession Document pursuant to which it became a party hereto as an Additional Guarantor;

“Guilder Bond” means the series of loans provided by Equity and Law Life Assurance Society Plc and other lenders to U.B. Finance B.V. totalling in aggregate NLG 15,000,000;

“Hazardous Materials” means any chemical, material or substance at any time defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous waste”, “acutely hazardous waste”, “radioactive waste”, “biohazardous waste”, “pollutant”, “toxic pollutant”, “contaminant”, “restricted hazardous waste”, “infectious waste”, “toxic substances”, or any other term or expression intended to define, list or classify substances by reason of properties harmful to health, safety, and the Environment including, without limitation, (a) harmful properties such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, reproductive toxicity, “TCLP toxicity” or “EP toxicity” or words of similar import under any applicable Environmental Laws; (b) any oil, petroleum, petroleum fraction or petroleum derived substance; (c) any drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal resources; (d) any flammable substances or explosives; (e) any radioactive materials; (f) any asbestos-containing materials; (g) urea formaldehyde foam insulation; (h) electrical equipment which contains any oil or dielectric fluid containing polychlorinated biphenyls; (i) pesticides; and (j) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority or which is reasonably likely to pose a hazard to the health and safety of the owners, occupants or any persons or to the Environment;

“Hedging Documents” means agreements entered into with the Hedging Lenders for the purpose of managing or hedging currency and/or interest rate risk under the Facilities (other than under an Ancillary Facility);

“Hedging Lender” means any Lender or any Affiliated Lender who enters into any agreement with any of the Obligors for managing or hedging currency and/or interest rate risk whether by way of forward exchange, cap, collar, swap, forward rate agreement or otherwise;

“Holding Company” means, in relation to a body corporate, any other body corporate of which it is a Subsidiary;

“Insurance Reports” means the insurance and risk management reports in the approved forms;

“Insurances” means the insurances effected by each Group Company in relation to its respective assets and business in accordance with Clause 22.2(d) (Insurances);

“Intellectual Property” means the Intellectual Property Rights owned by members of the Group throughout the world and the interests of any member of the Group throughout the world in any Intellectual Property Rights, together with the benefit of all licences and agreements entered into or the benefit of which is enjoyed by any member of the Group relating to the use or exploitation of any Intellectual Property Rights, including, without limitation, the Material Intellectual Property in all cases at the date of this Agreement and thereafter;

“Intellectual Property Rights” means all patents and patent applications, trade and/or service marks and trade and/or service mark applications (and all goodwill associated with such applications), all brand and/or trade names, all copyrights and rights in the nature of copyright, all design rights, all registered designs and applications for registered designs, all trade secrets, know-how, confidential information and all other intellectual property rights of any description whatsoever throughout the world;

“Intercreditor Deed” means the agreement, in the agreed terms, and made between, inter alios, each of the Obligors, the Agent, the Security Agent, the Lenders, the Hedging Lenders and the Original Equity Investors dated 28 April 2000 (as supplemented, amended and restated from time to time including by the Second Supplemental Intercreditor Deed);

“Interest” has the meaning given to it in Clause 22.11 (Financial Definitions);

“Interest Payable” has the meaning given to it in Clause 22.11 (Financial Definitions);

“Interest Period” means a period by reference to which interest is calculated and payable on an Advance or overdue sum and, in the case of a Revolving Facility Advance, the period for which it is borrowed;

“Interest Receivable” has the meaning given to it in Clause 22.11 (Financial Definitions);

“Intra-Group Loan Agreement(s)” means (i) the Refinancing Loan Agreements, (ii) the Financing Loan Agreements, (iii) the loan agreement(s), in the agreed terms, entered into on or about June 2000 by members of the Group for the purposes of assisting the borrowers thereunder to meet their obligations under the Senior Finance Documents and the Bonds; (iv) the Equity Loan Agreements and (v) any other loan agreement(s), in the agreed terms, entered into by members of the Group to loan down the proceeds of the issuance of Bonds on a subordinated basis;

“Intra-Group Loans” means loans by one member of the Group to another member of the Group;

“IPO” means in respect of any person the first underwritten public offering of ordinary share capital of such person to be listed and/or traded on any recognised market investment exchange (as defined in the Financial Services and Markets Act 2000) or any recognised stock exchange or recognised market for trading securities in any jurisdiction;

“Issuing Lender” means any Lender which from time to time agrees to issue a Letter of Credit or Lender Guarantee for the account of a Borrower;

“Know your customer checks” are the checks that a Finance Party requests in order to meet its obligations under applicable money laundering regulations;

“Legal Due Diligence Reports” means the due diligence reports in the approved forms;

“Lender” means:

(a)                                  when designated “Facility A”, each of the Lenders identified in Schedule 1 (The Lenders) as participating in Facility A;

(b)                                 when designated “Facility B1”, each of the Lenders identified in Schedule 1 (The Lenders) as participating in Facility B1;

(c)                                  when designated “Facility B2”, each of the Lenders identified in Schedule 1 (The Lenders) as participating in Facility B2 (together with the Facility B1 Lenders, the “Facility B Lenders”);

(d)                                 when designated “Facility C”, each of the Lenders identified in Schedule 1 (The Lenders) as participating in Facility C; and

(e)                                  when designated “Revolving Facility”, each of the Lenders identified in Schedule 1 (The Lenders) as participating in the Revolving Facility,

and in each case any assignee or transferee to whom rights and/or obligations are assigned or transferred in accordance with Clause 32 (Changes to Parties) and includes a successor of any such person (collectively, the “Lenders”) and “Facility A Lenders”, “Facility B1 Lenders”, “Facility B2 Lenders”, “Facility C Lenders” and “Revolving Facility Lenders” shall be construed accordingly;

“Lender Guarantee” means a guarantee and/or indemnity issued or to be issued by an Issuing Lender under the Revolving Facility in the form provided for in Part 2 of Schedule 9 or in such other form as may be agreed between the Obligors’ Agent, the Agent and an Issuing Lender;

“Lending Office” means, in relation to a Lender, the office through which it is acting for the purposes of this Agreement provided that a Lender may designate different offices as its Lending Office for the purposes of different Facilities and/or the Ancillary Facilities by written notice to the Agent;

“Letter of Credit” means a letter of credit issued or to be issued by an Issuing Lender hereunder in the form set out in Part 1 of Schedule 9 or in such other form as may be agreed between the Obligors’ Agent, the Agent and the relevant Issuing Lender;

“LIBOR” means, in relation to any Advance or Unpaid Sum denominated in a currency other than Euro for any Interest Period:

(a)                                  the applicable Screen Rate; or

(b)                                 (if no Screen Rate is available for the currency or Interest Period of that Advance or Unpaid Sum) the arithmetic mean (rounded upwards to four decimal places) of the rates, as supplied to the Agent at its request, quoted by the Reference Banks to leading banks in the London interbank market, as of 11 a.m. on the Rate Fixing Date for the offering of deposits in the currency of that Advance or Unpaid Sum and for a period comparable to that Interest Period of that Advance or Unpaid Sum;

“Listing” has the meaning given to it in Clause 14.3 (Mandatory Prepayments on Sale, Change of Control or Listing);

“Majority Lenders” means, at any time (subject to Clause 33.2 (Voting Rights of Facility C Lenders)):

(a)                                  if there are no Utilisations then outstanding, a Lender or Lenders whose undrawn Commitments aggregate more than 66 2/3% of the Total Commitments (or, if the Total

Commitments have been reduced to zero, aggregated more than 66 2/3% of the Total Commitments immediately prior to the reduction); or

(b)                                 at any other time, a Lender or Lenders whose participations in the Utilisations then outstanding aggregate more than 66 2/3% of the Sterling Amount of all Utilisations then outstanding and all undrawn Commitments, and for this purpose the amount of an Ancillary Lender’s Revolving Facility Commitment shall not be reduced by its Ancillary Limit and in respect of any matter on which a Facility C Lender has no voting rights under Clause 33.2 (Voting Rights of Facility C Lenders) the amount of a Facility C Lender’s Commitment shall not be included;

“Mandatory Costs” means the cost of complying with certain regulatory requirements expressed as a percentage rate per annum calculated by the Agent in accordance with Schedule 13 (Mandatory Costs Formulae);

“Margin” means:

(a)                                  in relation to Facility A, 2.25% per annum;

(b)                                 in relation to Facility B Euro Advances, 2.625% per annum;

(c)                                  in relation to Facility B Sterling Advances, 2.75% per annum;

(d)                                 in relation to Facility C Euro Advances, 4.375% per annum;

(e)                                  in relation to Facility C Sterling Advances, 4.5% per annum; and

(f)                                    in relation to the Revolving Facility, 2.25% per annum;

subject to the provisions in Clause 9.7 (Margin Adjustment);

“Market Report” means the report in the approved form prepared by Mitchell Madison in relation to the Business;

“Material Adverse Effect” means any effect, event, matter or circumstance which is materially adverse to:

(a)                                  the business, assets or financial condition of the Group taken as whole; or

(b)                                 the ability of any Obligor to perform any of its payment obligations or its obligations under Clause 22.9 (Financial Covenants) in accordance with their terms under any of the Senior Finance Documents;

“Material Group Company” means the Parent, Solvecorp, Runecorp, Regentrealm, Deluxestar, Finalrealm, UB Finance, Burlington Cayman and any other member of the Group whose gross assets, EBIT or turnover on a consolidated basis (including those of all of its Subsidiaries) have exceeded 7% of the total gross assets, Consolidated EBIT or turnover of the Group, in each case as determined:

(a)                                  by the Agent by reference to the most recently delivered audited accounts (adjusted to take account of any subsequent disposals, acquisitions or group reorganisations) delivered to the Agent pursuant to Clause 22.8(d) (Financial Statements); and

(b)                                 in accordance with Approved Accounting Principles,

and any Group Company which becomes a Material Group Company pursuant to Clause 19.6 (Security/Guarantee Coverage);

“Material Intellectual Property” means the Intellectual Property which is material to any Material Group Company;

“Maturity Date” means, in relation to a Revolving Facility Advance, the last day of its Interest Period;

“Merger Agreement” means the merger agreement dated on or about 17 March, 2000 between, Nabisco International, Inc., the Parent, Deluxestar, Finalrealm and Hillsdown Holdings Limited and the side letter relating thereto dated 17 March, 2000 as amended and restated on 11 July, 2000, in the agreed terms;

“Merger Documents” means the Merger Agreement and the China Share Sale Agreement and any other document ancillary thereto or entered into in connection therewith, in the agreed terms;

“Nabisco Bridge Loans” means loans made upon and subject to the terms of the £75,000,000 bridge facility agreement made between, inter alios, Runecorp and Deutsche Bank AG London as arranger, the banks and financial institutions party thereto, as amended, supplemented and/or restated;

“Nabisco Business Group” has the meaning given to such term in the Merger Agreement;

“Nabisco Discounted Note Instrument” means the instrument in the agreed terms executed by Deluxestar constituting £33,096,603,466 dual convertible discounted notes due 2049 and the side letter, in the agreed terms, relating thereto;

“Nabisco Discounted Notes” means the Nabisco Initial Discounted Notes and the Nabisco Further Discounted Notes;

“Nabisco Further Discounted Notes” means the discounted notes issued on 11 July 2000 by Deluxestar pursuant to the Nabisco Discounted Note Instrument for an amount of not less than £116,800,000;

“Nabisco Further Documents” means the Nabisco Discounted Note Instrument, the Nabisco Further Discounted Notes and any other document ancillary thereto or entered into in connection therewith;

“Nabisco Initial Discounted Notes” means the discounted notes issued by Deluxestar pursuant to the Nabisco Discounted Note Instrument for an amount of not less than £28,199,980;

“Nabisco Initial Documents” means the Nabisco Discounted Note Instrument, the Nabisco Initial Discounted Notes, the Nabisco Warrant Documents and any other document ancillary thereto or entered into in connection therewith;

“Nabisco Warrant Documents” means the Nabisco Warrant Instrument, the Nabisco Warrants and any other document ancillary thereto or entered into in connection therewith;

“Nabisco Warrant Instrument” means the warrant instrument dated 25 April 2000 in the agreed terms executed by the Parent pursuant to which the Nabisco Warrants were issued;

“Nabisco Warrants” means the warrants issued by the Parent pursuant to the Nabisco Warrant Instrument for the amount of not less than £100;

“Net Acquisition Proceeds” means the proceeds of a claim (a “Recovery Claim”) against the Phillip Vendor or any of its affiliates (or any employee, officer or adviser) in relation to the Phillip Acquisition Documents or against any provider of any Phillip Report (in its capacity as provider of that Phillip Report) received by a member of the Group except for Excluded Acquisition Proceeds and after deducting:

(a)                                  any reasonable costs, expenses which are incurred by any member of the Group to persons who are not members of the Group; and

(b)                                 any Tax incurred and required to be paid by a member of the Group as reasonably determined by the relevant member of the Group on the basis of applicable rules and taking into account any available credit, deduction or allowance;

in each case in relation to that Recovery Claim;

“Net Cash Interest Payable” has the meaning given to it in Clause 22.11 (Financial Definitions);

“Net Leverage Ratio” means the ratio of Total Net Borrowings to EBITDA (each as defined in Clause 22.11 (Financial Definitions);

“Net Proceeds” means the consideration received by any member or members of the Group in respect of the disposal from the Group of any Group Company or of all or any part of the business, undertaking or assets of any member of the Group (including the amount of any inter company debt of any member of the Group disposed of which is repaid in connection with that disposal but after deduction of:

(a)                                  all taxes incurred in connection with the disposal;

(b)                                 all other reasonable costs and expenses incurred by continuing members of the Group in connection with that disposal;

(c)                                  in the case of a disposal of a Group Company, where not already reflected in the purchase price, any amount required to discharge any Permitted Indebtedness, Permitted Guarantee or Permitted Security Interest owed or given by such Group Company, as the case may be; and

(d)                                 (in the case of the sale by a Group Company which is not a wholly-owned Subsidiary of its Holding Company) a proportion of the consideration (after deduction of the amounts referred to in paragraphs (a)-(c) above) which is equal to the proportion of the issued share capital of such Group Company that is held by any third party;

“New Lender” has the meaning given to it in Clause 32.2 (Assignments and Transfers by Lenders);

“Obligors” means the Parent, Runecorp, Solvecorp, Finalrealm and Regentrealm, Deluxestar, UB Finance, Burlington Cayman, each other Borrower, each other Guarantor and each other Group Company which has undertaken (or in the future undertakes) obligations to a Finance Party or Finance Parties pursuant to one or more Senior Finance Documents and “Obligor” means any of them;

“Obligors’ Agent” means the Parent appointed to act on behalf of each Obligor in relation to the Senior Finance Documents pursuant to Clause 5.4 (Parent as Obligors’ Agent);

“Offer” means the recommended Offer made by NM Rothschild & Sons Limited and Deutsche Bank AG London on behalf of Finalrealm to purchase the Offer Shares on the terms set out in the Offer Document (as such offer was amended, supplemented, revised, renewed and waived from time to time);

“Offer Document” means the offer document posted on 14 January, 2000 (in a form consistent with the Press Release) which accurately describes the financing of the Offer and together with the Press Release and the Shareholder Circular (the “Offer Documents”);

“Offer Shares” means the ordinary shares of 29 pence each in UB Holdings which are the subject of the Offer (including any shares issued to any Option Holders);

“Operating Budget” means, in relation to each Financial Year of the Parent, a projected balance sheet, projected profit and loss account and projected cashflow statement for the Group for such Financial Year delivered to the Agent pursuant to Clause 22.8(d) (Financial Statements), all of which shall be prepared on a basis consistent with Approved Accounting Principles and in a format acceptable to the Agent;

“Option Holders” means each of the persons who are holders of share options in UB Holdings pursuant to UB Holdings’ share option scheme;

“Optional Currency” means each of Euros and US Dollars and any other currency approved by the Agent which is freely transferable and convertible into Sterling and deposits of which are freely available in the London interbank market (together the “Optional Currencies”);

“Original Audited Accounts” means the audited consolidated financial statements of the Group (including the notes thereto) for the Financial Year ended on or about 2 January, 1999;

“Original Equity Investors” means (i) funds managed or advised by Cinven Limited, (ii) funds managed or advised by or companies managed by PAI Partners SAS, (iii) funds managed by BT Capital Investors Offshore LP, and (iv) Nabisco Inc.  and its Affiliates provided that Nabisco Inc.  and its Affiliates shall only be Original Equity Investors for the purposes of the Change of Control definition in Clause 14.3(e) (Mandatory Prepayments on Sale, Change of Control or Listing) for so long as Nabisco Inc.  has a credit rating from Moody’s Investors Service Inc. of no less than Ba2 and a credit rating from Standard & Poor’s Rating Corporation of no less than BB and, in addition, the Bonds and any further debt securities issued to refinance the Bonds which are permitted under Clause 22.6(p) (Issue of Bonds) have the same or a better rating than Nabisco Inc.  had prior to Nabisco Inc.  obtaining control of the Parent;

“Other Currency Equivalent” means in relation to any amount which is not denominated in Sterling on the date the calculation falls to be made, the equivalent in that other currency of the amount in Sterling as determined by the Agent by reference to the Agent’s spot rate of exchange at the relevant time;

“Participating Member State” means any member state of the European Communities which has adopted or which adopts the Euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union;

“Permitted Acquisition” means the acquisition of a business (whether by way of shares or assets) (“Acquisition Assets”) of any company (excluding for these purposes members of the Phillip Group) which is similar or related to that carried on by any Material Group Company where:

(a)                                  the aggregate of the Acquisition Consideration in respect of Acquisition Assets is not (A) when aggregated with any other Acquisition Consideration in any Financial Year, greater than £10,000,000 (or its Other Currency Equivalent) and (B) when aggregated with any other Acquisition Consideration after the Phillip Effective Date but on or prior to such Financial Year, greater than £20,000,000 (or its Other Currency Equivalent); or

(b)                                 the aggregate Acquisition Consideration in respect of all Acquisition Assets acquired after the Phillip Effective Date (excluding acquisitions referred to in (a) and (c)) does not exceed £100,000,000 (or its Other Currency Equivalent) over the term of the Facilities;

and in the case of (b) only:

(A)                              either (1) the proposed Acquisition Assets for the period of the previous four quarters would have had a positive EBITDA for that period, if EBITDA for the Acquisition Assets had been tested for such period as if the acquisition and any related refinancing had taken place at the beginning of such period (and will have positive EBITDA for the next four quarters) utilising the definition of EBITDA contained in Clause 22.11 (Financial Definitions) but with references to “Group” being replaced with references to the Acquisition Assets together with any appropriate adjustments or (2) the Parent has demonstrated to the satisfaction of the Agent (acting reasonably) that the proposed Acquisition Assets will have positive EBITDA (utilising the definition in Clause 22.11 (Financial Definitions)) for the period comprising the next four quarters; and

(B)                                the Agent has received and (acting reasonably) approved a pro-forma calculation demonstrating that (1) had the proposed Acquisition Assets been within the Group for the previous four quarters there would have been no breach of any financial covenant as set out in Clause 22.9 (Financial Covenants) during that period and (2) that if the Acquisition Assets are deemed to be within the Group for the next four quarters there will be no breach of Clause 22.9 (Financial Covenants); and

(C)                                the Agent has received and (acting reasonably) approved a pro-forma calculation demonstrating that the ratio of Total Net Borrowings for the date immediately after the acquisition to pro forma EBITDA for the 12 month period ending on the acquisition date (adjusted to reflect the position if the proposed Acquisition Assets had been in the Group for such period) will not be greater than the ratio of Total Net Borrowings as at the immediately preceding Accounting Quarter to EBITDA for the period of 12 months ending at the end of such Accounting Quarter; and

(D)                               at least 5 Business Days prior to entering into any such acquisition there has been provided to the Agent copies of all accountants’, environmental and other reports obtained by any member of the Group in respect of such Acquisition Assets; and

(E)                                 no Event of Default or Potential Event of Default will occur as a result of the proposed acquisition of the Acquisition Assets; or

(c)                                  prior to any such acquisition of Acquisition Assets, the consent of the Majority Lenders is obtained;

“Permitted Guarantee” means any Guarantee falling within the provisions of Clause 22.6(h) (Guarantees);

“Permitted Indebtedness” means any indebtedness falling within the provisions of Clauses 22.6(g) (Indebtedness);

“Permitted Joint Venture” means:

(a)                                  the joint venture in respect of KP Ireland Limited in which UB Holdings has a 50% holding; and

(b)                                 any joint venture in which any member of the Group has an interest provided such interest is held by a limited liability company (the “JV Co”) set up specifically for the purpose of holding such joint venture interest and the obligations of this JV Co.  are not guaranteed or underwritten in any way by any member of the Group and where the aggregate amount of all investment by Group Companies in all such joint ventures does not, at any time, exceed £25,000,000;

“Permitted Liquidation” means:

(a)                                  the liquidation of KP Foods France S.A., KP Continental SA or any Dormant Company in each case where any liquidation proceeds are distributed to an Obligor (via an intercompany loan where required); or

(b)                                 any solvent winding up of a Group Company on terms approved by the Majority Lenders; or

(c)                                  any solvent winding up of a Group Company whose assets have been transferred to another Group Company pursuant to a Permitted Merger;

“Permitted Merger” means the Portuguese Merger and any solvent amalgamation, merger, de-merger or consolidation between Group Companies which does not adversely affect any Security Interest created by any of the Security Documents or which has been approved by the Majority Banks;

“Permitted Reorganisation” means:

(a)                                  any amalgamation, merger, demerger or corporate reconstruction on a solvent basis of any Subsidiaries of Finalrealm (the “Sub-Group”) where:

(i)                                     all of the business and assets and shares of (or other interest in) such Subsidiaries remain within the Sub-Group and continue to be owned directly or indirectly by the Parent and, if any Subsidiary involved was an Obligor prior to the relevant reorganisation, all of the business and assets of that Subsidiary are retained by one or more Obligors after the reorganisation save to the extent the relevant shares or assets are not disposed of as permitted under, but subject always to the terms of, the Senior Finance Documents or, in the case of shares, cease to exist by virtue of a merger constituting or forming part of such reorganisation;

(ii)                                  the surviving entity of the reorganisation is liable for the obligations of any member of the Group with which it has merged as part of the reorganisation;

(iii)                               the surviving entity of the reorganisation is incorporated in the same jurisdiction as any member of the Group with which it has merged as part of the reorganisation; and

(iv)                              the Agent and Security Agent are given 20 Business Days’ notice by the Parent of the proposed reorganisation and;

(A)                              the Finance Parties will have the same or equivalent Security Interests under the Security Documents over the assets concerned and over each relevant Subsidiary and the shares in it (or the shares of the surviving entity) and the same or equivalent guarantees from each relevant Subsidiary after the reorganisation to those (if any) existing immediately prior to the reorganisation and the Security Interests created under the Security Documents and guarantees given by any other members of the Group will not be prejudiced in any material respect;

(B)                                the Parent provides to the Agent (in form and substance satisfactory to it acting reasonably) such conditions precedent listed in Part 1 of Schedule 3 (Additional Obligor Conditions Precedent) and such  Security Documents and Accession Documents as the Agent may reasonably require to evidence to its satisfaction that the condition referred to in paragraph (A) above has been complied with including, without limitation, such legal opinions as the Security Agent may reasonably require; or

(C)                                the subordination arrangements contemplated by the Intercreditor Deed could not reasonably be expected to be prejudiced in any material respect;

(b)                                 any amalgamation, merger, demerger or corporate reconstruction on a solvent basis for general corporate purposes of any member of the Group other than UB Finance or any of its Subsidiaries provided that:

(i)                                     UB Finance and its Subsidiaries remain as wholly-owned Subsidiaries of United Biscuits Group (Investments) Limited;

(ii)                                  such amalgamation, merger, demerger or corporate reconstruction shall not be of UB Finance or any of its Subsidiaries; and

(iii)                               the Agent and Security Agent are given 20 Business Days’ notice by the Parent of the proposed reorganisation and;

(A)                              the Finance Parties will have the same or equivalent Security Interests under the Security Documents over the assets concerned and over each relevant Subsidiary and the shares in it (or the shares of the surviving entity) and the same or equivalent guarantees from each relevant Subsidiary after the reorganisation to those (if any) existing immediately prior to the reorganisation and the Security Interests created under the Security Documents and guarantees given by any other members of the Group will not be prejudiced in any material respect;

(B)                                the Parent provides to the Agent evidence in form and substance satisfactory to the Agent (acting reasonably) that such conditions precedent listed in Part 1 of Schedule 3 (Additional Obligor Conditions Precedent) and such  Security Documents and Accession Documents as the Agent may reasonably require to evidence to its satisfaction that the condition referred to in paragraph (A) above has been complied with including, without limitation, such legal opinions as the Security Agent may reasonably require;

(C)                                the Parent provides to the Agent evidence in form and substance satisfactory to the Agent (acting reasonably) that such amalgamation, merger or corporate reconstruction could not reasonably be expected to give rise to any material Tax charges upon the Group; and

(D)                               the subordination arrangements contemplated by the Intercreditor Deed could not reasonably be expected to be prejudiced in any material respect;

“Permitted Sale and Leaseback” means the sale of a research and development site at High Wycombe and leaseback of part of such site for fair market value and any other sale and leaseback approved by the Majority Banks;

“Permitted Security Interest” means any Security Interest falling within the provisions of Clause 22.6(e) (Negative Pledge);

“Permitted Transaction” means:

(a)                                  any Permitted Liquidation;

(b)                                 any Permitted Merger;

(c)                                  the Spanish Recapitalisation;

(d)                                 the French Recapitalisation;

(e)                                  any Permitted Sale and Leaseback; and

(f)                                    any Permitted Reorganisation;

“Permitted Treasury Transactions” means forward foreign exchange contracts for hedging currency or commodity exposures in the ordinary course of trade (and not for speculative purposes) and transactions entered into in accordance with the Hedging Documents;

“Phillip Accountants Report” means the accountants’ report on the Phillip Group substantially in the form of the draft dated 21 July, 2004 prepared by Ernst & Young LLP;

“Phillip Accounts” means the draft (or if available prior to the Phillip Closing Date, audited) financial statements of The Jacob’s Bakery Limited for the financial year ended on 31 December, 2003;

“Phillip Acquisition” means the acquisition by United Biscuits (UK) Limited of the entire issued share capital of The Jacob’s Bakery Limited on the terms set out in the Phillip Share Purchase Agreement;

“Phillip Acquisition Documents” means the Phillip Share Purchase Agreement and the Phillip Disclosure Letter and Phillip Tax Covenant and all other documents executed pursuant to the Phillip Share Purchase Agreement;

“Phillip Agency Fees Letter” means the letter dated on or around the date of the Sixth Supplemental Agreement from the Agent and the Security Agent to the Parent setting out details of the agency and security agency fees payable in connection with the Facilities;

“Phillip Clean-Up Default” means any breach of a representation and warranty or any breach of an undertaking under any Senior Finance Document or any Event of Default subsisting on the Phillip Closing Date or arising within 15 days thereafter where such breach or Event of Default is attributable to events or circumstances arising prior to the Phillip Closing Date to the extent that it (or any representation relating thereto) relates to a member of the Phillip Group (or any obligation to procure or ensure in relation to a member of the Phillip Group) where and for so long as it is reasonably likely that such breach or Event of Default is capable of being cured in the period from the Phillip Closing Date to the end of the Phillip Clean-Up Period provided that:

(a)                                  such Event of Default is not an Event of Default:

(i)                                     arising from a breach of Clause 22.7(a) (Variation of Documents); or

(ii)                                  arising pursuant to Clauses 23.1(e) (Insolvency) to Clause 23.1(k) (Similar Events Elsewhere);

(iii)                               arising from a Change of Control, Listing or Sale; and

(b)                                 no Material Adverse Effect has occurred or is likely to occur as a result of the occurrence of such Phillip Clean-Up Default;

“Phillip Clean-Up Period” means the period from the Phillip Closing Date to the date falling 2 months thereafter;

“Phillip Closing Account” means the account or accounts opened with the Agent for the purpose of the collection of cash funds for closing the Phillip Acquisition;

“Phillip Closing Date” means the date upon which completion of the Phillip Acquisition takes place pursuant to the Phillip Share Purchase Agreement;

“Phillip Closing Information Package” means the August 2004 Agreed Projections and, once agreed by the Parent, the Phillip Syndication Information Memorandum;

“Phillip Disclosure Letter” means the Disclosure Letter as defined in the Phillip Share Purchase Agreement;

“Phillip Effective Date” means the Effective Date as defined in the Sixth Supplemental Agreement;

“Phillip Funds Flow” means the itemised sources and uses summary in the agreed form prepared by the Parent relating to the Phillip Acquisition;

“Phillip Group” means The Jacob’s Bakery Limited and its Subsidiaries and “Phillip Group Companies” shall be construed accordingly;

“Phillip Management Accounts” means the unaudited monthly management accounts of The Jacob’s Bakery Limited of Irish Biscuits (NI) Limited for the period August 2004 as delivered to the Parent under the Phillip Share Purchase Agreement;

“Phillip Obligor” means The Jacob’s Bakery Limited;

“Phillip Reports” means:

(a)           the Phillip Accountants’ Report;

(b)           the legal due diligence report substantially in the form of the draft dated 21 July, 2004 prepared by Allen & Overy LLP (the “Phillip Legal Due Dilligence Report”); and

(c)           the environmental reports by Environmental Resource Management (France) consisting of three environmental phase 1 assessments dated May 2004 and a supplementary letter report dated 21 July, 2004 (the “Phillip Environmental Report”);

each such Report being addressed to or accompanied by a letter of reliance, in the agreed form, in favour of, inter alia, the Finance Parties from time to time;

“Phillip Share Purchase Agreement” means the sale and purchase agreement between Danone Holdings (UK) Limited and United Biscuits (UK) Limited, dated 23 July, 2004, providing for the purchase of the entire issued share capital of W. & R. Jacobs Limited and The Jacob’s Bakery Limited;

“Phillip Share Purchase Assignment” means the assignment in the agreed form by United Biscuits (UK) Limited of its rights and interests in the Phillip Share Purchase Agreement to be entered into between United Biscuits (UK) Limited and the Security Agent;

“Phillip Shares” means the shares in The Jacob’s Bakery Limited acquired on the terms set out in the Phillip Share Purchase Agreement;

“Phillip Structure Document” means the document in the agreed terms containing diagrams of the Group, details of any minority shareholdings in any member of the Group, details of all interests and participations of any member of the Group in any company, joint venture or partnership and details of all Dormant Companies belonging to the Phillip Group immediately after the Phillip Closing Date;

“Phillip Syndication” has the meaning given to it in Clause 3.4(a) (Syndication);

“Phillip Syndication Information Memorandum” means the information memorandum in the form approved by the Obligors’ Agent concerning the Group and the business, trading, prospects, financial condition, assets and liabilities of the Group prepared or to be prepared by the Arranger on behalf of the Parent for distribution to selected financial institutions in connection with the Phillip Syndication;

“Phillip Tax Covenant” means the Tax Covenant as defined in the Phillip Share Purchase Agreement;

“Phillip Transaction” means, inter alios, the execution and delivery of the Sixth Supplemental Agreement, the Phillip Acquisition and such other matters related to the foregoing;

“Phillip Transaction Costs” means the costs and expenses (including notarial, legal and accounting costs) arising in connection with the Phillip Transaction;

“Phillip Transaction Documents” means the Phillip Acquisition Documents, the Sixth Supplemental Agreement, the Third Supplemental Intercreditor Deed, the Security Documents and Accession Documents to be entered into by the Phillip Obligors pursuant to Clause 4.2 (Additional conditions precedent for Second Tranche Advances) and Clause 22.2(n) (Phillip Conditions Subsequent) ;

“Phillip Vendor” means Danone Holdings (UK) Limited;

“Portuguese Acquisition” means the acquisition by United Biscuits Iberia, S.L. of the Portuguese Target;

“Portuguese Escrow Release Date” means the date upon which the escrow agent under the Portuguese Escrow Agreement delivers to United Biscuits Iberia, S.L. the share certificates and other documentation in accordance with the Portuguese Escrow Agreement and Clause 4 (Payment) of the Portuguese Share Purchase Agreement;

“Portuguese Escrow Agreement” means the escrow agreement creating an escrow account, dated 20 February 2004, among Nutrinveste-Sociedade Gestora de Participações Sociais, S.A., United Biscuits Iberia, S.L., United Biscuits (Holdings) Limited and Deutsche Bank (Portugal), S.A. as escrow agent;

“Portuguese Merger” means the merger between United Biscuits Iberia Limitada and the Portuguese Target which is intended to take place if the Portuguese Acquisition occurs;

“Portuguese Refinancing Capital Contribution” means the capital contribution made to the Portuguese Target by United Biscuits Iberia, S.L. to refinance any Financial Indebtedness in the Portuguese Target at the date of the Portuguese Acquisition;

“Portuguese Security Documentation” means the Security Document pursuant to Clause 20.5(a) (Portuguese Security) in form and substance satisfactory to the Agent;

“Portuguese Share Purchase Agreement” means the sale and purchase agreement between Nutrinveste - Sociedade Gestora de Participações Sociais, S.A., United Biscuits Iberia S.L and United Biscuits (Holdings) Limited, dated 20 February 2004, providing for the purchase of the entire issued share capital of the Portuguese Target;

“Portuguese Supplementary Capital Contribution” means the supplementary capital contribution of up to €8,000,000 made to the Portuguese Target by United Biscuits Iberia, S.L.;

“Portuguese Target” means Triunfo-Produtos Alimentares, S.A.;

“Potential Event of Default” means any event which with the giving of notice or the lapse of time, in each case pursuant to Clause 23 (Events of Default), would constitute an Event of Default;

“Press Release” means the press release made by or on behalf of Finalrealm on 17 December 1999 announcing the terms of the Offer;

“Proposed Tax Restructuring” means the tax structuring detailed in Schedule 15;

“Qualifying Person” has the meaning given to it in Clause 16.1 (Tax Definitions);

“Rate Fixing Date” means, in relation to any period for which an interest rate is to be determined:

(a)           for an Advance or Unpaid Sum denominated in Sterling, the first day of that period;

(b)           for an Advance or Unpaid Sum denominated in Euro, two TARGET Days before the first day of that period; or

(c)           for an Advance or Unpaid Sum denominated in any currency (other than Euro or Sterling), two Business Days before the first day of that period,

unless market practice differs in the Relevant Interbank Market for a currency, in which case the Rate Fixing Date for that currency will be determined by the Agent in accordance with market practice for that currency in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Rate Fixing Date will be the last of those days);

“Recovery Claim” has the meaning given to it in the definition of “Net Acquisition Proceeds”;

“Reference Bank” means, subject to Clause 32.13 (Reference Banks) in relation to LIBOR, EURIBOR and the Mandatory Costs the principal London office of Deutsche Bank AG London and such other financial institutions as may be agreed between the Parent and the Agent (acting reasonably);

“Refinancing Loan Agreements” means the intra-group loan agreements, in the agreed terms, to be entered into by (i) Finalrealm (as lender) and UB Holdings (as borrower), (ii) UB Holdings (as lender) and members of the UB Holdings Group (as borrowers) and (iii) by any Subsidiary of UB Holdings as lender and any other Subsidiary of UB Holdings as borrower which has existing Financial Indebtedness as at the Unconditional Date in each case for the purposes of, or in connection with, refinancing of Financial Indebtedness of the UB Holdings Group (existing as at the Unconditional Date or increased by Interest accruing from such date) but excluding the provision of working capital to such borrowers;

“Refinancing Loans” means an Intra-Group Loan made pursuant to the Refinancing Loan Agreements;

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Materials into the Environment (including, without limitation, the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Materials), including the movement of any Hazardous Material through the air, soil, surface water, or groundwater;

“Relevant Interbank Market” means, in relation to the Euro, the European Interbank Market and, in relation to any other currency, the London interbank market;

“Repayment Dates” means the repayment dates specified in Clause 13 (Repayment of Advances) and “Repayment Date” shall be construed accordingly;

“Reports” means the Accountants’ Report, the Insurance Report, the Environmental Report, the Legal Due Diligence Report and the Market Report as may be updated and approved by the Agent from time to time and “Report” means any of them;

“Reservations” means the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, the limitation or enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and other laws generally affecting the rights of creditors, the time barring of claims under the Limitation Acts and similar principles and any legal (but not factual) qualifications as to enforceability contained in the legal opinions delivered as a condition precedent to the availability of the Facilities or pursuant to Clause 19.4 (Accession Formalities);

“Restructuring Costs” means the costs incurred by the Group in relation to any reorganisation, restructuring or cost cutting measures;

“Revolving Facility” means the revolving credit facility referred to in Clause 2.1(e) (Facilities);

“Revolving Facility Advance” means the principal amount of each Advance made or to be made to the Revolving Facility Borrower under the Revolving Facility as from time to time reduced by repayment or prepayment;

“Revolving Facility Available Commitment” means in relation to the Revolving Facility and a Lender, that Lender’s Available Commitment in respect of the Revolving Facility;

“Revolving Facility Borrower” means a Revolving Facility Borrower under the Revolving Facility specified in Schedule 2 Part 1 and each Additional Borrower under the Revolving Facility unless it has been released from its rights and obligations as Borrower in accordance with the terms of this Agreement;

“Rollover Advance” means one or more Revolving Facility Advances:

(a)           made or to be made on the same day that a maturing Revolving Facility Advance under the same Revolving Tranche is due to be repaid;

(b)           the aggregate amount of which is equal to or less than the relevant maturing Revolving Facility Advance;

(c)           in the same currency as the relevant maturing Revolving Facility Advance (unless it arose as a result of the operation of Clause 12.2 (Unavailability of Currencies)); and

(d)           made or to be made to a Borrower for the purpose of refinancing a maturing Revolving Facility Advance borrowed by that Borrower under the same Revolving Tranche;

“Runecorp” means Runecorp Limited, a company incorporated in England and Wales and registered under company number 3876056 having its registered office at Hayes Park, Hayes End Road, Hayes, Middlesex, UB4 8EE;

“Sale” has the meaning given to it in Clause 14.3(e) (Mandatory Prepayments on Sale, Change of Control or Listing);

“Screen Rate” means:

(a)           in relation to LIBOR, the British Bankers Association Interest Settlement Rate for the relevant currency and Interest Period; and

(b)           in relation to EURIBOR, the percentage rate per annum determined by the Banking Federation of the European Union for the relevant Interest Period;

displayed on the appropriate page of the Telerate screen.  If the agreed page is replaced or service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with the Obligors’ Agent and the Lenders;

“Second Supplemental Intercreditor Deed” means the deed dated on or around the 2004 Effective Date, made between, inter alios, each of the Obligors, the Agent, the Security Agent, and the Original Equity Investors, supplementing, amending and restating the Intercreditor Deed;

“Second Tranche Advances” means the Facility B2 Advances to be made for the purposes described in Clause 2.2(b) (Purpose) on or after the Phillip Effective Date and the Facility C Advances;

“Secured Parties” means the Finance Parties;

“Security Agent” means Deutsche Bank AG London as agent and trustee for the Finance Parties under the Security Documents or such other person as may from time to time hold the whole or any part of the security created thereby;

“Security Documents” means the documents listed in Schedule 14 (Security Documents) and any other document providing for a guarantee or evidencing or creating a Security Interest in favour of any Finance Party in respect of the obligations of any of the Obligors under the Senior Finance Documents;

“Security/Guarantee Principles” means the principles that the granting and extent of any guarantees and Security Interests (other than over shares except in relation to (a) below) required from each Obligor in a jurisdiction other than England and Wales or Scotland in support of their obligations under the Senior Finance Documents will be subject to the following general considerations:

(a)           limitations may be imposed or may arise on (i) the availability and extent of such guarantees and Security Interests by reason of applicable law, directors’ fiduciary duties or other similar duties or (ii) the extent of such guarantees and Security Interests in order to ensure that directors are not exposed to personal liability to contribute towards the indebtedness to which the same relate;

(b)           the cost to the relevant Obligor of providing such guarantees and Security Interests shall not in the opinion of the Agent (as defined in the relevant Senior Finance Document) (acting reasonably) be disproportionate to the benefit obtained by the beneficiaries of such guarantees and Security Interests therefrom; and

(c)           in the case of the grant of Security Interests only, the administrative burden which such Security Interests may place on the relevant Obligor shall not in the reasonable opinion of the Agent be disproportionate to the benefit obtained by the beneficiaries of such Security Interests therefrom;

“Security Interest” means any mortgage, charge (fixed or floating), standard security, pledge, lien, hypothecation, right of set-off, assignment by way of security, or any other security interest whatsoever, howsoever created or arising or any other agreement or arrangement having the commercial effect of conferring security;

“Senior Finance Documents” means this Agreement, the Ancillary Documents, the Security Documents, the Hedging Documents, the Intercreditor Deed, each Accession Document, each Transfer Certificate, each Letter of Credit and/or Lender Guarantee, the Fees Letter, all supplemental and amendment agreements to any of the foregoing and any other document designated as such by the Agent and the Parent;

“Shareholders’ Agreement” means the shareholders’ agreement, in the agreed terms, between, inter alios, Nabisco International, Inc., Deutsche Bank AG London and the Parent;

“Sixth Supplemental Agreement” means the sixth supplemental agreement dated 16 September 2004, entered into between the parties hereto, supplementing, amending and restating this Agreement;

“Spanish Recapitalisation” means the recapitalisation of Galletas United Biscuits S.A. Sociedad Unipersonal required to comply with Spanish law funded by a capital contribution by United Biscuits Iberia S.L. Sociedad Unipersonal;

“Specified Agreements” means the Merger Agreement, the China Share Sale Agreement, the Combination Agreement, the Nabisco Discounted Notes, the Nabisco Warrants and the Constitutional Documents of Bladeland Holdings;

“Solvecorp” means Solvecorp Limited, a company incorporated under the laws of England and Wales and registered under number 3876059 having its registered office at Hayes Park, Hayes End Road, Hayes, Middlesex, UB4 8EE;

“Sterling” or “£” means the lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland;

“Sterling Amount” means, in relation to a Utilisation:

(a)           if the Utilisation is denominated in Sterling, the amount specified in the Utilisation Request delivered by a Borrower for that Utilisation; or

(b)           if the Utilisation is denominated in an Optional Currency, the amount of the Utilisation requested converted into Sterling at the Agent’s spot rate of exchange on the date which is three Business Days before the Utilisation Date or, if later, the date on which the Agent receives the Utilisation Request or in the case of the reference to Sterling Amount in Clause 2.1(a) (Facilities), the date which is two Business Days before the Phillip Effective Date; or

(c)           if the Utilisation comprises the issue of a Letter of Credit or Lender Guarantee denominated in an Optional Currency, the amount specified in the relevant Utilisation Request converted into Sterling at the Agent’s spot rate of exchange one Business Day before the relevant Utilisation Date, as recalculated from time to time in accordance with this Agreement, adjusted to reflect (in the case of an Advance) any repayment, prepayment, consolidation or division of that Advance;

“Sterling Bond” means the £150,000,000 6.375% Guaranteed Bonds Due 2009 of UB Investments PLC;

“Subsidiary” means:

(a)           a subsidiary as defined in Section 736 of the Companies Act 1985; and

(b)           for the purposes of Clause 22.8 (Information and Accounting Undertakings) and Clause 22.11 (Financial Definitions) only, a subsidiary undertaking as defined in Section 258 of the Companies Act 1985;

provided that any reference to a Subsidiary of a Group Company shall be deemed to exclude any Subsidiary being a Danone Company;

“TARGET” means Trans-European Automated Real-time Gross Settlement Express Transfer payment system;

“TARGET Day” means any day on which TARGET is open for the settlement of payments in Euro;

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same) whatsoever and wheresoever imposed, levied, collected, withheld or assessed;

“Tax Credit” has the meaning given to that expression in Clause 16.1 (Tax Definitions);

“Tax Deduction” has the meaning given to it in Clause 16.1 (Tax Definitions);

“Taxes Act” means the Income and Corporation Taxes Act 1988;

“Term Advances” means the Facility A Advances, the Facility B Advances and the Facility C Advances and “Term Advance” means any of them;

“Term Facilities” means Facility A, Facility B and Facility C and “Term Facility” means any one of them;

“Total Ancillary Limits” means, at any time, the aggregate of the Ancillary Limits at that time;

“Total Ancillary Outstandings” means, at any time, the aggregate of all Ancillary Outstandings at that time;

“Total Borrowings” has the meaning given to it in Clause 22.11 (Financial Definitions);

“Total Commitments” means, at any time, the aggregate of all the Commitments (including, for the avoidance of doubt, all commitments for any facility provided under this Agreement) at that time;

“Total Contingent Liabilities” means, at any time, the aggregate of the Contingent Liabilities at that time;

“Total Facility A Commitments” means, at any time, the aggregate of the Facility A Commitments at that time;

“Total Facility B1 Commitments” means, at any time, the aggregate of the Facility B1 Commitments at that time;

“Total Facility B2 Commitments” means, at any time, the aggregate of the Facility B2 Commitments at that time;

“Total Facility C Commitments” means, at any time, the aggregate of the Facility C Commitments at that time;

“Total Net Borrowings” has the meaning given to it in Clause 22.11 (Financial Definitions);

“Total Revolving Facility Available Commitments” means, at any time, the aggregate of the Revolving Facility Available Commitments at that time;

“Total Revolving Facility Commitments” means, at any time, the aggregate of the Revolving Facility Commitments at that time;

“Transaction Costs” means all fees, costs and expenses and stamp, registration, notarial and similar taxes incurred by the Parent, Solvecorp, Runecorp, Finalrealm, Deluxestar, Regentrealm and/or UB Finance in connection with the Offer and its financing;

“Transaction Documents” means the Senior Finance Documents, the Equity Documents, the Offer Documents, the Intra-Group Loan Agreements, the Nabisco Further Documents, the Merger Documents, the Danone Documents, the Chase Documents and the Phillip Acquisition Documents;

“Transfer Certificate” means a certificate in the form set out in Schedule 5 (Transfer Certificate);

“UB Finance” means United Biscuits Finance PLC, a company incorporated in England and Wales with registered number 3945313 having its registered office at Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE and formerly known as Dreadstar PLC;

“UB Holdings” means United Biscuits (Holdings) Limited;

“UB Holdings Group” means UB Holdings and all of its Subsidiaries and “UB Holdings Group Company” means any of them;

“UK GAAP” means accounting principles, standards and practices as are generally accepted in the United Kingdom and approved by the relevant local institute, accounting standards board or other applicable authority;

“Unconditional Date” means the date on which the Offer is declared or becomes unconditional in all respects;

“Unpaid Sum” means any sum which is due and payable but unpaid by an Obligor under a Senior Finance Document;

“USA” means the United States of America or any of its states or territories and the District of Columbia;

“US$” or “US Dollars” means the lawful currency for the time being of the USA;

“Utilisation” means a utilisation of any of the Facilities;

“Utilisation Date” means, in relation to a Utilisation, the date for the making of such Utilisation as specified by the relevant Borrower in the relevant Utilisation Request;

“Utilisation Request” means a notice requesting an Advance or issue of a Letter of Credit or Lender Guarantee in the form set out in Part 1 or Part 2 of Schedule 4 (Form of Utilisation Request) as appropriate;

“VAT” means value added tax as provided in the Value Added Tax Act 1994 and any other Tax of a similar nature;

“2002 Audited Accounts” means the audited consolidated accounts of United Biscuits Group (Investments) Limited for the Financial Year ended on 28 December 2002;

“2003 Agreed Projections” means the document in the agreed terms entitled “UB Consolidated Projections” dated on or about the date of the Fourth Supplemental Agreement;

“2003 Audited Accounts” means the audited consolidated accounts of United Biscuits Group (Investments) Limited for the Financial Year ended on 3 January 2004

“2003 Closing Costs” means the costs and expenses (including notarial, legal and accounting costs) arising in connection with the 2003 Closing Restructuring;

“2003 Syndication Information Memorandum” means the information memorandum in the form approved by the Obligors’ Agent concerning the Group and the business, trading, prospects, financial condition, assets and liabilities of the Group prepared or to be prepared by the Arranger on behalf of the Parent for distribution to selected financial institutions in connection with the 2003 Syndication;

“2004 Bonds” means the £45,000,000 10¾% senior subordinated notes due 2011 and the €32,500,000 10⅝% senior subordinated notes due 2011 issued by UB Finance on 16 February 2004;

“2004 Bond Tap Transaction” means, inter alios, the offering of the 2004 Bonds, the Portuguese Acquisition, the execution and delivery of the Fifth Supplemental Agreement and the Second Supplemental Intercreditor Deed and the matters contemplated thereby;

“2004 Bond Tap Transaction Costs” means the costs and expenses (including notarial, legal and accounting costs) arising in connection with the 2004 Bond Tap Transaction;

“2004 Closing Date” means the closing date of the offering of the 2004 Bonds, being 16 February 2004;

“2004 Effective Date” means the “Effective Date” as defined in the Fifth Supplemental Agreement;

1.2           Interpretation: The memorandum entitled “Historic Provisions” in the agreed terms contains definitions relevant to certain historic provisions of the Senior Finance Documents.  In this Agreement, unless the context otherwise requires, a reference to:

(a)           a document being “in the agreed terms” means in a form agreed between the Obligors’ Agent and the Agent (acting on the instructions of the Majority Banks) and initialled by them or on their behalf for the purposes of identification;

(b)           a Report being in the “approved form” means a Report, the scope and content of which has been approved by the Original Lenders, which is addressed to the Agent for itself and as trustee for the other Finance Parties from time to time or to the Agent, the Security Agent and the other Finance Parties and their successors and assigns, and, in either case, which has been duly signed by the author thereof;

(c)           “assets” includes property (both tangible and intangible) and rights of every kind, present, future and contingent (including uncalled share capital) and every kind of interest in an asset;

(d)           “the date hereof” means the date of this Agreement;

(e)           a “guarantee” includes:

(i)            an indemnity; and

(ii)           any other obligation (whatever called) of any person:

(A)          to pay, purchase, provide funds (whether by the advance of money, the purchase of or subscription for shares or other investments, the purchase of assets or services, the making of payments under an agreement or otherwise) for the payment of, indemnify against the consequences of default in the payment of, or otherwise be responsible for, any indebtedness of any other person; or

(B)           to be responsible for the performance of any obligations, or the solvency, of any other person,

(and “guaranteed” and “guarantor” shall be construed accordingly);

(f)            “indebtedness” includes any obligation (whether incurred as principal, guarantor or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(g)           a “month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month provided that if:

(i)            any such period would otherwise end on a day which is not a Business Day, it shall end on the next Business Day in the same calendar month or, if none, on the preceding Business Day; and

(ii)           a period starts on the last Business Day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that later month,

(and references to “months” shall be construed accordingly);

(h)           an amount “outstanding” at any time under or in relation to any Contingent Liability is the maximum amount that may be demanded in respect thereof at such time in accordance with the terms thereof less:

(i)            the aggregate amount of cash cover held by the relevant Issuing Lender in relation thereto at such time; and

(ii)           subject to any express provisions therein which account for the same, the aggregate of all payments made by an Issuing Lender pursuant to demands made thereunder on or prior to such time (save to the extent that the Issuing Lender has not been reimbursed in respect of the same);

(i)            a “person” includes any person, individual, firm, company, corporation, government, state or agency of a state or any undertaking (within the meaning of Section 259(1) of the Companies Act 1985) or other association (whether or not having separate legal personality) or any two or more of the foregoing;

(j)            “repayment” includes “prepayment” and its grammatical variations and cognate expressions shall be construed accordingly;

(k)           “unremedied” means not remedied to the reasonable satisfaction of the Agent (acting on the instructions of the Majority Lenders acting reasonably) and “unwaived” means not expressly waived in writing by the Agent (acting on the instructions of the Majority Lenders); and

(l)            “winding-up” of any person includes its dissolution and/or termination and/or any equivalent or analogous proceedings under the law of any jurisdiction in which the person concerned is incorporated, registered, established or carries on business or to which that person is subject.

1.3           Further interpretation provisions: save where a contrary intention appears, in this Agreement:

(a)           a reference to a Finance Party, an Obligor, a Reference Bank or other person is, where relevant, deemed to be a reference to or to include, as appropriate, their respective successors or assigns;

(b)           references to Clauses and Schedules are references to, respectively, clauses of and schedules to this Agreement and references to this Agreement include its Schedules;

(c)           a reference to (or to any specified provision of) any agreement, deed or other instrument (including the Senior Finance Documents) is to be construed as a reference to that agreement, deed or other instrument or that provision as it may have been or hereafter be, from time to time, amended, varied (including without limitation any new or increased facilities), supplemented, restated, novated or replaced subject to any restriction on such changes contained herein or in the Intercreditor Deed;

(d)           a reference to a statute or statutory instrument or accounting standard or any provision thereof is to be construed as a reference to that statute or statutory instrument or accounting standard or such provision thereof as the same may have been, or may from time to time hereafter be, amended or re-enacted;

(e)           a time of day is a reference to London, England time;

(f)            the index to and the headings in this Agreement are inserted for convenience only and are to be ignored in construing this Agreement;

(g)           words importing the plural shall include the singular and vice versa;

(h)           this Agreement is entered into with the benefit of, and subject to, the terms of the Intercreditor Deed; and

(i)            a representation or warranty qualified by reference to awareness or knowledge will be deemed qualified only by the actual awareness or knowledge of the person making such representation.

1.4           Cash Cover: Whenever a Borrower is obliged under the terms of this Agreement:

(a)           to repay or prepay any Contingent Liability or provide cash cover in respect of any Contingent Liability that Borrower shall on the date for such repayment or prepayment or provision of such cash cover:

(i)            by agreement with the relevant Beneficiary reduce such Contingent Liability by the relevant amount; or

(ii)           pay the relevant amount to the Issuing Lender whose Contingent Liability is to be cash covered; or

(b)           to repay or prepay any contingent liability arising under the Ancillary Facilities; it shall do so in accordance with paragraph (a) above or as otherwise specified in the relevant Ancillary Facility Letter.

2.             THE FACILITIES

2.1           Facilities: On the terms and subject to the conditions of this Agreement:

(a)           the Facility A Lenders agreed to make available to the Facility A Borrowers a term loan facility in the maximum aggregate principal Sterling Amount for all Facility A Borrowers not exceeding £267,400,000 for drawing by way of Advances in Sterling during the relevant Availability Period. On the Phillip Effective Date Facility A Utilisations comprise an Advance in Sterling of £267,400,000;

(b)           the Facility B1 Lenders agree to make available to the Facility B1 Borrowers a term loan facility in the maximum aggregate principal Sterling Amount for all Facility B1 Borrowers not exceeding £136,400,000 available for drawing by way of Advances in Sterling and Euros during the relevant Availability Period upon delivery of a Utilisation Request to the Agent by the Obligors’ Agent in accordance with Clause 6 (Utilisation Procedures);

(c)           the Facility B2 Lenders agree to make available to the Facility B2 Borrowers a term loan facility in the maximum aggregate principal Sterling Amount for all Facility B2 Borrowers not exceeding £28,600,000 available for drawing by way of Advances in Sterling and Euros during the relevant Availability Period upon delivery of a Utilisation Request to the Agent by the Obligors’ Agent in accordance with Clause 6 (Utilisation Procedures);

(d)           the Facility C Lenders agree to make available to the Facility C Borrower a term loan facility in a maximum aggregate principal Sterling Amount not exceeding £200,000,000 for drawing by way of Advances in Sterling and Euros during the Availability Period applicable to Facility C upon the Phillip Closing Date;

(e)           (i)            the Revolving Facility Lenders agree to make available to the Revolving Facility Borrowers a revolving credit facility in a maximum aggregate principal amount not exceeding the Total Revolving Facility Available Commitments, which shall be available for drawing in Sterling and Optional Currencies during the Availability Period for the Revolving Facility by way of cash advances and the issue of Letters of Credit and Lender Guarantees (and, as part of the Revolving Facility, Ancillary Facilities of up to £35,000,000) upon delivery of a Utilisation Request to the Agent by the Obligors’ Agent from time to time in accordance with Clause 6 (Utilisation Procedures); and

(ii)           the Total Revolving Facility Commitments on the Phillip Effective Date amount to £50,000,000.

(f)            In respect of Euro Advances under Facility B and Facility C, the Facility B Borrowers and the Facility C Borrowers shall, on the Phillip Closing Date, draw down no less than the Euro equivalent of £65,000,000 in respect of Facility B and £50,000,000 in respect of Facility C.

2.2           Purpose:

(a)           The proceeds of the First Tranche Advances have been, or shall be applied, subject to Clause 2.2(d) below:

(i)            in part financing or refinancing directly and indirectly the consideration payable for the purchase of shares in UB Holdings, the Transaction Costs and the Restructuring Costs;

(ii)           in part refinancing certain existing Financial Indebtedness and the Bond Bridge Loans and associated costs;

(iii)          in prepaying certain amounts under the Danone Bridge Loans and Nabisco Bridge Loans and in paying the Outstanding Balance (as defined in the Danone Credit Support Agreement); and

(iv)          for the general working capital purposes of the Group in an amount of up to £14,800,000.

(b)           The proceeds of the Second Tranche Advances shall, in respect of the Facility B2 Advance and the Facility C Advance, be used for:

(i)            financing or refinancing directly and indirectly the consideration payable for the Phillip Acquisition;

(ii)           the Phillip Transaction Costs; and

(iii)          to repay existing indebtedness in the Phillip Group; and

(iv)          to meet Restructuring Costs as permitted under this Agreement.

(c)           The proceeds of the Revolving Facility Advances and each Letter of Credit and Lender Guarantee issued under the Revolving Facility and the Ancillary Facilities shall be used for working capital purposes of the Group but shall not be used for the purposes referred to in Clauses 2.2(a) and 2.2(b) (Purpose) or to repay or pay any principal or interest or any other amount due under the Term Advances.

(d)           No Finance Party shall be obliged to enquire as to the use or application of amounts raised under the Senior Finance Documents.

3.             PARTICIPATION OF LENDERS

3.1           Basis of participation:

(a)           Subject to the other provisions of this Agreement, each Facility A Lender will participate in each Facility A Advance in the proportion which its aggregate Facility A Commitments bears to the Total Facility A Commitments as at the relevant Utilisation Date.

(b)           Subject to the other provisions of this Agreement, each Facility B Lender will participate in each Facility B Advance in the proportion which its aggregate Facility B Commitments bears to the Total Facility B Commitments as at the relevant Utilisation Date provided that such Facility B Lender shall only be required to participate in any Facility B Advances in Euro up to the amount of its Available Commitment in respect of Facility B Advances in Euro and shall only be required to participate in any Facility B Advance in Sterling up to the amount of its Available Commitment in respect of Facility B Advances in Sterling.

(c)           Subject to the other provisions of this Agreement, each Facility C Lender will participate in each Facility C Advance in the proportion which its aggregate Facility C Commitments bears to the Total Facility C Commitments as at the relevant Utilisation Date provided that such Facility C Lender shall only be required to participate in any Facility C Advances in Euro up to the amount of its Available Commitment in respect of Facility C Advances in Euro and shall only be required to participate in any Facility C Advance in Sterling up to the amount of its Available Commitment in respect of Facility C Advances in Sterling.

(d)           Subject to the other provisions of this Agreement, each Revolving Facility Lender will participate in each Revolving Facility Advance in the proportion which its Revolving Facility Commitment bears to the Total Revolving Facility Commitments as at the relevant Utilisation Date (the amount of each Ancillary Lender’s Revolving Facility Commitment being reduced to take account of the amount of its Ancillary Limit at such time and the Total Revolving Facility Commitments being reduced to take account of the Total Ancillary Limits at such time).

(e)           Subject to the other provisions of this Agreement, each Revolving Facility Lender will participate (by way of indemnity in favour of the Issuing Lender pursuant to Clause 8.4(b) (Indemnity)) in each Lender Guarantee and Letter of Credit in the proportion which its Revolving Facility Commitment bears to the Total Revolving Facility Commitments as at the relevant Utilisation Date (the amount of each Ancillary Lender’s Revolving Facility Commitment being reduced to take account of the amount of its Ancillary Limit at such time and the Total Revolving Facility Commitments being reduced to take account of the Total Ancillary Limits at such time).

(f)            The Revolving Facility Commitment of each Ancillary Lender shall be reduced pro tanto by the amount of its Ancillary Limit but shall automatically increase pro tanto upon such Ancillary Limit being reduced, cancelled or terminated.

3.2           Lending Office:

(a)           Each Lender will participate in each Utilisation through its Lending Office.

(b)           If a Lender changes its Lending Office or designates a different Lending Office from its current Lending Office for the purposes of a particular Facility, that Lender will notify the Agent and the Obligors’ Agent promptly of such change and, until it does so, the Agent and the Obligors’ Agent will be entitled to assume that no such change or designation has taken place.

(c)           (i)            The obligations of each Lender (including, for the avoidance of doubt, any Issuing Lender) in respect of each Utilisation to be made available by it under this Agreement may be discharged by such Lender nominating in this Agreement or in the Transfer Certificate pursuant to which it becomes party to this Agreement or in writing to the Agent and the Parent, an Affiliated Lender as being the lender of, or indemnitor under, one or more Utilisations, or by such Affiliated Lender executing this Agreement in such capacity, for the purposes of (a) mitigating any obligation to deduct withholding tax from any payment to such Lender pursuant to Clause 16 (Taxes) or (b) mitigating any payment obligation which might otherwise arise pursuant to Clause 17 (Change in Circumstances).  Such Affiliated Lender may lend or otherwise make available the amount or financial accommodation which such

Lender is obliged to lend or so make available in accordance with and subject to the terms of this Agreement.  Any financial accommodation made available by an Affiliated Lender shall be due for repayment to it or reduction in accordance with the terms of this Agreement as though it had been made available by the Lender to whom the Affiliated Lender who made such financial accommodation available is affiliated (the “Appointing Lender”).  Such Affiliated Lender shall be entitled to the extent of its participation by virtue of such Utilisation to all the rights and benefits of this Agreement and the other Senior Finance Documents including, without limitation, Clause 16 (Taxes) and Clause 17 (Change in Circumstances) provided that such rights and benefits shall be exercised on its behalf by its Appointing Lender save where law or regulation requires the Affiliated Lender to do so.  Each Appointing Lender shall remain liable and responsible for the performance of all obligations assumed by the Affiliated Lender on its behalf and non-performance of an Appointing Lender’s obligations by its Affiliated Lender shall not relieve such Appointing Lender from its obligations under this Agreement.

(ii)           If any Lender nominates an Affiliated Lender for the purposes of Clause 3.2(c) and that nomination would (but for this Clause 3.2(c)(ii) and as a result of laws or regulations in force or known to be coming into force at that time) result on the occasion of any subsequent payment to that Affiliated Lender in any amount being required to be paid by an Obligor under Clause 16 (Taxes) or Clause 17.1 (Increased Costs), that Obligor shall not be liable to pay any such amount in excess of the amount it would have been obliged to pay if that Lender had not nominated its Affiliated Lender to participate in the Facilities as above.  Each Lender shall notify the Agent and the Parent of the tax jurisdiction from which its Affiliated Lender will participate in the relevant Utilisations.

(iii)          Any notice or communication to be made to an Affiliated Lender pursuant to Clause 28 (Notices) shall be deemed to be served if delivered to the Lending Office of the relevant Appointing Lender provided that any such notice or communication may be served directly upon the Affiliated Lender to the extent required to mitigate any obligation to deduct withholding tax from any payment to such Lender pursuant to Clause 16 (Taxes) or any payment obligation which might otherwise arise pursuant to Clause 17 (Change in Circumstances).

3.3           Rights and Obligations of Finance Parties:

(a)           The rights and obligations of each of the Lenders and other Finance Parties under the Senior Finance Documents are several.  Failure of a Lender or other Finance Party to observe and perform its respective obligations under any Senior Finance Document shall neither:

(i)            result in any other Finance Party incurring any liability whatsoever; nor

(ii)           relieve the Obligors’ Agent, the Borrowers, any other Obligor or any other Finance Party from their respective obligations under the Senior Finance Documents.

(b)           Notwithstanding any other provision of any Senior Finance Document, the interests of each Finance Party are several and the total amounts outstanding at any time under the Senior Finance Documents and due to each Finance Party constitute separate and independent debts.

(c)           All amounts from time to time received or recovered by the Security Agent in connection with the realisation or enforcement of all or part of the security under the Security Documents (the “Security Proceeds”) shall be held by the Security Trustee on trust and the Lenders agree that the Security Proceeds will first be applied by the Agent to discharge in full amounts owed to the Facility A Lenders, Facility B1 Lenders, Facility B2 Lenders, Revolving Facility Lenders and Ancillary Lenders and only when all amounts outstanding in respect of Facility A,

Facility B, the Revolving Facility and the Ancillary Facilities have been discharged in full and cancelled and to the extent there are remaining Security Proceeds, they may then be applied by the Agent to discharge amounts owed to the Facility C Lenders.  For the avoidance of doubt, this provision shall only affect the rights as between (i) the Facility A Lenders, Facility B Lenders, the Revolving Facility Lenders and the Ancillary Lenders (on the one hand) and (ii) the Facility C Lenders (on the other hand).

3.4           Syndication:

(a)           The parties confirm that the Facilities are being made available by the relevant Lenders on the Phillip Effective Date with the intention (but not the obligation) that the Sole Book Runner (in consultation with the Arranger) should co-ordinate syndication of the Facilities (“Phillip Syndication”).  The Sole Book Runner agrees that the Parent shall be consulted in connection with Phillip Syndication.

(b)           Prior to the close of general syndication following the Phillip Effective Date as determined by the Agent (acting reasonably), no Lender may assign or transfer, or deliver a Transfer Certificate, in respect of all or any part of its rights or obligations under this Agreement or any other Senior Finance Document without the prior consent of the Sole Book Runner.

(c)           The Parent undertakes to assist and co-operate with the Sole Book Runner in the Phillip Syndication in such manner and to such extent as the Sole Book Runner may from time to time reasonably request, including, without limitation, by:

(i)            assisting in the preparation of and reviewing the Phillip Syndication Information Memorandum in relation to the Group and the business, trading, prospects, financial condition, assets and liabilities of the Group as a whole and of each Group Company;

(ii)           participating (at reasonable times, upon reasonable notice and without undue disruption to business) in presentations to potential New Lenders concerning the activities of the Group as a whole and of each Group Company; and

(iii)          (where the Phillip Effective Date occurs prior to 28 October 2004 and prior to the completion of the Phillip Syndication) selecting the first Interest Period commencing on the Phillip Effective Date in relation to Advances to be for a period not more than one month until the earlier of the completion of the Phillip Syndication and 28 October 2004 in respect of all Utilisations made from the Phillip Effective Date unless otherwise agreed with the Agent.

4.             CONDITIONS PRECEDENT

4.1           Initial conditions precedent to Drawdown: The Lenders’ obligations to make initial Utilisations of the Facilities available to any Borrower under this Agreement were subject to satisfaction of the conditions precedent set out in the Memorandum in the agreed terms entitled “Conditions Precedent Memorandum”.

4.2           Additional conditions precedent for Second Tranche Advances: In addition the Lenders shall be under no obligation to make any Second Tranche Advances unless the Phillip Effective Date has occurred and the Agent has received each of the documents specified in Schedule 3, Part 2 (or an agreed form thereof or the Agent is satisfied that it will receive such documents).

4.3           Additional conditions precedent: In addition, subject to Clause 23.6 (Certain Funds), the Lenders shall not be under any obligation to make any Utilisation available to the Borrowers unless on the relevant Utilisation Date:

(a)           in the case of any Utilisation other than a Rollover Advance:

(i)            no Event of Default or Potential Event of Default has occurred and is continuing and no Event of Default or Potential Event of Default will occur as a result of making such Utilisation; and

(ii)           the representations and warranties set out in Clause 21 (Representations and Warranties) stipulated as being repeated on that date are correct in each case by reference to the facts and circumstances then subsisting and will remain correct immediately after the Utilisation is made; and

(b)           in the case of a Rollover Advance, no notice has been given under Clause 23.2 (Cancellation and Repayment).

4.4           Satisfaction of Conditions Precedent: When the Agent is satisfied that the conditions specified in Clause 4.2 (Additional conditions precedent for Second Tranche Advances) have been fulfilled, it will notify the Parent and the Lenders.

5.             BORROWERS UNDER THE FACILITIES

5.1           Initial Borrowers: The Facility A Borrowers, the Facility B1 Borrowers, the Facility B2 Borrowers and the Facility C Borrower and the Revolving Facility Borrowers under this Agreement on the Phillip Effective Date are those Group Companies which are party to this Agreement and are designated as such in Part 1 of Schedule 2.

5.2           Additional Borrowers: A Subsidiary of the Parent may become an Additional Borrower of the Revolving Facility if:

(a)           the Parent gives written notice to the Agent identifying the relevant member of the Group (such notice to be accompanied by certified copies of such member of the Group’s most recent audited accounts and its constitutional documents);

(b)           the Majority Lenders confirm to the Agent that they consent to the relevant member of the Group becoming a Borrower of the Revolving Facility (such consent not to be unreasonably withheld or delayed in the case of any member of the Group incorporated in the same jurisdiction as any member of the Group which is then an existing Borrower of the Revolving Facility);

(c)           the relevant member of the Group and the Parent have duly completed, executed and delivered to the Agent an Accession Document designating the relevant member of the Group as a Borrower of the Revolving Facility and a Guarantor and, subject to the Security/Guarantee Principles, the relevant member of the Group executes such further Security Documents as the Agent may direct;

(d)           the Agent has received the documents and other evidence listed in Schedule 3 in respect of the relevant Additional Borrower if such Additional Borrower is incorporated under the laws of England and Wales and, if not, the equivalent in the relevant jurisdiction of incorporation of the relevant Additional Borrower all to the satisfaction of the Agent and such other documents as the Agent may reasonably require; and

(e)           the “Know your customer” checks and similar procedures referred to in Clause 22.8(k) (Know your customer checks) have been complied with.

5.3           Effective Time: Upon the conditions set out in Clause 5.2 (Additional Borrowers) being satisfied, the Agent will notify the Parent and the Finance Parties and the relevant member of the Group will become a Borrower of the Revolving Facility with effect from such notification as if it had been an original party to this Agreement.

5.4           Parent as Obligors’ Agent: Each Obligor (other than the Parent) irrevocably appoints the Parent to act on its behalf as its agent in relation to the Senior Finance Documents and each Obligor (other than the Parent) irrevocably authorises the Parent on its behalf to give and receive all notices and instructions, to execute and deliver Utilisation Requests and Accession Documents on its behalf and on its behalf to enter into any agreement capable of being entered into by any Obligor notwithstanding that such agreement may affect such Obligor, without further reference to, or the consent of, such Obligor and such Obligor shall be bound thereby as though such Obligor itself had given such notices and instructions or entered into such agreements.

6.             UTILISATION PROCEDURES

6.1           Delivery of Utilisation Requests: In order to utilise any of the Facilities (but excluding, for the avoidance of doubt, the Ancillary Facilities), unless the agent agrees otherwise the Obligors’ Agent must deliver to the Agent a duly completed Utilisation Request not later than, in the case of a Utilisation in Sterling, 10.00 a.m. one Business Day, or in the case of a Utilisation in an Optional Currency, 2.00 p.m. three Business Days, prior to the proposed Utilisation Date.

6.2           Content of Utilisation Requests: Each Utilisation Request delivered to the Agent must be in the relevant form set out in Schedule 4 and must specify (or attach) each of the following:

(a)           whether the Utilisation is of Facility A, Facility B1, Facility B2, Facility C and/or the Revolving Facility;

(b)           the proposed Utilisation Date (which must be a Business Day falling within the relevant Availability Period other than in the case of a Rollover Advance under the Revolving Facility where the proposed Utilisation Date must be a Business Day one month prior to the Expiry Date);

(c)           the currency and total amount of such Utilisation, which must, in the case of:

(i)            a Revolving Facility Advance, Letter of Credit or Lender Guarantee, have a Sterling Amount equal to or less than the aggregate of the Revolving Facility Available Commitments or, if less, have a Sterling Amount of £1,000,000, (or in the case of the issue of a Letter of Credit or Lender Guarantee, £500,000) or a higher integral multiple of £500,000 and be in Sterling or an Optional Currency which complies with Clause 11 (Currency Option); and

(ii)           in the case of any Utilisation of a Term Facility made after the Phillip Effective Date, be in a minimum Sterling Amount of £5,000,000 or a higher integral multiple of £1,000,000 and must be in Euros or Sterling in the proportionate split between Euros and Sterling for the relevant Term Facility agreed between the Parent and the Agent (acting on the instructions of all the Lenders);

(d)           the duration of the first Interest Period applicable to the Term Advances or the duration of the Interest Period applicable to the Revolving Facility Advance, as appropriate, provided that such selection by the relevant Borrower must comply with Clause 10 (Selection of Interest Periods);

(e)           the identity of the relevant Borrower;

(f)            without prejudice to Clause 6.10 (Destination of First Tranche Advances), details of the payee and the account to which the proceeds of the Utilisation are to be paid (which account must be in the principal financial centre of the country of the currency of such Utilisation and, for this purpose, in the case of a Utilisation in Euro, the principal financial centre of any Participating Member State may be nominated); and

(g)           if the Utilisation is by way of issue of a Letter of Credit or Lender Guarantee:

(i)            the Beneficiary;

(ii)           the duration of the Letter of Credit or Lender Guarantee (which must not exceed one year);

(iii)          the terms of the arrangement to which the issue of the Letter of Credit or Lender Guarantee relate; and

(iv)          the execution copy of the Letter of Credit or Lender Guarantee to be issued.

6.3           Requests Irrevocable: A Utilisation Request once given may not be withdrawn or revoked.

6.4           Frequency of Requests:

(a)           No more than ten Utilisations of the Revolving Facility may be outstanding at any one time.

(b)           No more than four Facility A Advances, two Facility B1 Advances, two Facility B2 Advances and three Facility C Advances may be outstanding at any time.

6.5           Notice to the Lenders of a proposed Utilisation: The Agent will promptly give each Lender details of each Utilisation Request (including the Sterling Amount) received and of the amount and currency of such Lender’s participation therein.

6.6           Making of Advances: Subject to the provisions of this Agreement, each Lender will make available to the Agent its participation in the Advance concerned on the relevant Utilisation Date.

6.7           Issue of Letters of Credit/Lender Guarantees: Subject to the provisions of this Agreement:

(a)           the Issuing Lender will issue the relevant Letter of Credit or Lender Guarantee (which shall not have a tenor exceeding one year) requested by delivery of such Letter of Credit or Lender Guarantee to (or to the order of) the relevant Beneficiary on the relevant Utilisation Date; and

(b)           no Letter of Credit or Lender Guarantee shall be issued for the account of a member of the Group which is not a Borrower under this Agreement.

6.8           Expiry: No Utilisation of the Revolving Facility will be permitted which gives rise to an actual or contingent liability of the relevant Borrower to any Lender which would mature after or otherwise extend beyond the Expiry Date for the Revolving Facility.

6.9           Automatic Cancellation: At 2.30 p.m. on the last day of the Availability Period for a Facility, the undrawn part of such Facility will be automatically cancelled.

6.10         Destination of the First Tranche Advances:

(a)           The net proceeds of the First Tranche Advances which were drawn down by Regentrealm were utilised for the purposes set out in Clause 2.2(a) (Purpose) in accordance with payment instructions approved by the Agent.

(b)           Proceeds of the First Tranche Advances drawn by Regentrealm to be applied by Finalrealm in refinancing existing Financial Indebtedness of the UB Holdings Group were immediately loaned (via Finalrealm) to UB Holdings pursuant to the terms of a Refinancing Loan Agreement and UB Holdings, upon receipt of such proceeds of such Refinancing Loan, applied them in payment directly in respect of its own Financial Indebtedness or indirectly via Refinancing Loans to other UB Holdings Group Companies to the relevant creditors of the UB Holdings Group.  Proceeds of Advances drawn by Regentrealm to be applied by

Finalrealm for other purposes set out in Clause 2.2(a) (Purpose) were lent to Finalrealm pursuant to the relevant Financing Loan Agreements.

6.11         Destination of certain Revolving Facility Advances: Any Revolving Facility Advances drawn by Regentrealm shall be onlent via Finalrealm to the UB Holdings Group Companies pursuant to the relevant Intra-Group Loan Agreement.

6.12         Second Tranche Advances: Following the Phillip Effective Date a Utilisation of Facility B1 will only be permitted if a contemporaneous Utilisation of Facility B2 is to be made in the same proportion which the aggregate principal Sterling Amount of the Facility B1 Advances to be made bears to the aggregate principal Sterling Amount of Facility B1 on the Phillip Effective Date and on the Utilisation Date for Facility A or Facility B, Facility C is to be drawn in full.

7.             ANCILLARY FACILITIES

7.1           Limits: The Ancillary Facilities may comprise:

(a)           overdraft and other current account facilities;

(b)           bonding facilities;

(c)           forward foreign exchange facilities;

(d)           commodity hedging facilities; and

(e)           such other facilities as any Ancillary Lender, the Obligors’ Agent and the Agent may agree,

provided that the Total Ancillary Limits shall not at any time exceed £35,000,000.

7.2           Providers:

(a)           The Obligors’ Agent may at any time during the Availability Period, by notice in writing to the Agent, request the establishment of Ancillary Facilities with effect from the date (the “Ancillary Effective Date”) specified in such notice being a date not less than ten Business Days after the date such notice is received by the Agent.  Any such notice shall specify:

(i)            the proposed start and expiry date for such Ancillary Facilities (and the expiry date must be a Business Day on or prior to the Expiry Date);

(ii)           the type of the proposed Ancillary Facilities;

(iii)          the proposed Ancillary Lender (which must be a Lender);

(iv)          the Ancillary Limit to apply to the proposed Ancillary Facilities; and

(v)           such other details as to the nature, amount and operation of the proposed Ancillary Facilities as the Agent may reasonably require,

and the Agent shall promptly notify each Lender upon receipt of any such notice.

(b)           Subject to any Ancillary Facilities notified in accordance with Clause 7.2(a) above complying with the terms of this Clause 7, any Lender nominated pursuant to Clause 7.2(a) shall become an Ancillary Lender authorised to make the proposed Ancillary Facilities available with effect on and from the Ancillary Effective Date subject to the Agent having received confirmation from the Lender so nominated that it agrees to make available the proposed Ancillary Facilities and to the Agent being satisfied that such proposed Ancillary Facilities will comply with the limitations in Clause 7.3 (Limitations).

7.3           Limitations:

(a)           The Ancillary Limit applicable to any of the Ancillary Facilities shall initially be the amount specified in or notified under Clause 7.2 (Providers) and may be increased or decreased by written agreement between the Obligors’ Agent and the relevant Ancillary Lender subject as provided in Clause 7.1 (Limits).

(b)           The aggregate of the amount of the Revolving Facility Advances outstanding, the Total Contingent Liability in relation to Letters of Credit and Lender Guarantees and the Total Ancillary Outstandings at any time may not exceed the Total Revolving Facility Commitments (before (and ignoring) any reduction therein on account of the Ancillary Limits applicable at such time).

(c)           The Ancillary Outstandings under any Ancillary Facility may not at any time exceed the Ancillary Limit in relation to such Ancillary Facility.  In the event that any such Ancillary Outstandings do exceed such Ancillary Limit, the relevant Borrower shall prepay an amount of such Ancillary Outstandings equal to the excess as soon as possible, but in any event within two Business Days of a request from the relevant Ancillary Lender to do so.

(d)           In the event that the Ancillary Limit of an Ancillary Lender would exceed its Revolving Facility Commitment such Ancillary Lender shall be entitled to reduce the Ancillary Limit provided by it by an amount equal to the excess and require the relevant Borrower to prepay such Ancillary Outstandings in the amount necessary to ensure that such Ancillary Limit does not exceed such Revolving Facility Commitment.

(e)           No Ancillary Lender may, until notice has been served under Clause 23.2 (Cancellation and Repayment), demand repayment of any moneys made available by it, or demand cash cover in respect of any guarantees, documentary credits or similar contingent liabilities made available by it under its Ancillary Facility or take any action analogous to any of the foregoing in relation to any other financial accommodation made available by it thereunder.

(f)            No member of the Group which is not also a Borrower under this Agreement shall be permitted to make any utilisation of any of the Ancillary Facilities.

7.4           Terms of Ancillary Facilities: The terms on which Ancillary Facilities are made available shall be as set out in the relevant Ancillary Facility Letter as amended from time to time by agreement between the relevant Ancillary Lender and the Obligors’ Agent, provided that the terms governing the operation of any Ancillary Facility (including the terms of any counter-indemnity required in connection therewith) shall be based upon normal commercial terms and provided further that each Ancillary Facility Letter shall in any event provide as follows:

(a)           that the Ancillary Facilities will cease to be available on the Expiry Date for the Revolving Facility;

(b)           that utilisations of the Ancillary Facilities shall be made only for the general corporate purposes of the Group;

(c)           that no utilisation of the Ancillary Facilities will be permitted which gives rise to an actual or contingent liability of the relevant Borrower to the Ancillary Lender which may mature after or otherwise extend beyond the Expiry Date; and

(d)           following the occurrence of an Event of Default which is continuing, an Ancillary Lender may (but prior to service of a notice under Clause 23.2 (Cancellation and Repayment) the relevant Ancillary Lender shall, only if so instructed by the Agent (acting on the instructions of the Majority Lenders)) and shall, if so instructed by the Agent (acting on the instructions of the Majority Lenders), take the action described under Clause 23.3 (Ancillary Facilities).

7.5           Fees: Each Ancillary Lender shall charge its usual commercial fees for corporate borrowers in relation to Ancillary Facilities provided that such fees are no greater than those set out below:

(a)           a margin over cost of funds or base rate on any funded utilisations under the Ancillary Facilities equal to the Margin applicable to the Revolving Facility;

(b)           a fee on the contingent liability of the Ancillary Lender in relation to any instrument giving rise to a contingent liability on the part of the Ancillary Lender to any person other than the Borrower for whose account it was issued equal to the fee payable under Clause 18.4 (Letter of Credit/Lender Guarantee Commission); and

(c)           usual bank charges and expenses payable in connection with the provision of the Ancillary Facilities as agreed between the Obligors’ Agent and the relevant Ancillary Lender.

8.             DEMANDS UNDER LETTERS OF CREDIT/LENDER GUARANTEES

8.1           Demands: Each Issuing Lender shall forthwith notify the Agent of any demand received by it under any Letter of Credit or Lender Guarantee and the Agent on receipt of any such notice shall forthwith notify the Obligors’ Agent, the Agent, the Borrower for whose account that Letter of Credit or Lender Guarantee was issued (the “Account Party”) and the Lenders.

8.2           Payments:

(a)           The Account Party shall on demand constituted by receipt of any notice from the Agent under Clause 8.1 (Demands) pay to the Agent for the account of the relevant Issuing Lender the amount demanded from that Issuing Lender as notified to the Agent in accordance with Clause 8.1 (Demands) less any unutilised amount paid to the relevant Issuing Lender to provide cash cover in respect of the Letter of Credit or Lender Guarantee under which the relevant Issuing Lender has received demand.

(b)           The Agent shall pay to the relevant Issuing Lender any amount received by it from the Account Party under Clause 8.2(a) above.

(c)           The Account Party, the Agent and any other relevant Obligor hereby irrevocably authorises the relevant Issuing Lender to withdraw any amount standing to the credit of any account of such Obligor with the Agent or such Issuing Lender, where such amount is held as cash collateral in respect of the Letter of Credit or Lender Guarantee under which such Issuing Lender has received demand, in order to satisfy such demand.

8.3           Authority to Pay: The Account Party hereby irrevocably authorises each Issuing Lender to pay without investigation or confirmation by it any demand which appears on its face to be validly made under or pursuant to any Letter of Credit or Lender Guarantee issued by that Issuing Lender and agrees that as between itself, such Issuing Lender and the Lenders, such demand (in the absence of manifest error) shall be conclusive evidence that demand has been properly made.

8.4           Indemnity:

(a)           The Account Party hereby irrevocably and unconditionally agrees to indemnify each Issuing Lender and keep each Issuing Lender indemnified on its first demand from and against all actions, losses, damages, claims, proceedings, costs, demands and liabilities which may be suffered or incurred by that Issuing Lender under or in connection with any Letter of Credit or Lender Guarantee including, without limitation, by making payment of any amount which it is required to pay under Clause 8.2(a) (Payments).

(b)           Without prejudice to the Account Party’s obligations under Clause 8.4(a) above, each Revolving Facility Lender hereby irrevocably, unconditionally and severally agrees to indemnify and pay to each Issuing Lender on its first demand an amount equal to its proportion (determined pursuant to Clause 3.1(c) or (f) (Basis of Participation) as appropriate on the date of issue of the relevant Letter of Credit or Lender Guarantee) subject as provided in Clause 32 (Changes to Parties) of the amount which the Issuing Lender has paid under the relevant Letter of Credit or Lender Guarantee (it being the intention that no Revolving Facility Lender is liable under this Clause 8.4(b) for an amount greater than its share of the principal amount of the Utilisation of the Revolving Facility arising upon the relevant Letter of Credit or Lender Guarantee being issued (unless the relevant Revolving Facility Lender fails to pay the Issuing Lender on demand in which event it will compensate the Issuing Lender for all losses it suffers as a result)).

(c)           The Account Party hereby irrevocably and unconditionally agrees to indemnify and keep indemnified each Revolving Facility Lender on its first demand from and against all actions, losses, damages, claims, proceedings, costs, demands and liabilities which may be suffered or incurred by such Revolving Facility Lender as a result of the obligations assumed by it to each Issuing Lender under Clause 8.4(b).

8.5           Interest: The Account Party shall pay interest on all amounts paid by an Issuing Lender under or in connection with any Letter of Credit or Lender Guarantee or by any Revolving Facility Lender under Clause 8.4(b) (Indemnity) from the date of payment by such Issuing Lender or such Revolving Facility Lender until the date of reimbursement before as well as after demand calculated and payable in accordance with Clause 9.4 (Default Interest).

8.6           Cash Cover: The Agent shall be and is hereby irrevocably authorised by the Account Party following a demand under any Letter of Credit or Lender Guarantee to apply all amounts standing to the credit of any Cash Collateral Account in respect of that Letter of Credit or Lender Guarantee in satisfaction of the Account Party’s obligations in respect of that Letter of Credit or Lender Guarantee.

8.7           Interest on Cash Cover: Amounts standing to the credit of any Cash Collateral Account opened with a Finance Party shall bear interest at the rate normally offered by such Finance Party to corporate depositors of amounts similar to the relevant amount for such periods as such Finance Party (acting reasonably) shall determine.

8.8           Additional Provisions: The provisions set out in Schedule 10 (Provisions Relating to Letters of Credit/Lender Guarantees) shall apply to each of the indemnities contained in this Clause 8.

9.             INTEREST

9.1           Rate: Each Advance will bear interest for each of its Interest Periods at the rate per annum determined by the Agent to be the aggregate of:

(a)           the applicable Margin; and

(b)           EURIBOR (in the case of Advances in Euro) or LIBOR (in the case of other Advances); and

(c)           the Mandatory Costs Rate (if any),

for that Advance for that period, in each case determined on the Rate Fixing Date.

9.2           Calculation: Interest will accrue daily and shall be calculated on the basis of a 360 day year in the case of Advances denominated in a currency other than Sterling and a 365 day year in the case of Advances denominated in Sterling.

9.3           Payment: The relevant Borrower will pay interest accrued on each Advance to the Agent (for the account of the relevant Lenders) in arrears on the last day of each Interest Period applicable to that Advance, provided that where such Interest Period is of a duration of longer than 6 months, accrued interest in respect of the relevant Advance will be paid every 6 months during such Interest Period and on the last day of the Interest Period.  Interest accrued on each Advance or Unpaid Sum, as the case may be, shall be payable in the currency in which the Advance or Unpaid Sum in respect of which it accrued was denominated.

9.4           Default Interest: If the relevant Borrower fails to pay any sum (including, without limitation, any sum payable pursuant to this Clause 9.4 (Default Interest)) under this Agreement or any other Senior Finance Document on its due date, the relevant Borrower will pay default interest on such Unpaid Sum from its due date to the date of actual payment (as well after as before judgment) at a rate (the “Default Rate”) determined by the Agent to be 1.00% per annum above:

(a)           where the Unpaid Sum is principal which has fallen due prior to the expiry of the relevant Interest Period, the rate applicable to such principal immediately prior to the date it so fell due (but only for the period from such due date to the end of the relevant Interest Period); or

(b)           in any other case (including principal falling within Clause 9.4(a) above once the relevant Interest Period has expired), the rate which would be payable if the Unpaid Sum was an Advance made for a period equal to the period of non-payment divided into successive Interest Periods of such duration as shall be selected by the Agent (a “Default Interest Period”).

9.5           Compounding: Default interest will be payable on demand by the Agent and will be compounded at the end of each Default Interest Period.

9.6           Notification: The Agent will promptly notify the Obligors’ Agent, the relevant Borrower and the Lenders of each determination of the Default Rate and each selection of a Default Interest Period.

9.7           Margin Adjustment:

(a)           Save as provided in this Clause 9.7, the Margin in relation to each Advance shall be the rate applicable to that Advance as specified in the definition of Margin contained in Clause 1.1 (Definitions).

(b)           In the event that the consolidated financial statements for an Accounting Quarter of the Group last received by the Agent pursuant to Clause 22.8(d)(ii) (Financial Statements) together with the certificate relating thereto delivered pursuant to Clause 22.8(e)(i) (Financial Covenant Compliance Certificates/Management Meetings) disclose the Net Leverage Ratio as at and for the four consecutive Accounting Quarters ending on the last day of the relevant Accounting Quarter at a level which, in accordance with the table set out below, indicates a reduced Margin then the Margin shall be a percentage per annum determined as follows:

Net Leverage Ratio	Facility A and Revolving Facility	Facility B (Sterling)	Facility B (Euro)

Greater than or equal to 4.5:1	2.25%	2.75%	2.625%

Greater than or equal to 4:1 but less than 4.5:1	2.00%	2.75%	2.625%

Greater than or equal to 3.5:1 but less than 4:1	1.75%	2.25%	2.25%

Greater than or equal to 2.5:1 but less than 3.5:1	1.50%	2.25%	2.25%

Less than 2.5:1	1.25%	2.25%	2.25%

provided that:

(i)            there shall be no reduction in the Margin prior to receipt by the Agent of the quarterly consolidated financial statements of the Group for the first two complete Accounting Quarters falling after the Phillip Effective Date;

(ii)           any change in the Margin shall take effect during (but only during) the period from (and including) the date on which the Agent has received the relevant financial statements for an Accounting Quarter of the Group in accordance with Clause 22.8(d)(ii) (Financial Statements) and the certificate relating thereto in accordance with Clause 22.8(e)(i) (Financial Covenant Compliance Certificates/Management Meetings) until (but excluding) the date (a “Readjustment Date”) being the earlier of:

(A)          the latest of the date on which the Agent next receives financial statements for an Accounting Quarter pursuant to Clause 22.8(d)(ii) (Financial Statements) and the date on which the Agent receives the certificate relating thereto pursuant to Clause 22.8(e)(i) (Financial Covenant Compliance Certificates/ Management Meetings); and

(B)           the latest date by which the Agent should have received the financial statements for an Accounting Quarter and certificate relating thereto referred to in sub paragraph (A) above;

(iii)          on each Readjustment Date, the Margin shall revert to its original level at the Phillip Effective Date, unless a lower Margin shall be applicable in accordance with this Clause 9.7 (Margin Adjustment); and

(iv)          there shall be no decrease in the Margin if an Event of Default or Potential Event of Default has occurred and is continuing and the Margin shall immediately revert to its original level at the Phillip Effective Date until such time as any Event of Default or Potential Event of Default is no longer continuing, whereupon the Margin shall be determined in accordance with this Clause 9.7 (Margin Adjustment) on the basis of the most recently delivered consolidated financial statements for an Accounting Quarter of the Group.

9.8           Margin Inaccuracy: If any annual audited financial statements delivered under Clause 22.8(d)(i) (Financial Statements) demonstrate that the Margin:

(a)           should have been varied in accordance with Clause 9.7 (Margin Adjustment) when it has not been; or

(b)           should not have been varied in accordance with Clause 9.7 (Margin Adjustment) when it has been,

in either case by reason of an inaccuracy in the relevant financial statements for an Accounting Quarter, the Parent shall pay to the Agent for the account of the Banks such additional amount of interest as would have been payable had the Margin been set at the correct level as demonstrated by the audited financial statements.

10.          SELECTION OF INTEREST PERIODS

10.1         Revolving Facility: Subject to Clause 3.4(c)(iii) (Syndication) and the other provisions of this Agreement the duration of the Interest Period applicable to each Revolving Facility Advance shall be a period of 1, 2, 3 or 6 months as selected by the relevant Borrower in the relevant Utilisation Request (or such other period as the Agent (acting on the instructions of the Revolving Facility Lenders) may agree in writing).

10.2         Term Facilities: Subject to Clause 3.4(c)(iii) (Syndication) and the other provisions of this Agreement, the duration of each Interest Period for a Term Advance shall be 1, 2, 3 or 6 months as notified by the Obligors’ Agent to the Agent not later than 10.00 a.m. one Business Day (or in the case of an Advance in an Optional Currency) three Business Days prior to the commencement of such Interest Period or such other period as the Agent (acting on the instructions of the Majority Lenders) may agree provided that:

(a)           in respect of the first Interest Period in relation to a Term Advance and subject to Clause 3.4(c)(iii)(Syndication), the first Interest Period in respect of Facility A shall commence on the Utilisation Date and end either on 28 April 2005 or, at the election of the Parent, be a period of 1,2,3 or 6 months after the Utilisation Date and in respect of Facility B and Facility C the first Interest Period shall commence on the Utilisation Date and end either on 28 January 2005 or, at the election of the Parent, be a period of 1,2,3 or 6 months after the Utilisation Date;

(b)           in the event that the provisions of Clause 3.4(c)(iii)(Syndication) result in the duration of the first Interest Periods for Facility A, Facility B and Facility C being other than as set out in Clause 10.2(a)(Term Facilities) then the next following Interest Period (to commence no later than 28 October 2004) for Facility A shall end on either 28 April 2005 or, at the election of the Parent, be a period of 1,2,3 or 6 months after the Utilisation Date and the next following Interest Periods (to commence no later than 28 October 2004) for Facility B and Facility C shall end on either  28 January 2005 or, at the election of the Parent, be a period of 1,2,3 or 6 months after the Utilisation Date;

(c)           the Obligors’ Agent will select the duration of Interest Periods applicable to a Term Advance such that each Repayment Date relating thereto will fall on the last day of an Interest Period and for this purpose such Borrower may split any Term Advance into two separate Advances one of which shall be in an amount at least equal to the amount of the instalment due on the next following Repayment Date relating thereto and having an Interest Period expiring on such Repayment Date; and

(d)           subject to paragraph (b) above, if two or more Interest Periods:

(i)            relate to Advances under the same Term Facility in the same currency;

(ii)           end on the same date; and

(iii)          are made to the same Borrower,

those Advances will, unless the Obligors’ Agent notifies the Agent to the contrary, on or prior to the date on which the Obligors’ Agent is required to notify the Agent of the duration of the Interest Period for such Advances selected by it, be consolidated into, and treated as, a single Advance on the last day of the then current Interest Period.

10.3         General:

(a)           If a Borrower fails to select an Interest Period then, subject as provided in this Clause 10 or Clause 3.4(c)(iii)(Syndication), it will be deemed to have selected a period of 3 months.

(b)           If all or part of an Advance is required to be repaid on a Repayment Date to ensure that the relevant Borrower complies with its obligations under Clause 13 (Repayment of Advances) and if an Interest Period relative to that Advance would, but for the operation of this subclause (b), extend beyond such Repayment Date, then such Interest Period shall commence upon the expiry of the immediately preceding Interest Period and expire on the relevant Repayment Date.

10.4         Expiry: No Interest Period applicable to an Advance under a Facility shall expire after the Expiry Date for that Facility.

11.           CURRENCY OPTION

11.1         Requests for Optional Currency: Subject as otherwise provided in this Agreement if the Obligors’ Agent so requests in a Utilisation Request for a Revolving Facility Advance or a Letter of Credit or Lender Guarantee that Revolving Facility Advance, Letter of Credit or Lender Guarantee shall be denominated in an Optional Currency provided that Revolving Facility Advances may not be denominated at any one time in more than six currencies excluding Sterling.

11.2         Response to Request for an Optional Currency: If not later than 10.00 a.m. London time on any Rate Fixing Date for a Revolving Facility Advance which is to be denominated in an Optional Currency:

(a)           any Lender notifies the Agent that:

(i)            that Lender is unable to obtain matching deposits in that Optional Currency in the Relevant Interbank Market in sufficient amounts to fund its share of that Revolving Facility Advance during that Interest Period; or

(ii)           it would, by reason of national or international financial, political or economic conditions, currency availability, currency exchange rates or exchange controls, be impossible or impracticable or it would be unlawful or contrary to a directive (whether or not having the force of law but, if not having the force of law, being one with which it is the practice of banks in the relevant jurisdiction to comply) for its share of that Revolving Facility Advance to be denominated in that Optional Currency during that Interest Period; or

(b)           the Agent determines that:

(i)            the relevant Optional Currency is for any reason not freely convertible into Sterling and/or not freely transferable; or

(ii)           it is impossible to make payment in the country of the currency in which the Revolving Facility Advance is to be denominated in the manner provided for in this Agreement;

the Agent shall promptly notify the Obligors’ Agent and the Lenders.

11.3         Fallback Currency: If, in relation to any Interest Period relating to a Revolving Facility Advance, the Agent gives notice to the Obligors’ Agent and the Lenders in accordance with Clause 11.2 (Response to a Request for an Optional Currency), that Revolving Facility Advance shall (subject to Clause 12.2 (Unavailability of Currencies)) during that Interest Period instead be denominated in Sterling.

11.4         Agent’s Calculations:

(a)           All calculations made by the Agent pursuant to this Clause 11 or Clause 9 (Interest) will take into account any repayment, prepayment, consolidation or division of Advances to be made on the last day of an Interest Period.

(b)           Each Lender’s participation in an Advance will, subject to paragraph (a) above, be determined in accordance with Clause 3.1 (Basis of Participation).

(c)                                  If a Lender’s Commitment is reduced pursuant to this Agreement after the Agent has received a Utilisation Request for a Revolving Facility Advance and such reduction was not taken into account in determining the limit on the Revolving Facility available for Utilisation, then both the Sterling Amount and the amount of the Revolving Facility Advance shall be reduced accordingly.

11.5         Rollover Advances:

(a)                                  If a Rollover Advance is to be denominated in the same Optional Currency as the maturing Revolving Facility Advance which it is to repay the Agent shall calculate the amount of Optional Currency equal to the Sterling Amount of the Rollover Advance at the Agent’s spot rate of exchange and, subject to paragraph (b) of this Clause:

(i)            if the amount of Optional Currency calculated is less than the amount of the maturing Revolving Facility Advance in the relevant Optional Currency, the Agent shall promptly notify the Obligors’ Agent and the Borrower of the relevant Rollover Advance shall pay, on the day that the maturing Revolving Facility Advance is to be repaid, an amount equal to the difference; or

(ii)           if the amount of Optional Currency calculated is more than the amount of the maturing Revolving Facility Advance in the relevant Optional Currency, the Agent shall promptly notify each Lender and, if no Event of Default is continuing, each Lender shall, on the day that the maturing Revolving Facility Advance is to be repaid, pay a proportion of the difference equal to the proportion that its Revolving Facility Commitment bears to the Total Revolving Facility Commitments on the relevant date.

(b)                                 If the calculation made by the Agent pursuant to paragraph (a) of this Clause shows that the amount of the relevant Revolving Facility Advance in the relevant Optional Currency converted into Sterling at the Agent’s spot rate of exchange has increased or decreased (taking into account any payments pursuant to paragraph (a) above) by less than 5 per cent. compared to its Sterling Amount, no notification shall be made by the Agent and no payment shall be required under paragraph (a) of this Clause.

12.           MARKET DISRUPTION

12.1         Market Disruption:

(a)           Absence of Quotations: Subject to paragraph (b) below, if LIBOR or, if applicable, EURIBOR is to be calculated by reference to the Reference Banks but a Reference Bank does not supply a quotation by 12 noon London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR, on the Rate Fixing Date, the applicable LIBOR or EURIBOR shall be calculated on the basis of the quotations of the remaining Reference Banks.

(b)           (i)            If a Market Disruption Event occurs in relation to any Advance for any Interest Period, then the rate of interest per annum on each Lender’s share in that Advance for that Interest Period (or duration in the case of a Revolving Facility Advance) shall be the rate per annum which is the aggregate of:

(A)          the applicable Margin;

(B)           the rate notified to the Agent by that Lender as soon as practicable, and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its share in that Advance from whatever source it may reasonably select; and

(C)           the Mandatory Cost, if any, applicable to that Lender’s participation in the relevant Advance.

(ii)           The Agent must promptly give notice to the Obligors’ Agent and the Lenders of the occurrence of a Market Disruption Event.

(iii)          If a Market Disruption Event referred to in paragraph (iv)(A) below occurs in relation to any Advance for any Interest Period:

(A)          if the Advance is then undrawn, unless it is a Rollover Advance, it will not be permitted to be drawn; and

(B)           if the Advance has already been drawn or is a Rollover Advance, the relevant Interest Period or duration (as the case may be) shall be one month or such shorter period as ends on the next Repayment Date for that Advance.

(iv)          In this Agreement “Market Disruption Event” means:

(A)          at or about 12 noon London time or Brussels time for Advances denominated in Euro on the Rate Fixing Date for the relevant Interest Period, the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Agent to determine LIBOR or, if applicable, EURIBOR for the relevant currency and Interest Period; or

(B)           before the close of business in London or Brussels time for Advances denominated in Euro on the Rate Fixing Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in the relevant Advance exceed 66.67% of that Advance) that the cost to it of obtaining matching deposits for the relevant Interest Period in the Relevant Interbank Market would be in excess of LIBOR or, if applicable, EURIBOR.

(c)           Alternative basis of interest or funding:

(i)            If a Market Disruption Event occurs and the Agent or the Obligors’ Agent (on behalf of the affected Borrower) so requires, the Agent and the Obligors’ Agent shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing on a substitute basis for determining the rate of interest and/or funding.

(ii)           Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders and the Obligors’ Agent, be binding on all parties.

12.2         Unavailability of Currencies: If, in relation to any proposed Utilisation by way of Advances, the Agent is notified by the Majority Lenders that deposits in the relevant currency will not be available to them in the ordinary course of business in the London interbank market (or the interbank market for the relevant currency in any other major financial centre in the world) in order to enable them to fund their respective participations in an Advance, the Lenders will not be obliged to participate in the proposed Utilisation and any Utilisation Request which has been served by the relevant Borrower will be deemed withdrawn.

12.3         Change in Currency:

(a)                                  If a single currency or currency unit becomes the lawful currency of two or more countries or any change occurs in a currency or currency unit of any country or if more than one currency or currency unit are at the same time recognised by the central bank of any relevant country as the lawful currency of such country, then:

(i)            any reference in the Senior Finance Documents to, and any obligations arising under the Senior Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit designated by the Agent after consultation with the Reference Banks; and

(ii)           any translation from one of such country’s currencies or currency units to another shall be at the official rate of exchange recognised by that central bank for the conversion of such currencies or currency unit into the other, rounded up or down to the nearest whole unit of such other currency.

(b)                                 If a change in any currency of any relevant country occurs (including in consequence of European Monetary Union), this Agreement will be amended to the extent to which the Agent, in good faith, determines to be necessary to reflect the change in currency or any financial market practices relating to dealing in the new currency and to put the Lenders in the same position, so far as is possible, that they would have been in if no change in currency had occurred.

13.           REPAYMENT OF ADVANCES

13.1         Term Advances:

(a)           The Facility A Borrowers shall repay the Facility A Advances in instalments by repaying on each of the dates specified in Column (A) of the amortisation table below an amount which reduces the Sterling Amount of the outstanding Facility A Advances by an amount equal to the amount specified opposite that date in column (B) below. Any balance of the Facility A Advances remaining outstanding on the final Repayment Date shown in the amortisation table below shall be repaid in full on that date.

Column A	Column B
Repayment Date	Repayment (£)(million)
28 October 2005	8
28 April 2006	16
28 October 2006	22.5
28 April 2007	25
28 October 2007	27.5
28 April 2008	30
28 October 2008	32.5
28 April 2009	35
28 October 2009	37.5
28 April 2010	33.4

(b)           Each Facility B Borrower shall procure that the Facility B Advances shall be repaid in full on the date following 72 months after the date of the first Utilisation of the Second Tranche Advances.

(c)           The Facility C Borrower shall procure that the Facility C Advances shall be repaid in full on 15 January 2011.

(d)           No amount repaid in respect of a Term Advance may be redrawn.

13.2         Revolving Facility Advances:

(a)           Each Revolving Facility Advance shall be repaid by the relevant Borrower on its Maturity Date.

(b)           Subject to the provisions of this Agreement, any amount repaid under the Revolving Facility shall be capable of being redrawn in accordance with Clause 6 (Utilisation Procedures).

(c)                                  For a period of five consecutive Business Days in the Financial Year ending 31 December 2006 (such Financial Year being the “First Clean Down Year”), the Parent shall procure that the aggregate Sterling Amount of:

(i)            all the Revolving Advances outstanding;

(ii)           the cash loan element of all Ancillary Outstandings;

(iii)          to the extent not covered within paragraphs (i) and (ii) above any Financial Indebtedness covered by a Letter of Credit or Lender Guarantee or any letter of credit, guarantee or bond issued and outstanding under an Ancillary Facility but excluding any such letters of credit or guarantees where amounts equal to the Contingent Liabilities have been provided as cash cover in accordance with Clause 1.4 (Cash Cover) in respect of any such letter of credit guarantee or bond;

less any amount of cash (other than cash held in a Cash Collateral Account, Phillip Closing Account or cash held as cash cover in accordance with Clause 1.4 (Cash Cover)) or Cash Equivalent held by wholly owned members of the Group shall not exceed £10,000,000 (in the case of the First Clean Down Year) and for each subsequent Financial Year this amount shall be reduced to £0.00 (each such period, a “Cleandown Period”) and not less than three months shall elapse between each successive Cleandown Period; and

the Parent shall confirm compliance with this paragraph (c) in a certificate signed by one director of the Parent and delivered to the Agent within 30 days of the end of each Financial Year.

13.3         Effect of Prepayments: Each amount to be repaid shall be adjusted by the Agent to take account of any mandatory or voluntary prepayments of the Advances from time to time.

13.4         Expiry of Facilities:

(a)           Each Facility shall expire on its Expiry Date.

(b)           The Parent will ensure that in relation to a particular Facility, no amount is outstanding and owed by the Obligors thereunder to any Finance Party under this Agreement, and in the case of the Revolving Facility that no Contingent Liabilities exist, after 12.00 noon on the Expiry Date for such Facility at which time the Commitments under such Facility will be automatically reduced to zero.  Each Borrower will ensure that no amount is outstanding and owed by it under any Facility to any Finance Party after 12.00 noon on the Expiry Date for such Facility.  Accordingly each such Borrower:

(i)            will, by no later than 12.00 noon on the Expiry Date for such Facility, repay each Advance drawn by it in full together with all interest accrued thereon and all other amounts then outstanding or payable by it in relation thereto;

(ii)           in relation to the Revolving Facility, will, by no later than 12.00 noon on the Expiry Date for the Revolving Facility, in relation to any outstanding Letters of Credit and/or Lender Guarantees issued for its account, provide cash cover in respect of any Contingent Liabilities in relation thereto in accordance with Clause 1.4 (Cash Cover) and pay all other amounts outstanding or payable by it in relation thereto;

(iii)          will, by no later than 12.00 noon on the Expiry Date for such Facility, pay all other sums then outstanding or payable by it under or by reason of this Agreement.

14.           PREPAYMENT AND CANCELLATION

14.1         Voluntary Prepayments:

(a)           Subject to the remaining provisions of this Clause 14.1 (Voluntary Prepayments), any Borrower may prepay any Advance (other than a Facility C Advance) or any part thereof provided that the Agent has received not less than five Business Days’ irrevocable prior written notice from the Obligors’ Agent of the proposed date and amount of the prepayment and provided that:

(i)            any partial prepayment of a Term Advance must be in an amount which reduces that Term Advance by a Sterling Amount of £5,000,000 or a higher integral multiple of £1,000,000;

(ii)           any partial prepayment of a Revolving Facility Advance must be in an amount which reduces the Revolving Facility Advance by a Sterling Amount of £500,000 or a higher integral multiple of £500,000;

(iii)          such prepayment shall be applied in accordance with Clause 14.8 (Prepayments: Order of Application);

(b)           Prior to the repayment, prepayment and / or cancellation in full of Facility A, Facility B, the Revolving Facility and the Ancillary Facilities, (i) the Facility C Borrower may not voluntarily prepay Facility C and (ii) the Facility C Lenders shall have no rights or claims under Clause 14.1(a) and Clause 14.8 (Prepayments: Order of Application);

(c)           Once Facility A, Facility B, the Revolving Facility, and the Ancillary Facilities have been repaid, prepaid and/or cancelled in full, the Facility C Borrower may prepay the Facility C Advance or any part thereof;

(d)           Notwithstanding Clause 14.1(c) above, no voluntary prepayment of Facility C shall be made within the first year from the Phillip Closing Date.  If a voluntary prepayment is made of Facility C  within the second year of the Phillip Closing Date the Borrower shall pay to the Agent a prepayment fee of 2% of Facility C being so prepaid for the benefit of the relevant participating Lenders in Facility C and if a prepayment is made during the third year following the Phillip Closing Date the prepayment fee shall be 1% of Facility C being so prepaid.  Thereafter there shall be no prepayment fee.

14.2         Mandatory Prepayment on Non-completion of Portuguese Acquisition: The Parent shall procure that if the Portuguese Escrow Release Date has not occurred by 31 January 2005 or, if prior to such date, the Portuguese Share Purchase Agreement is terminated or rescinded, the proceeds of the issue of the 2004 Bonds held in the escrow account created pursuant to the Portuguese Escrow Agreement (as at the Phillip Effective Date) are applied in prepayment of Facility A Advances in accordance with Clause 14.8 (Prepayments: Order of Application) and Clause 14.8(a) (Prepayments during Interest Periods).

14.3         Mandatory Prepayments on Sale, Change of Control or Listing:

(a)           If any of the events listed in Clause 14.3(d) occurs, then forthwith thereafter (unless otherwise agreed with the Agent acting on the instructions of all the Lenders):

(i)            each Borrower will prepay all Advances (other than the Facility C Advances) drawn by it, accrued interest thereon and all other sums payable under this Agreement and the other Senior Finance Documents;

(ii)           the Revolving Facility Commitments will be cancelled and the Revolving Facility Commitment of each Lender shall be reduced to zero; and

(iii)          the relevant Borrower will provide cash cover in accordance with Clause 1.4 (Cash Cover) in an amount equal to, and in the currency of, the Total Contingent Liabilities of all the Revolving Facility Lenders under all outstanding Letters of Credit and Lender Guarantees issued for the account of such Borrower.

(b)           Prior to the repayment, prepayment or cancellation in full of Facility A, Facility B, the Revolving Facility and the Ancillary Facilities, no prepayment will be made of Facility C and the Facility C Lenders shall have no rights or claims under Clause 14.3(a) and Clause 14.8 (Prepayments: Order of Application);

(c)           Once Facility A, Facility B, the Revolving Facility and the Ancillary Facilities have been repaid/prepaid and/or cancelled in full, if any of the events listed in Clause 14.3(d) occurs then forthwith thereafter (unless otherwise agreed with the Agent acting on the instructions of all the Lenders) the Facility C Borrower will prepay all Facility C Advances drawn by it, accrued interest thereon and all other sums payable under this Agreement and the Senior Finance Documents.

(d)           The events referred to in Clause 14.3(a) and (c) are the following:

(i)            a Sale;

(ii)           a Change of Control;

(iii)          a Listing; or

(iv)          Bond Refinancing Default.

(e)           For the purposes of this Agreement:

“Bond Refinancing Default” means a failure by the Parent to procure that the Bonds have been refinanced in a manner satisfactory to the Agent or Bond Defeasance satisfactory to the Agent, acting reasonably, has occurred by the date falling 90 days prior to the first date on which the Bonds mature;

“Change of Control” means:

(i)            the Original Equity Investors together ceasing to have the power, directly or indirectly, to vote or direct the voting of shares carrying the voting rights to elect the majority of the board of directors of the Parent provided that the occurrence of the foregoing events shall not be deemed a Change of Control if:

(A)          at any time prior to the consummation of an IPO by such person and for any reason whatever:

(1)           the Original Equity Investors together otherwise have the right to designate (and do so designate) a majority of the board of directors of the Parent; or

(2)           the Original Equity Investors (or any of them) own legally and beneficially at least 50% of the issued ordinary voting shares of the Parent owned by the Original Equity Investors (excluding for these purposes only the proviso contained in the definition of Original Equity Investors) and such ownership by the Original Equity Investors represents the largest single block of voting shares of the Parent held by any person or persons;

(B)           at any time after the consummation of an IPO by such person, and for any reason whatever:

(1)           no person or group excluding the Original Equity Investors, shall become the beneficial owner, directly or indirectly, of more than the greater of (x) 15% of the shares of the Parent then outstanding and (y) the percentage of the issued voting shares of the Parent owned, directly or indirectly, by the Original Equity Investors together; and

(2)           the board of directors of the Parent shall consist of a majority of Continuing Directors.  “Continuing Directors” shall for these purposes mean the directors of the Parent on the date hereof and each other director, if, in each case, such other director’s nomination for election to the board of directors of the Parent is recommended by a majority of the then Continuing Directors or such other director receives the vote of Original Equity Investors (directly or indirectly) in his or her election by the shareholders; or

(ii)           a change of control for the purposes of the Bonds or any further debt securities issued to refinance the Bonds which are permitted under Clause 22.6(p) (Issue of Bonds), or which would cause the Deep Discount Bonds or the Nabisco Discounted Notes (as the case may be) to be redeemable before their scheduled redemption date;

“Listing” means a listing of all or any part of the share capital of any member of the Group (or any Holding Company of any member of the Group other than any of the Equity Investors themselves or any of their Holding Companies) on any recognised market or investment exchange (as defined in the Financial Services and Markets Act 2000) or any other sale or issue by way of flotation or public offering of any such share capital or any equivalent circumstances in relation to any member of the Group (or any such Holding Company of any member of the Group) in any jurisdiction or country other than an IPO which does not cause a Change of Control where the net proceeds are applied as described in Clause 14.3(f) (Mandatory Prepayments on Sale, Change of Control or Listing);

“Sale” means a sale or disposal (whether in a single transaction or a series of related transactions) of (a) all or substantially all of the shares and/or assets acquired (directly or indirectly) pursuant to the purchase by Finalrealm of the shares in UB Holdings pursuant to the Offer or otherwise or (b) all or substantially all of the share capital of the Parent or (c) all or substantially all of the share capital of the Parent, Runecorp, Regentrealm, Finalrealm, Deluxestar, Solvecorp, UB Finance or Burlington Cayman save for the purposes of a solvent dissolution or a hive down of all the relevant company’s assets, on terms reasonably approved by the Agent, which do not result in a Change of Control or any alteration in the control of the UB Holdings Group by the holding companies of the relevant company.

(f)            If an IPO which does not cause a Change of Control occurs as described in the definition of “Listing” the Parent shall procure that as soon as practicable the first £150,000,000 of the net proceeds arising and 50% of any other net proceeds thereafter arising are applied in or towards mandatory prepayment the Facilities (except Facility C) and/or the provision of cash cover in accordance with Clauses 14.8 (Prepayments: Order of Application) and 14.8(a) (Prepayments during Interest Periods);

(g)           Prior to repayment, prepayment and/or cancellation in full of Facility A and Facility B, the Revolving Facility and the Ancillary Facilities, the Facility C Lenders shall have no rights or claims under Clause 14.3(f) and Clause 14.8 (Prepayments: Order of Application);;

(h)           Once Facility A, Facility B, the Revolving Facility and the Ancillary Facilities have been repaid and cancelled in full, if an IPO which does not cause a Change of Control occurs as described in the definition of “Listing” the Parent shall procure that as soon as practicable the first £150,000,000 of the net proceeds arising and 50% of any other net proceeds thereafter arising are applied in or towards mandatory prepayment of Facility C and/or the provision of cash cover in accordance with Clause 14.8 (Prepayments: Order of Application) and 14.8(a) (Prepayments during Interest Periods);

14.4         Proceeds of Asset Disposals:

(a)           If any asset of any Group Company is sold or otherwise disposed of (other than a disposal or exchange which is permitted by Clause 22.6(c)(i), (ii), (iii), (iv), (v), (vii), (ix), (x) and (xiii)  (Disposals), or a disposal or exchange the Net Proceeds of which are less than £100,000 (or its Other Currency Equivalent) the Parent will, within 15 Business Days of receipt of the relevant Net Proceeds, to the extent that, when aggregated with the Net Proceeds of other such sales or disposals made in the same Financial Year of the Group, such Net Proceeds exceed £12,500,000 (or its Other Currency Equivalent), certify to the Agent that such Net Proceeds are to be reinvested in the purchase of assets which are required for the business of the Group within 180 days of receipt (or are to be committed for reinvestment within 180 days and reinvested within 360 days of receipt) failing which (and subject to Clause 14.8(d) (Prepayments: Order of Application)) they will be applied in prepayment of the Facilities (except Facility C) or the provision of cash cover;

(b)           Prior to the repayment, prepayment and/or cancellation in full of Facility A, Facility B, the Revolving Facility and the Ancillary Facilities, the Facility C Lenders shall have no rights or claims under Clause 14.4(a) and Clause 14.8 (Prepayments: Order of Application);

(c)           Once Facility A, Facility B, the Revolving Facility and the Ancillary Facilities have been repaid, prepaid and/or cancelled in full, if any asset of any Group Company is sold or otherwise disposed of (other than a disposal or exchange which is permitted by Clause 22.6(c)(i), (ii), (iii), (iv), (v), (vii), (ix), (x) and (xiii)  (Disposals), or a disposal or exchange the Net Proceeds of which are less than £100,000 (or its Other Currency Equivalent) the Parent will, within 15 Business Days of receipt of the relevant Net Proceeds, to the extent that, when aggregated with the Net Proceeds of other such sales or disposals made in the same Financial Year of the Group, such Net Proceeds exceed £12,500,000 (or its Other Currency Equivalent), certify to the Agent that such Net Proceeds are to be reinvested in the purchase of assets which are required for the business of the Group within 180 days of receipt (or are to be committed for reinvestment within 180 days and reinvested within 360 days of receipt) failing which (and subject to Clause 14.8(d) (Prepayments: Order of Application)) they will be applied in prepayment of Facility C or the provision of cash cover.

14.5         Insurances:

(a)           The Obligors’ Agent will, within fifteen Business Days of receipt of any moneys by a member of the Group as a result of a claim under any insurance to the extent that, when aggregated with the moneys received from any other such claims made in the same Financial Year of the Group, such moneys received exceed £12,500,000 (or its Other Currency Equivalent) certify to the Agent that such moneys will be:

(i)            used to reinstate or replace assets in respect of which such moneys were received; or

(ii)           used to meet a liability or loss in respect of which such moneys were received; or

(iii)          reinvested in the purchase of assets which are required for the business of the Group,

in each case within a period of 180 days after receipt (or such moneys are to be committed for such use within 180 days and so used within 360 days after receipt) or such longer period as the Agent (acting on the instructions of the Majority Lenders) may agree in writing failing which (and subject to Clause 14.8 (Prepayments: Order of Application) they will be applied in prepayment of the Facilities (except Facility C) or the provision of cash cover;

(b)           Prior to the repayment, prepayment and/or cancellation in full of Facility A, Facility B, the Revolving Facility and the Ancillary Facilities, the Facility C Lenders shall have no rights or claims under Clause 14.5(a) and Clause 14.8 (Prepayments: Order of Application);

(c)           Once Facility A, Facility B, the Revolving Facility and the Ancillary Facilities have been repaid, prepaid and/or cancelled in full, the Obligors’ Agent will, within fifteen Business Days of receipt of any moneys by a member of the Group as a result of a claim under any insurance to the extent that, when aggregated with the moneys received from any other such claims made in the same Financial Year of the Group, such moneys received exceed £12,500,000 (or its Other Currency Equivalent) certify to the Agent that such moneys will be:

(i)            used to reinstate or replace assets in respect of which such moneys were received; or

(ii)           used to meet a liability or loss in respect of which such moneys were received; or

(iii)          reinvested in the purchase of assets which are required for the business of the Group,

in each case within a period of 180 days after receipt (or such moneys are to be committed for such use within 180 days and so used within 360 days after receipt) or such longer period as the Agent (acting on the instructions of the Majority Lenders) may agree in writing failing which (and subject to Clause 14.8 (Prepayments: Order of Application) such amounts will be applied in prepayment of the Facility C Advances.

14.6         Phillip Acquisition Proceeds:

(a)           The Parent will procure that the Net Acquisition Proceeds (to the extent that they are not applied in remedying the breach or liability in respect of which they were claimed) are applied in prepayment of the Facilities (except Facility C) in the order set out in Clause 14.8 (Prepayments: Order of Application) within 5 Business Days of Receipt;

(b)           Prior to repayment, prepayment and/or cancellation in full of Facility A, Facility B, the Revolving Facility and the Ancillary Facilities, the Facility C Lenders shall have no rights or claims under Clause 14.6(a) and Clause 14.8 (Prepayments: Order of Application);

(c)           Once Facility A, Facility B, the Revolving Facility and the Ancillary Facilities have been repaid, prepaid and/or cancelled in full (and subject to Clause 14.8 (Prepayments: Order of Application) the Parent will procure that the Net Acquisition Proceeds will be applied in prepayment of Facility C within 5 Business Days of receipt.

14.7         Excess Cashflow:

(a)           The Obligors’ Agent will, within 10 Business Days of delivery of the audited Financial Statements of the Group for each Financial Year commencing with the Financial Year ending on or about 31 December 2005, prepay or procure the prepayment of the Facilities (except Facility C) and/or provide cash cover in accordance with Clauses 14.8 (Prepayment: Order of Application) and 14.9 (Prepayments during Interest Periods) below, in an amount equal to 75% of Excess Cashflow above £5,000,000 (in the case of Financial Years 2005 and 2006) and above £10,000,000 (in the case of Financial Year 2007 and thereafter) in respect of the Financial Year commencing on or around 1 January 2005 and each Financial Year thereafter, reducing to 50% of Excess Cashflow above such threshold once a Net Leverage Ratio of 3.5:1 is achieved;

(b)           Prior to the repayment, prepayment and / or cancellation in full of Facility A, Facility B, the Revolving Facility and the Ancillary Facilities, the  Facility C Lenders shall have no rights or claims under Clauses 14.7(a) and Clause 14.8 (Prepayments: Order of Application);

(c)           Once Facility A, Facility B, the Revolving Facility and the Ancillary Facilities have been repaid, prepaid and / or cancelled in full the Obligors’ Agent will, within 10 Business Days of delivery of the audited Financial Statements of the Group for each Financial Year commencing with the Financial Year ending on or about 31 December 2005, prepay or procure the prepayment of Facility C and/or provide cash cover in accordance with Clauses 14.8 (Prepayments: Order of Application) and 14.9 (Prepayments during Interest Periods) below, in an amount equal to 75% of Excess Cashflow above £5,000,000 (in the case of Financial Years 2005 and 2006) and above £10,000,000 (in the case of Financial Year 2007 and thereafter) in respect of the Financial Year commencing on or around 1 January 2005 and each Financial Year thereafter, reducing to 50% of Excess Cashflow above such threshold once a Net Leverage Ratio of 3.5:1 is achieved;

The Obligors’ Agent will deliver, together with the audited accounts to be delivered to the Agent pursuant to Clause 22.8(d)(i) (Financial Statements), a certificate from the Auditors certifying the amount of Excess Cashflow for the relevant Financial Year (if any), such certificate to contain reasonably detailed calculations of how the amount of Excess Cashflow has been determined.

14.8         Prepayments: Order of Application:

(a)                                  If any prepayments are made of the Facilities pursuant to Clause 14.1(a) (Voluntary Prepayments), Clause 14.3(a) or (f) (Mandatory Prepayments on Sale, Change of Control or Listing) or from the proceeds of the 2004 Bonds (as provided under Clause 14.2 (Mandatory Prepayments on Non-completion of Portuguese Acquisition)) or from Net Proceeds (as provided under Clause 14.4(a) (Proceeds of Asset Disposals)) or the proceeds of insurance claims (as provided under Clause 14.5(a) (Insurances)) or the Net Acquisition Proceeds (as provided under Clause 14.6(a) (Phillip Acquisition Proceeds)) or from Excess Cashflow (as provided under Clause 14.7(a) (Excess Cashflow)) then the amounts prepaid shall be applied as follows:

(i)            in the case of any mandatory prepayment, 50% of the prepayment may be applied to prepay Facility A Advances, Facility B Advances and any Revolving Facility Advance or Ancillary Outstandings in such proportions as the Parent may elect and, in the absence of such election, any such amount, together with the remaining 50% of the prepayment (together the “Balance”), shall be applied pro rata against the Facility A Advances and the Facility B Advances and, following prepayment in full of the Facility A and Facility B Advances, in permanent prepayment (including by the provision of cash cover in respect of any Contingent Liabilities) of Revolving Facility Utilisations and Ancillary Outstandings in such order as the Obligors’ Agent may select.  The Commitments of the Lenders in respect of a Facility which is prepaid shall be cancelled in an amount equal to each amount prepaid in respect of that Facility; For the avoidance of doubt, the Revolving Lenders and the Ancillary Lenders will not be entitled to receive any part of the Balance (and shall have no rights or claims in respect thereof) under Clause 14.8(a)(i) (Prepayments; Order of Application) whilst any Facility A Advances or Facility B Advances remain outstanding unless a consent, waiver or amendment of Clause 14.8(a)(i) is granted in accordance with Clause 33 (Lenders’ Decisions) in which event Clause 14.8(a)(i) shall not affect the entitlement of the Revolving Lenders to exercise their voting rights in respect of any such consent, waiver or amendment;

(ii)           in the case of any voluntary prepayment, 100% of the amount prepaid shall be applied in prepayment of any Facility A Advance, Facility B Advance and Revolving Facility Utilisation or Ancillary Outstanding as the Parent may elect; and

(iii)          in the case of any prepayment of Facility A Advances, the amount prepaid shall be applied pro rata against the scheduled repayment instalments thereof detailed in Clause 13.1 (Term Advances) falling due after the date of that prepayment after giving effect to all prior reductions thereto (including any prepayment made under Clause 14.2 (Mandatory Prepayment on Non-completion of Portuguese Acquisition)).

A Facility B Lender may, until the Facility A Advances have been prepaid or repaid in full elect (by not less than two Business Days’ prior written notice to the Agent) to waive its share of the prepayment in which case an amount equal to the waived prepayment shall be applied pro rata against the repayment instalment of Facility A falling due after the date of that prepayment after giving effect to all prior reductions as described above;

(b)           The Ancillary Limit of each Ancillary Lender shall be cancelled in an amount equal to each amount prepaid or provided as cash cover in respect of Ancillary Outstandings and each such amount shall be applied in reduction of the Ancillary Outstandings of the Ancillary Lenders on a pro rata basis.  Cancellation of the Revolving Facility Commitments shall, to the extent necessary to comply with Clause 7.3(d) (Limitations), reduce the Ancillary Limits of the Ancillary Lenders on a pro rata basis.

(c)           Voluntary prepayments of the Revolving Facility Advances made pursuant to Clause 14.1 (Voluntary Prepayments) shall be made in accordance with paragraph 14.8(a)(i) above without reduction or cancellation of the Revolving Facility Commitments of the Lenders.

(d)           An amount equal to any moneys which are not applied as stated in a certificate relating to such moneys issued by the Parent or the Obligors’ Agent under Clause 14.4 (Proceeds of Asset Disposals) or Clause 14.5 (Insurances) within the period specified in such certificate shall at the end of such period be applied in prepayment of the Facilities and/or provision of cash cover in accordance with this Clause 14.8.

14.9         Prepayments during Interest Periods:

(a)           Where any amount required to be prepaid under Clause 14.2 (Mandatory Prepayments on Non-completion of Portuguese Acquisition), Clause 14.8 (Prepayments: Order of Application), Clause 14.4 (Proceeds of Asset Disposals), Clause 14.5 (Insurances) or Clause 14.6 (Phillip Acquisition Proceeds) is received by the Agent during an Interest Period for application in prepayment as required by these Clauses, the Agent will unless otherwise utilised as permitted under these Clauses retain such monies pending application in prepayment of the Facilities as provided hereunder.

(b)           Where the Agent receives amounts to be applied in prepayment under Clause 14.2, 14.5, 14.6 or 14.8 before the end of an Interest Period the Agent will retain such monies until the end of the relevant Interest Period until applying the same in prepayment as so provided under  Clause 14.2, 14.5, 14.6 or 14.8.  The relevant Borrower may, by notice to the Agent, require that any Interest Period be broken and that the proceeds arising under Clause 14.2 (Mandatory Prepayment on Non-completion of Portuguese Acquisition), Clauses 14.4 (Proceeds of Asset Disposals) or 14.5 (Insurances) be applied immediately towards repayment of the relevant Advance subject to payment of any breakage costs thereby incurred by the Lenders in accordance with Clause 34.1 (General Indemnity and Breakage Costs).

14.10       Miscellaneous:

(a)           Any repayment or prepayment must be accompanied by accrued interest on the amount repaid or prepaid and any other sum then due under this Agreement.

(b)           Any repayment or prepayment of an Advance (or part thereof) shall be made in the currency in which the Advance to be repaid or prepaid is denominated on the date of repayment or prepayment.

(c)           Where cash cover is to be provided in respect of a Letter of Credit or Lender Guarantee such cash cover shall be provided in the currency in which the relevant Letter of Credit or Lender Guarantee is denominated.

(d)           No prepayment of an Advance may be made except at the times and in the manner expressly provided by this Agreement.

(e)           Notwithstanding the mandatory prepayment provisions in Clause 14.3(a), (c), (f) or (h) (Mandatory Prepayments on Sale, Change of Control or Listing) or from the proceeds of the 2004 Bonds (as provided under Clause 14.2 (Mandatory Prepayments on Non-completion of Portuguese Acquisition)) or from Net Proceeds (as provided under Clause 14.4 (Proceeds of Asset Disposals) or the proceeds of insurance claims (as provided under Clause 14.5 (Insurances)) or the Net Acquisition Proceeds (as provided under Clause 14.6 (Phillip Acquisition Proceeds) or Excess Cashflow (as provided under Clause 14.7 (Excess Cashflow)) no mandatory prepayment of Facility C shall be made within the first year from the Phillip Closing Date.  If a mandatory prepayment is made of Facility C within the second year of the Phillip Closing Date the Borrower shall pay to the Agent a prepayment fee of 2% of Facility C being so prepaid for the benefit of the relevant participating Lenders in Facility C and if a prepayment is made during the third year following the Phillip Closing Date the prepayment fee shall be 1% of Facility C being so prepaid.  Thereafter there shall be no prepayment fee.

14.11       Cancellation of the Revolving Facility:

(a)           The Obligors’ Agent may cancel the whole or any part of the Total Revolving Facility Available Commitments (but if in part by an amount which reduces the Sterling Amount of the Available Revolving Facility Commitments by a minimum amount of £2,500,000 or a higher integral multiple of £2,500,000) by giving not less than 10 Business Days’ irrevocable prior written notice to that effect to the Agent (effective only on actual receipt) specifying the date and amount of the proposed cancellation.  Any cancellation under this Clause 14.11(a) will reduce each Lender’s Revolving Facility Commitment on a pro rata basis (ignoring for this purpose any reduction in the Commitment of any Lender by reason of its Ancillary Limit).

(b)           No cancellation of any Facility may be made except at the times and in the manner expressly provided by this Agreement.

(c)           Any notice of cancellation shall be irrevocable and no part of a Facility which has been cancelled shall be capable of being re-utilised.

14.12       Replacement of a Lender:

(a)           If at any time:

(i)            any Obligor becomes obliged to pay additional amounts described in Clause 16 (Taxes) or Clause 17.1 (Increased Costs) or to prepay a Lender under Clause 17.2 (Illegality);

(ii)           any Lender becomes insolvent and its assets become subject to a receiver, liquidator, trustee, custodian or other person having similar powers or any winding-up, dissolution or administration;

(iii)          any Lender becomes a “Non Consenting Lender”; or

(iv)          any Lender becomes a “Non-Funding Lender”;

then the Parent may, on ten Business Days’ prior written notice to the Agent and such Lender, replace such Lender by requiring such Lender to (and such Lender shall) transfer pursuant to

Clause 32.2 (Assignments and Transfers by Lenders) all of its rights and obligations under this Agreement to a Lender or other bank or financial institution, selected by the Parent and which is reasonably acceptable to the Agent, which confirms its willingness to assume and does assume all the obligations of the transferring Lender (including the assumption of the transferring Lender’s participation on the same basis as the transferring Lender) for a purchase price equal to the outstanding principal amount of such Lender’s participation in the outstanding Advances and all accrued interest and fees and other amounts payable hereunder.

(b)           The replacement of a Lender pursuant to Clause 14.12(a) shall be subject to the following conditions:

(i)            the Parent shall have no right to replace the Agent;

(ii)           neither the Agent nor any Lender shall have any obligation to the Parent to find a replacement Lender or other such entity;

(iii)          in the event of a replacement of a Non Consenting Lender or a Lender to whom amounts or additional amounts must be paid under Clause 16 (Taxes) or Clause 17.1 (Increased Costs) or Clause 17.2 (Illegality), as the case may be, such replacement must take place no later than 180 days after:

(A)          the date the Non Consenting Lender notified the Parent and the Agent of its failure to agree to any requested consent, waiver or amendment to the Senior Finance Documents; or

(B)           the date the Lender shall have demanded payment of additional amounts or amounts under Clause 16 (Taxes) or Clause 17.1 (Increased costs) or Clause 17.2 (Illegality) as the case may be, and

(iv)          in no event shall the Lender hereby replaced be required to pay or surrender to such replacement Lender or other entity any of the fees received by such Lender hereby replaced pursuant to this Agreement.

(c)           In the case of a replacement of a Lender to which the Parent becomes obliged to pay additional amounts pursuant to Clause 16 (Taxes) or Clause 17.1 (Increased costs) or Clause 17.2 (Illegality) the Parent shall pay such additional amounts to such Lender prior to such Lender being replaced and the payment of such additional amounts shall be a condition to the replacement of such Lender.

(d)           In the event that:

(i)            the Parent or the Agent has requested the Lenders to consent to a waiver or amendment of any provisions of the Senior Finance Documents;

(ii)           the waiver or amendment in question requires the consent of all Lenders; and

(iii)          the Majority Lenders have consented to such waiver or amendment,

then any Lender who does not agree to such waiver or amendment shall be deemed a “Non Consenting Lender”.

(e)                                  A “Non-Funding Lender” is:

(i)            any Lender which has failed to make or participate in an Advance or to issue or participate in a Letter of Credit or Lender Guarantee as required by this Agreement; or

(ii)           any Lender which has given notice to a Borrower or the Agent that it does not intend to make or participate in any Advances in accordance with the requirements of this Agreement or has repudiated its obligations to do so.

(f)            The Parent’s right to replace a Non-Funding Lender pursuant to this Clause 14.12 supplements rather than replaces the other legal and equitable rights and remedies available to the Parent against such Non-Funding Lender under this Agreement.

15.           PAYMENTS

15.1         Payment to the Agent:

(a)           On each date on which an Obligor or a Lender is required to make a payment under a Senior Finance Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Senior Finance Document) for value on the due date at the time and in such funds as is specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)           Subject to any contrary provisions of any Senior Finance Document, any payment by an Obligor or Lender shall be made to such account of the Agent in the principal financial centre of the country of that currency (or, in relation to Euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent shall have specified to the Obligors’ Agent (on behalf of the relevant Obligor) or the relevant Lender as appropriate.

15.2         Distributions by the Agent: Each payment received by the Agent under the Senior Finance Documents for another party shall, subject to Clause 15.3 (Distributions to an Obligor) and Clause 15.4 (Clawback), be made available by the Agent as soon as practicable after receipt to the party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Lending Office), to such account as that party may notify to the Agent (by not less than five Business Days’ notice or such shorter period as the Agent may approve):

(a)           in relation to payments which are not in Euro, with a bank in the principal financial centre of the country of that currency; or

(b)           in relation to payments in Euro, in the principal financial centre of a Participating Member State or London.

15.3         Distributions to an Obligor: The Agent may (with the consent of the Obligor or in accordance with Clause 27 (Set-Off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Senior Finance Documents or in or towards purchase of any amount of any currency to be so applied.

15.4         Clawback:

(a)           Where a sum is to be paid to the Agent under the Senior Finance Documents for another party, the Agent is not obliged to pay that sum to that other party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.  However, the Agent may pay that sum to that other party on the assumption that the sum has been paid to the Agent.

(b)           If the Agent pays an amount to another party and it is the case that the Agent had not actually received that amount, then the party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent, together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds, together with any other cost, loss or expense incurred by the Agent as a result of paying out the relevant sum before receiving it.

15.5         Business Days:

(a)           Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)           During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement, interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

15.6         Currency of Account:

(a)           Subject to paragraphs (b) to (e) below and any other contrary provision of this Agreement, Sterling is the currency of account and payment for any sum due from an Obligor under any Senior Finance Document.

(b)           A prepayment or repayment of a Utilisation or Unpaid Sum or a part of a Utilisation or Unpaid Sum shall be made in the currency in which that Utilisation or Unpaid Sum is denominated on its due date and any cash cover for a liability provided pursuant to this Agreement shall be provided in the currency of the relevant liability.

(c)           Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d)           Each payment in respect of costs, expenses or Tax shall be made in the currency in which the costs, expenses or Tax is incurred.

(e)           Any amount expressed to be payable in a currency other than Sterling shall be paid in that other currency.

15.7         Netting of Payments: If on any Utilisation Date the Revolving Facility Lenders are required to make a Revolving Facility Advance to an Obligor under this Agreement and a payment is due to be made by such Obligor to the Agent for the account of the Revolving Facility Lenders in the same currency as the said Revolving Facility Advance and in relation to the same Revolving Tranche, the Agent may (without prejudice to the obligation of the relevant Obligor to make the payment in question) apply any amount payable by the Revolving Facility Lenders to such Obligor on that Utilisation Date in respect of the relevant Utilisation in or towards satisfaction of the amounts payable by such Obligor to the Revolving Facility Lenders on such Utilisation Date.

16.           TAXES

16.1         Tax Definitions: In this Agreement:

“Domestic Lender” means:

(a)           in respect of a Borrower incorporated in the UK, a Lender:

(i)            in respect of an advance made under a Senior Finance Document by a person that was a bank (as defined for the purposes of Section 349 of the Taxes Act currently in Section 840A of the Taxes Act) at the time that the advance was made, which Lender is beneficially entitled to and within the charge to UK corporation tax as respects any payment of interest made in respect of that advance; or

(ii)           which is beneficially entitled to interest payable to that Lender in respect of an Advance and is:

(A)          a company resident in the UK for UK Tax purposes; or

(B)           a partnership each member of which is a company resident in the UK for UK Tax purposes; or

(C)           a company not resident in the UK for UK Tax purposes which carries on a trade in the UK through a permanent establishment and which brings into account interest payable in respect of that Advance in computing its chargeable profits (within the meaning given by Section 11(2) of the Taxes Act); or

(b)           (i) in respect of a Borrower not incorporated in the UK, a Lender which is lending through a Lending Office in the jurisdiction of incorporation of that Borrower and, (ii) in respect of a Borrower incorporated in Spain, a Lender which is incorporated in Spain or if it is not incorporated in Spain, is acting through a permanent establishment located in Spain;

“Qualifying Person” means a Lender which is:

(a)           a Domestic Lender; or

(b)           a Treaty Lender;

“Spanish Qualifying Person” means in respect of a Borrower incorporated in Spain:

(a)           a Lender within paragraph (b) (ii) of the definition of “Domestic Lender”; or

(b)           a Treaty Lender resident for Spanish tax purposes outside Spain; or

(c)           a Lender that is resident for Spanish Tax purposes outside Spain in a member state of the European Union and is not acting through a territory considered to be a tax haven for Spanish Tax purposes nor through a permanent establishment located in Spain.

“Tax Confirmation” means a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an Advance is either:

(a)           a company resident in the UK for UK Tax purposes; or

(b)           a partnership each member of which is a company resident in the UK for UK Tax purposes; or

(c)           a company not resident in the UK for UK Tax purposes which carries on a trade in the UK through a permanent establishment and that interest payable in respect of that Advance falls to be brought into account in computing the chargeable profits of that company for the purposes of Section 11(2) of the Taxes Act.

“Tax Credit” means a credit against, relief or remission for, or repayment of any Tax;

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Senior Finance Document;

“Tax Payment” means either the increase in a payment made by an Obligor to a Finance Party under Clause 16.3(d) (Tax Gross-Up) or a payment made under Clause 16.4(a) (Tax Indemnity);

“Treaty Lender” means a Lender in respect of an Advance:

(a)           which is treated as resident (for the purposes of the appropriate double taxation agreement) in a jurisdiction having a double taxation agreement with the jurisdiction of incorporation of the relevant Borrower which makes provision for full exemption from Tax imposed by the jurisdiction of incorporation of the relevant Borrower on interest; and

(b)           which does not carry on business in the jurisdiction of incorporation of the relevant Borrower through a permanent establishment with which that Lender’s participation in that Advance is effectively connected, or to which any payment of interest made in respect of that Advance may, for whatever other reason, be made by the relevant Borrower without a Tax Deduction; and

“UK Non-Bank Lender” means:

(a)           where a Lender is a party on the Phillip Effective Date, a Lender listed in Schedule 1 and referred to there as a UK Non-Bank Lender; and

(b)           where a Lender becomes a party after the Phillip Effective Date, a Lender which gives a Tax Confirmation in the Transfer Certificate which it executes on becoming a party.

16.2         Payments to be free and clear: All payments to be made by each Obligor under each Senior Finance Document shall be paid in full without set off or counterclaim and not subject to any condition and free and clear of and (except to the extent required by law) without any Tax Deduction.

16.3         Tax Gross-Up:

(a)           The Obligors’ Agent shall promptly upon an Obligor becoming aware that it is required by law to make a Tax Deduction (or that there is a change in the rate or the basis of any Tax Deduction) notify the Agent of such requirement or change.

(b)           A Lender, upon becoming aware that it has ceased to be a Qualifying Person or a Spanish Qualifying Person, as the case may be, shall promptly notify the Agent of this.  If the Agent receives such notification from a Lender it shall promptly notify the Obligors’ Agent.

(c)           If an Obligor is required by law to make a Tax Deduction it shall make that Tax Deduction in the minimum amount required by law and shall make any payment required in connection with any Tax Deduction within the time period and in the minimum amount required by law.

(d)           Except as provided by paragraph (f) below, if a Tax Deduction is required by law to be made by an Obligor or the Agent the amount of the payment due from the Obligor shall be increased to an amount which ensures that, after the making of that Tax Deduction, each relevant party receives on the due date and retains (free from any liability in respect of such Tax Deduction) a net sum equal to the amount of the payment which it would have received and so retained had no such Tax Deduction been required.

(e)           Within 30 days after making any Tax Deduction or a payment which it is required to make in connection with any Tax Deduction, the Obligor making that Tax Deduction or payment shall deliver to the Agent for the relevant party evidence satisfactory to that party (acting reasonably) that the Tax Deduction has been made and that any payment which is required in connection with any Tax Deduction has been made to the relevant Tax authority or other person.

(f)            An Obligor is not required to make an increased payment to a Lender under paragraph (d) above as a result of a Tax Deduction in respect of Tax imposed by the jurisdiction of incorporation of a Borrower from a payment of interest on an Advance made to that Borrower if at the time that Tax Deduction is made:

(i)            the relevant Lender is not or has ceased to be a Qualifying Person or, with respect to a Borrower incorporated in Spain, a Spanish Qualifying Person and that Tax Deduction would not have been required had that Lender been a Qualifying Person or Spanish Qualifying Person as the case may be unless the reason that that Lender is not or has ceased to be a Qualifying Person or Spanish Qualifying Person, as the case may be is a change after the date on which it became a Lender under this Agreement in (or in the interpretation, administration or application of) any law or double taxation agreement or any published practice or published concession of any relevant Tax authority; or

(ii)           where the relevant Borrower is incorporated in the UK, both of the following conditions are satisfied, namely:

(A)          the relevant Lender is a UK Non-Bank Lender, or would have been a UK Non-Bank Lender were it not for a change after the date on which it became a Lender under this Agreement in (or in the interpretation, administration or application of) any law or double taxation agreement or any published practice or published concession of any relevant Tax authority; and

(B)           the Board of the Inland Revenue has given (and not revoked) a direction under Section 349C of the Taxes Act (as that provision has effect on the Phillip Effective Date or, in the case of a UK Non-Bank Lender which became a Lender after the Phillip Effective Date, on the date on which it became a Lender) that Section 349A(1) of the Taxes Act is not to apply in relation to that payment of interest and that Borrower has notified the Agent on behalf of that UK Non-Bank Lender of the precise terms of that direction; or

(iii)          the relevant Lender is a Treaty Lender and such Tax Deduction is required as a result of the failure of the relevant Lender to comply with its obligations under Clause 16.6 (Filings).

(g)           A UK Non-Bank Lender which becomes a party on the Phillip Effective Date gives a Tax Confirmation to the Obligors’ Agent by entering into the Sixth Supplemental Agreement.

(h)           Without prejudice to the requirements of paragraph (b) above, a UK Non-Bank Lender shall promptly notify the Agent if there is any change in the position from that set out in a Tax Confirmation.  If the Agent receives such notification from a UK Non-Bank Lender it shall notify the Obligors’ Agent.

16.4         Tax Indemnity:

(a)           Except as provided by paragraph (b) below, the Parent shall, or shall procure that an Obligor shall, on demand by the Agent, indemnify a Finance Party against any loss, liability or cost which that Finance Party (in its absolute discretion) determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Finance Party in respect of a Senior Finance Document.

(b)           Paragraph (a) above shall not apply:

(i)            with respect to any Tax assessed on a Finance Party under the laws of the jurisdiction in which:

(A)          that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for Tax purposes; or

(B)           that Finance Party’s Lending Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the overall net income received or receivable by that Finance Party.  Any sum deemed to be received or receivable, including, for the avoidance of doubt, any amount treated as income but not actually received by the Finance Party (such as a Tax Deduction), is not income received or receivable for this purpose; or

(ii)           if and to the extent that a loss, liability or cost (a) is compensated for by an increased payment pursuant to Clause 16.3 (Tax Gross-Up) or (b) would have been compensated for by an increased payment under Clause 16.3 (Tax Gross Up) but was not so compensated solely because one or more of the exclusions in Clause 16.3(f) applies.

(c)           A Finance Party making, or intending to make, a claim under paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Obligors’ Agent.

(d)           A Finance Party shall, on receiving a payment from an Obligor under paragraph (a) above, notify the Agent.

(e)           Notwithstanding the foregoing provisions of this Clause 16:

(i)            no Finance Party shall be entitled to make any claim under this Clause 16.4 in respect of losses or costs if the Finance Party does not notify the Agent of its intention to claim pursuant to this Clause 16.4 within ninety days after the date on which that Finance Party or its Holding Company becomes aware of the relevant losses or costs; and

(ii)           no Finance Party shall be entitled to make any claim pursuant to Clause 16.4 in respect of any losses or costs on any date falling later than nine months after the discharge of all obligations and liabilities of the Obligors hereunder and termination of this Agreement.

16.5         Tax Credits: If an Obligor makes a Tax Payment and the relevant Finance Party determines, in its sole opinion (acting reasonably), that it has obtained, utilised and retained a Tax Credit which is attributable to that Tax Payment, that Finance Party shall pay to the relevant Obligor such amount as that Finance Party determines, in its sole opinion (acting reasonably), to be attributable to the relevant Tax Payment and as will leave that Finance Party (after that payment) in the same after-Tax position as it would have been in if the Tax Payment had not been required to be made by that Obligor.

16.6         Filings: A Treaty Lender and each Obligor which makes a payment to which that Treaty Lender is entitled shall cooperate in a timely manner in filing such forms and documents and completing such procedural formalities as may be required by the appropriate Tax authority for such Obligor to obtain authorisation to make that payment without having to make a Tax Deduction.

16.7         Stamp Taxes: The Parent shall, or shall procure that an Obligor shall pay and, within three Business Days of demand by the Agent, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to any stamp duty, stamp duty reserve, documentary, registration and any other similar Tax payable in connection with or in relation to any Senior Finance Document.

16.8         VAT:

(a)           All fees and other consideration expressed to be payable under a Senior Finance Document by any party to a Finance Party shall be deemed to be exclusive of any VAT.  If VAT is chargeable on any supply made by any Finance Party to any party in connection with a Senior Finance Document, that party shall pay to the Finance Party (in addition to and at the same time as paying the consideration for that supply) an amount equal to the amount of the VAT.

(b)           Where a Senior Finance Document requires any party to reimburse a Finance Party for any costs or expenses, that party shall also at the same time pay and indemnify the Finance Party against any VAT incurred by the Finance Party in respect of the costs or expenses to the extent that the Finance Party determines in its sole discretion (acting reasonably) that it is not entitled to credit for or repayment of the VAT.

16.9         Delay in Payment: Regentrealm will on demand indemnify each of the Finance Parties from and against any losses or liabilities which it incurs as a result of any delay or omission by the Obligors to  pay any duties, fees, expenses or Tax in connection with Clause 16 (Taxes) of this Agreement.

17.           CHANGE IN CIRCUMSTANCES

17.1         Increased Costs:

(a)           Subject to paragraph (c) (Exceptions) below, the Parent shall, within three Business Days of a demand by the Agent, pay or procure payment for the account of a Finance Party of the amount of any Increased Costs incurred by that Finance Party or any of its affiliates as a result of:

(i)            the introduction of or any change in (or change in the interpretation, administration or application of) any law or regulation; or

(ii)           compliance with any law or regulation made after the Phillip Effective Date.

In this Agreement “Increased Cost” means:

(A)          a reduction in the rate of return under a Senior Finance Document or on the overall capital of a Finance Party or any of its affiliates;

(B)           an additional or increased cost; or

(C)           a reduction of any amount due and payable under any Senior Finance Document,

which is incurred or suffered by a Finance Party or any of its affiliates to the extent that it is attributable to that Finance Party or affiliate having entered into any Commitment or funding or performing its obligations under any Senior Finance Document.

(b)           Increased Costs Claims:

(i)            A Finance Party intending to make a claim for any Increased Costs shall notify the Agent of the event giving rise to the claim following which the Agent shall promptly notify the Obligors’ Agent.

(ii)           Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs claim and specifying reasonable details.

(c)           Exceptions: Paragraph (a) (Increased Costs) shall not apply to the extent that any Increased Cost is:

(i)            attributable to a Tax Deduction required by law to be made by an Obligor; or

(ii)           compensated for under Clause 16.4 (Tax Indemnity) or would have been so compensated but was not so compensated solely because one or more of the exclusions contained in paragraph (b) of Clause 16.4 (Tax Indemnity) applied;

(iii)          compensated for by the payment of the Mandatory Cost; or

(iv)          attributable to the wilful breach by the relevant Finance Party or its affiliates of any law or regulation.

17.2         Illegality:

(a)           If it is or becomes unlawful in any applicable jurisdiction for any Finance Party to perform any of its obligations contemplated by this Agreement or to fund or maintain its participation in any Utilisation:

(i)            that Finance Party shall promptly give notice to the Agent upon becoming aware of that event;

(ii)           upon the Agent notifying the Obligors’ Agent, the Commitments of that Finance Party will be immediately cancelled; and

(iii)          each Borrower shall, subject to Clause 14.12 (Replacement of a Lender), repay or prepay that Finance Party’s participation (if any) in each Utilisation made to that Borrower and any Ancillary Outstandings under any Ancillary Facilities provided by such Lender together, in each case, with such interest or other amounts as may then be due from such Borrower to that Lender under the Senior Finance Documents.

(b)           Any payment required in respect of a Lender’s share in an Advance pursuant to paragraph (a) shall be made on the last day of the Interest Period for such Advance that is current when the Agent notifies the Obligors’ Agent of the illegality or, in the case of a prepayment in respect of a Lender’s participation in any Letter of Credit or Lender Guarantee, whether in the form of the provision of cash cover or otherwise, on or before the fifth Business Day following the relevant notice of illegality or, in either case, if earlier, the date specified by the relevant Lender in the relevant notice of illegality (being no earlier than the last day of any applicable grace period permitted by law for compliance with the relevant law or regulation).

17.3         Mitigation:

(a)           Mitigation: Each Finance Party shall, in consultation with the Obligors’ Agent, take all reasonable steps to mitigate any circumstances which arise and which result or would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 16 (Taxes) or Clause 17.1 (Increased Costs) or Clause 17.2 (Illegality) or paragraph 3 of Schedule 13 (Mandatory Costs Formulae), including (but not limited to) changing its Lending Office or transferring its rights and obligations under the Senior Finance Documents to an affiliate or other financial institution acceptable to the Agent and the Obligors’ Agent and willing to participate in the relevant Facilities pursuant to Clause 32.2 (Assignments and Transfers by the Lenders).  This paragraph does not in any way limit the obligations of the Obligors under the Senior Finance Documents.

(b)           Limitation on Liability:

(i)            The Parent shall, and shall procure that Obligors shall, indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of any step taken by it under paragraph (a) above.

(ii)           A Finance Party is not obliged to take any step under paragraph (a) above if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

17.4         Issuing Lender: References to any Lender in Clause 16 (Taxes), Clause 17.1 (Increased Costs), Clause 17.2 (Illegality) and Clause 17.3 (Mitigation) shall include any Lender in its capacity as an Issuing Lender.

18.           FEES, EXPENSES AND STAMP DUTIES

18.1         Commitment Fee:

(a)           Regentrealm will pay to the Agent for the account of each of the Revolving Facility Lenders a commitment fee in Sterling computed at the rate of 0.75% per annum on the daily, undrawn, uncancelled amount of the Total Revolving Facility Commitments which will accrue from the Phillip Closing Date quarterly in arrears on 31 March, 30 June, 30 September and 31 December in each year and on the Expiry Date or any earlier date on which the Revolving Facility Commitments are reduced to zero.

(b)           The commitment fees payable under this Clause 18.1 will each accrue from day to day and will be calculated on the basis of a 365 day year and the actual number of days elapsed.

(c)           The Parent will pay or procure the payment by the Borrowers of the Term Facilities to the Agent for the account of each of the Lenders of the Term Facilities a commitment fee for the Availability Period applicable to each such Term Facility which will be computed at the rate of 0.75% per annum on the daily undrawn, uncancelled amount of the Facility A Commitments, the Facility B Commitments and the Facility C Commitments and will accrue from the date of the Phillip Closing Date and be payable in arrears on the Phillip Closing Date and quarterly in arrears thereafter.

18.2         Arrangement and Other Fee: The Parent will, or will procure that Regentrealm will, pay to the Arranger on the dates specified therein, certain fees and expenses specified in the Fees Letter.

18.3         Agency Fee: The Parent will, or will procure that Regentrealm will, pay to the Agent for its own account an agency fee at the times and otherwise in accordance with the terms of the Fees Letter.

18.4         Letter of Credit/Lender Guarantee Commission: Each Borrower for whose account a Letter of Credit or Lender Guarantee is issued shall pay to each Lender a commission at a rate equal to the Margin for the Revolving Facility on that Lender’s Contingent Liability from day to day in relation to that Letter of Credit or Lender Guarantee.  That commission shall be payable quarterly in arrears for so long as that Lender has any such Contingent Liability and on the date on which it ceases to have any such Contingent Liability.

18.5         Issuing Lender Fee: Each Borrower for whose account a Letter of Credit or Lender Guarantee is issued shall pay to the Issuing Lender which issued that Letter of Credit or Lender Guarantee a fee of 0.125% per annum on the Contingent Liability of such Issuing Lender from day to day in relation to that Letter of Credit or Lender Guarantee (excluding the proportion of such liability not counter-indemnified or guaranteed by other Lenders).  That fee shall be payable quarterly in arrears for so long as such Issuing Lender has any such Contingent Liability and on the date on which it ceases to have any such Contingent Liability.

18.6         Initial Expenses: The Obligors’ Agent will on demand, made at any time on or after the Unconditional Date, pay and reimburse, or procure payment and reimbursement, to the Agent, the Security Agent and the Arranger, on the basis of a full indemnity, all reasonable costs and expenses (including reasonable legal and other professional fees, other out-of-pocket expenses (including, without limitation, the costs and expenses incurred by the Arranger in respect of due diligence investigations carried out by them in respect of the UB Holdings Group) and any VAT or other similar tax thereon) incurred by any of them in connection with:

(a)                                  the negotiation, preparation, execution and completion of each of the Senior Finance Documents (excluding any Transfer Certificate entered into other than in relation to the Fourth Supplemental Agreement) and all documents, matters and things referred to in the Senior Finance Documents (excluding any Transfer Certificate entered into other than in relation to the Fourth Supplemental Agreement) or incidental to any of the Senior Finance

Documents (excluding any Transfer Certificate entered into other than in relation to the Fourth Supplemental Agreement);

(b)           any variation, amendment, restatement, waiver, consent or suspension of rights (or any proposal for any of the same) relating to any of the Senior Finance Documents (and documents, matters or things referred to therein); and

(c)           the investigation of any Event of Default or any Potential Event of Default.

18.7         Syndication Expenses: Regentrealm will on demand pay and reimburse, or procure payment and reimbursement, to the Sole Book Runner and the Arranger, on the basis of a full indemnity, all reasonable out-of-pocket costs and expenses incurred by the Sole Book Runner and the Arranger (and any VAT or other similar tax thereon) in connection with the Phillip Syndication.

18.8         Enforcement Expenses: Regentrealm will on demand pay and reimburse, or procure payment and reimbursement, to each Finance Party, on the basis of a full indemnity, all costs and expenses (including legal and other professional fees, other than out of pocket expenses and any VAT or other similar tax thereon) incurred by such Finance Party in connection with the preservation, enforcement or the attempted preservation or enforcement of any of such Finance Party’s rights under any of the Senior Finance Documents (and documents referred to therein).

18.9         Calculation and Payment:

(a)           All fees payable under this Agreement shall accrue on a daily basis and shall be calculated by reference to a 365 day year, in the case of Sterling, and a 360 day year, in the case of other currencies.

(b)           All fees in relation to a Letter of Credit or Lender Guarantee shall be paid in the currency in which that Letter of Credit or Lender Guarantee is denominated.

19.           GUARANTEE AND ADDITIONAL GUARANTORS

19.1         Guarantee: In consideration of the Finance Parties entering into the Senior Finance Documents and making the Facilities available, each Guarantor irrevocably and unconditionally:

(a)           guarantees to each Finance Party as principal obligor the due and punctual payment by each other Obligor of all indebtedness owed or owing by each such Obligor under or in connection with the Senior Finance Documents as and when it becomes due;

(b)           guarantees to each Finance Party as principal obligor the due and punctual performance by each other Obligor of all such Obligor’s other obligations under the Senior Finance Documents;

(c)           undertakes with each Finance Party that if any other Obligor fails to pay any of the indebtedness referred to in Clause 19.1(a) above on its due date it will pay such sum to the Agent on demand; and

(d)           undertakes to indemnify each Finance Party on demand against all losses, damages, costs and expenses incurred by such Finance Party arising from any failure by any other Obligor to comply with any of its obligations under any of the Senior Finance Documents.

19.2         Further Guarantee Provisions: The guarantees, undertakings and indemnities given in Clause 19.1 (Guarantee) above:

(a)           are given subject to, and with the benefit of the provisions set out in Schedule 7 (Guarantee Provisions) and, in relation to any Guarantor becoming a party to this Agreement by execution of an Accession Document, the limitations contained in the Accession Document pursuant to which it became a Guarantor hereunder;

(b)           are given on a joint and several basis; and

(c)           are to be a continuing security notwithstanding any intermediate payment or settlement of account or other matter or thing whatsoever (in particular, but without limitation, the intermediate satisfaction of the whole or any part of the indebtedness referred to in Clause 19.1 (Guarantee) above).

19.3         Guarantors: The Obligors’ Agent may request that any of its wholly-owned Subsidiaries become an Additional Guarantor.  Subject to the Security/Guarantee Principles, the Obligors’ Agent will procure that (unless the Obligors’ Agent receives written notice from the Agent (acting on the instructions of the Majority Lenders) that such member of the Group is not required to become a Guarantor pursuant to this Clause 19.3):

(a)           any member of the Group which is a Material Group Company shall within 10 Business Days after becoming or being declared a Material Group Company; or

(b)           any member of the Group which is required to become an Additional Guarantor shall on the date on which it is required to become an Additional Guarantor pursuant to Clause 19.6 (Security/Guarantee Coverage), become an Additional Guarantor.

19.4         Accession Formalities: A Subsidiary that is to become an Additional Guarantor shall do so as soon as:

(a)           the Obligors’ Agent and the relevant Group Company have duly completed, executed and delivered to the Agent an Accession Document designating the relevant Group Company as an Additional Guarantor;

(b)           the Agent has received the documents and other evidence listed in Schedule 3 in respect of the relevant Additional Guarantor, if such Additional Guarantor is incorporated under the laws of England and Wales and, if not, the equivalent in the relevant jurisdiction of incorporation of the relevant Additional Guarantor, each in a form satisfactory to the Agent; and

(c)           the “know your customer” checks and similar procedures referred to in Clause 22.8(k) (Know your customer checks) have been complied with;

19.5         Further assurance: Subject to the Security/Guarantee Principles in respect of jurisdictions other than England, Wales and Scotland, the Parent shall procure that the constitutional documents of any acceding Guarantor are amended to the extent required or necessary under the laws of the relevant jurisdiction in order for such Guarantor lawfully to give a guarantee in favour of the Finance Parties on the terms set out in this Agreement.

19.6         Security/Guarantee Coverage: If the level of aggregate gross assets, EBIT or turnover of Subsidiaries which are not Guarantors exceeds 20% of the consolidated gross assets, Consolidated EBIT or turnover of the Group the Parent shall, within 10 Business Days after becoming aware that such limit has been exceeded, procure that sufficient of its wholly-owned Subsidiaries become Additional Guarantors in accordance with this Agreement to reduce that level to 20% or less.  If and for so long as at any time the 20% level is exceeded the Agent may declare any Subsidiary (other than a Dormant Company) to be a Material Group Company and require it to become a Guarantor.

20.           SECURITY AND RELEASES

20.1         Further Security: If a Subsidiary:

(a)                                  is or becomes a Material Group Company or is required to become or becomes an Additional Guarantor after the Phillip Effective Date; or

(b)                                 is formed or acquired after the Phillip Effective Date (having obtained all appropriate consents and authorisations under the Senior Finance Documents) and is incorporated under the laws of England and Wales or Scotland and is not a Dormant Company,

then as soon as reasonably practicable after, and in any event within 10 Business Days of, the date it becomes or is declared to be a Material Group Company or is required to become or becomes an Additional Guarantor or, as appropriate, the date of its formation or acquisition (unless the Obligors’ Agent receives written notice from the Agent (acting on the instructions of the Majority Lenders) that such Subsidiary is not required to grant security pursuant to this Clause 20.1) the Parent shall procure that:

(i)            subject to the Security/Guarantee Principles, such Subsidiary will execute security in the form required by the Agent in favour of the Security Agent for the benefit of the Finance Parties substantially on the same terms as those contained in the Security Documents in existence on the Phillip Effective Date;

(ii)           subject to the Security/Guarantee Principles, such Subsidiary will execute an accession deed to the Intercreditor Deed; and

(iii)          subject to the Security/Guarantee Principles, the immediate Holding Company of such Subsidiary will (if it has not already done so) execute a Security Document in favour of the Security Agent for the benefit of the Lenders over the entire issued share capital of such Subsidiary as security for all Financial Indebtedness under the Senior Finance Documents.

The Parent shall procure that such evidence as the Agent shall require on the due execution of the above documents is provided to the Agent together with a legal opinion satisfactory to the Agent.  If any Utilisation of the Revolving Facility has been used to acquire the shares in a Subsidiary which is required to give security or a guarantee under Clause 19 (Guarantee and Additional Guarantors) or Clause 20 (Security and Releases) the relevant Utilisation will remain separate from and will not be consolidated with any other Utilisation.

20.2         Release of Security: If a Group Company shall dispose of any asset (including shares in any other Group Company) and such disposal is permitted by the terms of the Senior Finance Documents or is otherwise consented to pursuant to the terms of the Senior Finance Documents or results from a Permitted Liquidation then the Security Agent shall (and is hereby authorised by the Finance Parties so to do) execute such documents effecting the release of such asset from the security created in favour of the Finance Parties as shall be required to allow the disposal and/or winding up to take place.

20.3         Release of Guarantors:

(a)           If:

(i)            all of the shares in a Group Company which is a Guarantor are disposed of and such disposal is permitted by the terms of the Senior Finance Documents or consented to pursuant to the terms of the Senior Finance Documents and, as a result, the Guarantor ceases to be a member of the Group; or

(ii)           the Guarantor is liquidated pursuant to a Permitted Liquidation or ceases to exist following a Permitted Merger where the merged entity will be a Guarantor and grant security equivalent to that provided by the merging Guarantor; or

(iii)          the Majority Lenders agree that such Group Company need not continue to be a Guarantor,

the following sentence shall apply.

(b)           In the circumstances specified in paragraph (a), the Agent and the Security Agent shall (and are hereby authorised by the Finance Parties to) execute such documents as may be necessary to release such Guarantor from all past, present and future liabilities (including rights of contribution) under the Senior Finance Documents and all existing Guarantors hereby consent to such release and confirm that their respective liabilities as Guarantor shall not be discharged or otherwise affected as a consequence of such release.

20.4         Spanish Security: If an Event of Default is continuing each of the Group Companies incorporated under the law of Spain which has entered into a Security Document which is listed in paragraphs 25-28 of Schedule 14 will, at the request of the Security Agent, enter into one or more notarial deeds (“escritura publica”) in form and substance satisfactory to the Security Agent in respect of such Security Document and take all other action reasonably required by the Security Agent to ensure that the Security Interests created by such Security Documents (including such notarial deeds (“escritura publica”)) are legal, valid and binding and, subject to the Reservations enforceable, and fully protected in accordance with Spanish law.

20.5         Portuguese Security: Subject to the Security/Guarantee Principles, upon the Portuguese Escrow Release Date the Parent shall procure that:

(a)           United Biscuits Iberia, S.L. shall execute a Security Document in favour of the Security Agent for the benefit of the Finance Parties over the entire issued share capital of the Portuguese Target as security for all Financial Indebtedness under the Senior Finance Documents; and

(b)           such evidence as the Agent shall require on the due execution of the above documents is provided to the Agent together with a legal opinion satisfactory to the Agent (acting reasonably),

provided that to the extent such Security Document would be rendered ineffective, illegal or unenforceable by the Portuguese Merger, such Security Document shall be duly completed, executed and delivered on the date that is the earlier of such Portuguese Merger and 4 months after the Portuguese Escrow Release Date, by United Biscuits Iberia, S.L. and by the surviving entity of such Portuguese Merger (or if such Portuguese Merger has not occurred, by the Portuguese Target), respectively.

20.6         Changes to insolvency or security law: If there is any change after the date of the Sixth Supplemental Agreement in the insolvency or security law of any jurisdiction in which an Obligor is incorporated or established or carries on business or owns assets which affects the rights, remedies and/or priorities of the Finance Parties to an extent which the Agent determines to be material, the parties hereto will negotiate in good faith with a view to agreeing amendments to the Senior Finance Documents to preserve so far as possible the respective rights, remedies and priorities of the Finance Parties in respect of each other and in respect of the Group Companies.

21.           REPRESENTATIONS AND WARRANTIES

21.1         Reliance: Each Obligor acknowledges that each Finance Party has entered into this Agreement and the other Senior Finance Documents, and each Finance Party has agreed to provide the Facilities, in full reliance on representations by the Obligors in the terms set out in the following provisions of this Clause 21 and each Obligor represents and warrants to each Finance Party in those terms.

21.2         Representations and Warranties: Each Obligor represents and warrants to each of the Finance Parties that:

(a)           Incorporation/Status: It, and each of its Subsidiaries, is duly incorporated and validly existing with limited liability under the laws of the place of its incorporation and has the power to own its assets and carry on its business as it is now being and will be conducted and is capable of being sued in its own right and is not subject to any immunity from any proceedings;

(b)           Power: It has power to enter into, exercise its rights and perform and comply with its obligations under, each of the Transaction Documents to which it is party and to carry out the transactions contemplated by such Transaction Documents;

(c)           Authority: All actions, conditions and things required to be taken, fulfilled and done by it in order:

(i)            to enable it to enter into, exercise its rights, and perform and comply with its obligations, under the Transaction Documents to which it is party and to carry out the transactions contemplated by such Transaction Documents; and

(ii)           subject to the Reservations, to ensure that those obligations are valid, legally binding and enforceable; and

(iii)          to make each of the Transaction Documents to which it is party admissible in evidence in the courts of the jurisdiction to which it has submitted in such Transaction Document (save for any filings or registrations required in relation to the security constituted by the Security Documents, which filings or registrations will be made promptly after execution of the relevant documents and in any event within applicable time limits); and

(iv)          to create the security constituted by the Security Documents to which it is party and subject to the Reservations to ensure that such security has the ranking specified therein,

have been taken, fulfilled and done;

(d)           Consents and Compliance with laws: All consents and filings required:

(i)            for its entry into, exercise of its rights, and performance and compliance with its obligations under, each of the Transaction Documents to which it is party;

(ii)           for it to carry out the transactions contemplated by the Transaction Documents; and

(iii)          in connection with the making of the Offer

have, in each case, been obtained or made and are in full force and effect (save for (i) any filings or registrations required in relation to the security constituted by the Security Documents, which filings or registrations will be made promptly after execution of the relevant documents and in any event within applicable time limits and (ii) any competition clearance required from the relevant UK authorities in respect of the Phillip Acquisition which will be obtained prior to Utilisation of the Second Tranche Advances and in any event within the applicable time limits) and it and each of its Subsidiaries is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, any and all agencies of each of their respective jurisdictions of incorporation or operation where failure to so comply might reasonably be expected to be materially adverse to the interests of the Finance Parties under the Senior Finance Documents;

(e)           Non-Conflict: Its entry into, exercise of its rights under and performance and compliance with its obligations under, each of the Transaction Documents to which it is party and the carrying out of the transactions contemplated by the Transaction Documents do not:

(i)            contravene any law, directive, judgment or order to which it or any of its Subsidiaries is subject;

(ii)           contravene its memorandum or articles of association or other constitutional documents;

(iii)          breach in any material respect any agreement or the terms of any consent to which it or any of its Subsidiaries is a party or which is binding upon it or any of its Subsidiaries or any of its or their respective assets; and

(iv)          oblige it, or any of its Subsidiaries, to create any security or result in the creation of any security over its or their respective assets other than under the Security Documents;

(f)            Obligations Binding: Its obligations under the Transaction Documents to which it is a party are valid, legally binding and, subject to the Reservations, enforceable and each of the Security Documents to which it is party constitutes valid security (save for any filings or registrations required in relation to the security constituted by the Security Documents which filings or registrations will be made promptly after execution of the relevant documents and in any event within applicable time limits);

(g)           Labour Disputes: There are no labour disputes current or pending which could reasonably be expected to have a Material Adverse Effect;

(h)           Assets:

(i)            Subject to paragraph (iii) below, all shares which it purports to charge pursuant to any Security Document have been duly and validly issued and are legally and beneficially owned by it (or in the case of the Phillip Shares will be so owned on the Phillip Closing Date) and are fully paid and non-assessable and are not subject to any option to purchase or similar rights and, in the case of shares in any member of the Group, represent all the issued share capital of such relevant member of the Group;

(ii)           It and/or its Subsidiaries have, good title to or valid leases or licences of or otherwise be entitled to use all material assets necessary to conduct the Business;

(iii)          The Phillip Shares will from the Phillip Closing Date be beneficially owned by the relevant member of the Group which purchases such shares following the Phillip Closing Date respectively but are not legally owned until the relevant member of the Group which is the purchaser is registered in the register of shareholders of  The Jacob’s Bakery Limited which registration shall occur within 45 days of the Phillip Closing Date;

(i)            Consents, licences and filings: All consents, licences and filings necessary for the carrying on of the Business substantially as presently conducted have been obtained or effected and are in full force and effect where failure to obtain or effect the same could reasonably be expected to have a Material Adverse Effect;

(j)            Accounts:

(i)            The audited consolidated financial statements (together with the notes thereto) most recently delivered pursuant to Clause 22.8(d) (Financial Statements):

(A)          give a true and fair view of its financial position or, in the case of consolidated financial statements, the financial position of it and its Subsidiaries as at the date to which they were prepared and for the Financial Year then ended; and

(B)           were prepared in accordance with Approved Accounting Principles;

(ii)           The consolidated management accounts for an Accounting Quarter or Accounting Period most recently delivered pursuant to Clauses 22.8(d)(ii) and 22.8(d)(iii) (Financial Statements):

(A)          reasonably represent the financial position of it or, in the case of consolidated accounts, it and its Subsidiaries as at the date to which they were prepared and for the Accounting Quarter or Accounting Period (as the case may be) then ended; and

(B)           were prepared on a basis substantially in accordance with Approved Accounting Principles within the reasonable parameters which may be expected of management accounts not the subject of audit procedures;

(k)           Tax Liabilities:

(i)            No claims are being asserted against it or any member of the Group with respect to Tax which might reasonably be expected to be determined adversely to it or to such member of the Group and which, if so adversely determined, could reasonably be expected to have a Material Adverse Effect;

(ii)           All reports and returns on which Tax is required to be shown have been filed punctually (or within any applicable time limits) and all Tax required to be paid has been paid when due (or otherwise within any applicable time limit) except where failure to make such filing or payment could not reasonably be expected to have a Material Adverse Effect;

(l)            Environmental Warranties:

(i)            It, and each of its Subsidiaries is, and has at all times been, in compliance with all applicable Environmental Laws and all Environmental Approvals necessary in connection with the ownership and operation of its business are in full force and effect, in each case where such non-compliance or non-efficacy could reasonably be expected to have a Material Adverse Effect;

(ii)           There are no circumstances which might reasonably be expected to prevent or interfere with it or any of its Subsidiaries being in compliance with applicable Environmental Laws where such non-compliance could reasonably be expected to have a Material Adverse Effect;

(m)          Payment Source: Any payments made to or for the account of any of the Finance Parties under any of the Senior Finance Documents (whether of principal, interest or any other sum due) by an Obligor have been or will be made from a lawful payment source in accordance with the laws of the relevant jurisdiction;

(n)           Trading Activity: Neither the Parent, UB Finance, Regentrealm, Finalrealm, Runecorp, Solvecorp, Deluxestar nor Burlington Cayman has undertaken any trading or other activity or incurred any obligations other than in respect of the Transaction Documents, the 2003 Closing Costs, the 2004 Bond Tap Transaction Costs, the Phillip Transaction Costs, the Restructuring Costs or Transaction Costs (which are no longer outstanding);

(o)           Material Adverse Change: Since the date of the last audited accounts for the Group delivered to the Agent pursuant to Clause 22.8(d) (Financial Statements) there has been no development or event which has had, or could reasonably be expected to have a Material Adverse Effect;

(p)           Winding-up: Except for any Permitted Liquidation, no administrator, examiner, receiver, liquidator or similar officer has been appointed with respect to it or any of its Subsidiaries or its or any of their respective assets nor is any petition or proceeding for any such appointment pending nor, as far as it is aware, has any resolution for any such appointment been passed;

(q)           No Defaults:

(i)            No Event of Default or Potential Event of Default has occurred and is continuing unremedied or unwaived;

(ii)           So far as it is aware after reasonable enquiry no event has occurred and is continuing unremedied or unwaived which constitutes a default under any agreement or document to which it or any of its Subsidiaries is party and which could reasonably be expected to have a Material Adverse Effect;

(r)            Litigation: No litigation, arbitration, administrative, regulatory or similar proceeding is current, pending or, to its knowledge, threatened against any member of the Group:

(i)            to restrain its entry into, exercise of its rights under and performance and compliance with its obligations under, or the enforcement of, any of the Transaction Documents or the carrying out of the transactions contemplated by the Transaction Documents; or

(ii)           which could reasonably be expected to have a Material Adverse Effect;

(s)           No Security Interests/Guarantees:

(i)            No Security Interest (or agreement to create the same) exists on or over its or any of its Subsidiaries’ present or future revenues, undertakings or assets other than a Permitted Security Interest;

(ii)           Neither it nor any of its Subsidiaries has granted or agreed to grant any guarantee other than a Permitted Guarantee;

(t)            Reports:

(i)            So far as the Parent is aware, after due and careful review of the Reports none of the factual matters contained in the Reports are misleading in any material respect nor do the Reports omit to disclose any matter where failure to disclose such matter would result in the Reports being misleading in any material respect;

(ii)           So far as it is aware, nothing has occurred or come to light since the date of the Reports which renders any material facts contained in the Reports inaccurate or misleading in any material respect;

(u)           Original Audited Accounts: The Original Audited Accounts were prepared in accordance with UK GAAP consistently applied and give a true and fair view of the results of the operations of the UB Holdings Group as a whole and each member of the UB Holdings Group (as the case may be) for the period to which they relate and the state of the affairs of the UB Holdings Group as a whole and the members of the UB Holdings Group (as the case may be) at the end of such period and, in particular, disclose or reserve against all liabilities (actual or contingent) of the UB Holdings Group as a whole and the members of the UB Holdings Group (as the case may be) to the extent required to comply with UK GAAP, in each case where failure to do so might reasonably be expected to result in a Material Adverse Effect;

(v)           Material Intellectual Property: The Material Intellectual Property presently owned and/or used by it and/or each other Group Company in the conduct of its business:

(i)            is legally and beneficially owned by it or a member of the Group or licensed to it or a member of the Group free from any licences or obligation to grant any licences and free from any assignments or obligation to grant any assignments to third parties and Security Interests which are materially prejudicial to the use of that Material Intellectual Property and in the case of Material Intellectual Property owned by the Group and/or any Group Company will not be adversely affected by the transactions contemplated by the Transaction Documents;

(ii)           is not subject to any matter of which the members of the Group are aware which might make any of the Material Intellectual Property either in whole or in part, unenforceable;

(iii)          comprises all Material Intellectual Property required by it and each other Group Company to conduct their business as it is now conducted and the use of such Intellectual Property in the conduct of their business does not infringe any intellectual property rights of any third party in any manner which could reasonably be expected to have a Material Adverse Effect, and there are no claims or proceedings of any kind continuing, pending or threatened by any third party challenging the title, validity or enforceability of, or claiming rights under or to, any Material Intellectual Property or alleging that the use of Material Intellectual Property in the manner used by the Group or any Group Company infringes or conflicts with any Intellectual Property Rights of any third party;

(iv)          where it is the subject of any right, permission to use or licence granted to or by any member of the Group, is not subject to any termination right of the relevant grantor if the consequences of such termination could reasonably be expected to have a Material Adverse Effect; and

(v)           is not being and has not been infringed where such infringement could reasonably be expected to have a Material Adverse Effect;

(w)          2003 Syndication Information Memorandum:

(i)            The statements of fact in relation to the assets, financial condition and operations of the Business and the Group contained in the 2003 Syndication Information Memorandum (other than the facts set out in the shareholder and equity reserves in the 2003 inter year split contained in the 2003 Agreed Projections) were so far as the Parent is aware true, complete and accurate in all material respects as at the date of the 2003 Syndication Information Memorandum;

(ii)           The 2003 Syndication Information Memorandum was not misleading at the date thereof in any material respect nor did it omit to disclose any matter which failure to disclose would result in any information contained in the 2003 Syndication Information Memorandum being misleading in any material respect;

(x)            2003 Audited Accounts: The 2003 Audited Accounts were prepared in accordance with UK GAAP consistently applied and give a true and fair view of the results of the operations of the Group as a whole and each member of the Group (as the case may be) for the period to which they relate and the state of the affairs of the Group as a whole and the members of the Group (as the case may be) at the end of such period and, in particular, disclose or reserve against all liabilities (actual or contingent) of the Group as a whole and the members of the Group (as the case may be) to the extent required to comply with UK GAAP;

(y)           Phillip Group Structure:

(i)            The Phillip Structure Document accurately records in all material respects the structure of the Group as it will be immediately following the Phillip Effective Date and includes details of any minority shareholdings in any member of the Group held by any person who is not a member of the Group and details of all companies, joint ventures and partnerships in which any member of the Group has an interest or participation;

(ii)           Each of the companies identified in the Phillip Structure Document as a “Dormant” Company is a Dormant Company;

(z)            Phillip Syndication Information Memorandum:

(i)            The statements of fact in relation to the assets, financial condition and operations of the Business and the Group contained in the Phillip Syndication Information Memorandum were so far as the Parent is aware true, complete and accurate in all material respects as at the date of the Phillip Syndication Information Memorandum;

(ii)           The Phillip Syndication Information Memorandum was not misleading at the date thereof in any material respect nor did it omit to disclose any matter which failure to disclose would result in any information contained in the Phillip Syndication Information Memorandum being misleading in any material respect;

(aa)         August 2004 Agreed Projections:

(i)            The projections and forecasts contained in the August 2004 Agreed Projections are based upon assumptions which the Parent has carefully considered and considers to be fair and reasonable;

(ii)           So far as the Parent is aware, the August 2004 Agreed Projections are not misleading in any material respect and do not omit to disclose any matter where failure to disclose such matter would result in the August 2004 Agreed Projections being misleading in any material respect;

(iii)          So far as the Parent is aware, nothing has occurred or come to light since the date as at which the August 2004 Agreed Projections were prepared which renders any of the August 2004 Agreed Projections inaccurate or misleading in any material respect; and

(iv)          The year to date trading summary for Accounting Periods 1 through 7 (or if available prior to the Phillip Effective Date for Accounting Periods 1 through 8) for the 2004 Financial Year delivered to the Agent:

(A)          reasonably represents the trading position of the Parent and its Subsidiaries for the period for which they were prepared; and

(B)           were prepared on a basis substantially in accordance with Approved Accounting Principles within the reasonable parameters which may be expected of management accounts not the subject of audit procedures;

(bb)         Phillip Pre-Closing Accounts:  Save as expressly disclosed in the Phillip Accountants’ Report or otherwise as disclosed to the Agent in writing prior to the date of this Agreement:

(i)            the Phillip Accounts give a true and fair view of the state of affairs The Jacob’s Bakery Limited as at 31 December 2003 and of the results of its financial year ended on such date;

(ii)           the Phillip Management Accounts, (having regard for the purpose for which they were prepared) have been prepared with reasonable skill and care, are reasonably accurate and in accordance with the same accounting principles used to prepare the management accounts in respect of the financial year ending on 31 December, 2003; and

(iii)          the Phillip Accounts and the Phillip Management Accounts do not consolidate the results, assets or liabilities of any person or business which does not form part of the shares or businesses to be purchased pursuant to the Phillip Acquisition;

(cc)         Phillip Reports:

(i)            So far as the Parent is aware, after due and careful review of the Phillip Reports none of the factual matters contained in the Phillip Reports are misleading in any material respect nor do the Phillip Reports omit to disclose any matter where failure to disclose such matter would result in the Phillip Reports being misleading in any material respect;

(ii)           So far as the Parent is aware, nothing has occurred or come to light since the date of the Phillip Reports which renders any material facts contained in the Phillip Reports inaccurate or misleading in any material respect;

(dd)         Phillip Acquisition:

(i)            The Phillip Acquisition Documents as furnished to the Agent under this Agreement contain all material terms of the Phillip Acquisition and the agreements between the Phillip Vendor and the Parent and each other member of the Group;

(ii)           There is no disclosure made in the Phillip Disclosure Letter or any other disclosure to the Phillip Acquisition Documents which would make any of the information, opinions, intentions, forecasts and projections contained or referred to in the Phillip Syndication Information Memorandum, the Phillip Reports or the August 2004 Agreed Projections inaccurate or misleading in any material respect;

(iii)          To the best of its knowledge no representation or warranty (as qualified by the Phillip Disclosure Letter) given by any party to the Phillip Acquisition Documents is untrue or misleading in any material respect.

21.3         Repetition: The representations and warranties in Clause 21.2 (Representations and Warranties) shall survive the execution of this Agreement and the making of each Advance hereunder and shall be deemed repeated on the date of each Utilisation Request and on each Utilisation Date and on the beginning of each Interest Period by reference to the facts and circumstances existing on such date provided that:

(a)           the representations and warranties set out in Clauses 21.2(n) (Trading Activity), 21.2(p) (Winding-up), 21.2(q) (No Defaults), 21.2(r) (Litigation), 21.2(s) (No Security

Interests/Guarantees), 21.2(t) (Reports), 21.2(u) (Original Audited Accounts) and 21.2(v) (Material Intellectual Property) shall be made on the date of this Agreement and, save as provided in paragraphs (b) to (f) below, shall only be repeated on the First Utilisation Date (if different) and provided that the representation set out in Clause 21.2(i) (Consents, Licences and Filings) shall, on the First Utilisation Date, be made only by each Obligor to the extent of its knowledge and, for the avoidance of doubt, the date of this Agreement is 14 December  1999;

(b)           the representations and warranties set out in Clauses 21.2(a) (Incorporation/Status), 21.2(b) (Power), 21.2(c) (Authority), 21.2(d) (Consents and Compliance with Laws), 21.2(e) (Non-Conflict), 21.2(f) (Obligations Binding) and 21.2(o) (Material Adverse Change) shall in addition be repeated on each date on which an Accession Document or additional Security Document is entered into;

(c)           the representations and warranties set out in Clause 21.2(z) (Phillip Syndication Information Memorandum) shall be made only on the date of the Phillip Syndication Information Memorandum and, if later, the Phillip Effective Date;

(d)           the representations and warranties set out in Clauses 21.2(a) (Incorporation/Status), 21.2(b) (Power), 21.2(c) (Authority), 21.2(d) (Consents and Compliance with Laws), 21.2(e) (Non-Conflict), 21.2(f) (Obligations Binding), 21.2(g) (Labour Disputes), 21.2(h) (Assets), 21.2(i) (Consents, licences and filings), 21.2(j) (Accounts), 21.2(m) (Payment Source), 21.2(o) (Material Adverse Change), 21.2(q) (No Defaults), 21.2(r) (Litigation), 21.2(y) (Phillip Group Structure), 21.2(aa) (August 2004 Agreed Projections), 21.2(bb) (Phillip Pre-Closing Accounts), 21.2(cc) (Phillip Reports) and 21.2(dd) (Phillip Acquisition) shall only be made on the Phillip Effective Date;

(e)           the representations and warranties set out in Clauses 21.2(a) (Incorporation/Status), 21.2(b) (Power), 21.2(c) (Authority), 21.2(d) (Consents and Compliance with Laws), 21.2(e) (Non-Conflict), 21.2(f) (Obligations Binding), 21.2(g) (Labour Disputes), 21.2(h) (Assets), 21.2(i) (Consents, licences and filings), 21.2(j) (Accounts), 21.2(m) (Payment Source), 21.2(o) (Material Adverse Change), 21.2(q) (No Defaults), 21.2(r) (Litigation) and 21.2(x) (2003 Audited Accounts) shall only be made on the 2004 Effective Date;

(f)            the representation and warranty set out in Clause 21.2(o) (Material Adverse Change) shall be made, in addition, on each interest payment date in accordance with Clause 9.3 (Payment).

22.           UNDERTAKINGS

22.1         Duration of Undertakings: The undertakings in this Clause 22 shall continue for so long as any sum remains payable or capable of becoming payable under the Senior Finance Documents.

22.2         General Undertakings:

(a)           Authorisations and Consents: Each Obligor will promptly obtain, maintain, comply with and renew from time to time all consents required under any applicable law or directive to enable it to enter into, exercise its rights, and perform its obligations under the Transaction Documents to which it is party and to carry out the transactions contemplated by the Transaction Documents to which it is a party and to ensure that its obligations under the Transaction Documents to which it is party are valid, legally binding and, subject to the Reservations, enforceable and (subject to the Reservations) each of the Security Documents to which it is party constitutes valid security ranking in accordance with its terms.

(b)           Maintenance of status and authorisation: Each Obligor will, and will procure that each of its Subsidiaries will:

(i)            do all such things as are necessary to maintain its corporate existence, save (A) in the case of any Group Company which is not an Obligor or a Material Group Company where the failure to do such things would not result in a Material Adverse Effect or (B) where the relevant Group Company will cease to exist or carry on business pursuant to a Permitted Transaction;

(ii)           ensure that it has the right and is duly qualified to conduct its business and will obtain and maintain all licences, approvals, authorisations, consents, exemptions, and make all filings, necessary for the conduct of such business the absence of which might reasonably be expected to result in a Material Adverse Effect and take all steps necessary to ensure that the same are in full force and effect and, on request by the Agent, supply copies (certified by a director of the relevant Obligor as true, complete and up-to-date) of any such licences, approvals, authorisations, consents and exemptions; and

(iii)          comply with all laws, regulations and directives binding upon it and procure compliance by all of their respective officers, employees, agents and licensees with all applicable laws, regulation and directives where failure so to comply could reasonably be expected to have a Material Adverse Effect.

(c)           Pari-passu Ranking: Each Obligor will ensure that its payment obligations under each of the Senior Finance Documents rank and will at all times rank at least pari passu in right and priority of payment with all its other present and future unsecured and unsubordinated indebtedness (actual or contingent) except indebtedness preferred by any bankruptcy, insolvency, liquidation or other similar laws of general application.

(d)           Insurances:

(i)            Each Obligor will, and will procure that each of its Subsidiaries will, effect and thereafter maintain insurances at its own expense in respect of all its assets and business of an insurable nature with reputable insurers of good standing.  Such insurances must:

(A)          provide cover against all risks which are normally insured against by other companies:

(1)           owning or possessing similar assets; and

(2)           carrying on similar businesses,

including, without limitation, insurance against loss of profits, product liability, pollution and public liability;

(B)           be in such amounts as would in the circumstances be prudent for such companies taking into account the size and nature of the business carried on, and the assets owned, by such companies and the jurisdictions in which such businesses are carried on and such assets located.

(ii)           Each Obligor will, and will procure that each of its Subsidiaries will:

(A)          supply to the Agent on request copies of each policy for insurance required to be maintained in accordance with Clause 22.2(d)(i) above together with the current premium receipts relating thereto;

(B)           promptly notify the Agent in writing of any material change to its insurance cover from time to time; and

(C)           promptly notify the Agent in writing of the occurrence of any event covered by any of its insurance policies which might reasonably be expected to result in a claim under such policy for an amount in excess of £5,000,000.

(iii)          Each Obligor will, and will procure that each of its Subsidiaries will, use all reasonable endeavours to ensure that the insurances referred to in Clause 22.2(d)(i) above have the interest of the Security Agent noted on the policies.

(e)           Tax: Each Obligor will pay when due (or within any applicable time limit), and will procure that each of its Subsidiaries pays when due (or within any applicable time limit), all Tax imposed upon it or any of them or any of its or their assets, income or profits or any transactions undertaken or entered into by it or any of them where failure to make such payment could reasonably be expected to have a Material Adverse Effect or result in a material fine or penalty.

(f)            Financial Assistance: Each Obligor will, and will procure that each of its Subsidiaries will, comply in all respects with sections 151 to 158 (inclusive) of the Companies Act 1985 (or any similar applicable enactments in any other applicable jurisdiction), including in relation to the execution of the Senior Finance Documents, and the payment of amounts due under such documents, and will take all necessary steps to ensure that UB Holdings and its subsidiaries are able to grant security to the Security Agent securing liabilities under the Senior Finance Documents as contemplated by the Senior Finance Documents and enter into guarantees in favour of the Finance Parties and make inter-company loans to facilitate the payment obligations under this Agreement.

(g)           Banking Business: Each Obligor will, and will procure that each of its Subsidiaries will maintain bank accounts only with the Lenders or an Approved Bank or, in the case of bank accounts forming part of Cash Pooling Arrangements permitted under this Agreement, the bank which operates such arrangements.

(h)           Pension Schemes: The Obligors will, if requested by the Agent, deliver to the Agent (i) at such time as those reports are prepared in order to comply with then current statutory or auditing requirements; and (ii) if the Agent reasonably believes that any relevant statutory or auditing requirements are not being complied with, but not more often than once a year, actuarial reports in relation to the pension schemes for the time being operated by members of the Group and will ensure that all such pension schemes are fully funded to the extent required by law based on reasonable actuarial assumptions applicable in the jurisdiction in which the relevant pension scheme is maintained.

(i)            Guilder Bond: Prior to the discharge of all Financial Indebtedness due under the Guilder Bond the Parent will maintain a cash cover deposit in an interest bearing account with the Agent in an amount equal to that required to discharge all Financial Indebtedness due under the Guilder Bond.

(j)            Financing Loan Agreements: The Parent and each Obligor agree that the net proceeds of each amount borrowed by Runecorp and Regentrealm pursuant to the Senior Finance Documents shall be immediately on-lent to Finalrealm pursuant to the Financing Loan Agreements.  Each loan made pursuant to this Clause shall be made pursuant to the Financing Loan Agreements, such that each such loan is made on the basis that the interest rate applicable under such loan is at least equal to the rate applicable to the corresponding amount borrowed by Runecorp or Regentrealm, as appropriate, under the Senior Finance Documents and is otherwise on matching terms as to principal and interest payment dates and all other relevant provisions as apply under the corresponding borrowings made by Runecorp or Regentrealm, as appropriate, under the Senior Finance Documents.

(k)           UB Investments Plc: The Obligors shall procure that UB Investments Plc will (i) not incur any further obligation, liability or financial exposure of any nature to any of its Subsidiaries nor will it commence trading activities until it has granted Security Interests in favour of the Security Agent over all or substantially all of its assets as security for the Facilities and (ii) repay all third party Financial Indebtedness (other than the Sterling Bond and the Guilder Bond) as soon as possible.

(l)            Claims: Each Obligor shall and each Obligor shall procure that each of its Subsidiaries shall pursue all claims which it may have under the Specified Agreements and the Phillip Acquisition Documents to the extent reasonably practicable and lawful.

(m)          Hedging Transaction: The Parent and the Borrowers will ensure that for a period of no less than two years from the Phillip Closing Date the Group has hedging of interest rate exposure in respect of not less than 50 per cent. of Total Borrowings on the Phillip Closing Date, and that such arrangements are not terminated, varied or cancelled without the consent of the Agent (acting on the instructions of the Majority Lenders) save in the case of arrangements documented by the Hedging Documents as permitted by the intercreditor agreement.  All Hedging Documents shall be entered into with Lenders and such hedging shall be provided by Lenders.

(n)           Phillip Conditions Subsequent: The conditions subsequent set out in Schedule 3, Part 3 shall, unless stated to the contrary therein, be delivered or met no later than the close of business of the date on which drawdown of the Second Tranche Advances occurs.

22.3         Environmental Undertakings: Each Obligor will, and will procure that each of its Subsidiaries will:

(a)           comply in all material respects with the terms and conditions of all Environmental Approvals and all Environmental Laws applicable to it where failure to comply could reasonably be expected to have a Material Adverse Effect and will implement and act in accordance with all procedures for compliance and monitoring of compliance and containment of liability under any Environmental Laws as would be implemented by a prudent owner of the Business;

(b)           promptly upon receipt of the same notify the Agent of any claim, notice or other communication served on it in respect of, or if it becomes aware of:

(i)            any suspension, revocation or material variation of any Environmental Approval applicable to it (save where such suspension or revocation arises by reason of and is immediately followed by the issue of an Environmental Approval in substantially the same terms) which could reasonably be expected to have a Material Adverse Effect or would result in the relevant Obligor carrying on business other than in a prudent manner; or

(ii)           any breach of or liability under any Environmental Laws (including but not limited to any Release of any Hazardous Materials required to be reported to any federal, state or local governmental or regulatory agency under any applicable Environmental Laws) which could reasonably be expected to result in a Material Adverse Effect; or

(iii)          any breach of or liability under any Environmental Laws which could reasonably be expected to have a Material Adverse Effect; or

(iv)          any material investment by any member of the Group required to maintain, acquire or renew any Environmental Approval the absence of which could reasonably be expected to have a Material Adverse Effect; or

(v)           the issue of any enforcement or prohibition or similar notice by a regulatory authority or receipt by any member of the Group of any complaint, demand, civil claim or enforcement proceeding which could reasonably be expected to have a Material Adverse Effect;

(c)           use reasonable endeavours to prevent any acts, omissions, events, state of facts or circumstances occurring, continuing or being exacerbated which could result in any third party, including any regulatory authority taking any action or making any claim against any member of the Group under any Environmental Laws where failure so to do could reasonably be expected to result in a Material Adverse Effect or would result in the relevant Obligor carrying on business other than in a prudent manner.

22.4         Intellectual Property Undertakings: Each Obligor will, and will procure that so far as is necessary and good practice in the ordinary course of business each of its Subsidiaries will, at its own cost:

(a)           observe and comply with all obligations and laws to which it, in its capacity as registered proprietor, beneficial owner, user, licensor or licensee of the Material Intellectual Property or any part thereof, is subject where failure to comply could reasonably be expected to have a Material Adverse Effect or a significant adverse effect on the value of any Material Intellectual Property over which security has been granted under the Security Documents;

(b)           do, or procure the doing of all acts that are reasonably necessary to maintain, protect and safeguard the Material Intellectual Property;

(c)           not assign, sever, dispose of or otherwise part with control of Material Intellectual Property which is owned by the Group or any Group Company;

(d)           as and when reasonably requested by the Agent (but no more than every three months) promptly provide the Agent with a written summary of what it believes to be its Material Intellectual Property;

(e)           notify the Agent of any infringement or alleged infringement of any part of the Material Intellectual Property of which it becomes aware, or any proceedings or claims against the Group or any Group Company relating to the Material Intellectual Property of which it becomes aware, if such infringement or alleged infringement, proceedings or claims could reasonably be expected to have a Material Adverse Effect or a significant adverse effect on the value of any Material Intellectual Property over which security has been granted under the Security Documents and, following the occurrence of an Event of Default which is continuing, allow the Agent at its option to bring or defend any such proceedings in its own name or take or defend any such proceedings in the Agent’s name; and

(f)            do any acts, including, without limitation, the commencement of any legal proceedings or other process (including the resistance to any objection or the objection to any registration) and the execution of any and all documents in such manner and at such location as are necessary or desirable to perfect and enforce any of the undertakings contained in this Clause 22.4, where failure to do so could reasonably be expected to have a Material Adverse Effect or a significant adverse effect on the value of any Material Intellectual Property over which security has been granted under the Security Documents.

22.5         Management: Ensure that the Group has in place appropriate management and that senior management devote the time and attention to the affairs of the Group required by the terms of the relevant service contracts.

22.6         General Restrictions:

(a)           Amalgamations and Change of Business:

(i)            No Obligor will, and each Obligor will procure that none of its Subsidiaries will enter into any amalgamation, merger, demerger or consolidation other than pursuant to a Permitted Transaction;

(ii)           The Parent will ensure that no change is made to the general nature of the business of the Group and the Phillip Group taken as a whole from that carried on on the Phillip Effective Date;

(b)           Arm’s Length Transactions: No Obligor will, and each Obligor will procure that none of its Subsidiaries will, enter into any arrangement or transaction other than on arm’s length terms for the purpose of its business save for:

(i)            intercompany loans permitted under Clause 22.6(i) (Loans); and

(ii)           disposals of assets to Obligors permitted by Clause 22.6(c)(iii) (Disposals);

(c)           Disposals: No Obligor will, and each Obligor will procure that none of its Subsidiaries will enter into a single transaction or a number of related or unrelated transactions to sell, transfer, lease or otherwise dispose of all or any asset or agree to do so.  The following transactions shall not be prohibited by this Clause 22.6(c):

(i)            disposals of stock in the ordinary course of trading of the disposing entity;

(ii)           the application of funds in any manner required or permitted by this Agreement;

(iii)          any disposal of assets (other than shares) by a member of the Group to an Obligor which has entered into Security Documents constituting Security Interests over such assets;

(iv)          disposals of plant and equipment by any Group Company:

(A)          in exchange for comparable or superior plant and equipment; or

(B)           in circumstances where an amount equivalent to the Net Proceeds is to be applied in or committed to the purchase by the disposing Group Company of new plant and equipment and the proceeds of such disposal are applied in or committed to the purchase of such plant and equipment within 6 months of such disposal and utilised in such purchase within one year;

(v)           any disposal of assets which are obsolete for the purpose for which such assets are normally utilised or which are no longer required for the purpose of the relevant person’s business or operations;

(vi)          subject to compliance by the relevant Group Company with any conditions attached to such consent, any disposal to which the Majority Lenders have given their prior written consent;

(vii)         the granting of licences of Intellectual Property Rights (other than Material Intellectual Property) by members of the Group to third parties on arm’s length terms in the ordinary course of business;

(viii)        disposals of assets (including shares) not permitted under any other paragraph of this sub-clause (c) where the higher of the market value of or consideration received

(including any contingent or deferred element) for all assets disposed of after the date hereof does not exceed £40,000,000 during any Financial Year or in aggregate £100,000,000 after the Phillip Effective Dates prior to repayment or prepayment in full of the Facilities;

(ix)           disposals of assets (other than shares) in exchange for other assets which are comparable or superior as to type, value and quality provided that if the asset disposed of was subject to a Security Interest under a Security Document the asset acquired will become subject to a comparable or superior Security Interest under a Security Document;

(x)            disposals of assets (other than shares) by one Group Company which is not an Obligor to another Group Company which is not an Obligor on arm’s length terms;

(xi)           the disposal of the shares in Croky Chips B.V. and/or Westimex (Belgium) S.A. at fair market value;

(xii)          any disposal pursuant to a Permitted Sale and Leaseback or Permitted Merger or pursuant to the Proposed Tax Restructuring or permitted under Clause 22.6(f) (Sale and Leaseback Factoring);

(xiii)         the disposal of the pate and meat products factory in Merida in Spain in exchange for an alternative factory in Merida, Spain details of which have been provided to the Agent; and

(xiv)        any disposal of any companies or assets acquired as a result of the Phillip  Acquisition provided such disposal is a requirement of the UK competition authorities and (i) does not require a disposal of Phillip Group Companies having together more than 10% of the pro forma EBITDA of the Phillip Group Companies, and (ii) the Parent shall procure, as soon as reasonably practicable, the preparation of any revisions necessary to the August 2004 Agreed Projections and if such revisions demonstrate that there is or will be an adverse effect on EBITDA, then the Financial Covenants set out in Clause 22.9 (Financial Covenants) shall be amended to the satisfaction of the Agent.

(d)           Disposal for Full Consideration: Except with the prior written consent of the Majority Lenders and for disposals referred to in Clauses 22.6(c)(i), 22.6(c)(ii), 22.6(c)(iii), 22.6(c)(iv)(A), 22.6(c)(vi), 22.6(c)(x), 22.6(c)(xii) and 22.6(c)(xiii) (Disposals), no Obligor will, and each Obligor will procure that none of its Subsidiaries will, dispose of any assets other than where at least 75% of the total consideration for the relevant disposal (less, in the case of an exchange of Group assets under Clause 22.6(c)(ix), the portion of the consideration represented by the contribution of a new asset to the Group) is in cash payable (save in the case of disposals under Clause 22.6(c)(vii)) within 30 days of such disposal being made;

(e)           Negative Pledge: No Obligor will, and each Obligor will procure that none of its Subsidiaries will, create or agree to create or permit to subsist any Security Interest on or over the whole or any part of its undertaking or assets (present or future) except for:

(i)            liens arising solely by operation of law and in the ordinary course of its trading activities and not as a result of any default or omission on the part of any member of the Group;

(ii)           rights of set-off existing in the ordinary course of trading activities between any member of the Group and its respective suppliers or customers;

(iii)          rights of set-off arising by operation of law or by contract by virtue of the provision to any member of the Group of clearing bank facilities or overdraft facilities or Cash Pooling Arrangements permitted under this Agreement;

(iv)          Security Interests arising under retention of title arrangements arising under provisions in a supplier’s standard conditions of supply in respect of goods supplied to members of the Group in the ordinary course of trading;

(v)           Security Interests arising under the Security Documents;

(vi)          Security Interests over an asset, or over an asset owned by a company, acquired by a Group Company where the Security Interests existed prior to such acquisition if:

(A)          the Security Interests were not created in contemplation of such acquisition and remain confined to such asset;

(B)           the principal amount secured has not increased in contemplation of or since the date of such acquisition; and

(C)           such Security Interests are released within 60 days of such acquisition;

(vii)         any Security Interest to which the Majority Lenders shall have given their prior written consent;

(viii)        Security Interests created by or permitted to subsist by any Group Company which are not permitted under any other sub-paragraph of this paragraph (e) (except Security Interests over shares) securing indebtedness which does not at any time exceed £25,000,000 in aggregate for the Group;

(ix)           any Security Interests comprising a netting or set-off arrangement entered into under a derivative transaction permitted under this Agreement where the obligations of the parties are calculated by reference to net exposure under the relevant agreement (but not any netting or set-off relating to such agreement in respect of any cash collateral or other Security Interest save as permitted by this Agreement); or

(x)            Security Interests created or existing over any asset the subject of a lease permitted under this Agreement to the extent that the relevant lease agreement could be construed as creating a Security Interest;

(f)            Sale and Leaseback; Factoring: No Obligor will, and each Obligor will procure that none of its Subsidiaries will:

(i)            sell or otherwise dispose of any asset on terms whereby such asset is or may be leased to or re-acquired or acquired by it or any other member of the Group other than pursuant to a Permitted Sale and Leaseback; or

(ii)           sell or otherwise dispose of any receivable other than under a non-recourse receivables discounting agreement,

in each case save where the accumulative aggregate value of such assets or receivables does not at any time exceed £10,000,000;

(g)           Indebtedness: No Obligor will, and each Obligor will procure that none of its Subsidiaries will, incur or agree to incur or permit to subsist any Financial Indebtedness other than Permitted Indebtedness.  For this purpose, “Permitted Indebtedness” means:

(i)            Financial Indebtedness arising under the Senior Finance Documents and the Equity Documents;

(ii)           Financial Indebtedness permitted by Clauses 22.6(h) (Guarantees), 22.6(i) (Loans), 22.6(j) (Leasing Arrangements) and 22.6(k) (Hedging Transactions) and Permitted Treasury Transactions;

(iii)          unsecured (other than by way of a right of set-off arising by operation of law or by contract) overdraft and working capital facilities supported by a Letter of Credit or Lender Guarantee issued under the Revolving Facility in an amount equal to the maximum principal amount of such contingent instruments;

(iv)          other Financial Indebtedness at any time outstanding not to exceed an aggregate amount of £50,000,000 (or its Other Currency Equivalent);

(v)           Financial Indebtedness:

(A)          owed by one Obligor which has not entered into Security Documents creating Security Interests over its assets in favour of the Security Agent to another Obligor which has not entered into Security Documents creating Security Interests over its assets in favour of the Security Agent;

(B)           owed by one Obligor which has entered into Security Documents creating Security Interests over part, all or substantially all of its assets in favour of the Security Agent to another Obligor whether or not such other Obligor has entered into Security Documents creating Security Interests over part, all or substantially all of its assets in favour of the Security Agent; and

(C)           owed by one Obligor which has not entered into Security Documents creating Security Interests over its assets in favour of the Security Agent to another Obligor which has entered into Security Documents creating Security Interests over part, all or substantially all of its assets in favour of the Security Agent, provided that, for purposes of this clause (C), the total of all such Financial Indebtedness owed by such Obligors to Obligors which have entered into such Security Documents shall not exceed at any time an aggregate amount of £75,000,000;

(vi)          Financial Indebtedness owed by one Group Company which is not an Obligor to another Group Company which is not an Obligor;

(vii)         Financial Indebtedness owed by any Obligor to any Group Company which is not an Obligor provided that the relevant debtor and creditor Group Companies have complied with the requirements to accede to the Intercreditor Deed under Clause 27.8 thereof treating a loan or series of loans between Group Companies as “material” for this purpose if the principal amount of such loan exceeds £20,000,000 (or the equivalent in the currency of denomination of such loan on the date on which such loan is made);

(viii)        Financial Indebtedness in respect of the Guilder Bond (where the principal amount does not exceed NGL 15,000,000 (or the Other Currency Equivalent) and such Financial Indebtedness is fully cash collateralised by maintenance of a cash deposit in an account with the Agent in accordance with Clause 22.2(i));

(ix)           Financial Indebtedness under the Bonds and any further debt securities issued to refinance the Bonds which are permitted under Clause 22.6(p) (Issue of Bonds);

(x)            Financial Indebtedness of a Group Company incorporated outside England and Wales in respect of Cash Pooling Arrangements provided that the aggregate Financial Indebtedness the subject of any Cash Pooling Arrangements does not exceed £5,000,000 (or its Other Currency Equivalent); and

(xi)           Financial Indebtedness of up to £1 million in respect of back to back finance leases for the purpose of providing home computers for employees of Group Companies.

(h)           Guarantees: No Obligor will, and each Obligor will procure that none of its Subsidiaries will, grant or agree to grant or permit to subsist any Guarantee other than:

(i)            guarantees, indemnities or performance bonds given in the ordinary course of its trading activities or in relation to its occupation of leased premises;

(ii)           guarantees, indemnities or performance bonds on arm’s length terms (A) given by one Obligor to a third party for the benefit of another Obligor or (B) given by one Group Company which is not an Obligor to a third party for the benefit of another Group Company which is not an Obligor;

(iii)          guarantees contained in any of the Senior Finance Documents or the Bond Documents to the extent such guarantees comply with Clause 22.6(p) (Issue of Bonds);

(iv)          the indemnity granted by UB Investments (Netherlands) B.V. to Kellogg Company in respect of certain tax liabilities of Keebler Foods Company on the interest element of a tax refund received during 2002 on terms approved by the Agent;

(v)           guarantees given by Group Companies incorporated outside England and Wales in respect of Cash Pooling Arrangements provided that the liability of the relevant Group Companies is limited under such to £5,000,000 (or its Other Currency Equivalent) in aggregate; or

(vi)          guarantees where the aggregate amount guaranteed does not exceed £10,000,000 (or its Other Currency Equivalent);

(i)            Loans: No Obligor will, and each Obligor will procure that none of its Subsidiaries will, make or agree to make or permit to be outstanding any loans or grant or agree to grant any credit other than:

(i)            trade credit given in the ordinary course of its trading activities;

(ii)           loans made by Finalrealm to UB Holdings and by UB Holdings to members of the UB Holdings Group on or around the First Utilisation Date to downstream the proceeds of Utilisations pursuant to Refinancing Loan Agreements to refinance existing Financial Indebtedness of such Group Companies;

(iii)          subject to the terms of the Intercreditor Deed, loans made by any Subsidiary of Regentrealm to Regentrealm or to another Subsidiary of Regentrealm where the Financial Indebtedness arising is permitted under Clause 22.6(g)(v) (vi) or (vii)  (Indebtedness);

(iv)          loans made by Regentrealm to its Subsidiaries which are Obligors or by any of Regentrealm’s Subsidiaries to any of their Subsidiaries which are Obligors;

(v)           loans made by Obligors to any employee or trustee of any Group Company employee share option scheme provided that the aggregate amount of all such loans outstanding at any time does not exceed £1,000,000;

(vi)          loans made pursuant to the Financing Loan Agreements;

(vii)         loans made by any Group Company to Runecorp for the purposes of refinancing the Nabisco bridge facility;

(viii)        loans which were made by any Group Company to any other Group Company to onlend the proceeds received pursuant to the Danone Commitment Letter or China Share Sale Agreement for purposes approved by the Agent;

(ix)           loans made between Obligors under the Intra Group Loan Agreements dated 14 July, 2000 and 26 July, 2000 between UB Holdings Group Companies (as Lenders) and Regentrealm, Runecorp and UB Finance (as Borrowers) as amended by agreements in the agreed terms to join Finalrealm as a Borrower thereunder;

(x)            the loans made by United Biscuits (UK) Limited to Dormant Companies which are outstanding on the Phillip Effective Date provided that the aggregate principal amount outstanding thereunder does not exceed £20,900,000 and the aggregate maximum principal amount is not increased;

(xi)           loans made by members of the Group to other members of the Group where the corresponding Financial Indebtedness of Group members does not breach Clause 22.6(g)(v), (vi) or (g)(vii) (Indebtedness);

(xii)          loans made by Group Companies not permitted by the foregoing paragraphs of this paragraph (i) which do not exceed £5,000,000 (or its Other Currency Equivalent) in aggregate principal amount outstanding at any time;

(xiii)         the loan made or to be made by UB Overseas Limited to United Biscuits Iberia S.L. Sociedad Unipersonal pursuant to the Proposed Tax Restructuring;

(xiv)        the loan made by Koninklijke Verkade N.V. to UB Biscuits BV which is outstanding at the Phillip Effective Date provided that the principal amount outstanding thereunder does not exceed £9,000,000 and the maximum principal amount is not increased;

(xv)         loans made by each of UB Finance to Regentrealm and by Regentrealm to Finalrealm, each in the form of an Intra Group Loan Agreement and in compliance with the terms of the Intercreditor Deed, to downstream the proceeds of the issue of the Bonds;

(xvi)        loans made by the Phillip Obligor to Dormant Companies within the Phillip Group and which are outstanding on the Phillip Effective Date provided that  the aggregate maximum principal amount thereunder is not increased.

(j)            Leasing Arrangements: No Obligor will, and each Obligor will procure that no member of the Group will, except with the prior written consent of the Majority Lenders, enter into or permit to subsist any finance lease (as defined in SSAP 21), hire purchase, conditional sale agreement or other agreement for the acquisition of any asset upon deferred payment terms the aggregate capital value of which (when added to all other such leases or agreements) does not exceed £15,000,000 (or its Other Currency Equivalent) in aggregate for all members of the Group;

(k)           Hedging Transactions: No Obligor will, and each Obligor will procure that none of its Subsidiaries will, enter into any interest rate swap, ceiling, collar or floor or any currency swap, futures, foreign exchange or commodity contract or option other than the Hedging Documents and Permitted Treasury Transactions;

(l)            Joint Ventures: Save for Permitted Joint Ventures, no Obligor will, and each Obligor will procure that none of its Subsidiaries will, except with the prior written consent of the Majority Lenders, enter into any joint venture, partnership or similar arrangement with any person;

(m)          Acquisitions:

(i)            Save for Permitted Acquisitions, the Approved Acquisition, subject to paragraph (iii) below, the Portuguese Acquisition, the Phillip Acquisition or any acquisition pursuant to a Permitted Sale and Leaseback, Permitted Transaction, the Proposed Tax Restructuring or exchange of assets permitted under Clause 22.6(c) (Disposals), no Obligor will, and each Obligor will procure that none of its Subsidiaries will, acquire any business or acquire the whole or substantially the whole of the assets of any person or enter into any agreement so to do without the prior written consent of the Majority Lenders;

(ii)           No Obligor will, and each Obligor will procure that none of its Subsidiaries will, lease (or otherwise acquire the use of) any premises other than in the ordinary course of business or pursuant to a Permitted Sale and Leaseback; and

(iii)          United Biscuits Iberia, S.L. may only make the Portuguese Acquisition if the following conditions are satisfied:

(A)          no Event of Default or Potential Event of Default has occurred and is continuing or will occur in each case as a result of the implementation and  of such Portuguese Acquisition;

(B)           such Portuguese Acquisition is funded with the proceeds of the 2004 Bonds and is made for a purchase price of approximately €40,000,000 (excluding transaction costs);

(C)           the Agent receives the following upon the Portuguese Escrow Release Date (provided that with respect to paragraphs (1) and (2), to the extent that Portuguese Security Documentation would be rendered ineffective, illegal or unenforceable by the Portuguese Merger, the Agent receives the items specified in such paragraphs (1) and (2) on the date that is the earlier of such Portuguese Merger and 4 months after the Portuguese Escrow Release Date):

(1)           legal opinions, satisfactory to the Agent, as to matters of Spanish and Portuguese law and the laws of any other relevant jurisdiction, as required, in relation to Portuguese Security Documentation;

(2)           certified copies of the Constitutional Documents (or a certificate confirming that the Constitutional Documents delivered pursuant to the Original Senior Facilities Agreement remain in effect in such form unamended) and corporate authorities for each Group Company entering into the Portuguese Security Documentation;

(3)           certified copies of the Constitutional Documents (or a certificate confirming that the Constitutional Documents delivered pursuant to the Original Senior Facilities Agreement remain in effect in such form unamended) and corporate authorities for each Group Company entering into documents relating to the Portuguese Acquisition;

(4)           a certificate confirming that all conditions precedent to all documentation relating to the Portuguese Acquisition have been satisfied and/or waived and that the Portuguese Acquisition has been consummated substantially in accordance with the acquisition documents relating to the Portuguese Acquisition and that no amendments, modifications or waivers which would be prejudicial to the Lenders in any material respect have been made to the acquisition documents after signing without the prior written consent of the Agent;

(5)           confirmation that all governmental, shareholder and third party consents, approvals, authorisations, licences, exemptions, filings, notarisations, registrations and regulatory clearances necessary to carry out the Portuguese Acquisition have been obtained and all applicable waiting periods have expired without any actions to affect any aspect of the Portuguese Acquisition having been taken;

(6)           confirmation of the structure finally selected for the Portuguese Acquisition, the applicable Spanish thin capitalisation rules and the structure of the Group post-acquisition; and

(7)           confirmation that the Parent has carefully considered all the due diligence carried out in connection with the Portuguese Acquisition and that:

(aa)         so far as the Parent is aware, after due and careful consideration, nothing of a factual nature has come to the Parent’s attention in the course of such due diligence that should be disclosed to the Agent where failure to disclose such matter would result in the Agent being misled in any material respect with respect to the Portuguese Acquisition;

(bb)         such due diligence has not revealed any material contingent liabilities of the Portuguese Target that have not been notified to the Agent;

(cc)         so far as the Parent is aware, the level of insurance cover immediately following such Portuguese Acquisition in respect of the Portuguese Target’s assets and business will be sufficient to ensure compliance with the requirements of Clause 22.2(d) (Insurance) on and immediately following the Portuguese Escrow Release Date;

(dd)         so far as the Parent is aware, the Portuguese Target has no material environmental liabilities and the warranties referred to in Clause 21.2(l) (Environmental Warranties) will be true and correct and there will be no breach of the undertakings in Clause 22.3 (Environmental Undertakings) immediately following the Portuguese Escrow Release Date;

(ee)         so far as the Parent is aware, there is no material litigation, arbitration, administrative, regulatory or similar proceeding which is current, pending or threatened against the Portuguese Target and the warranty referred to in

Clause 21.2(r) (Litigation) will be true and correct on and immediately following the Portuguese Escrow Release Date;

(ff)           the Portuguese Target has no material tax liabilities which have not been disclosed to the Agent and which have not been fully indemnified by the vendor of the Portuguese Target in the acquisition documentation for the Portuguese Acquisition;

(gg)         the projections and forecasts contained in the base case analysis of the Group business post-acquisition (the “Base Case”) are based upon assumptions which the Parent has carefully considered and considers to be fair and reasonable;

(hh)         so far as the Parent is aware, the Base Case is not misleading in any material respect and does not omit to disclose any matter where failure to disclose such matter would result in the Base Case being misleading in any material respect; and

(ii)           so far as the Parent is aware, nothing has occurred or come to light since the date as at which the Base Case was prepared which renders any part of the Base Case inaccurate or misleading in any material respect;

(n)           Investments: No Obligor will, and each Obligor will procure that none of its Subsidiaries will, own any interest in any share, equity related investment or investment security without the prior written consent of the Majority Lenders save for:

(i)            any acquisition permitted under Clause 22.6(m) (Acquisitions);

(ii)           any investment made by one Obligor by way of equity investment in the share capital of another Obligor in respect of which the first Obligor has granted a Security Interest in favour of the Secured Parties;

(iii)          shares held or to be held in Permitted Joint Ventures;

(iv)          any shares held by any Obligor in its Subsidiaries on the Phillip Effective Date;

(v)           any shares issued by a Subsidiary to its immediate Holding Company; and

(vi)          any investment pursuant to the Spanish Recapitalisation or the French Recapitalisation or the Portuguese Refinancing Capital Contribution or the Portuguese Supplementary Capital Contribution;

(o)           Holding Company: The Parent, Finalrealm, Solvecorp, Runecorp, Regentrealm, UB Finance, Deluxestar and Burlington Cayman shall not carry on any business (other than the holding of shares in any Group Company, the borrowings required as part of the Equity Investment, the borrowing of the Facilities, the making of loans to and the provision of administrative services to other members of the Group and the employment of employees whose services are required for the operation of the Group and, in the case of UB Finance, the issue of Bonds) or acquire any assets other than the shares in its immediate Subsidiary and the right to be repaid any inter-group loans made by each of them;

(p)           Issue of Bonds:

(i)            Notwithstanding any other provision of any Senior Finance Documents, UB Finance may have outstanding the high yield bonds which it issued on 17 April 2001 and the 2004 Bonds issued on 16 February 2004 (together, “Bonds”) provided that:

(A)          neither the Bonds nor the Bond Documents benefit from any Security Interest from or over all or any part of the assets of any member of the Group or from any guarantees other than a guarantee of the Bonds from Regentrealm subordinated as provided in the Intercreditor Deed; and

(B)           no amendment is made to the maturity date, the subordination provisions or any other material term of the Bond Documents without the consent of the Agent;

(ii)           UB Finance may not issue any additional debt securities after the date of the Sixth Supplemental Agreement other than an issue of unsecured debt securities by UB Finance to refinance any existing Bonds which are subordinated to or rank pari passu with existing Bonds and are not guaranteed or are guaranteed by Regentrealm provided that:

(A)          the terms of the new debt securities and Regentrealm guarantee for such debt securities are on substantially the same terms and terms no more favourable to the creditors of such Financial Indebtedness (including the terms set out in the Intercreditor Deed) than the terms of the Bonds and the guarantee in respect of the Bonds;

(B)           the net proceeds of the issue of such new debt securities are used immediately to refinance the Bonds then in issuance;

(C)           the annual cash coupon for the new debt securities and the remaining Bonds then in issuance (if any) does not exceed the annual average cash coupon for the Bonds in issue on the 2004 Closing Date;

(D)          the principal amount outstanding under the new debt securities and any remaining Bonds does not exceed the principal amount outstanding under the Bonds immediately prior to the issue of the new debt securities;

(E)           the parties to the Intercreditor Deed have entered into a supplemental deed to make such amendments as are required to ensure that the further debt securities to be issued and any related guarantee or loans between members of the Group are contractually subordinated to the same extent as the Bonds;

(F)           the maturity date of the new debt securities falls on or after the maturity date of the existing Bonds; and

(G)           no Event of Default or Potential Event of Default will occur upon the issue thereof.

22.7         Shares, Share Capital and other Financing Arrangements:

(a)           Variation of Documents:

(i)            Except with the prior written consent of the Agent (acting on the instructions of the Majority Lenders) or as permitted by the Intercreditor Deed, the Parent will not, and will procure that no other Group Company will, agree to any amendment or variation to or termination of the terms of the Deep Discount Bonds or the Nabisco Further

Documents (other than, in the case of the Deep Discount Bonds or the Nabisco Further Documents if it is pursuant to, or in connection with a Permitted Reorganisation of the type referred to in paragraph (b) of the definition of “Permitted Reorganisation”), the Consortium Agreement and the Constitutional Documents of the Parent or the Transaction Documents (other than in the case of Transaction Documents excluding the Specified Agreements where such amendment, variation or termination might reasonably be expected to (A) prejudice the interests of the Finance Parties in any material respect or (B) result in any increase in the maximum total amount capable of being borrowed thereunder or the amount which is outstanding from or payable by any Group Company, in each case as such document is in effect as at 28 April, 2000);

(ii)           Except with the prior written consent of the Agent (acting on the instruction of the Majority Lenders) the Parent will not, and will procure that no Group Company will, agree to any amendment or variation to or termination of the terms of the Specified Agreements which might reasonably be expected to prejudice the interests of the Finance Parties under the Senior Finance Documents in any material respect.

(iii)          Except with the prior written consent of the Agent (acting on the instructions of the Majority Lenders), the Parent will not, and will procure that no Group Company will amend, supplement, vary, waive or terminate any of the terms of the Phillip Acquisition Documents, or exercise or fail to exercise any discretion thereunder or  give any consent or waiver thereunder save where such changes do not relate to the conditionality provisions or termination rights or the purchase consideration payable under the Phillip Acquisition Documents, have been notified to the Agent and would not reasonably be expected to prejudice the interests of the Finance Parties under the Senior Finance Documents in any material respect.

(b)           Cashflow Restrictions: Other than the Parent no Obligor will, and each Obligor will procure that none of its Subsidiaries will, be a party to any contractual or similar arrangement pursuant to which any member of the Group is prohibited from making any payment of dividends, distributions of income and other amounts, or transferring any asset to any other member of the Group, or any condition or requirement is imposed on any such transfer being able to be made, save for any restrictions imposed under any of the Senior Finance Documents or the Bond Documents.

(c)           Restriction on Shareholder Payments: No Obligor will, and each Obligor will procure that none of its Subsidiaries will, make any repayment of principal of, or payment of interest on, or any other payment with respect to, indebtedness to any shareholder, save as permitted in the Intercreditor Deed.

(d)           Payments to Members: No Obligor will, and each Obligor will procure that none of its Subsidiaries will, make any payment to the Parent’s members or to their representatives other than a Permitted Investor Payment.

(e)           Restriction on Redemption and Acquisition of Own Shares: Neither the Parent nor Regentrealm nor Runecorp nor Solvecorp nor Finalrealm nor Deluxestar nor UB Finance nor Burlington Cayman will directly or indirectly redeem, purchase, retire or otherwise acquire for consideration any shares or warrants issued by it or set apart any sum for any such purpose or otherwise reduce its capital unless pursuant to, or in connection with any Permitted Reorganisation of the type referred to in paragraph (b) of the definition of Permitted Reorganisation.

(f)            Restriction on Issue of Shares: No Obligor will, and each Obligor will procure that none of its Subsidiaries will, issue any share capital to any person, save that:

(i)            the Parent may issue share capital to any of the Equity Investors or any other investor or pursuant to the Nabisco Warrants in each case provided that the relevant person (unless the relevant person is a person to whom shares are issued pursuant to and in accordance with a management share scheme approved in writing by the Agent) has acceded to the Intercreditor Deed as an Investor and provided that such issue is for cash payable in full on the date of issue of such shares;

(ii)           a member of the Group may issue shares to any other member of the Group which is the immediate Holding Company of that member;

(iii)          the Parent may issue or procure the issue of ordinary or preference shares to employees and/or consultants of the Group pursuant to the Group share schemes as it thinks fit; or

(iv)          a member of the Group may make a Portuguese Refinancing Capital Contribution and a Portuguese Supplementary Capital Contribution of up to €8,000,000 to the Portuguese Target if the Portuguese Acquisition is completed.

(g)           Restriction on Dividends etc.: No Obligor will, and each Obligor will procure that none of its Subsidiaries will, declare or pay, directly or indirectly, any dividends or make any other distribution or pay any interest or other amounts or repay, whether in cash or otherwise, on or in respect of its share capital (or any class of its share capital) or set apart any sum for any such purpose other than:

(i)            to Finalrealm or any of its Subsidiaries;

(ii)           to the extent necessary (and subject to the following sentence) to make payments not exceeding in aggregate the “Permitted Investor Payment Amount” per annum in respect of director’s monitoring, oversight and financial advisory fees to the Original Equity Investors named in the Consortium Agreement and any New Lenders to whom a transfer is made in accordance with the Consortium Agreement and who comply with the terms thereof (and in particular paragraphs 3.18 and 3.19 thereof) and the Intercreditor Deed in respect of their investments in the Group or to companies managing such investments on behalf of such Original Equity Investors or such New Lenders in respect of such management (“Permitted Investor Payments”);

(iii)          to the extent necessary to pay audit fees, legal expenses and other proper and necessary incidental expenses and corporate overheads of an Obligor of up to a maximum aggregate amount for all such Obligors of £5,000,000 per annum; or

(iv)          as permitted by the Intercreditor Deed.

The Permitted Investor Payment Amount for any Financial Year shall be the greater of (A) £1,200,000 and (B) 0.71% of the Group’s EBITDA for the most recent full Financial Year.

(h)           Restriction on Subordinated Debt Payments: No Obligor will, and each Obligor will procure that none of its Subsidiaries will, make any repayment of principal of, or payment of interest on, or any other payment with respect to the Deep Discount Bonds or the Nabisco Discounted Notes or the Bonds or any replacement securities issued as permitted under Clause 22.6(p) (Issue of Bonds) save as permitted by the Intercreditor Deed or Clause 22.6(p) (Issue of Bonds).

(i)            Holding Company Ring Fencing: No Obligor will, and each Obligor will procure that none of its Subsidiaries will, acquire any shares, stock, securities or other interest in, or transfer any assets to, or lend to, or guarantee the obligations of, Runecorp, Finalrealm, Solvecorp,

Regentrealm, the Parent, Deluxestar, UB Finance or Burlington Cayman or any holding company of the Parent, or commit to any third party to enter into any agreement or arrangement where it has any obligation to lend to, or guarantee, or transfer assets to, or otherwise fund or incur any liability in respect of Runecorp, Finalrealm, Solvecorp, Regentrealm, the Parent, Deluxestar, UB Finance or Burlington Cayman or any holding company of the Parent (save pursuant to the Senior Finance Documents or as permitted by this Agreement or the Intercreditor Deed).

22.8         Information and Accounting Undertakings:

(a)           Events of Default: Each Obligor will notify the Agent of the occurrence of any Event of Default or Potential Event of Default as soon as practicable, but in any event within ten Business Days of the date on which such Obligor becomes aware thereof.

(b)           Books of Account: Each Obligor will keep, and procure that each of its Subsidiaries will keep, proper books of account relating to its business and will permit the Agent or any authorised representative of the Agent upon reasonable notice to visit it and each of its Subsidiaries and inspect the same at the place where they are maintained.

(c)           Appointment of Auditors: No Obligor will, and each Obligor will procure that none of its Subsidiaries will, at any time following the date hereof appoint any auditors other than the Auditors or a leading firm of independent accountants of equivalent international repute and standing and which is a member of, and is recognised by, the Institute of Chartered Accountants to act as its auditors without the prior written consent of the Majority Lenders.

(d)           Financial Statements:

(i)            Annual financial statements: The Parent shall deliver to the Agent (in sufficient copies for those Lenders which have requested such copies) as soon as the same become available, but in any event within 120 days after the end of each of its financial years:

(A)          its audited consolidated financial statements for the Financial Year; and

(B)           the audited financial statements of each Obligor for that Financial Year other than U.B.F.C.  Inc. and any other Obligor which is not required to prepare financial statements by its law of incorporation (which shall deliver unaudited financial statements in the format previously approved by the Agent) and in respect of the Phillip Obligor, if the Phillip Closing Date occurs after 31 October 2004 then the first delivery of financial statements in respect of the Phillip Obligor may, if not practicable to do so before, be delivered no later than 30 June 2005;

(ii)           Quarterly financial statements:

(A)          The Parent shall supply to the Agent (in sufficient copies for those Lenders that have requested such copies) as soon as the same become available, but in any event within 30 days after the end of each Accounting Quarter, the consolidated management accounts of the Group for that Accounting Quarter save that such consolidated management accounts shall not include the Phillip Group until (i) if the Phillip Closing Date occurs on or before 31 October 2004, 31 March 2005, and (ii) if the Phillip Closing Date occurs after 31 October 2004, 30 June 2005.

(B)           Each set of quarterly management accounts delivered pursuant to paragraph (A) above shall include:

(1)           a consolidated profit and loss account;

(2)           a consolidated balance sheet;

(3)           a cashflow statement; and

(4)           a management commentary on such accounts,

and be in such form as the Agent may reasonably require;

(iii)          Monthly financial statements:

(A)          The Parent shall supply to the Agent (in sufficient copies for those Lenders which have requested copies) as soon as the same become available, but in any event within 30 days after the end of each Accounting Period, its consolidated management accounts for that Accounting Period save that such consolidated management accounts shall not include the Phillip Group until (i) if the Phillip Closing Date occurs on or before 31 October 2004, 31 March, 2005, and (ii) if the Phillip Closing Date occurs after 31 October, 2004, 30 June, 2005.

(B)           Each set of management accounts delivered pursuant to paragraph (A) above shall include:

(1)           a profit and loss account;

(2)           a consolidated balance sheet;

(3)           a cashflow statement; and

(4)           a management commentary on such accounts,

and be in such form as the Agent may reasonably require;

(iv)          Operating Budget:

(A)          The Parent shall supply to the Agent (in sufficient copies for those Lenders which have requested the same) as soon as the same becomes available, but in any event within 60 days after the start of each Financial Year, an Operating Budget in respect of that Financial Year;

(B)           Each Operating Budget shall be in a format and have a level of information reasonably satisfactory to the Agent and shall include:

(1)           a projected consolidated cash flow statement and profit and loss account of the Group for that Financial Year;

(2)           a projected consolidated balance sheet of the Group as at the end of each Accounting Quarter of that Financial Year;

(3)           Capital Expenditure projected to be made and Restructuring Costs to be incurred by the Group during each Accounting Quarter of that Financial Year;

(4)           projected levels of the financial ratios in Clause 22.9 (Financial Covenants) as at the end of, or, as the case may be, in respect of the

12 Accounting Periods ending at the end of, each Accounting Quarter of that Financial Year; and

(5)           a comparison against the August 2004 Agreed Projections;

(v)           Budget Update:

(A)          The Parent shall supply to the Agent (in sufficient copies for those Lenders which have requested copies) as soon as the same becomes available but in any event within 60 days of the end of each Accounting Quarter, an update of the projections contained in the most recent Operating Budget delivered to the Agent; and

(B)           Each update of the Operating Budget shall include the same items as are required to be included in the Budget.

Each set of Financial Statements of the Parent (other than its management accounts for each Accounting Period), the Operating Budget and the update to the Operating Budget shall have been approved by a meeting of the board of directors of the Parent.

(e)           Financial Covenant Compliance Certificates/Management Meetings:

(i)            A certificate must be delivered in respect of each of the financial statements delivered under Clause 22.8(d)(ii) (Financial Statements) within five Business Days after delivery of such financial statements in the form of Schedule 12 signed by a director of the Parent (or other officer acceptable to the Agent) but without personal liability by such person and approved by a meeting of the board of directors of the Parent, certifying whether or not as at the date of the relevant accounts the Parent was in compliance with the financial covenants contained in Clause 22.9 (Financial Covenants) (such certificate to contain reasonably detailed calculations demonstrating such compliance) and confirming that as at that date no Event of Default, or, to the best of his knowledge and belief having made due and careful enquiry, no Potential Event of Default, had occurred or giving details of any Event of Default or Potential Event of Default which had occurred and the action taken or proposed to be taken to remedy it.

(ii)           Each of the annual audited financial statements delivered under Clause 22.8(d) (Financial Statements) must be accompanied by a certificate from the Auditors demonstrating whether or not as at the date of such financial statements the Parent was in compliance with the financial covenants contained in Clause 22.9 (Financial Covenants) and supported by reasonably detailed calculations and a certificate signed by a director of the Parent and confirmed by the Auditors listing the Material Group Companies as at the date of such financial statements.

(iii)          The Agent acting on the instructions of the Majority Lenders shall be entitled to call for meetings with management twice in each Financial Year of the Parent to discuss financial information delivered under Clause 22.8(d) (Financial Statements) on reasonable prior written notice and at times reasonably convenient to the management.

(f)            Accounting Reference Date: No alteration may be made to the Financial Year end of the Parent without the prior written consent of the Agent acting on the instructions of the Majority Lenders (in which event the Agent may require such changes to the financial covenants contained in this Agreement as will fairly reflect such change) and the Parent shall procure that the Financial Year end of each of its Subsidiaries shall be the same as its own.

(g)           Investigations:

(i)            The Parent will, if so required by the Agent acting on the instructions of the Majority Lenders who believe in good faith that either:

(A)          any financial statements or calculations or certificates provided by the Parent are inaccurate or incomplete in any material respect; or

(B)           the financial performance of the Group may give rise (or has given rise) to a breach of one or more of the financial covenants in Clause 22.9 (Financial Covenants),

after consultation with the Parent which shall include good faith discussions between the parties to resolve the Lenders’ concerns, at the expense of the Parent instruct the Auditors to discuss the financial position of the Group with the Agent and to disclose to the Agent and the Lenders (and provide the Agent and the Lenders with copies of) such information as the Agent may reasonably request regarding the financial condition and business of any of the Parent and its Subsidiaries.  The Agent, acting on the instructions of the Majority Lenders, may not require the Parent to instruct the Auditors pursuant to this Clause 22.8(g) more than once in any Financial Year unless an Event of Default has occurred and is continuing.

(ii)           If an Event of Default shall have occurred and be continuing unremedied or unwaived, the Agent (acting on the instructions of the Majority Lenders) may:

(A)          instruct the Auditors (or other firm of accountants selected by the Agent) to carry out an investigation into the affairs of the Group and/or the financial performance of the Group and/or the accounting and other reporting procedures and standards of the Group; or

(B)           instigate such other investigations and commission such other reports (including without limitation legal and valuation reports) as the Agent (acting on the instructions of the Majority Lenders) shall reasonably require into the affairs of the Group;

and the reasonable expense of any such investigations or reports shall be borne by the Parent.

(h)           Other Information: Each Obligor will promptly deliver to the Agent for distribution to the Lenders:

(i)            details of any litigation, arbitration, administrative or regulatory proceedings which, if resolved against it or its Subsidiaries, might reasonably be expected (whether by itself or together with any related claims) to result in the Group suffering a loss in excess of £7,500,000 or could reasonably be expected to have a Material Adverse Effect;

(ii)           details of any labour dispute affecting it or any of its Subsidiaries which could reasonably be expected to have a Material Adverse Effect;

(iii)          at the same time as sent to its creditors any other document or information sent to any class of its creditors generally;

(iv)          such other information in the possession of, of known by, any Group Company relating to its financial condition or operations (including, without limitation, as to competition matters and as to acquisitions and/or disposals), or those of its Subsidiaries, as the Agent (or any Lender through the Agent) may from time to time reasonably request;

(v)           details of any person to whom all or any part of any Deep Discount Bonds or Nabisco Discount Bonds are transferred;

(vi)          details of any member of the Group which becomes a Material Group Company; and

(vii)         as soon as practicable following receipt thereof, copies of all environmental audits, investigations, analyses and reports of any kind or character, whether prepared by personnel of any Group Company or by independent consultants, governmental authorities, or any third parties with respect to significant environmental matters which could reasonably be expected to have a Material Adverse Effect.

(i)            Approved Accounting Principles: All financial statements or accounts of the Parent or any other member of the Group delivered or to be delivered to the Agent under this Agreement shall be prepared in accordance with Approved Accounting Principles (in the case of management accounts for Accounting Periods and Accounting Quarters within the reasonable parameters which may be expected of management accounts not the subject of audit procedures).

(j)            Changes to Approved Accounting Principles: If, after the Phillip Effective Date, there is a change in the Approved Accounting Principles as in effect at the Phillip Effective Date or there is a change in the way Approved Accounting Principles are applied by the Group from that contemplated in the Phillip  Agreed Projections:

(i)            the Obligors’ Agent and the Agent will negotiate in good faith with a view to agreeing upon such amendments to Clauses 22.9 (Financial Covenants), 22.10 (Calculation) and 22.11 (Financial Definitions) as are necessary to reflect such change;

(ii)           if amendments satisfactory to the Lenders and the Obligors’ Agent are agreed upon within 30 days then those amendments shall take effect in accordance with their terms; and

(iii)          if such amendments are not so agreed upon within 30 days then the Obligors’ Agent shall instruct the Auditors to produce a reconciliation of the relevant financial statements to reflect Approved Accounting Principles and their method of application as in effect at the date hereof.

(k)           “Know your customer” checks:

(i)            If:

(A)          the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of the Sixth Supplemental Agreement;

(B)           any change in the status of an Obligor or the composition of the shareholders of an Obligor after the date of the Sixth Supplemental Agreement; or

(C)           a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent or any Lender (or, in the case of paragraph (C) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (C) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (C) above, any prospective new Lender to carry out and be satisfied with the results of all necessary “know your customer” or other checks in relation to any relevant person pursuant to the transactions contemplated in the Senior Finance Documents.

(ii)           Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied with the results of all necessary “know your customer” or other checks on Lenders or prospective new Lenders pursuant to the transactions contemplated in the Senior Finance Documents.

(iii)          If the accession of any member of the Group as an Obligor pursuant to this Agreement obliges the Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Parent shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) to carry out and be satisfied with the results of all necessary “know your customer” or other checks in relation to any relevant person pursuant to the accession of such Subsidiary to this Agreement as an Additional Obligor.

22.9         Financial Covenants: The Parent undertakes that it will procure that:

(a)           EBITDA to Net Cash Interest Payable:

The ratio of EBITDA to Net Cash Interest Payable shall not at the end of the Relevant Testing Period specified in Clause 22.10 (Calculation) ending on or about each of the dates specified in Column A be less than the ratio specified in Column B opposite that date:

Column A	Column B
(last day of relevant Accounting Quarter)

First Accounting Quarter 2005	1.70:1
Second Accounting Quarter 2005	1.70:1
Third Accounting Quarter 2005	1.80:1
Fourth Accounting Quarter 2005	1.90:1
First Accounting Quarter 2006	1.90:1
Second Accounting Quarter 2006	1.90:1
Third Accounting Quarter 2006	2.00:1
Fourth Accounting Quarter 2006	2.00:1
First Accounting Quarter 2007	2.10:1
Second Accounting Quarter 2007	2.10:1
Third Accounting Quarter 2007	2.20:1

Column A	Column B
Fourth Accounting Quarter 2007	2.25:1
First Accounting Quarter 2008	2.25:1
Second Accounting Quarter 2008	2.25:1
Third Accounting Quarter 2008	2.35:1
Fourth Accounting Quarter 2008	2.50:1
First Accounting Quarter 2009	2.50:1
Second Accounting Quarter 2009	2.50:1
Third Accounting Quarter 2009	2.60:1
Fourth Accounting Quarter 2009	2.75:1
And at the end of each Accounting Quarter thereafter	2.75:1

(b)           Total Net Borrowings/EBITDA: The ratio of Total Net Borrowings to EBITDA shall not at the end of the Relevant Testing Period specified in Clause 22.10 (Calculation) below ending on or about each of the dates specified in Column A be more than the ratio specified in Column B opposite that date:

Column A	Column B
(last day of relevant Accounting Quarter)

First Accounting Quarter 2005	5.75:1
Second Accounting Quarter 2005	5.70:1
Third Accounting Quarter 2005	5.40:1
Fourth Accounting Quarter 2005	5.40:1
First Accounting Quarter 2006	5.35:1
Second Accounting Quarter 2006	5.20:1
Third Accounting Quarter 2006	5.15:1
Fourth Accounting Quarter 2006	4.85:1
First Accounting Quarter 2007	4.80:1
Second Accounting Quarter 2007	4.60:1
Third Accounting Quarter 2007	4.50:1
Fourth Accounting Quarter 2007	4.25:1
First Accounting Quarter 2008	4.25:1
Second Accounting Quarter 2008	4.00:1
Third Accounting Quarter 2008	4.00:1
Fourth Accounting Quarter 2008	3.75:1
First Accounting Quarter 2009	3.75:1
Second Accounting Quarter 2009	3.50:1
Third Accounting Quarter 2009	3.50:1
Fourth Accounting Quarter 2009	3.00:1
And at the end of each Accounting Quarter thereafter	3.00:1

(c)           Cashflow/Total Debt Service: The ratio of Cashflow to Total Debt Service shall not, in respect of the Relevant Testing Period ending on the last day of each Accounting Quarter be less than 1:1.

(d)           Capital Expenditure and Restructuring Costs:

(i)            The aggregate of the Capital Expenditure and Restructuring Costs of the Group for each Financial Year specified below in Column A shall not exceed the amount specified in Column B opposite that Financial Year, subject as provided otherwise in paragraphs (ii) and (iii) below:

Column A	Column B
Financial Year ending on or about 31 December	Maximum Capital Expenditure and Restructuring Costs in each Financial Year
(£ Million)
2005	80.0
2006	65.0
2007	65.0
2008	60.0
2009	60.0
2010	60.0
and each Financial Year thereafter

(ii)           If in any Financial Year the amount of Capital Expenditure and Restructuring Costs expended is less than the amount of Capital Expenditure and Restructuring Costs specified in Column B (the difference being the “Unutilised Amount”), an amount not exceeding the lesser of £20,000,000 and the Unutilised Amount (the “Carry Forward Amount”) may be carried forward and made in the immediately following Financial Year (but not any subsequent Financial Year) in addition to the amount of Capital Expenditure and Restructuring Costs specified in Column B above for that following Financial Year (and for this purpose the Carry Forward Amount carried forward to the following Financial Year shall be deemed used before all other Capital Expenditure and Restructuring Costs permitted to be expended in such Financial Year has been spent) and no amount of Capital Expenditure and Restructuring Costs carried forward may be expended if this would cause a breach of the financial covenant set out in Clause 22.9(c).

(iii)          In addition, an amount not exceeding £10,000,000 of Capital Expenditure and Restructuring Costs specified in Column B for a Financial Year may be carried back and used in the immediately preceding Financial Year in addition to the Capital Expenditure and Restructuring Costs which would otherwise be permitted in that preceding Financial Year as specified in Column B above for that Financial Year provided that such carried back Capital Expenditure and Restructuring Costs shall be deemed to be used after any Capital Expenditure and Restructuring Costs carried forward in accordance with paragraph (ii) above and after any other Capital Expenditure and Restructuring Costs permitted to be spent in such Financial Year and no amount of Capital Expenditure and Restructuring Costs carried back may be expended if this would cause a breach of the financial covenant set out in Clause 22.9(c) (Cashflow/Total Debt Service).

22.10       Calculation:

(a)           Subject to paragraph (e) below, the covenants contained in Clauses 22.9(a) (EBITDA to Net Cash Interest Payable), 22.9(b) (Total Net Borrowings to EBITDA), 22.9(c) (Cashflow/Total Debt Service) and 22.9(d) (Capital Expenditure) will be tested on a rolling aggregate basis for the immediately preceding four Accounting Quarters ending on or about each of the dates specified in the relevant Column A (each a “Testing Period”), provided that in respect of any Relevant Testing Date falling less than twelve months after the Phillip Closing Date:

(i)            For the purposes of testing the covenants in Clause 22.9(b) (Total Net Borrowings to EBITDA) and Clause 22.9(c) (Cash Flow/Total Debt Service), the following amounts will be added to EBITDA in respect of each Accounting Quarter which falls within a Relevant Testing Period and which ends prior to the expiry of the first complete Accounting Quarter to end after the Phillip Closing Date (the “First Post-Phillip Quarter”):

Accounting Quarter falling within a Relevant Testing Period ending prior to the end of the First Post-Phillip Quarter	Amount(1)
Q1: First Accounting Quarter in the 2004 Financial Year	£6,650,000
Q2: Second Accounting Quarter in the 2004 Financial Year	£6,650,000
Q3: Third Accounting Quarter in the 2004 Financial Year	£12,400,000
Q4: Fourth Accounting Quarter in the 2004 Financial Year	£12,500,000

(ii)           £2,175,000 will be added to EBITDA in respect of each Accounting Quarter ending during the 2005 Financial Year contained within a Relevant Testing Period.(2)

(iii)          For the purposes of testing the financial covenant contained in Clause 22.9(a) (EBITDA to Net Cash Interest Payable) and only for the purpose of testing this covenant, Net Cash Interest Payable for the Relevant Testing Period and EBITDA for the same Relevant Testing Period shall be the actual Net Cash Interest Payable and the actual EBITDA from the beginning of the First Post-Phillip Quarter.

(iv)          Total Debt Service for the Relevant Testing Period shall be calculated by multiplying Net Cash Interest Payable for the period from the Phillip Closing Date up to and including the relevant Testing Date (the “Calculation Period”) by A/B, where A = 365 and B = the number of days in the Calculation Period and adding all repayments of Total Borrowings scheduled for that period.

(1)           These amounts represent phased EBITDA in respect of the Phillip Group, the Portuguese Target and £10 million cost savings in respect of core UB in respect of 2004.

(2)           Representing £8.7 million of synergies for the Financial Year 2005

(v)           For the purposes of calculating the financial covenant referred to in Clause 22.9(c) (Cashflow/Total Debt Service) the following amounts will be added to or subtracted from (as specified below) the Working Capital movement in respect of each Accounting Quarter which falls within a Relevant Testing Period and which ends prior to the end of the First Post-Phillip Quarter.

Accounting Quarter falling within Relevant Testing Period prior to the end of the First Post-Phillip Quarter	Amount
Q1: First Accounting Quarter in the 2004 Financial Year	Minus £5,100,000
Q2: Second Accounting Quarter in the 2004 Financial Year	Plus £6,000,000
Q3: Third Accounting Quarter in the 2004 Financial Year	Minus £13,900,000
Q4: Fourth Accounting Quarter in the 2004 Financial Year	Plus £8,000,000

(b)           Subject to the above paragraphs, the covenants contained in Clause 22.9 (Financial Covenants) will be tested by reference to the accounts delivered to the Agent under Clause 22.8(d)(ii) (Quarterly Financial Statements) for the relevant Accounting Quarters and the relevant Compliance Certificates delivered pursuant to Clause 28.8(e) (Financial Covenant Compliance Certificates/Management Meetings) unless in any such case the audited accounts required to be delivered under Clause 22.8(d)(i) (Financial Statements) for the relevant period are available at the relevant time, in which case the audited accounts will be used instead.

(c)           If the audited accounts are not available when the covenant is tested but, when such audited accounts become available, the audited accounts demonstrate that the figures in any relevant quarterly accounts utilised for any such calculation cannot have been substantially accurate then the Obligors’ Agent shall, upon request by the Agent, instruct the Auditors to prepare, and the Obligors’ Agent shall use all reasonable endeavours to procure that the Auditors deliver promptly to the Agent, a detailed written explanation of such adjustment to the calculations made or to be made, as is appropriate, to rectify such inaccuracy, and compliance with the covenants in Clause 22.9 (Financial Covenants) will be determined by reference to such adjusted figures.

(d)           The components of each definition contained in Clause 22.11 (Financial Definitions) will be calculated in accordance with Approved Accounting Principles as varied by this Agreement.  In the case of any component calculated by reference to management accounts such Approved Accounting Principles will be applied within the reasonable parameters which may be expected of management accounts not the subject of audit procedures.

(e)           The first date following the Phillip Closing Date on which the covenants contained in Clauses 22.9(a), (b), (c) and (d) (Financial Covenants) will be tested will be (i) if the Phillip Closing Date is on or before 9th October 2004, last day of the first Accounting Quarter in the 2005 Financial Year; (ii) if the Phillip Closing Date is after 9th October 2004, the last day of the second Accounting Quarter in the 2005 Financial Year.

(f)            For the purposes of calculating the covenants contained in Clause 22.9 (Financial Covenants), the Portuguese Escrow Release Date shall, be deemed to have occurred immediately prior to the Phillip Closing Date and any amount which would otherwise have been included in EBITDA and which is attributable to the assets acquired pursuant to the Portuguese Acquisition for any period prior to the Phillip  Closing Date will be disregarded.

(g)           For the purposes of calculating the covenants contained in Clause 22.9 (Financial Covenants) the definitions contained in Clause 22.11 (Financial Definitions) will be adjusted to give pro forma effect to the EBITDA, working capital and capital expenditure of any company or business acquired pursuant to a Permitted Acquisition for the period prior to such acquisition in respect of covenant tests on any Relevant Testing Date falling less than 12 months after the date on which such acquisition is completed on a basis mutatis mutandis to that applicable to the treatment of the Phillip Acquisition.

22.11       Financial Definitions: In this Agreement, unless the context requires otherwise, the following expressions shall have the following meanings:

“Cashflow” means, in respect of the Relevant Testing Period and without double counting, EBITDA for that period:

(a)           after adding back the amount of any non-cash loss or deducting the amount of any non-cash gain, under hedging transactions incurred by the Group during that period;

(b)           minus any corporation taxes paid by the Group in cash during that period;

(c)           plus any tax rebate in cash received by the Group during that period;

(d)           minus all Capital Expenditure paid by the Group in cash during that period excluding Restructuring Costs which are classified as Capital Expenditure under Approved Accounting Principles but only in the case of Restructuring Costs expended in the Accounting Quarters falling within the 2005 Financial Year and the 2006 Financial Year to the extent that the aggregate of such Restructuring Costs so excluded does not exceed £10,000,000;

(e)           plus the Net Proceeds received in the Relevant Testing Period from any disposal permitted to be made under this Agreement (other than in the ordinary course of trading) which are not required to be applied in prepayment of the Facilities under this Agreement by virtue of the threshold requirements and/or reinvestment criteria in Clause 14.4 (Asset Disposals) and are not extraordinary or exceptional cash receipts or otherwise already included in “Cashflow”;

(f)            minus for the purposes of any Relevant Testing Period the lesser of £10,000,000 and the amount of Restructuring Costs actually expended in such period by the Group;

(g)           plus, to the extent deducted, the cash cost of any charges or fees incurred by the Group during the relevant period relating to incurrence of Financial Indebtedness or Permitted Acquisitions;

(h)           minus the amount of the increase or plus the amount of the decrease (as the case may be) in Working Capital of the Group during that period;

(i)            minus to extent not already deducted the cash-cost incurred during the relevant period of any Permitted Acquisition or permitted investment made by the Group (save to the extent funded out of Utilisations or the incurrence of other Financial Indebtedness or by equity contributions in cash and/or Net Proceeds);

(j)            to the extent not otherwise excluded from Cashflow, minus the cash-cost of any exceptional or extraordinary items (other than any post-closing adjustments paid in cash during the period by any member of the Group pursuant to the Phillip Share Purchase Agreement) and plus any extraordinary or exceptional items received in cash during the relevant period;

(k)           plus non-cash charges taken into account in EBITDA for that period;

(l)            minus non-cash receipts taken into account in EBITDA for that period;

(m)          to the extent not already included in EBITDA plus any distributions received in cash from the joint venture known as KP Ireland Limited by the Group during that period;

(n)           for the purpose of calculation of the Cashflow/Total Debt Service ratio under Clause 22.9(c) only, plus the amount of cash shown on the consolidated balance sheet of the Group as at the beginning of the Relevant Testing Period, up to a maximum of £20,000,000 and a minimum of zero; and

(o)           plus the amount by which the pension contributions paid in that period are lower or minus the amount by which the pension contributions paid in that period are higher, than the pension service cost charged pursuant to FRS17 in calculating EBITDA for that period;

“EBITDA” means, in respect of the Relevant Testing Period and without double counting, the consolidated earnings from ordinary activities of the Group for such period:

(a)           before any deduction for or on account of corporation tax or other taxes on income or gains;

(b)           before any deduction for Interest Payable;

(c)           after deducting (to the extent included) Interest Receivable;

(d)           after deducting (to the extent otherwise included) the amount of profit (or adding back the loss) of any member of the Group (other than the Parent) which is attributable to any third party (not being a member of the Group) which is a shareholder in such member of the Group;

(e)           after deducting (to the extent otherwise included) any gain over book value arising in favour of a member of the Group on the disposal of any business or asset (not being stock disposed of in the normal course of trading) during such period and any gain arising on any revaluation of any business or asset during such period;

(f)            after adding back (to the extent otherwise deducted) any loss against book value incurred by a member of the Group on the disposal of any business or asset (not being stock disposed of in the ordinary course of trading) during such period and any loss on revaluation of any business or asset during such period;

(g)           before deducting amortisation of any goodwill or any intangible assets, including amortisation of costs related to the incurrence of Financial Indebtedness or the making of any Permitted Acquisitions;

(h)           before deducting any depreciation on, or write-down of, fixed assets, during such period;

(i)            excluding any hedging costs which may otherwise have been included in EBITDA and excluding gains and losses due to currency fluctuations as calculated in accordance with UK GAAP;

(j)            excluding losses on discontinued operations;

(k)           excluding the effect of items treated as extraordinary or exceptional profits and losses;

(l)            adding back the effect of any adjustments required by FRS4 and any debits to profits relating to write-offs of Transaction Costs or the Phillip Transaction Costs;

(m)          before deducting dividends paid or proposed.

“Excess Cashflow” means, in respect of any Financial Year commencing with the Financial Year ending 31 December 2005, Cashflow for that Financial Year (as determined from the annual audited consolidated accounts of the Parent):

(a)           less Total Debt Service for that period;

(b)           less all voluntary prepayments of the Term Facilities made during that period (save to the extent already deducted in a previous Financial Year from Excess Cashflow in accordance with paragraph (f) below);

(c)           less all mandatory prepayments of the Term Facilities made during that period (save to the extent already deducted in a previous Financial Year from Excess Cashflow in accordance with paragraph (f) below);

(d)           less, in respect of the Financial Year ending 31 December, 2006 and each subsequent Financial Year, the lesser of (i) the difference between the Capital Expenditure and Restructuring Costs budgeted to be expended in the relevant Financial Year in accordance with the August 2004 Agreed Projections for such Financial Year or, if different the Operating Budget for such Financial Year and (if less) the actual amount of Capital Expenditure and Restructuring Costs spent during the same Financial Year, and (ii) £10,000,000;

(e)           less amounts referred to in paragraph (e) of “Cashflow”;

(f)            excluding, to the extent otherwise included, amounts deposited in a Cash Collateral Account to provide cash cover in respect of any outstanding amount under any Letter of Credit or Lender Guarantee or any Contingent Liability hereunder or for the purposes of a prepayment in accordance with Clause 14.9 (Prepayments During Interest Periods) (with amounts deposited by way of cash cover to form part of Cashflow of any succeeding Financial Year in which such amounts are released from such cash cover without application in respect of the relevant outstanding amounts or Contingent Liability);

(g)           less any Restructuring Costs incurred in the Relevant Testing Period (whether or not these are classified as Capital Expenditure) to the extent not already deducted; and

(h)           less the Net Proceeds received in the Relevant Testing Period from any disposal permitted to be made under this Agreement (other than in the ordinary course of trading) which are not required to be applied in prepayment of the Facilities under this Agreement by virtue of the threshold requirements and/or reinvestment criteria in Clause 14.4 (Asset Disposals).

“Interest” means interest and amounts in the nature of interest paid or payable in respect of any Financial Indebtedness of any member of the Group (excluding any interest paid or payable on Financial Indebtedness between any member of the Group and any other member of the Group or on the Deep Discount Bonds or the Nabisco Discounted Notes) but including, without limitation:

(a)           the interest element of finance leases of the Group;

(b)           discount and acceptance fees payable (or deducted) in respect of any Financial Indebtedness of the Group;

(c)           fees payable in connection with the maintenance of any bond, letter of credit, guarantee or other assurance against financial loss which constitutes Financial Indebtedness and is issued by a third party on behalf of a member of the Group; and

(d)           commitment, utilisation and non-utilisation fees payable or incurred in respect of Financial Indebtedness or the Deep Discount Bonds or the Nabisco Discounted Notes but to the extent only that such payment is in the nature of interest;

“Interest Payable” means, in respect of the Relevant Testing Period, the aggregate of Interest accrued (whether or not paid or capitalised) during the testing period and the amount of the discount element if any as an obligation of any member of the Group during that period and calculated on the basis that:

(a)           the amount of Interest accrued will be increased by an amount equal to any amount payable by members of the Group under the Hedging Documents in relation to that testing period; and

(b)           the amount of Interest accrued will be reduced by an amount equal to any amount payable to members of the Group under the Hedging Documents in relation to that testing period;

“Interest Receivable” means, in respect of the Relevant Testing Period, the amount of Interest accrued (whether or not paid or capitalised) to members of the Group (other than by other members of the Group) during such period;

“Net Cash Interest Payable” means, in respect of the Relevant Testing Period, Interest Payable during that period excluding any such Interest Payable which is capitalised or rolled-up or otherwise not currently payable in respect of the period under the terms of the Bonds or the Deep Discount Bonds or the Nabisco Discounted Notes (and not paid or becoming due for payment in that period) (and, for the avoidance of doubt, payment blockage provisions in relation to the Bonds (or their operations) shall not be treated as resulting in Interest Payable thereon being treated as not currently payable) and excluding, for the avoidance of doubt, any interest element on pensions under FRS17 less in respect of the Relevant Testing Period, the amount of Interest Receivable during such period (excluding any such Interest Receivable which is capitalised or rolled-up or otherwise not currently payable in respect of the period and any Interest Receivable to the extent deemed irrecoverable);

“Relevant Testing Date” means the date on or about the date as set out in Column A of Clause 22.9(a), 22.9(b), 22.9(c) or 22.9(d) (Financial Covenants) in respect of which any covenant in such Clause 22.9(a), 22.9(b), 22.9(c) or 22.9(d) (Financial Covenants) is tested;

“Relevant Testing Period” means a covenant testing period referred to in Clause 22.10 (Calculation);

“Total Debt Service” means, in respect of the Relevant Testing Period, the aggregate of:

(a)           Net Cash Interest Payable for that period; and

(b)           all repayments of Total Borrowings scheduled for that period;

and for the avoidance of doubt, excludes voluntary prepayments, mandatory prepayments and repayments under the Revolving Credit Facility during such period;

“Total Net Borrowings” means Total Borrowings less (i) freely available credit balances on any deposit, savings or current account with a Lender or an Approved Bank (save to the extent already taken into account in the calculation of Total Borrowings) and (ii) cash in hand and (iii) cash on account with Lenders, whether or not security has been granted over such account;

“Total Borrowings” means, at any time, the aggregate amount of all Financial Indebtedness of the Group (excluding any Financial Indebtedness between any member of the Group and any other member of the Group and Financial Indebtedness under the Deep Discount Bonds or the Nabisco Discounted Notes); and

“Working Capital” means:

(a)           trade and other debtors in respect of operating items (excluding for the avoidance of doubt cash at bank);

(b)           plus prepayments of operating items and stock;

(c)           minus trade and other creditors in respect of operating items;

(d)           minus to the extent included accrued expenses and accrued costs.

“2004 Financial Year” means the Financial Year ending on or about 31 December 2004;

“2005 Financial Year” means the Financial Year ending on or about 31 December 2005;

“2006 Financial Year” means the Financial Year ending on or about 31 December 2006;

23.           EVENTS OF DEFAULT

23.1         List of Events: Each of the events set out in this Clause 23.1 constitutes an Event of Default whether or not the occurrence of the event concerned is outside the control of the Parent or any other member of the Group.

(a)           Payment Default: Any Obligor fails to pay on the due date any amount payable by it under any of the Senior Finance Documents at the place and in the currency at or in which it is expressed to be payable unless either:

(i)            in relation to a payment in respect of principal or interest, the Agent is satisfied that such non-payment is due solely to administrative or technical delays in the transmission of funds which are not the fault of that Obligor and payment is made within 3 Business Days of its due date; or

(ii)           the payment is not in respect of principal or interest and the payment is made within 3 Business Days of its due date.

(b)           Breach of Other Obligations:

(i)            Any Obligor fails to comply with any of its obligations in Clause 22.9 (Financial Covenants).

(ii)           Any Obligor fails to observe or perform any of its obligations or undertakings under any of the Senior Finance Documents other than those specified in Clause 23.1(a) (Payment Default) or 23.1(b)(i) (Breach of Other Obligations) and, if such failure is capable of remedy, it is not remedied within 10 Business Days of the earlier of any such Obligor becoming aware of such failure and the Agent notifying the Obligors’ Agent of such failure.

(c)           Misrepresentation: Any representation, warranty or statement which is made by any Obligor in any of the Senior Finance Documents or is contained in any certificate, statement or notice provided under or pursuant to any of the Senior Finance Documents proves to be inaccurate in any material respect when made (or deemed to be made or repeated) unless the circumstances giving rise to that default are capable of remedy and are remedied within 10 Business Days of the earlier of such Obligor becoming aware of such inaccuracy and the Agent notifying the Obligors’ Agent of such inaccuracy.

(d)           Invalidity and Unlawfulness:

(i)            Any provision of any Senior Finance Document or any material provision of any other Transaction Document is or becomes invalid or unenforceable for any reason (other than by reason of the Reservations) or shall be repudiated or the validity or enforceability of any provision of any Transaction Document shall at any time be contested by any Obligor or any Security Document fails to provide effective perfected security in favour of the Security Agent and the Finance Parties over the assets purported to be secured by such Security Document in a manner, and to an extent, reasonably considered by the Majority Lenders to be materially adverse to their interests.

(ii)           At any time it is or becomes unlawful under any applicable jurisdiction for any Obligor to perform any of its obligations under any of the Senior Finance Documents in circumstances, or to an extent, which could reasonably be expected to have a Material Adverse Effect or a significant adverse effect on the value of any material asset over which security has been granted under the Security Documents.

(e)           Insolvency: Any Material Group Company stops or suspends or threatens or announces an intention to stop or suspend payment of its debts or shall, for the purposes of any law applicable to it, be deemed to be unable (in the case of a Material Group Company registered in England and Wales, under Sections 123(1)(e) and 123(2) only), or shall admit its inability to pay its debts as they fall due, or shall become insolvent or a moratorium is declared in respect of any of its or its Subsidiaries’ indebtedness.

(f)            Receivership and Administration: (i) A receiver or administrator or similar officer is appointed over or in respect of all or substantially all of the business or assets of any Material Group Company or (ii) a petition is presented or meeting convened or application made or other step taken for the purpose of appointing an administrator or other similar officer of, or for the making of an administration order in respect of any Material Group Company or (iii) a petition is presented or meeting convened or application made or other step taken for the purpose of appointing a receiver or other similar officer of, any Material Group Company and such petition or application is not discharged within 7 days (provided that during such time such proceedings are contested in good faith).

(g)           Attachment or Process: A creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against any of the undertaking, assets, rights or revenues of any Material Group Company valued in excess of £7,500,000 in aggregate or any money judgment, writ or warrant of attachment or similar process valued in excess of £7,500,000 in aggregate shall be entered or filed against any Material Group Company or any of their respective assets and, in each case, it is not discharged within 7 days.

(h)           Compositions and Arrangements:

(i)            Any Material Group Company proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors generally.

(ii)           Any Material Group Company proposes or enters into any negotiations for or in connection with the re-scheduling, restructuring or re-adjustment of any Financial Indebtedness with a view to avoiding the occurrence of any of the circumstances described in Clause 23.1(e) (Insolvency), 23.1(f) (Receivership and Administration), 23.1(g) (Attachment or Process), 23.1(i) (Winding Up), 23.1(j) (Suspension of Payments) or 23.1(k) (Similar Events Elsewhere).

(i)            Winding up:

(i)            Any meeting of any Material Group Company is convened for the purpose of considering any resolution for (or to petition for) its winding up or any Material Group Company passes such a resolution or a petition is presented for the winding up of a Material Group Company or an order is made for the insolvent winding up of any Material Group Company;

(ii)           Paragraph (i) does not apply to:

(A)          a Permitted Liquidation or any resolution or petition in respect thereof; or

(B)           a petition presented by a creditor which is being contested on bona fide grounds and is discharged or struck out within 21 days;

(j)            Suspension of Payments: Any order is made or resolution passed or other action taken by a Group Company for the suspension of payments, protection from creditors or bankruptcy of any Material Group Company.

(k)           Similar Events Elsewhere: There occurs in relation to any Material Group Company or any of its assets in any country or territory in which it is incorporated or carries on business or to the jurisdiction of whose courts it or any of its property is subject, any event which corresponds in that country or territory with any of those mentioned in Clause 23.1(e) (Insolvency), 23.1(f) (Receivership and Administration), 23.1(g) (Attachment or Process), 23.1(h) (Compositions and Arrangements), 23.1(i) (Winding Up), 23.1(j) (Suspension of Payments) or this Clause 23.1(k).

(l)            Cessation of Business: Any Material Group Company ceases, or threatens, or proposes to cease, to carry on all or a substantial part of its business other than as a result of a Permitted Transaction or as a result of a solvent reorganisation permitted in accordance with the terms of this Agreement.

(m)          Compulsory Acquisition: Any part of the property or assets of any Material Group Company is seized, nationalised, expropriated or compulsorily acquired by, or by the order of, any central or local governmental authority which would reasonably be expected to result in a Material Adverse Effect.

(n)           Cross Default: Any Financial Indebtedness of a Material Group Company in excess of £10,000,000 (or the Other Currency Equivalent thereof) in aggregate:

(i)            is not paid when due or within any applicable grace period in any agreement relating to that Financial Indebtedness; or

(ii)           becomes due and payable (or capable of being declared due and payable) before its normal maturity or is placed upon demand by reason of a default or event of default however described.

(o)           Security Interests: Any Security Interest or Security Interests affecting the business, undertaking or assets of Material Group Company securing in aggregate Financial Indebtedness in excess of £10,000,000 (or the Other Currency Equivalent thereof) becomes enforceable.

(p)           Auditors Report: The Auditors qualify their report on the audited consolidated financial statements of the Parent in a manner which is, in the reasonable opinion of the Majority Lenders, material in the context of the Facilities.

(q)           Rescission of Agreements: Any Obligor which is a party to any of the Transaction Documents rescinds or purports to rescind any of those agreements or instruments in whole or in part where doing so might reasonably be expected to result in a Material Adverse Effect or a significant adverse effect on the value of any material asset over which security has been granted under the Security Documents.

(r)            Non-Material Group Companies: Any of the events referred to in sub-clauses (e)-(o) occur in respect of Group Companies not being Material Group Companies which if treated as being one company would fall within the definition of Material Group Company.

23.2         Cancellation and Repayment: If an Event of Default is continuing, subject to Clause 23.5 (Phillip Clean-Up Period) and Clause 23.6 (Certain Funds), the Agent may, and will if so directed by the Majority Lenders, by written notice to the Obligors’ Agent do all or any of the following:

(a)           cancel all or any of the Commitments whereupon they shall immediately be cancelled; and/or

(b)           (i) declare all or part of the Utilisations together with accrued interest thereon and all other amounts accrued or outstanding under the Senior Finance Documents to be immediately due and payable, whereupon the same shall become immediately due and payable by the relevant Borrower, or (ii) declare the same to be payable on demand whereupon they shall immediately become payable on demand by the Agent; and/or

(c)           require any relevant Borrower to immediately prepay all or any outstanding Contingent Liabilities or immediately provide cash cover in respect thereof in accordance with Clause 1.4 (Cash Cover) and/or;

(d)           take any other action, exercise any other right or pursue any other remedy conferred upon the Agent and/or a Lender by any Senior Finance Document or by any applicable law or regulation or otherwise as a consequence of such Event of Default.

23.3         Ancillary Facilities: On the occurrence of an Event of Default and whilst the same is continuing, an Ancillary Lender may (but prior to notice being served under Clause 23.2 (Cancellation and Repayment) only if so instructed by the Agent on the instructions of the Majority Lenders) and shall if so instructed by the Majority Lenders:

(a)           terminate the availability of the Ancillary Facilities, whereupon the Ancillary Facilities shall cease to be available and the relevant Ancillary Lender shall no longer be under any obligation to provide any credit provided for thereunder; and/or

(b)           declare all amounts outstanding under the Ancillary Facilities due and payable whereupon such amounts shall become due and payable together with accrued interest thereon and any other sum then payable under the relevant Ancillary Documents; and/or

(c)           require the provision of cash cover whereupon the relevant Borrowers shall immediately provide cash cover in an amount equal to the contingent liability of the Ancillary Lender under those Ancillary Documents which give rise to a contingent liability on the part of the Ancillary Lender; and/or

(d)           terminate any foreign exchange or hedging agreement entered into by the Ancillary Lender under the terms of the Ancillary Facilities.

23.4         Portuguese Target: For the purpose, and notwithstanding any other provision of this Agreement, from the Portuguese Escrow Release Date until the date falling 30 days thereafter (the “Portuguese Clean-up Period”), a breach of the undertakings specified in:

(a)           Clause 22.2(g) (Banking Business);

(b)           Clause 22.6(g) (Indebtedness);

(c)           Clause 22.6(h) (Guarantees);

(d)           Clause 22.6(i) (Loans);

(e)           Clause 22.6(j) (Leasing Arrangements);

(f)            Clause 22.6(k) (Hedging Transactions); and

(g)           Clause 22.6(n) (Investments),

as a result of acts taken by the Portuguese Target prior to the Portuguese Escrow Release Date will be deemed not to be a breach of undertaking if it would have been (if it were not for this provision) a breach of undertaking only by reason of circumstances relating exclusively to the Portuguese Target becoming a member of the Group upon the Portuguese Escrow Release Date, provided that any such breach does not result in a Material Adverse Effect and that if by the end of the Portuguese Clean-up Period the circumstances giving rise to any such breach have not been remedied or waived with the prior written consent of the Majority Lenders there shall be a breach of undertaking.

23.5         Phillip Clean-Up Period: Notwithstanding any other provision of this Agreement, an event which is a Phillip Clean-Up Default during the Phillip Clean-Up Period will be deemed not to be an Event of Default unless it is continuing at any time after the Phillip Clean-Up Period provided that:

(a)           if and for so long as the circumstances giving rise to the relevant event have not been procured by or approved by any member of the Group after it has become a member of the Group without the prior written consent of the Majority Lenders;

(b)           the Parent and its Subsidiaries are using all reasonable endeavours to cure the Phillip Clean-up Default to the extent they are aware of the same; and

(c)           the Obligors’ Agent notifies the Agent of the Phillip Clean-Up Default promptly upon becoming aware of it.

23.6         Certain Funds: Once the conditions precedent to the availability of the Second Tranche Advances referred to in Clause 4.2 (Additional conditions precedent for Second Tranche Advances) have been satisfied notwithstanding Clause 4.3 (Additional conditions precedent), the Lenders shall only be entitled to decline to make available any Second Tranche Advance for the purpose specified in Clause 2.2(b)(i) (Purpose) or to exercise any rights pursuant to Clause 23.2 (Cancellation and Repayment) or any right of rescission or set-off in respect of a Second Tranche Advance in each case to prevent any such Utilisation if (i) a Certain Funds Default has occurred and is continuing, (ii) any Certain Funds Representation is not correct when made or repeated as required by Clause 21.3 (Repetition)  within the Phillip Certain Funds Period and such misrepresentation constitutes an Event of Default or Potential Event of Default which is not likely to be remedied prior to the occurrence of such an Event of Default or (iii) any Obligor cancels the Facilities pursuant to the terms of this Agreement to the extent of the amount so cancelled or (iv) the applicable Availability Period has expired.  Save as expressly stated otherwise, this Clause 23.6 (Certain Funds) does not constitute a waiver of any rights of any Lender in respect of any Default.

24.           THE AGENTS AND OTHER FINANCE PARTIES

24.1         Authorisation:

(a)           Each Finance Party (other than, in each case, the appointee) hereby appoints Deutsche Bank AG London as the Agent, Arranger, Documentation Agent, Sole Bookrunner and Security Agent.

(b)           Each Finance Party (other than, in each case, the appointee) authorises each of the Agent, the Documentation Agent, the Sole Bookrunner and the Security Agent to:

(i)            take such action as agent on its behalf and to exercise such rights, powers, authorities and discretions under the Senior Finance Documents as are specifically given to such Financing Agent under or in connection with the Senior Finance Documents together with any incidental rights, powers, authorities and discretions; and

(ii)           in the case of the Agent and the Security Agent, give a good discharge for any moneys payable under the Senior Finance Documents; and

(iii)          execute each Senior Finance Document to which it is expressed to be a party.

24.2         Agent’s Duties:

(a)           The Agent shall promptly send to each party the original or a copy of any document which is delivered to it for that party by another party.

(b)           Except where a Senior Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another party.

(c)           If the Agent receives notice from a party referring to this Agreement, describing an Event of Default or Potential Event of Default and stating that the circumstance described is an Event of Default or Potential Event of Default, it shall promptly notify the other Finance Parties.

(d)           If the Agent has actual knowledge of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than to the Agent for its own account) under this Agreement, it shall promptly notify the other Finance Parties.

(e)           The Agent’s duties under the Senior Finance Documents are solely mechanical and administrative in nature.

(f)            The Agent shall promptly send to each Lender (if requested by it) a copy of any legal opinion delivered under any Senior Finance Document and of any document or information delivered to it under Clause 22.8 (Information and Accounting Undertakings) or Clause 22.9 (Financial Covenants), other than, for the avoidance of doubt, the Fees Letter.

(g)           Save for any documents referred to above, the Agent is not under any duty to request or provide any Finance Party with any information concerning the credit risks arising under the Senior Finance Documents or the financial or other condition or affairs of any Group Company or affiliate thereof.

24.3         Role of the Arranger: Except as specifically provided in the Senior Finance Documents, the Arranger has no obligations of any kind to any other person under or in connection with any Senior Finance Document.

24.4         No Fiduciary Duties:

(a)           Unless as specifically provided herein, nothing in this Agreement constitutes any Financing Agent or Arranger or the Issuing Lender as a trustee or fiduciary of any other person or as an agent of any Obligor.

(b)           No Financing Agent or Arranger or the Issuing Lender shall be bound to hold in trust or be liable to account to any other Finance Party for any sum or the profit element of any sum received by it for its own account.

(c)           Each Financing Agent and the Issuing Lender have only those duties which are expressly specified in the Senior Finance Documents, which duties are solely mechanical and administrative in nature.

24.5         Business with the Group and Rights as Finance Party:

(a)           Each Financing Agent, Arranger or Issuing Lender may accept deposits from, lend money to, have a legal or beneficial interest in investments in, provide any advisory or other services to and generally engage in any kind of banking, investment or other business with any party to the Senior Finance Documents or any affiliate of any party or any Group Company or affiliate thereof as though it were not a Financing Agent, Arranger or Issuing Lender and may do so without liability to account for any remuneration or other benefit received or payable to it.

(b)           Each Financing Agent or Arranger or Issuing Lender which is a Lender shall have the same rights and powers as Lender under the Senior Finance Documents as any other Lender and may exercise those rights and powers as if it were not also acting as a Financing Agent, Arranger or Issuing Lender.

24.6         Agents’ Rights and Discretions:

(a)           Each Financing Agent and the Issuing Lender may rely (without being obliged to make any enquiry) on:

(i)            any representation, communication or document believed by it to be genuine, correct and appropriately authorised; and

(ii)           any statement made by any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b)           Each Financing Agent and the Issuing Lender may assume (without being obliged to monitor or make any enquiry):

(i)            no Event of Default or Potential Event of Default has occurred unless, in the case of the Agent, an officer of the Agent whilst active on the account of an Obligor for such Agent in its capacity as Agent has actual knowledge of an Event of Default or Potential Event of Default arising under Clause 23.1(a) (Payment Default) or has received notice from a party of an Event of Default or Potential Event of Default which it is required to notify to the Finance Parties pursuant to Clause 24.2 (Agent’s Duties);

(ii)           any right, power, authority or discretion vested in any party or the Majority Lenders or any group of Lenders (or the Majority Senior Creditors (as defined in the Intercreditor Deed)) under the Senior Finance Documents has not been exercised, unless in the case of the Agent an officer of the Agent whilst active on the account of an Obligor for the Agent in its capacity as Agent has received actual notice to the contrary; and

(iii)          any notice, communication or request made by the Obligors’ Agent (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Obligors unless in the case of the Agent, an officer of the Agent whilst active on the account of an Obligor for the Agent in its capacity as Agent has received actual notice to the contrary.

(c)           Each Financing Agent and the Issuing Lender may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(d)           Each Financing Agent and the Issuing Lender may act in relation to the Senior Finance Documents through its personnel and agents and such Financing Agent or the Issuing Lender may extend the benefits of any indemnity received by it hereunder to such personnel and agents.

(e)           Each Financing Agent and the Issuing Lender may disclose to any other party any information which it reasonably believes it has received as Financing Agent or Issuing Agent under this Agreement.

(f)            Notwithstanding any other provision of any Senior Finance Document to the contrary, no Financing Agent or Arranger or Issuing Lender is obliged to do or omit to do anything (including, without limitation, to disclose any information) if it would or might in its reasonable opinion constitute a breach of any law, regulation or a breach of a fiduciary duty or duty of confidentiality or be actionable at the suit of any person.

(g)           Each Financing Agent may refrain from exercising any right, power, authority or discretion vested in it under the Senior Finance Documents:

(i)            in the case of the Security Agent, until it has received such instructions from the Agent; or

(ii)           in the case of the other Financing Agents until it has received such instructions from the Finance Parties, the Majority Lenders or the Majority Senior Creditors (as defined in the Intercreditor Deed), as are required under the terms of the Senior Finance Documents, as to whether (and, if it is to be, the way in which) it is to be exercised (save for the granting of any release of assets of any Group Company to be disposed of under a disposal which, in either case, is permitted under this Agreement).

(h)           The Financing Agents may accept without enquiry such title as an Obligor may have to any asset or assets intended to be the subject of the security created by the Security Documents.

(i)            The Agent or the Security Agent may, subject to the terms of the Intercreditor Deed, hold or deposit any title deeds, Security Documents or any other documents in connection with any of the assets intended to be charged by the Security Documents or deposit the same with any bank or banking company or any company whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers and it shall not be responsible for or be required to insure against any loss incurred in connection with any such holding or deposit and it may pay all sums required to be paid on account or in respect of any such deposit.

24.7         Majority Lenders’ Instructions:

(a)           Unless a contrary indication appears in a Senior Finance Document, and in the case of the Security Agent, subject as provided in the Intercreditor Deed, each Financing Agent shall:

(i)            exercise any right, power, authority or discretion vested in it as such Financing Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Financing Agent); and

(ii)           not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders.

(b)           Unless a contrary indication appears in a Senior Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.

(c)           Each Financing Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) or otherwise from carrying out any action in relation to the Senior Finance Documents until it has received such indemnities or security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(d)           In the absence of instructions from the Majority Lenders or, if appropriate, the Majority Senior Creditors (as defined in the Intercreditor Deed), each Financing Agent may act (or refrain from taking action) as it considers to be in the best interests of the Finance Parties.

(e)           No Financing Agent or the Issuing Lender is authorised to act on behalf of a Finance Party (without first obtaining that Finance Party’s consent) in any legal or arbitration proceedings relating to any Senior Finance Document.

(f)            The Agent may at any time, if so requested by the Majority Banks, convene a meeting of the Lenders.

References in this Clause 24.7 to “Majority Lenders” shall include the Majority Senior Creditors (as defined in the Intercreditor Deed) where appropriate.

24.8         Responsibility for Information and Documentation: No Financing Agent or Arranger or Issuing Lender or any of their respective affiliates, officers, employees or agents is responsible for:

(a)           the adequacy, accuracy and/or completeness of any statement or information (whether oral or written) supplied by any Financing Agent, or Arranger, or Issuing Lender, an Obligor or any other person, in respect of any Group Company or affiliate or which is made or given in connection with, or which is contained in, any Senior Finance Document or the Phillip Syndication Information Memorandum; or

(b)           the execution, delivery, legality, validity, effectiveness, adequacy, enforceability or admissibility in evidence of any Senior Finance Document or the Phillip Syndication Information Memorandum or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Senior Finance Document.

24.9         Exclusion of Liability:

(a)           Without limiting paragraph (b) below, no Financing Agent or Arranger or Issuing Lender or their respective officers, employees or agents will be liable for any action taken (or omitted to be taken) by it under or in connection with any Senior Finance Document (including, without limitation, any failure to perfect or protect, or give notice of any Security Interest purported to be created by, any Security Document or obtain any licence, consent or authority required to create such Security Interest), unless directly caused by its gross negligence or wilful misconduct.

(b)           No party (other than the relevant Financing Agent or Arranger or Issuing Lender) may take any proceedings against any officer, employee or agent of a Financing Agent or Arranger or Issuing Lender in respect of any claim it might have against such Financing Agent or Arranger or Issuing Lender or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Senior Finance Document and any officer, employee or agent of such Financing Agent or Arranger or Issuing Lender may rely on this Clause subject to Clause 37 (Benefits for Third Parties) and the provisions of the Contracts (Rights of Third Parties) Act 1999.

(c)           No Financing Agent will be liable for any delay (or any related consequences) in crediting an account with an amount required under the Senior Finance Documents to be paid by such Financing Agent if the Financing Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by such Financing Agent for that purpose.

(d)           No Financing Agent or Issuing Lender will be liable for any failure of any Obligor or any other Finance Party to duly and punctually comply with their respective obligations under the Senior Finance Documents.

(e)           References in this Clause 24.9 to any Finance Party shall, for the avoidance of doubt, include any affiliates of such Finance Party and any exclusion of liability of such Finance Party referred to herein shall extend to such affiliates.

24.10       Lenders’ Indemnity to the Agents:

(a)           Without limiting the liability of any Obligor under the Senior Finance Documents, each Lender shall (in proportion to its share of the Total Commitments or, if the Total

Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify each Financing Agent, within three Business Days of demand, against any cost, loss or liability incurred by that Financing Agent (otherwise than by reason of that Financing Agent’s gross negligence or wilful misconduct) in acting as Financing Agent under the Senior Finance Documents (unless the Financing Agent has been reimbursed by an Obligor pursuant to a Senior Finance Document).

(b)           The Security Agent shall be indemnified by the Finance Parties as provided under the Intercreditor Deed.

24.11       Resignation of Agents:

(a)           Each Agent may resign and appoint one of its “Relevant Affiliates” acting through an office in the United Kingdom as successor by giving notice to the other Finance Parties and the Obligors’ Agent.  For this purpose ‘Relevant Affiliate’ in relation to an Agent means its Subsidiaries or Holding Companies or another subsidiary of such Holding Company acting through an office in the UK.

(b)           Alternatively, an Agent may resign by giving no less than 30 Business Days’ notice to the other Finance Parties and the Obligors’ Agent, in which case the Majority Lenders (after consultation with the Obligors’ Agent) may appoint a reputable bank or other financial institution acting through an office in the UK as successor Agent.

(c)           If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within 30 days after notice of resignation was given, the relevant Agent (after consultation with the Obligors’ Agent) may appoint a successor Agent (acting through an office in the United Kingdom).

(d)           The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as the relevant Agent under the Senior Finance Documents.

(e)           An Agent’s resignation notice shall only take effect upon the appointment of a successor and acceptance by such successor of such appointment and the execution of all necessary documentation to effectively substitute the successor agent (including, in the case of a successor Security Agent, to substitute the successor Security Agent as holder of the Security Interests created by the Security Documents).

(f)            Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in such capacity in respect of the Senior Finance Documents but shall remain entitled to the benefit of this Clause in respect of any action which it took or failed to take whilst acting in the capacity of Agent.  Its successor and each of the other parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original party.  For the avoidance of doubt, Credit Suisse First Boston and J.P.  Morgan plc, which were joint Lead Arrangers (with Deutsche Bank AG London) and Documentation Agents, have resigned from such offices and shall be discharged from any further obligations in such capacity in respect of the Senior Finance Documents but shall remain entitled to the benefit of this Clause in respect of any action which they respectively took or failed to take whilst acting in such capacities.

(g)           After consultation with the Obligors’ Agent, the Majority Lenders may, by notice to an Agent, require it to resign in accordance with paragraph (b) above.  In this event, such Agent shall resign in accordance with paragraph (b) above.

24.12       Confidentiality and the Agents:

(a)           In acting as agent for the Finance Parties, each Financing Agent and the Issuing Lender shall be regarded as acting through its relevant agency division or department, which shall be treated as a separate entity from any other of its divisions or departments or affiliates.

(b)           If any information is received by any other division or department or affiliate of a Financing Agent or the Issuing Lender whilst acting for a Group Company in relation to any matter in a capacity other than as such Financing Agent or the Issuing Lender, such information may be treated as confidential to such division, department or affiliate and such Financing Agent shall not be deemed to have notice of it.

(c)           Notwithstanding any other provision of any Senior Finance Document neither the Agent nor the Security Agent shall, as between itself and the other Finance Parties, be obliged to disclose to any Finance Party or any other person any information supplied by any Group Company to the Agent or Security Agent which is identified by a Group Company at the time of supply as being unpublished, confidential or price sensitive information relating to a proposed transaction by a Group Company and supplied solely for the purpose of evaluating in consultation with such Agent whether such transaction might require a waiver or amendment to any of the provisions of the Senior Finance Documents.

24.13       Relationship with the Lenders:

(a)           The Agent may treat each Lender, which makes available any portion of a Utilisation as a Lender, as entitled to payments under this Agreement and acting through its Lending Office unless it has received not less than five Business Days’ prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)           Each Lender shall supply the Agent with any information required by the Agent in order to calculate the Mandatory Cost in accordance with Schedule 13 (Mandatory Costs Formulae).

24.14       Credit Appraisal by the Lenders: Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Senior Finance Document, each Lender confirms to each Financing Agent, Arranger and Issuing Lender that:

(a)           it has not relied on any information, representation or warranty provided by any other Finance Party in connection with the Senior Finance Documents;

(b)           it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Senior Finance Document, including, but not limited to:

(i)            the financial condition, status, creditworthiness and nature of each Group Company and that it has not and will not rely on any Financing Agent or Arranger or the Issuing Lender to provide it with any information concerning such matters save for any which any Financing Agent or Arranger or the Issuing Lender is expressly required to provide under this Clause 24 (The Agents and the other Finance Parties);

(ii)           the legality, validity, effectiveness, adequacy or enforceability of any Senior Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Senior Finance Document;

(iii)          whether that Lender has recourse, and the nature and extent of that recourse, against any party or any of its respective assets under or in connection with any Senior Finance Document, the transactions contemplated by the Senior Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Senior Finance Document; and

(iv)          the adequacy, accuracy and/or completeness of the Phillip Syndication Information Memorandum any other information provided by any Financing Agent or the Issuing Lender, any party or any other person under or in connection with any Senior Finance Document, the transactions contemplated by the Senior Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Senior Finance Document; and

(c)           it will decide whether to take or omit to take any action under a Senior Finance Document without reliance on any other Finance Party.

24.15       Agent’s Management Time: Any amount payable to the Agent or Security Agent by any party under any indemnity or in respect of any costs or expenses incurred by such Agent under the Senior Finance Documents may include the cost of utilising the Agent’s management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Agent may notify to the relevant party and is in addition to any fees or expenses paid or payable to such Agent under any other provision of the Senior Finance Documents.

24.16       Deduction from Amounts Payable by the Agents: If any party owes an amount to a Financing Agent under the Senior Finance Documents, the Agent may, after giving notice to that party, deduct an amount not exceeding that amount from any payment to that party which the Financing Agent would otherwise be obliged to make under the Senior Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed.  For the purposes of the Senior Finance Documents, that party shall be regarded as having received any amount so deducted.

24.17       Conduct of Business by Finance Parties: No provision of this Agreement will:

(a)           interfere with the right of any Finance Party to arrange its affairs (Tax or otherwise) in whatever manner it thinks fit;

(b)           oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)           oblige any Finance Party to disclose any information relating to its affairs (Tax or otherwise) or any computations in respect of Tax.

24.18       Payments to Finance Parties:

(a)           Each Financing Agent will account to the other Finance Parties for their respective due proportions of all sums received by it for such Finance Parties, whether by way of repayment of principal or payment of interest, commitment commission, fees or otherwise.

(b)           Each Financing Agent and the Arranger may retain for its own use and benefit, and will not be liable to account to the other Finance Parties for all or any part of any sums received by way of agency or arrangement fee or by way of reimbursement of expenses incurred by it.

24.19       Change of Office of Agents: Each Financing Agent may at any time and from time to time in its sole discretion by written notice to the Obligors’ Agent and each of the other Finance Parties designate a different office in the United Kingdom from which its duties as an Agent will be performed.

24.20       Role of the Security Agent:

(a)           The Security Agent is hereby appointed by the Finance Parties to hold on trust the benefit of the Security Documents to which it is party as agent and security trustee for itself and the Finance Parties and to apply all payments and other benefits received by it by reason thereof, or otherwise realised thereunder, in accordance with this Agreement and the Intercreditor Deed.  In the event that the court of any relevant jurisdiction does not recognise or give effect to the trust expressed to be created by this Agreement, the relationship of the Finance Parties and the Security Agent shall be construed as one of principal and agent.

(b)           Except as otherwise provided in any Security Document, all moneys received by the Agent or the Security Agent under a Security Document may be invested in the name of, or under the control of, such Agent in any investments selected by such Agent and such Agent may at any time vary or transfer any such investments for or into other investments or convert any moneys so deposited into any currency which it may direct.  Additionally, those moneys may be placed on deposit in the name of, or under the control of, such Agent at any bank or institution (including itself) and upon such terms as it may think fit.

(c)           Each Finance Party confirms its approval of each Security Document.

(d)           The Security Agent may appoint a separate security agent or a co-security agent in any jurisdiction outside England and Wales:

(i)            if the Security Agent considers that without such appointment the interests of the Finance Parties under the Senior Finance Documents will be materially and adversely affected;

(ii)           for the purpose of complying with any law, directive or other condition in any applicable jurisdiction; or

(iii)          for the purpose of obtaining or enforcing a judgment or enforcing any Senior Finance Document in any jurisdiction.

(e)           Any appointment under this Clause 24 will only be effective if the separate security agent or co-security agent confirms to the Security Agent and the Obligors’ Agent, in form and substance satisfactory to the Security Agent, that it is bound by the terms of the Senior Finance Documents as if it were the Security Agent.

(f)            The Security Agent may remove any security agent or co-security agent appointed by it and may appoint a new security agent or co-security agent in its place.

(g)           The Parent must (or must procure that an Obligor will) pay to the Security Agent any reasonable remuneration paid by the Security Agent to any security agent or co-security agent appointed by it, together with any related costs and expenses incurred by the security agent or co-security agent, which shall be treated as costs and expenses incurred by the Security Agent.

(h)           Each separate security agent or co-security agent appointed in accordance with this Clause 24.20 shall have the powers, authorities and discretions (which shall not exceed those conferred on the Security Agent under the Senior Finance Documents) and the obligations imposed by the relevant document of appointment and those referred to in paragraph (d) above.

(i)            Each Finance Party authorises, empowers and directs the Security Agent (by itself or by such person(s) as it may nominate) to execute and enforce such Security Document subject to the terms of the Senior Finance Documents.  No Finance Party shall exercise any independent right to exercise any rights, discretions or powers or to grant any consents or releases under or pursuant to the Security Documents except through the Security Agent.

(j)            The perpetuity period for each trust created pursuant to this Agreement shall be 80 years from the date of this Agreement.

24.21       Security Agent as Joint and Several Creditor and Representative:

(a)           Each of the Obligors and each of the Finance Parties (other than the Security Agent) agrees that the Security Agent shall be the joint creditor (together with the relevant Finance Parties) of each and every obligation of any Obligor towards each of the Finance Parties (other than the Security Agent) under the Senior Finance Documents, and that accordingly the Security Agent will have its own independent right to demand performance by the relevant Obligor of those obligations.  However, any discharge of any such obligation to one of the Security Agent or a Finance Party (other than the Security Agent) shall, to that extent, discharge the corresponding obligation owing to the other.

(b)           Without limiting or affecting the Security Agent’s rights against any Obligor (whether under this paragraph or under any other provision of the Senior Finance Documents), the Security Agent agrees with each other Finance Party (on a several and divided basis) that, subject as set out in the next sentence, it will not exercise its rights as a joint creditor with a Finance Party (other than the Security Agent) except with the consent of the relevant Finance Party.  However, for the avoidance of doubt, nothing in the previous sentence shall in any way limit the Security Agent’s right to act in the protection or preservation of rights under, or to enforce any Security Document as contemplated by, this Agreement and the Intercreditor Deed and/or the relevant Security Document (or to do any act reasonably incidental to any of the foregoing).

25.           CERTIFICATES CONCLUSIVE AND APPLICATION OF MONEYS

25.1         Certificates: A certificate, determination, notification or opinion of any Finance Party or the Majority Lenders stipulated for in any Senior Finance Document or as to any rate of interest or any other amount payable under any Senior Finance Document will be prima facie evidence on an Obligor except in the case of manifest error.  All certificates required from any director or officer of any Group Company will be given without any personal liability of such director or officer.

25.2         Appropriation:

(a)           If any sum paid to the Agent or recovered by the Agent in respect of the liabilities of an Obligor under any of the Senior Finance Documents is less than the amount then due and payable by that Obligor, the Agent shall apply that sum against amounts outstanding from that Obligor under the Senior Finance Documents in the following order:

(i)            first, in or towards payment pro rata of any unpaid fees and reimbursement of unpaid expenses of the Agent, the Arranger and the Security Agent (and any receiver, adviser or agent appointed by it) under the Senior Finance Documents;

(ii)           second, (in the same order as for mandatory or voluntary prepayments under Clause 14 (Prepayment and Cancellation)) in or towards payment pro rata of any accrued interest, fees or commission due but unpaid in respect of the Facility to which the payment relates under this Agreement, the Ancillary Documents and the Fees Letter in the same order as for mandatory or voluntary prepayments;

(iii)          third, (in the same order as for mandatory or voluntary prepayments under Clause 14 (Prepayment and Cancellation)) in or towards payment pro rata of any principal due but unpaid in respect of the Facility to which the payment relates under this Agreement and the Ancillary Documents and any amount due but unpaid Clause 8.3 (Authority to Pay) and Clause 8.4(b) (Indemnity) (including, without limitation, by the provision of cash cover for Contingent Liabilities);

(iv)          fourth, in or towards payment pro rata of any other sum due but unpaid under the Senior Finance Documents,

in each case (other than (i)) pro rata to the outstanding amounts owing to the Finance Parties under the Senior Finance Documents taking into account any applications under this Clause 25.

provided that:

(v)           prior to service of notice under Clause 23.2 (Cancellation and Repayment), the Hedging Lenders and the Hedging Documents shall be excluded in determining any distribution under paragraphs (i) to (iv) inclusive above save to the extent that the relevant amount results from a demand under Clause 19 (Guarantee and Additional Guarantors);

(vi)          following service of notice under Clause 23.2 (Cancellation and Repayment), any amount remaining after payments of the amounts referred to in paragraphs (a) and (b) above shall be applied in payment to the Agent for itself and the Lenders (other than the Hedging Lenders) and for the Hedging Lenders for application towards unpaid and outstanding indebtedness due to them pro rata to the outstanding amount of indebtedness due to each such Finance Party, provided that no Hedging Lender shall be entitled to any portion of any relevant amount to the extent that it has already received its portion of that amount under the Intercreditor Deed; and

(vii)         any amount received by the Agent in accordance with paragraph (vi) above shall be applied in accordance with paragraphs (i), (iv) and (v) above in payment to the Finance Parties (other than the Hedging Lenders).

(b)           The Security Agent and the Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c)           Paragraphs (a), (b) and (d) will override any appropriation made by an Obligor.

(d)           Prior to repayment, prepayment and /or cancellation in full of Facility A, Facility B, the Revolving Facility and the Ancillary Facilities no repayment shall be made in respect of Facility C and the Facility C Lenders shall have no right or claim under Clause 25.2(a) save that once Facility A, Facility B, the Revolving Facility and the Ancillary Facilities are repaid, prepaid and /or cancelled in full payments may be made in respect of accrued interest or principal or any fees or commission due but unpaid in respect of Facility C in the order set out in Clause 25.2(ii) to (iv) inclusive (Appropriation) above.

25.3         Spanish Formalities: As regards any legal proceedings relating to this Agreement against any or all of the Borrowers and Guarantors which are Spanish corporations:

(a)           a statement as to any amount due to any Finance Party under this Agreement which is certified as being correct by the relevant Finance Party shall, in the absence of manifest error or unless otherwise provided under this Agreement be prima facie evidence of the amount so due and that such amount is in fact due and payable.  Such statement shall include the balance resulting from the calculation of the debt (in Spanish: liquidación) made by the relevant Finance Party, as well as the extract of the accounts of credits and debits and those corresponding to the application of interest (if any) which determine the particular balance of the amount due;

(b)           the balance of the specific accounts in relation to the Facilities, opened and held by Finance Parties in the relevant Spanish Borrower’s name, in accordance with the terms of the Spanish civil Procedure Law, in which accounts all amounts owed by the Spanish Borrowers shall be debited and all amounts paid by the Spanish Borrowers shall be credited, shall be considered by the parties hereof as determining the amount of debt of the Spanish Borrowers outstanding at the time enforcement action is taken;

(c)           the relevant Finance Party shall execute an authentic document (in Spanish: documento fehaciente) evidencing that the calculation of the debt (in Spanish: liquidación) made has been done according to the procedure agreed in this Agreement by the parties;

(d)           prior to commencing enforcement actions in connection with this Agreement, to the extent permitted by law, the Agent shall deliver a copy of the relevant statement to the relevant Spanish Borrower or Spanish Guarantor through judicial or notarial means, which shall express the amount due.

26.           PRO RATA PAYMENTS

26.1         Payments to Finance Parties: If any amount owing by an Obligor under a Senior Finance Document to a Finance Party (a “Recovering Finance Party”) is discharged by payment, set-off or any other manner other than through the Agent in accordance with Clause 15 (Payments) (such amount being referred to in Clause 26 (Pro Rata Payments) as a “Recovery”), then, subject to Clause 26.5 (Exceptions):

(a)           the Recovering Finance Party shall, within three Business Days, notify details of the Recovery to the Agent;

(b)           the Agent shall determine whether the Recovery is in excess of the amount the Recovering Finance Party would have been paid had the Recovery been received or made by the Agent and distributed in accordance with Clause 15 (Payments), without taking account of any Tax which would be imposed on the Agent in relation to the Recovery or distribution; and

(c)           the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the “Sharing Payment”) equal to such Recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made in accordance with Clause 26.5 (Exceptions).

26.2         Redistribution of Payments: The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 25.2 (Appropriation).

26.3         Recovering Finance Party’s Rights:

(a)           On a distribution by the Agent under Clause 26.2 (Redistribution of Payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution in respect of the Sharing Payments.

(b)           If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (a) above, the relevant Obligor shall owe the Recovering Finance Party a debt equal to the Sharing Payment which is immediately due and payable and of the type originally discharged.

26.4         Reversal of Redistribution: If a Recovering Finance Party is obliged subsequently to repay or return any part of a Recovery, or amount measured by reference to a Recovery to an Obligor, and the Recovering Lender has already paid a Sharing Payment in respect of that Recovery, then:

(a)           each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 26.2 (Redistribution of Payments) shall, upon request of the Agent, pay to the Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with such an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

(b)           that Recovering Finance Party’s rights of subrogation in respect of any payment by a Finance Party under paragraph (a) will be cancelled and the relevant Obligor will be liable to the reimbursing Finance Party for the amount so reimbursed.

26.5         Exceptions:

(a)           A Recovering Finance Party shall not be obliged to pay a Sharing Payment under this Clause 26 (Pro Rata Payments) to the extent that the Recovering Lender would not, after making any payment pursuant to this Clause 26 (Pro Rata Payments), have a valid and enforceable claim against the relevant Obligor in the amount of the Sharing Payment.

(b)           A Recovering Finance Party shall not be obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)            the Recovering Finance Party notified the Agent or the other Finance Party of the legal or arbitration proceedings; and

(ii)           that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice of those proceedings and did not take separate legal or arbitration proceedings.

(c)           Prior to the service of notice under Clause 23.2 (Cancellation and Repayment), a Recovering Finance Party shall not be obliged to share any Recovery which it receives in its capacity as an Ancillary Lender or Hedging Lender from the exercise of set-off or netting rights under the Ancillary Documents or the Hedging Documents (as the case may be) to the extent permitted by the Intercreditor Agreement.

(d)           The Issuing Lender shall not be obliged to account to any Finance Party for the profit element of any sum received by it for its own account or to share sums deposited for the purpose of cash collateralising the Issuing Lender’s liability in respect of an outstanding Letter of Credit or Lender Guarantee.

26.6         Obtaining Consents: Each party agrees to take all steps required of it pursuant to this Clause 26 (Pro Rata Payments) and to use its reasonable endeavours to obtain any consents or authorisations which may at any relevant time be required in respect of any payment to be made by it pursuant to this Clause 26 (Pro Rata Payments).

26.7         No Security: The provisions of this Clause 26 (Pro Rata Payments) or Clause 3.3(c) (Rights and Obligations of Finance Parties) shall not, and shall not be construed so as to, constitute a charge by any Finance Party over all or any part of any sum received or recovered by it under any of the circumstances mentioned in this Clause 26 (Pro Rata Payments).

26.8         Distribution of Proceeds:

Subject to Clause 3.3(c) (Rights and Obligations of Finance Parties) all proceeds of enforcement of the Security Interests conferred by the Security Documents shall be paid as provided under the Intercreditor Deed or the relevant Security Document and, subject thereto, shall be applied in the following order:

(a)           first, in payment of unpaid fees, costs and expenses (including interest thereon in accordance with the Security Documents) incurred by or on behalf of the Security Agent (and any receiver, adviser or agent appointed by it) and the remuneration of the Security Agent and its advisers or agents under the Security Documents;

(b)           second, in payment of unpaid costs and expenses incurred by or on behalf of the Finance Parties in connection with enforcement of the Security Documents and which any Obligor is obliged to pay or reimburse to any Finance Party in accordance with the Senior Finance Documents;

(c)           third, in payment to:

(i)            the Agent (for itself and the Lenders) for application towards unpaid and outstanding indebtedness under the Senior Finance Documents (other than as referred to in paragraph (B) below); and

(ii)           to the Hedging Lenders for application towards unpaid and outstanding indebtedness under the Hedging Documents;

each payment to be made pro rata to the outstanding indebtedness due to the Hedging Lenders and the other Finance Parties in the order set out in Clause 3.3(c) (Rights and Obligations of Finance Parties); and

(d)           fourth, in payment of the surplus (if any) to the relevant Obligors or other persons entitled to it.

26.9         Adjustments:

(a)           If by reason of applicable law the Security Agent or the Agent is not able to apply any amount received pursuant to enforcement of guarantees and Security Documents in payment to the Finance Parties in accordance with Clause 26.8 (Distribution of Proceeds), such amount shall instead be applied as the Security Agent or the Agent shall reasonably determine in accordance with applicable law and the relevant Finance Parties shall make such payments required between themselves as may be required in order to place each of the Finance Parties in the same position as they would have been in had such amount been applied as provided in Clause 26.8 (Distribution of Proceeds) unless the Agent determines that it would be prejudicial to the interests of the Finance Parties as a whole to make such payments.

(b)           If any Lender receives or recovers any payment or any distribution or any amount by way of set-off or other manner or the proceeds of enforcement of the Security Interests conferred by the Security Documents or any distribution of any kind as a result of the occurrence of any event of the types referred to in Clause 23.1(e) to (k) (inclusive) (Events of Default) that Lender will hold that amount on trust for the Security Agent and promptly pay that amount to the Security Agent or, if this trust cannot be given effect to or if in respect of any Lender this trust has or would have the effect of creating a proprietary or Security Interest over that amount registrable under the Companies Act 1985, that Lender shall pay an amount equal to that receipt or recovery to the Security Agent in each case to be held on trust by the Security Agent for application in accordance with the terms of this Agreement and the Intercreditor Deed.

27.           SET-OFF

27.1         Set-off Rights: Any Finance Party may at any time (without notice to the relevant Obligor):

(a)           set off or otherwise apply sums standing to the credit of any Obligors’ accounts with the Finance Party (irrespective of the terms applicable to such accounts and whether or not such sums are then due for repayment to that Obligor);

(b)           set off any other obligations (whether or not then due for performance) owed by the Finance Party to the relevant Obligor,

against any liability of the relevant Obligor due and payable by such Obligor and not paid on the due date to the relevant Finance Party under the Senior Finance Documents.

27.2         Different Currencies: A Finance Party may exercise such rights notwithstanding that the amounts concerned may be expressed in different currencies and each Finance Party is authorised to effect any necessary conversions at a market rate of exchange selected by it.

27.3         Unliquidated Claims: If the relevant obligation or liability is unliquidated or unascertained the Finance Party may set off the amount it estimates (in good faith) will be the final amount of such obligation or liability once it becomes liquidated or ascertained.

28.           NOTICES

28.1         Mode of Service: Save as specifically otherwise provided in this Agreement any notice, demand or other communication to be served under this Agreement will be in writing and will be served only by posting by first-class post or by personally delivering the same or sending the same by telex or facsimile transmission to the party to be served at its address, telex or facsimile number shown immediately after its name on the signature page of this Agreement or set out under its name in Schedule 1 (in the case of parties to this Agreement) or given in the relevant Senior Finance Document (in the case of other parties) or at its registered office or at such other address or number as it may from time to time notify in writing to the other parties hereto.  Any notice, demand or other communication to be served by an Obligor on the Agent or any other Finance Party will be effective only on receipt by such person, and then only if the same is expressly marked for the attention of the department or officer (if any) specified in Schedule 1 or in the relevant Senior Finance Document (or such other department or officer as the Agent or the relevant Finance Party may from time to time specify for this purpose).

28.2         Deemed Service: A notice or demand served by first class post in the United Kingdom will be deemed served 48 hours after posting or when delivered if served personally.  A notice or demand served overseas by air mail will be deemed duly served 72 hours after posting or when delivered if served personally.  A notice or demand sent by telex or facsimile transmission will be deemed served at the time of transmission unless served on a non-Business Day or after 5.00 p.m. London time in which case it will be deemed served at 9.00 a.m. on the following Business Day.

28.3         Proof of Service: In proving service of any notice it will be sufficient to prove, in the case of a letter, that such letter was properly stamped or franked first class, addressed and placed in the post or, in the case of personal delivery, when left at the correct address and, in the case of a telex or facsimile transmission, that such telex or facsimile was duly transmitted to the telex or facsimile number of the addressee referred to in Clause 28.1 (Mode of Service) above.

29.           NO IMPLIED WAIVERS

29.1         Failure to Exercise Rights: No failure or delay by the Agent or any other Finance Party in exercising any right, power or privilege under any of the Senior Finance Documents will operate as a waiver thereof nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

29.2         Cumulative Rights: The rights and remedies provided in the Senior Finance Documents are cumulative and not exclusive of any rights and remedies provided by law and all such rights and remedies howsoever arising will, save where expressly provided to the contrary therein, be available to the Finance Parties severally and any Finance Party shall be entitled to commence proceedings in connection therewith in its own name.

29.3         Grant of Waivers: A waiver given or consent granted by the Agent or any other Finance Party under this Agreement will be effective only if given in writing and then only in the instance and for the purpose for which it is given.

30.           INVALIDITY OF ANY PROVISION

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions, or the validity, legality and enforceability of that provision under any other law, shall not be affected or impaired in any way.

31.           CONFIDENTIALITY

(a)           Subject to Clause 32.9 (Disclosure of Information), the parties will keep the Senior Finance Documents and the subject matter thereof confidential save that such information may be disclosed:

(i)            if so required by any law or regulation;

(ii)           if so required by the City Code on Takeovers and Mergers, The Takeover Panel or The Stock Exchange or The UK Listing Authority or any stock exchange or any recognised market or investment exchange (as defined in The Financial Services and Markets Act 2000) on which it or any of its affiliates may be listed;

(iii)          to any governmental, banking, taxation or other regulatory body with jurisdiction over any Finance Party or any affiliate of any Finance Party;

(iv)          if the information comes into the public domain including as a result of compliance with any public filing law or regulations (otherwise than as a result of a breach of this Clause 31);

(v)           to an Affiliated Lender or to its or such Affiliated Lender’s auditors, legal advisers or other professional advisers or rating agencies (the “Advisers”) for purposes connected with the Senior Finance Documents provided that such Finance Party takes reasonable steps to procure that each such Affiliated Lender and each Adviser maintains the confidentiality of such information; or

(vi)          in connection with any legal or arbitration proceedings.

(b)           Each Lender acknowledges that information which they are entitled to receive under this Agreement may contain material non public information and to the extent that such Lenders are subject to securities laws and regulations (including any such applicable laws and regulations in any other applicable jurisdiction) they may instruct the Agent that they do not wish to receive information which may contain material non public information.

32.           CHANGES TO PARTIES

32.1         Successors: The Senior Finance Documents shall be binding upon and enure to the benefit of each party hereto and its or any subsequent successors and any New Lender.

32.2         Assignments and Transfers by Lenders: Any Lender (an “Existing Lender”) may, at any time, subject to provisions of this Agreement:

(a)           assign any of its rights; or

(b)           transfer (including by way of novation) any of its rights and obligations hereunder,

to a bank or financial institution or to any fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in or securitising loans, securities or other financial assets (a “New Lender”).

32.3         Conditions to Assignments and Transfers:

(a)           An assignment or transfer of only part of a participation or Commitment shall be in a minimum Sterling Amount of £2,000,000 and an integral Sterling Amount of £1,000,000 (unless it is made to an affiliate of the assignor or transferor).

(b)           The Obligors’ Agent shall be consulted, in the case of any assignment or transfer, unless, in either case, the assignment or transfer is to another Lender or an affiliate of a Lender.

(c)           An assignment will only be effective upon receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that it will assume the same obligations to each of the other Finance Parties as it would have been under had it been an Original Lender, and receipt by the Agent of an accession agreement to the Intercreditor Deed executed by the New Lender and the recordation of such assignment in the Register pursuant to Clause 32.11 (The Register).

(d)           A transfer will only be effective if the procedure set out in Clause 32.8 (Procedure for Transfers by Lenders) is complied with and the Agent has received an accession agreement to the Intercreditor Deed executed by the New Lender.

(e)           The consent of the Issuing Lender is required for an assignment or transfer of any Lender’s rights or obligations under the Revolving Facility (such approval not to be unreasonably withheld or delayed), provided that no such approval shall be required where the obligations of the Existing Lender to be transferred to the New Lender are guaranteed by the Existing Lender (or the person that guarantees the obligations of the New Lender which are to be transferred) or by any other person rated BBB or higher by Standard & Poor’s Ratings Group or Baa2 or higher by Moody’s Investors Service, Inc..

(f)            Without prejudice to Clause 32.3(b), each Obligor hereby expressly consents to each assignment, transfer and/or novation of rights or obligations made in accordance with this Clause 32 (Changes to Parties).  Each Obligor also accepts and confirms, for the purposes of the Spanish Civil Code and all other purposes, that all guarantees, indemnities and Security Interests granted by it under any Senior Finance Document will, notwithstanding any such assignment, transfer or novation, continue and be preserved for the benefit of the New Lender and each of the other Finance Parties in accordance with the terms of the Senior Finance Documents.

(g)           Any reference in this Agreement to a Lender includes a New Lender but excludes a Lender if no amount is or may be owed to it under this Agreement.

32.4         Costs from Assignment or Transfer or Change of Lending Office: If:

(a)           any Lender assigns its rights or transfers any of its rights or obligations under the Senior Finance Documents; and

(b)           as a result of circumstances existing at the time of the assignment or transfer an Obligor would (but for this Clause 32.4) be obliged to make payment to the New Lender of any amount required to be paid by an Obligor under Clause 16 (Taxes) or Clause 17.1 (Increased Costs), that New Lender or Lender acting through its new Lending Office shall not be entitled to receive or claim any amount under those Clauses in excess of the amount that it would have been entitled to receive or claim if that assignment, transfer or change had not occurred.

32.5         Assignments by Lenders: Upon an assignment becoming effective, the Existing Lender will be released from its obligations under the Senior Finance Documents to the extent they are transferred to the New Lender.

32.6         Assignment and Transfer Fees: Unless the Agent agrees otherwise, a New Lender must pay to the Agent (for its own account) a fee of £1,000 on or before the date upon which an assignment or transfer to it takes effect pursuant to this Clause 32 (Changes to Parties).

32.7         Limitation of Responsibility of Existing Lenders:

(a)           Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)            the legality, validity, effectiveness, adequacy or enforceability of the Senior Finance Documents or any other documents;

(ii)           the financial condition of any Obligor;

(iii)          the performance and observance by any Obligor of its obligations under the Senior Finance Documents or any other documents; or

(iv)          the accuracy of any statements or information (whether written or oral) made or supplied in connection with any Senior Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)           Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i)            has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities and all other risks arising in connection with its participation in the Senior Finance Documents;

(ii)           will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Senior Finance Documents or any Commitment is in force; and

(iii)          has not relied exclusively on any information provided to it by the Existing Lender in connection with any Senior Finance Document.

(c)           Nothing in any Senior Finance Document obliges an Existing Lender to:

(i)            accept a re-assignment or re-transfer from a New Lender of any of the rights and obligations assigned or transferred by such Existing Lender under this Clause 32 (Changes to Parties); or

(ii)           support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Senior Finance Documents or otherwise.

32.8         Procedure for Transfers by Lenders:

(a)           Subject to the conditions set out in Clause 32.3 (Conditions to Assignments and Transfers), a transfer by novation is effected in accordance with paragraph (c) below when:

(i)            the Agent executes an otherwise duly completed Transfer Certificate executed and delivered to it by the Existing Lender and the New Lender; and

(ii)           the transfer is recorded in the Register.

The Agent shall, as soon as reasonably practicable after receipt of a duly completed Transfer Certificate which appears on its face to comply with the terms of this Agreement and appears to have been delivered in accordance with the terms of this Agreement, execute that Transfer Certificate and record the transfer in the Register.

(b)           Each party (other than the Existing Lender and the New Lender) irrevocably authorises the Agent to execute any duly completed Transfer Certificate on its behalf.

(c)           On the Transfer Date:

(i)            to the extent that in such Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Senior Finance Documents, each of the Obligors and such Existing Lender shall be released from further obligations towards one another (and the Existing Lender and the Issuing Lender shall be released from any further obligations toward each other) under the Senior Finance Documents and their respective rights against one another under the Senior Finance Documents shall be cancelled (such rights and obligations being referred to in this Clause 32.8 as “discharged rights and obligations”);

(ii)           each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the discharged rights and obligations only insofar as that Obligor and that New Lender have assumed and/or acquired the same in place of that Obligor and such Existing Lender;

(iii)          the Agent, the Arranger, the New Lender and the other Finance Parties shall acquire the same rights and benefits and assume the same obligations between themselves as they would have acquired and assumed had such New Lender been an original party hereto as a Lender with the rights, benefits and/or obligations acquired or assumed by it as a result of such transfer and to that extent the Agent, the Arranger and the relevant Existing Lender and the other Finance Parties (other than the New Lender) shall each be released from further obligations to each other under the Senior Finance Documents; and

(iv)          such New Lender shall become a party hereto as a “Lender”.

32.9         Disclosure of Information: Any Finance Party may disclose to any affiliate or other person:

(a)           to (or through) whom such Finance Party assigns or transfers (or may potentially assign or transfer) all or any of its rights, benefits and obligations hereunder;

(b)           with (or through) whom such Finance Party enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, the Senior Finance Documents or any Obligor; or

(c)           to whom, and to the extent that, information is required to be disclosed by any applicable law or directive;

a copy of any Senior Finance Document and such information about any Obligor or any of its Subsidiaries or the Senior Finance Documents as that Finance Party shall consider appropriate, provided that, in relation to disclosures referred to in paragraphs (a) and (b) above, the person to whom such information is to be given has entered into a Confidentiality Undertaking.

32.10       Sub-participation: Nothing in this Agreement shall restrict the ability of a Lender to sub-participate any or all of its obligations hereunder so long as such Lender remains liable under this Agreement in relation to those obligations;

32.11       The Register:

(a)                                  For so long as there are US Obligors which may be required to make payments constituting US source income to any of the Finance Parties, the Agent, acting for this purpose as the agent of the Obligors, shall maintain at its address referred to in Clause 28 (Notices):

(i)                                     a copy of each notice referred to in Clause 32.5 (Assignments by Lenders) and each Transfer Certificate referred to in Clause 32.8 (Procedure for Transfers by Lenders) delivered to and accepted by it; and

(ii)                                  with respect to each Facility, a register for the recording of the names and addresses of the Lenders and the Commitment of, and principal amount owing to, each Lender from time to time (the “Register”) under such Facility.

The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Obligors, the Agent and the Lenders shall treat each person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by any Obligor at any reasonable time and from time to time upon reasonable notice.

(b)                                 Each party to this Agreement irrevocably authorises the Agent to make the relevant entry in the Register on its behalf for the purposes of this Clause 32.11 (The Register) without any further consent of, or consultation with, such party.

32.12                     Affiliates: Any Affiliate of a Lender nominated by such Lender to make available Utilisations shall by virtue of its signature of the relevant Transfer Certificate become party to this Agreement for the purposes of making available such Utilisations with the rights specified in Clause 3.2(c) (Lending Office) and shall be a Finance Party for the purposes of the Senior Finance Documents to the extent necessary to give effect to Clause 3.2(c) (Lending Office).

32.13                     Reference Banks: If a Reference Bank ceases to be a Lender or an Affiliate of a Lender, the Agent shall appoint (acting on the instructions of the Majority Lenders) another Lender or Affiliate of a Lender to replace such Reference Bank in consultation with the Obligors’ Agent.

32.14                     Assignment by the Obligors: No Obligor may assign or transfer all or any part of its rights, benefits or obligations under this Agreement or any of the other Senior Finance Documents.

33.                                 LENDERS’ DECISIONS

33.1                           Modifications: Subject to Clauses 33.3 (Modifications Requiring Unanimous Lender Agreement) and the remaining provisions of this Clause 33, any provision of this Agreement or any of the other Senior Finance Documents may be amended, waived, varied or modified (each a “Modification”) with the agreement of the Majority Lenders and the Obligors’ Agent.  A Modification so agreed may be effected by the Agent executing such documents as may be required for such purpose on behalf of all the Lenders and the Obligors’ Agent executing such documents on behalf of the other Obligors.  The Agent will promptly notify the other parties to this Agreement and the other Senior Finance Documents of the Modification so effected. Such Modification will take effect from the date upon which such notification is given (or such later date as the Agent may specify therein) and will be binding on all parties to the Senior Finance Documents.

33.2                           Voting rights of Facility C Lenders:

(a)                                  While the Facility A Utilisations and Facility B Utilisations are still outstanding, the Facility C Lenders shall (subject to Clause 33.2(b) (Voting rights of Facility C Lenders) below) have no voting rights save:

(i)                                     in respect of those matters requiring consent of all the Lenders as set out in Clause 33.3 (Modifications Requiring Unanimous Lender Agreement) below; and

(ii)                                  in respect of a decision to be taken by the Majority Lenders under Clause 23.2(Cancellation and Repayment) other than in respect of any Security Interest contained under a Security Document, the voting rights exercised by Facility C Lenders shall (irrespective of the proportion of their participations in the Utilisations then outstanding to the Sterling Amount of all Utilisations then outstanding and all undrawn Commitments) equal 20% of all voting rights in respect of any such decision.

(b)                                 Notwithstanding the provisions of Clause 33.2(a) (Voting rights of Facility C Lenders) above, (i) if an Obligor becomes insolvent or a moratorium is declared in respect of its or its Subsidiaries’ indebtedness, or (ii) if a receiver or administrator or similar officer is appointed over or in respect of all or substantially all of the business or assets of the Obligor, or (iii) if a resolution is passed or an order is made for the insolvent winding up of the Obligor or (iv) if an analogous event occurs in relation to any Obligor incorporated or carrying on business in any other jurisdiction (including, without limitation, any analogous procedures to liquidation in the UK or any proceedings analogous to a voluntary bankruptcy in the United States of America) then the Facility C Lenders shall be entitled to vote in proportion to their participations in the Utilisations then outstanding to the Sterling Amount of all Utilisations then outstanding and all undrawn Commitments (save that the Facility C Lenders shall not be entitled to vote (whether, for the avoidance of doubt, under the Senior Finance Documents or in the relevant proceedings) in respect of any matter relating to any Security Interest created under the Security Documents unless they are directed to vote, and vote in accordance with the instructions given to them, by the majority of the Facility A Lenders and the Facility B Lenders).

33.3                           Modifications Requiring Unanimous Lender Agreement: The following matters will require the unanimous agreement of all of the Lenders:

(a)                                  the definition of “Majority Lenders” in Clause 1.1 (Definitions);

(b)                                 any extension of the date for payment or any change in the currency of payment of any amount payable to a Lender under the Senior Finance Documents;

(c)                                  any reduction in the Margin (other than by reason of the operation of Clause 9.7 (Margin Adjustment)) or any reduction in the amount of any payment of principle, interest, fees or commission payable to a Lender under the Senior Finance Documents;

(d)                                 any increase in, or extension of, any Commitment or the Total Commitments;

(e)                                  any release of an Obligor in circumstances where the security/guarantee coverage test in Clause 19.6 (Security/Guarantee Coverage) would be breached;

(f)                                    any provision of any Senior Finance Document which expressly requires the consent of all Lenders;

(g)                                 this Clause 33.3 (Modifications Requiring Unanimous Lender Agreement), Clause 3.3 (Rights and Obligations of Finance Parties) and Clause 35 (Governing Law and Submission to Jurisdiction);

(h)                                 the right of a Lender to assign or transfer its rights or obligations under the Senior Finance Documents under Clause 32 (Changes to Parties);

(i)                                     any reduction in the principal amount outstanding under any Facility or in the amount of any Letter of Credit or Lender Guarantee (except as a result of a repayment or prepayment of cash), for example, by a forgiveness of any amount outstanding under any of the Facilities or the conversion of such amount into equity; or

(j)                                     any release of any material part of the Security Interests constituted by the Security Documents other than pursuant to the enforcement of such Security Interests or as required in accordance with the Senior Finance Documents where the security/guarantee coverage test in Clause 19.6 (Security/Guarantee Coverage) would be breached.

33.4                           Waivers: Any waiver or any consent, approval or other matter which by the express terms of this Agreement or any other Senior Finance Document is to be given by all of the Lenders will not be effective unless all of the Lenders have agreed thereto but, subject thereto, may be given by the Agent on behalf of all of the Lenders.

33.5                           Agents/Arrangers/Issuing Lender: Any amendment or waiver which will affect the rights or obligations of any of the Financing Agents, the Arranger or the Issuing Lender in each case in its capacity as such shall also require the consent of the relevant Agent, Arranger or Issuing Lender.

33.6                           Ancillary Lenders: Any amendment or waiver which will affect the rights or obligations of any Ancillary Lender will also require its consent unless specifically provided otherwise in the Senior Finance Documents.  The Ancillary Documents may be amended, varied, waived or modified by agreement between the parties thereto subject as provided in Clause 7 (Ancillary Facilities).

33.7                           Hedging Lenders: Any amendment or waiver which will affect the rights or obligation of any Hedging Lender in its capacity as such will also require its consent unless specifically provided otherwise in the Senior Finance Documents.  The Hedging Documents may be amended, varied, waived or modified to the extent permitted under the Intercreditor Deed by agreement between the parties thereto.

33.8                           Security Documents: Subject to Clause 33.3(j) (Modifications Requiring Unanimous Lender Agreement), the Security Documents may be amended, varied, waived or modified with the agreement of the relevant Obligor and the Security Agent (acting on the instructions of the Majority Senior Creditors (as defined in the Intercreditor Deed)).

33.9                           Majority Lenders’ Directions:

(a)                                  Where any consent, approval, determination, waiver or other decision is required to be given, made or taken by or with the approval of the Majority Lenders or all the Lenders together, the Agent shall by notice to each Lender (if so required by the Parent) specify the period of time (being not less than 10 Business Days (save in the case of emergency)) within which replies are required and whether the procedure in Clause 33.9(b) (Majority Lenders’ Directions) shall apply.

(b)                                 If any Lender does not reply within the period specified by the Agent, the amount of its Commitment and participation in the Utilisations shall be disregarded for the purposes of defining whether or not the requisite percentage vote has been achieved unless the Agent states in the notice that this Clause 33.9(b) (Majority Lenders’ Directions) shall not apply.

34.                                 INDEMNITIES

34.1                           General Indemnity and Breakage Costs: Each Obligor will fully indemnify each of the Finance Parties on demand from and against any expense (including legal fees), loss, damage or liability which any of them may incur as a consequence of any sum not being paid when due pursuant to the Senior Finance Documents, any failure to borrow (or otherwise utilise the Facilities) when obliged to do so in accordance with this Agreement, any Advance being repaid or prepaid otherwise than on the last day of an Interest Period, the occurrence of any Event of Default or otherwise in connection with a breach by the Parent of this Agreement or a breach by any Obligor of any Senior Finance Document, any Environmental Law, having made the Facilities available or entering into this Agreement or enforcing any security granted pursuant to any of the Security Documents.  Without prejudice to its generality, the foregoing indemnity extends to any interest, fees or other sums whatsoever paid or payable on account of any funds borrowed in order to carry any amount which an Obligor fails to pay in breach of this Agreement and to any loss (other than loss of profit), premium, penalty or expenses which may be incurred in liquidating or employing deposits from third parties acquired to make, maintain or fund outstanding Advances or any other amount due or to become due under this Agreement.

34.2                           Currency Indemnity: Without prejudice to Clause 34.1 (General Indemnity and Breakage Costs), if:

(a)                                  any amount payable by the Parent or any other Obligor under or in connection with any Senior Finance Document is received by any Finance Party (or by the Agent on behalf of any Finance Party) in a currency (the “Payment Currency”) other than that agreed in the relevant Senior Finance Document (the “Agreed Currency”), whether as a result of any judgment or order or the enforcement thereof, the liquidation of the Parent or relevant Obligor or otherwise and the amount produced by converting the Payment Currency so received into the Agreed Currency is less than the relevant amount of the Agreed Currency; or

(b)                                 any amount payable by the Parent or any Obligor under or in connection with any Senior Finance Document has to be converted from the Agreed Currency into another currency for the purpose of (i) making or filing a claim or proof against the Parent or any Obligor, (ii) obtaining an order or judgment in any court or other tribunal or (iii) enforcing any order or judgment given or made in relation to any Senior Finance Document, then the Parent and Regentrealm will, as an independent obligation, indemnify the relevant Finance Party for the deficiency and any loss sustained as a result.  Any conversion required will be made at such prevailing rate of exchange on such date and in such market as is determined by the relevant Finance Party as being most appropriate for the conversion.  The Parent and Regentrealm will in addition pay the costs of the conversion.

34.3                           Waiver: The Obligors’ Agent waives (on behalf of itself and the other Obligors) any right any of them may have in any jurisdiction to pay any amount under any Senior Finance Document in a currency other than that in which it is expressed to be payable in the relevant Senior Finance Document.

34.4                           Publicity: The Arranger may at its own expense make public announcements in respect of the financing and/or refinancing of the Offer with the prior consent of the Original Equity Investors (such consent not to be unreasonably withheld).

35.                                 GOVERNING LAW AND SUBMISSION TO JURISDICTION

35.1                           Governing Law: This Agreement shall be governed by English law.

35.2                           Submission to Jurisdiction:

(a)                                  Subject to paragraph (c) below, the courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) or the consequences of its nullity (a “Dispute”).

(b)                                 The parties agree that the courts of England are the most appropriate and convenient courts to settle any Disputes and accordingly no party will argue to the contrary.

(c)                                  This Clause is for the benefit of the Finance Parties only.  As a result and notwithstanding paragraph (a) above, no Finance Party shall be prevented from taking:

(i)                                     proceedings relating to a Dispute in any other courts with jurisdiction; and

(ii)                                  to the extent allowed by law, concurrent proceedings in any number of jurisdictions.

(d)                                 Each Obligor agrees not to claim and hereby irrevocably waives any immunity from legal process in connection with a Senior Finance Document under any law of any applicable jurisdiction which it is entitled to claim or which may be attributed to it in respect of itself or its assets to the fullest extent permitted by the laws of such jurisdiction.

35.3                           Service of Process: Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(a)                                  irrevocably appoints the Obligors’ Agent as its agent for service of documents starting proceedings before the English courts in connection with any Senior Finance Document or any documents required to be served in relation to such proceedings, which appointment the Obligors’ Agent accepted by signing this Agreement;

(b)                                 agrees that failure by a process agent to notify the relevant Obligor of any process will not invalidate the proceedings concerned; and

(c)                                  agrees that if the entity nominated by it in paragraph (a) is unable to act as its agent for service of process for any reason, it (or the Obligors’ Agent on its behalf) will immediately appoint another process agent on the same terms or other terms acceptable to the Agent, failing which the Agent may select a replacement process agent for such purpose.

36.                                 COUNTERPARTS

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

37.                                 BENEFITS FOR THIRD PARTIES

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement save as provided in Clause 24.9(b) (Exclusion of Liability).

IN WITNESS whereof the parties hereto have caused this Agreement to be duly executed on the date first written above.

SCHEDULE 1

The Original Lenders

LENDER		Facility A Commitments	Facility B1 Commitments	Facility B2 Commitments	Facility C Commitments	Revolving Facility Commitments
DEUTSCHE BANK AG LONDON		£267,400,000	£136,400,000	£28,600,000	£200,000,000	£50,000,000

Address:	Winchester House 1 Great Winchester Street London EC2N 2DB

Facsimile:	020-7547 6419

Attention:	Peter Davis / Dominic Selwood

Note:                   Indicate any UK Non-Bank Lenders (see Clause 16.1)

SCHEDULE 2

Part 1 - The Borrowers

Facility A and Facility B

Regentrealm Limited

Jurisdiction of incorporation:	England and Wales

Registered number:	3885120

Registered office:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facility C

United Biscuits (UK) Limited

Jurisdiction of incorporation:	England and Wales

Registered number:	02506007

Registered office:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Revolving Facility

Regentrealm Limited

Jurisdiction of incorporation:	England and Wales

Registered number:	3885120

Registered office:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

United Biscuits (UK) Limited

Jurisdiction of incorporation:	England and Wales

Registered number:	02506007

Registered office:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Part 2 - The Guarantors

United Biscuits Group (Investments) Limited (formerly Bladeland Limited) (company number 3877866)

Solvecorp Limited (company number 3876059)

Runecorp Limited (company number 3876056)

Finalrealm Limited (company number 3877932)

Regentrealm Limited (company number 3885120)

Deluxestar Limited (company number 3922573)

United Biscuits Finance Plc (formerly Dreadstar Plc) (company number 3945313)

Burlington Biscuits (Cayman) Limited (company number 94591)

United Biscuits (Holdings) Limited

McVitie & Price Limited

UB Group Limited

UB Investments Plc

United Biscuits (UK) Limited

UB Foods US Limited

UB Overseas Limited

Ross Young’s Holdings Limited

UB Humber Limited

UB Investments (Netherlands) BV

Koninklijke Verkade N.V.

United Biscuits Iberia S.L. Sociedad Unipersonal

Galletas United Biscuits S.A. Sociedad Unipersonal

United Biscuits France S.A.S

United Biscuits Industries S.A.S.

The Jacob’s Bakery Limited

SCHEDULE 3

Part 1 - Additional Obligor Conditions Precedent

1.                                       Accession Document: an Accession Document and if required under the Intercreditor Deed, an accession deed to the Intercreditor Deed, in each case, duly executed by the relevant Additional Borrower or Additional Guarantor (the “Additional Obligor”), the Obligors’ Agent and the Agent;

2.                                       Formalities Certificate(s): a certificate from each Additional Obligor in the form set out in Schedule 6, or such other form as may be agreed by the Agent and the Additional Obligor, signed by an authorised director or the secretary of such Additional Obligor or, in the case of an Additional Obligor incorporated in any state of the USA, a duly appointed officer of such Additional Obligor which in each case shall have attached to it the documents referred to in such certificate, including, without limitation, the documents for such Additional Obligor referred to in paragraphs 3, 4, 5 and 6 below, all such documents to be in the agreed form (including, without limitation, all documentation required in relation to financial assistance laws (if applicable)) and shall contain a confirmation that no borrowing, guarantee or similar limit binding on the Additional Obligor will be exceeded by its entry into and performance of the Senior Finance Documents to which it is a party;

3.                                       Constitutional Documents: a copy of the constitutional documents of the Additional Obligor;

4.                                       Board Resolutions: a copy of a resolution of the board of directors of the Additional Obligor:

(a)                                  approving the terms of, and the transactions contemplated by, the Accession Document and any related documents and the Senior Finance Documents and resolving that it execute the Accession Document and any related documents;

(b)                                 authorising a specified person or persons to execute the Accession Document and any related documents on its behalf; and

(c)                                  authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices (including, in relation to an Additional Borrower, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Senior Finance Documents;

5.                                       Specimen Signatures: a specimen of the signature of each person authorised by the resolution referred to in paragraph 4 above;

6.                                       Shareholder Resolutions: a copy of a resolution signed by all the holders of the issued shares of the Additional Obligor, approving the terms of, and the transactions contemplated by, the Accession Document and any related document to which the Additional Obligor is or will be a party;

7.                                       Other Guidance: a copy of any other consent or other document, opinion or assurance necessary in connection with the entry into and performance of the transactions contemplated by the Accession Document or for the validity and enforceability of any Senior Finance Document;

8.                                       Legal Opinions:

(a)                                  a legal opinion of the legal advisers to the Agent in England; and

(b)                                 if the Additional Obligor is incorporated in a jurisdiction other than England and Wales, a legal opinion of legal advisers to the Additional Obligor satisfactory to the Agent in the jurisdiction in which the Additional Obligor is incorporated;

9.                                       Security Documents: such Security Documents as may be required for such Additional Obligor to comply with its obligations under Clause 19 (Guarantee and Additional Guarantors) and Clause 20 (Security and Releases) (the “Further Security Documents”), together with:

(a)                                  Consents/Notices: all third-party consents which the Security Agent requires in connection with the creation or registration of any Security Interest contained in any Further Security Document and all notices of assignment or charge required to be given under the terms of the Further Security Documents (subject to the specific provisions of the Further Security Documents);

(b)                                 Share Certificates and Stock Transfers: share certificates together with stamped, executed blank stock transfers or other relevant transfer documents in respect of all certificated shares charged or pledged under the Further Security Documents;

(c)                                  Financial Assistance: for any Additional Obligor incorporated in the United Kingdom providing financial assistance by becoming an Additional Obligor and complying with the requirements to become an Additional Obligor hereunder, board and shareholder resolutions in respect of such Group Company approving the financial assistance it is to provide, the statutory declaration required to be provided by all the directors of such Group Company and attached auditors’ report and any other resolutions, statutory declarations, auditors’ reports or other documents required to ensure that the requirements of Sections 154 to 158 of the Companies Act 1985 have been complied with so far as they relate to any Senior Finance Documents, together with a letter from the auditors addressed to the Finance Parties and their successors, assignees and New Lenders in substantially the form set out in Technical Release FRAG 26/94 issued in September 1994 on behalf of the Council of the Institute of Chartered Accountants in England and Wales;

(d)                                 Company Searches: a search in respect of the relevant Group Company at the Companies Registry or other applicable commercial register showing, inter alia, no Security Interests over any of its assets (other than any permitted under the terms of this Agreement) and no appointment of a receiver, liquidator or administrator or the presentation of any petition in respect of any of the same;

(e)                                  Title Deeds: all original title deeds and (if appropriate or available in any relevant jurisdiction) Land Certificates in respect of the relevant Obligor’s interest in the properties charged under the Further Security Document (except where such title deeds and Land Certificates are at H.M. Land Registry (or equivalent) in connection with pending applications) or such undertakings as to the safe custody and delivery of documents of title and such copies of such documents as the Agent may reasonably require;

(f)                                    Property Registration Undertaking: a letter from such firm of solicitors as the Security Agent may require addressed to the Security Agent undertaking:

(i)                                     to deal with registration of the Security Agent’s legal charges over the Additional Obligor’s properties (if any); and

(ii)                                  subject as required to comply with (a) above, to hold the title deeds to such properties (if any) to the order of the Security Agent insofar as any such title deeds are not already at any relevant Land Registry in connection with pending applications;

(g)                                 Property Searches: where available in any applicable jurisdiction, official priority searches relating to the properties charged under the Further Security Documents, in favour of the Security Agent in respect of any registered or unregistered titles giving a sufficient period of priority and showing that no adverse entry exists.

Part 2

Documentary Conditions Precedent to Second Tranche Utilisation for the Phillip Acquisition

1.                                       Formalities Certificate(s):  a certificate dated no earlier than the first Utilisation Date for the Second Tranche Advances or such other date as the Agent may approve from United Biscuits (UK) Limited and Regentrealm Limited and each other Group Company which is required to be a party to the Intercreditor Agreement and which is not already a party other than any member of the Phillip Group (a “Relevant Intra Group Creditor”) in the form set out in Schedule 16, or such other form as may be agreed by the Agent and such Group Company, signed by an authorised director (or equivalent) of such Group Company which in each case shall have attached to it the documents referred to in such certificate, including, without limitation, the documents for such Group Company referred to in paragraphs 2, 3, 4 and 5 below, all such documents to be in the agreed form (including, without limitation, all documentation required in relation to financial assistance laws (if applicable), and shall contain a confirmation that no borrowing, guarantee, security or similar limit binding on such Group Company will be exceeded by its entry into and performance of the Senior Finance Documents, to which it is a party;

2.                                       Constitutional Documents:  a copy of the current constitutional documents of United Biscuits (UK) Limited and Regentrealm Limited, the Phillip Obligor and each Relevant Intra Group Creditor or confirmation that such constitutional documents have not changed if the same have previously been delivered to the Agent;

3.                                       Board Resolutions:  a copy of the resolutions of the board of directors of each Relevant Intra Group Creditor:

(a)                                  approving the terms of and transactions contemplated by the Phillip Transaction Documents and resolving that it execute, deliver and perform the Phillip Transaction Documents to which it is a party;

(b)                                 authorising a specified person or persons to execute the Senior Finance Documents to which such Group Company is a party on such Group Company’s behalf; and

(c)                                  authorising a specified person or persons on such Group Company’s behalf to sign and/or despatch all other documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by such Group Company under or in connection with the Senior Finance Documents;

4.                                       Shareholder Resolutions:  a copy of the resolutions of the shareholders of each Relevant Intra Group Creditor approving the terms of, and the transactions contemplated by, the Transaction Documents to which such Group Company is a party and any changes to such Group Company’s constitutional documents;

5.                                       Specimen Signatures:  a specimen of the signature of each person authorised by each Relevant Intra Group Creditor to sign the Senior Finance Documents and related documents to which it is a party;

6.                                       Senior Finance Documents:  each of the following documents in the agreed form duly executed and delivered by all parties thereto:

(a)                                  Sixth Supplemental Agreement;

(b)                                 Phillip Share Purchase Assignment; and

(c)                                  the Fees Letter and the Phillip Agency Fees Letter;

7.                                       Acquisition Documents:  certified copies of each of the following documents in the agreed form duly executed and delivered by all parties thereto:

(a)                                  the Phillip Share Purchase Agreement;

(b)                                 the Phillip Disclosure Letter; and

(c)                                  the Phillip Tax  Covenant;

8.                                       Phillip Structure Document:  a copy of the Phillip Structure Document certified by a director of the Parent as true and correct;

9.                                       Intra Group Loan Agreements: certified copies of Intra Group Loan documentation to be made between United Biscuits (UK) Limited and Regentrealm Limited and any other Intra Group Loan documentation between Obligors in relation to any Intra Group Loans to be made on or immediately after the Phillip Closing Date in connection with the Phillip Acquisition;

10.                                 Reports:  originals of each of the Phillip Reports duly addressed to each of the Finance Parties (and their successors, assignees and transferees) or accompanied by confirmation from the persons that have produced the Phillip Reports that the same may be relied upon by the Finance Parties (and their successors, assignees and transferees);

11.                                 Financial Information:  certified copies of:

(a)                                  the Phillip Accounts;

(b)                                 the Phillip Management Accounts; and

(c)                                  the August 2004 Agreed Projections and the business plan for the Business following the Phillip Acquisition;

12.                                 Financial Indebtedness and Guarantees:  Evidence satisfactory to the Agent that all Financial Indebtedness will be repaid or refinanced and all Security Interests and guarantees will be discharged and released on the Phillip Closing Date (other than those permitted to exist after the Phillip Closing Date under this Agreement);

13.                                 Consents/Notices:

(a)                                  (subject to the specific provisions of the Security Documents) all third-party consents which the Security Agent requires in connection with the creation or registration of any Security Interest contained in any Security Document granted on or around the Phillip Effective Date other than by the Phillip Obligor and all notices of assignment or charge required to be given under the terms of the Security Documents; and

(b)                                 pursuant to the Phillip Share Purchase Assignment, a copy of the notice (as signed by United Biscuits (UK) Limited) sent to the Phillip Vendor;

14.                                 Consents and Filings:  confirmation in writing from the UK Office of Fair Trading (the “OFT”) to the United Biscuits (UK) Limited that the OFT does not intend to refer the proposed Phillip Acquisition or any matters arising therefrom to the UK Competition Commission;

15.                                 Company Searches: a search in respect of each Borrower of the Second Tranche Advances at the Companies Registry or other available commercial register showing, to the extent a search showing such information is available, inter alia, no Security Interests over any of its assets (other than any permitted under the terms of this Agreement) and no appointment of a receiver, liquidator or administrator or the presentation of any petition or application in respect of the same (or equivalent);

16.                                 Completion:  a certificate in the agreed form signed by a director of the Parent and addressed to the  Agent confirming that (i) all conditions precedent to the Phillip Acquisition under the Phillip Acquisition Documents (other than payment of the purchase price for the Phillip Acquisition which will be satisfied immediately upon Second Tranche Advances being made) have been satisfied; (ii) no termination right under the Phillip Acquisition Documents has been exercised or waived; and (iii) the terms of the Phillip Acquisition Documents have not been amended, varied or waived and there has been no exercise or failure to exercise any of the discretions described therein without the consent of the Majority Lenders to the extent that this would be required under Clause 22.7(a)(iii) (Variation of Documents);

17.                                 Insurances:  a letter from the Group’s insurance broker dated on or around the date of this Agreement addressed to the Agent confirming that the insurances required to be taken out in accordance with Clause 22.2(d) (Insurances) of this Agreement in respect of the Phillip Group have been taken out and are in full force and effect;

18.                                 Fees:  an instruction to the Agent that all fees payable in accordance with the Fees Letter and Phillip Agency Fees Letter and all other fees, costs and expenses then due (including, without limitation, fees payable to the Issuing Bank and the Ancillary Lenders and legal fees and all costs of registration, security or otherwise), details of which are known at the Phillip Closing Date, may be deducted from the first Second Tranche Advance under this Agreement;

19.                                 Legal Opinions:

(a)                                  a legal opinion of Shearman & Sterling LLP as to matters of English law in form and substance satisfactory to the Agent;

(b)                                 legal opinions (if required) from counsel appointed by the Agent as to matters of Cayman Islands, French, Spanish, Dutch, Northern Irish and Scottish law in form and substance satisfactory to the Agent; and

(c)                                  a legal opinion from Paul, Hastings, Janofsky and Walker LLP relating to the covenants contained in the Bonds and confirming that the compliance by the Obligors with the Senior Finance Documents will not breach those undertakings substantially in the form of the draft opinion dated 20 July, 2004,

20.                                 Funds Flow:  the Phillip Funds Flow showing that the aggregate proceeds of utilisation of the Facility B2 Advances and the Facility C Advance are sufficient to fund the Phillip Acquisition and to meet the Phillip Transaction Costs;

21.                                 Money Laundering:  provision of all information necessary for the identification of the Parent, any member of the Group or the Original Investors as may be required by the Agent in order to comply with FSA Money Laundering Regulations, and the money laundering regulations of any other jurisdiction which are applicable;

22.                                 Existing Security Interests and Financial Indebtedness: to the extent contained in the Phillip Legal Due Diligence Report and the Phillip Accountants’ Report, a list of the existing Security Interests, Financial Indebtedness, guarantees in respect of Financial Indebtedness and negative pledges given by members of the Phillip Group certified by the Parent to be true, complete and up-to-date and stating those which are to continue to exist following the Phillip Closing Date;

23.                                 Material Group Companies:  a certificate from the Parent confirming which members of the Philip Group are Material Group Companies (on a pro forma basis) and that the Coverage Test in Clause 19.6 (Security/Guarantee Coverage) will be met on the Phillip Closing Date; and

24.                                 Other documents and evidence: a certificate of the Parent (signed by a director) certifying that the Equity Documents are and remain in full force and effect.

Part 3

Documentary Conditions Subsequent to Phillip Acquisition

1.                                       Formalities Certificate(s):  a certificate dated no earlier than the first Utilisation Date for the Second Tranche Advances or such other date as the Agent may approve from the Phillip Obligor and each other member of the Phillip Group (if any) which is required to be a party to the Intercreditor Agreement and which is not already a party (a “Relevant Intra Group Creditor”) in the form set out in Schedule 16, or such other form as may be agreed by the Agent and such Group Company, signed by an authorised director (or equivalent) of such Group Company which in each case shall have attached to it the documents referred to in such certificate, including, without limitation, the documents for such Group Company referred to in paragraphs 2, 3, 4 and 5 below, all such documents to be in the agreed form and shall contain a confirmation that no borrowing, guarantee, security or similar limit binding on such Group Company will be exceeded by its entry into and performance of the Senior Finance Documents, to which it is a party;

2.                                       Constitutional Documents:  a copy of the constitutional documents of the Phillip Obligor and each Relevant Intra Group Creditor in a form satisfactory to the Agent;

3.                                       Board Resolutions:  a copy of the resolutions of the board of directors of the Phillip Obligor and each Relevant Intra Group Creditor:

(a)                                  approving the terms of and transactions contemplated by the Phillip Transaction Documents and resolving that it execute, deliver and perform the Phillip Transaction Documents to which it is a party;

(b)                                 authorising a specified person or persons to execute the Senior Finance Documents to which such Group Company is a party on such Group Company’s behalf;

(c)                                  authorising a specified person or persons on such Group Company’s behalf to sign and/or despatch all other documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by such Group Company under or in connection with the Senior Finance Documents;

(d)                                 in the case of the Phillip Obligor, authorising the Parent to act on its behalf in its capacity as Parent; and

4.                                       Shareholder Resolutions:  a copy of the resolutions of the shareholders of the Phillip Obligor and each Relevant Intra Group Creditor approving the terms of, and the transactions contemplated by, the Transaction Documents to which such Group Company is a party and any changes to such Group Company’s constitutional documents;

5.                                       Specimen Signatures:  a specimen of the signature of each person authorised by the Phillip Obligor and each Relevant Intra Group Creditor to sign the Senior Finance Documents and related documents to which it is a party;

6.                                       Senior Finance Documents:  each of the following documents in the agreed form duly executed and delivered by all parties thereto:

(a)                                  at least two originals of each Security Document specified in Part 2 of Schedule 14;

(b)                                 an accession deed to the Intercreditor Agreement executed by the Phillip Obligor; and

(c)                                  an Accession Document executed by the Phillip Obligor under which it will accede to this Agreement as a Guarantor and once the procedure set out in paragraph 9 to this Schedule 3,

Part 3 has been complied with a further Accession Document executed by the Phillip Obligor under which it will accede to this Agreement as a Guarantor;

7.                                       Intra-Group Loan Agreements:  certified copies of Intra-Group loan documentation between Obligors as required for the purposes of upstreaming funds by any member of the Phillip Group to service indebtedness under the Senior Finance Documents (and other documented Intra-Group loans existing prior to the Phillip Closing Date to which any member of the Phillip Group is a party and which are to remain in existence following the Phillip Closing Date each in the agreed form duly executed and delivered by all parties thereto);

8.                                       Share Certificates and Stock Transfers:  on the Phillip Closing Date, share certificates in respect of certificated shares in wholly owned Subsidiaries of The Jacob’s Bakery Limited acquired pursuant to the Phillip Acquisition and within 30 days of the Phillip Closing Date, share certificates in respect of   shares in The Jacob’s Bakery Limited acquired pursuant to the Phillip Acquisition together with executed blank stock transfers or other relevant transfer documents in respect of all shares charged or pledged under the Security Documents (endorsed with the name of the chargee or pledgee where required under applicable law) where delivery of such items is required to perfect such share pledge or charge under applicable law and a copy of the relevant register of members evidencing any necessary endorsements to perfect any Security Interest created by the Security Documents or an undertaking in a form approved by the Agent, from the Parent to deliver such documents immediately following the Phillip Closing Date to the Security Agent;

9.                                       Financial Assistance:  for the Phillip Obligor and Relevant Intra Group Creditor providing financial assistance or which will provide financial assistance which is incorporated in England and Wales or Scotland, evidence that members of the Group incorporated in England and Wales or Scotland have done all that is necessary (including, without limitation, by re-registering as a private company) to follow the procedures set out in Sections 151 to 158 of the Companies Act 1985 in order to enable each such member of the Group to enter into the Senior Finance Documents and perform its obligations under the Senior Finance Documents.  Such evidence shall include copies of the board and shareholder resolutions, statutory declarations, auditors’ reports and net assets letters in the form set out in Technical Release FRAG 26/94 issued in September 1994 on behalf of the Institute of Chartered Accountants of England and Wales (addressed to the Finance Parties) for each such member of the Group and copies of the registers of directors and shareholders of each relevant Original Obligor. The Parent shall procure that the Phillip Obligor and Relevant Intra Group Creditor follow the procedures set out in Sections 151 to 158 of the Companies Act 1985 as soon as practicable but in any event within 30 Business Days of the Phillip Closing Date;

10.                                 Company Searches:  a search in respect of each member of the Phillip Group at the Companies Registry or other applicable commercial register showing, to the extent a search showing such information is available, inter alia, no Security Interests over any of its assets (other than any permitted under the terms of this Agreement) and no appointment of a receiver, liquidator or administrator or the presentation of any petition or application in respect of any of the same (or equivalent);

11.                                 Legal Opinion:  a legal opinion of Shearman & Sterling LLP as to matters of English law in form and substance satisfactory to the Agent;

12.                                 Title Deeds:  all original title deeds and (if appropriate) land certificates in respect of the Phillip Obligor’s interest in the properties (if any) acquired pursuant to the Phillip Acquisition (except where such title deeds and Land Certificates are at H.M. Land Registry in connection with pending applications) or such undertakings as to the safe custody and delivery of documents of title and such copies of such documents as the Agent may reasonably require;

13.                                 Consents/Notices: all third-party consents which the Security Agent requires in connection with the creation or registration of any Security Interest contained in any Security Document granted on or around the Phillip Closing Date in respect of any security document to be entered into by the Phillip

Obligor and all notices of assignment or charge required to be given under the terms of the Security Documents (subject to the specific provisions of the Security Documents);

14.                                 Property Registration Undertaking:  a letter from such firm of solicitors as the Security Agent may require addressed to the Security Agent undertaking:

(a)                                  to deal with registration of the Security Agent’s legal charges over the Phillip Obligor’s properties in England and Wales and Ireland; and

(b)                                 subject as required to comply with (a) above, to hold the title deeds to such Properties to the order of the Security Agent insofar as any such title deeds are not already at the Land Registry in connection with pending applications;

15.                                 Property Searches:  where available in any applicable jurisdiction official priority searches relating to the properties charged under the Security Documents referred to in paragraph 6 above, in favour of the Security Agent in respect of any registered or unregistered titles giving a sufficient period of priority and showing that no adverse entry exists;

16.                                 Accounts:  a list from the Parent, certified to be true, complete and up-to-date of all the bank accounts of the Phillip Obligor intended to be charged by the Security Documents referred to in paragraph 6 above including details of the account number, account name and name and address of the relevant account bank;

17.                                 Other documents and evidence:  evidence that any process agent (if any) referred to in Clause 35.3 (Service of Process) has accepted its appointment in respect of the Phillip Obligor and Relevant Intra Group Creditor.

SCHEDULE 4

Part 1 - Form of Utilisation Request - Advances

To:	Deutsche Bank AG London as Agent

Attention:	Pete Davis

Date:	•, 200•

From:	United Biscuits Group (Investments) Limited as Obligors’ Agent

Dear Sirs,

Re: Facilities Agreement dated 14 December, 1999 and made between, amongst others, the companies named therein as Borrowers and/or Guarantors, and Deutsche Bank AG London as Documentation Agent, Sole Book Runner, Agent and Security Agent and the Lenders named therein (as amended, supplemented and/or restated from time to time, the “Facilities Agreement”)

We request Utilisation of [Facility A] [Facility B1] [Facility B2] [Revolving Facility] as follows:

(a)                                  Amount:

(b)                                 Purpose and amount to be applied for such purpose:

(c)                                  Utilisation Date:

(d)                                 Interest Period:

(e)                                  Payment should be made to:

(f)                                    The Borrower is:

(g)                                 Currency:

We confirm that each of the conditions specified in Clause 4.3 (Additional conditions precedent) is satisfied on the date of this Utilisation Request.

Terms defined in the Facilities Agreement shall have the same meanings when used in this request.

[Authorised Signatory]

for and on behalf of United Biscuits Group (Investments) Limited

(as Obligors’ Agent)

Part 2 - Form of Utilisation Request - Letters of Credit/Lender Guarantees

To:	Deutsche Bank AG London as Agent

Attention:	Pete Davis

Date:	, 200•

From:	[Name of Company]

Dear Sirs,

Re: Facilities Agreement dated 14 December, 1999 and made between, amongst others, the companies named therein as Borrowers and/or Guarantors, and Deutsche Bank AG London as Documentation Agent, Sole Book Runner, Agent and Security Agent and the Lenders named therein (as amended, supplemented and/or restated from time to time, the “Facilities Agreement”)

We request Utilisation of the Revolving Facility by way of issue of a [Letter of Credit/Lender Guarantee] as follows:

(a)                                  Amount:

(b)                                 Utilisation Date:

(c)                                  Duration:

(d)                                 Beneficiary:

(e)                                  The Borrower is:

(f)                                    Obligation to be guaranteed:

(g)                                 Currency:

We confirm that each of the conditions specified in Clause 4.3 (Additional conditions precedent) is satisfied on the date of this Utilisation Request.

We attach the form of the proposed [Letter of Credit/Lender Guarantee].

Terms defined in the Facilities Agreement shall have the same meanings when used in this request.

[Authorised Signatory]

for and on behalf of United Biscuits Group (Investments) Limited

(as Obligors’ Agent)

SCHEDULE 5(1)

Form of Transfer Certificate

To:                              Deutsche Bank AG London as Agent

From:                  [The Existing Lender] (the “Existing Lender”) [the New Lender] (the “New Lender”)

Dated:

Regentrealm Limited - Facilities Agreement dated 14 December 1999 (as amended, supplemented and restated from time to time, the “Agreement”)

1.                                                                                                                                        We refer to the Agreement.  This is a Transfer Certificate.  Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.                                       We refer to Clause 32.8 (Procedure for Transfers by Lenders):

(a)                                  the Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender’s rights and obligations referred to in the Schedule in accordance with this Agreement;

(b)                                 the proposed Transfer Date is [•]; and

(c)                                  the Lending Office and contact details for notices to the New Lender for the purposes of Clause 28 (Notices) and account details are set out in the Schedule.

3.                                       The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in Clause 32 (Changes to Parties).

4.                                      [The New Lender confirms that the person beneficially entitled to interest payable to that Lender in respect of any Utilisation under a Senior Finance Document is either:

(a)                               a company resident in the United Kingdom  for United Kingdom Tax purposes; or

(b)                               a partnership, each member of which is a company resident in the UK for UK tax purposes; or

(c)                                  a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and interest payable in respect of a Utilisation under a Senior Finance Document fails to be brought into account in computing the chargeable profits of that company for the purposes of section 11(2) of the Income and Corporation Taxes Act 1988 (as amended)](2)

5.                                       This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

(1)               Each of the Existing Lender and New Lender should ensure that all regulatory requirements are satisfied in connection with its entry into any Transfer Certificate.  Steps may be required to be taken to preserve security interests for the benefit of a New Lender and appropriate advice should be taken.

(2)               Include for UK Lenders

6.                                       This Transfer Certificate is governed by English law.

THE SCHEDULE

Rights and Obligations to Be Transferred

[insert relevant details, including applicable Commitment (or part)]

Administrative details of the New Lender

[Lending Office address, contact and attention details for notices and account details for payments,]

[EXISTING LENDER]	[NEW LENDER]

By:	By:

This Transfer Certificate is accepted by the Agent and the Transfer Date is confirmed as [•].

[AGENT]

By:

SCHEDULE 6

Formalities Certificate

[Insert name of Company]

(the “Obligor”)

Facilities Agreement dated 14 December, 1999

(as amended, supplemented and restated from time to time, the “Facilities Agreement”)

To:                              Deutsche Bank AG London as Agent under the Facilities Agreement

I, • being the [finance director] [secretary] of the Obligor and being duly authorised by the Obligor to deliver this Certificate hereby make the following certifications and confirmations without personal liability.

1.                                       Constitutional Documents

Attached hereto marked A are true, complete and up-to-date copies of:

(a)                                  the certificate of incorporation of the Obligor;

(b)                                 all certificates of incorporation on change of name of the Obligor (if any); and

(c)                                  the constitutional documents of the Obligor consisting of: •

2.                                       Extract Board Resolutions

Attached hereto marked B is a true and complete extract from the minutes of a meeting of the board of directors of the Obligor duly convened and held (during which a quorum was present throughout) recording resolutions passed at such meeting (which resolutions are in full force and effect and have not been rescinded or varied and which resolutions are in a form previously approved by your legal advisers) and which approve the Transaction Documents to which the Obligor is a party and all transactions contemplated thereby.

3.                                       [Shareholder Resolutions

Attached hereto marked C is a true and complete copy of a resolution of all the shareholders of the Obligor unanimously passed authorising and directing the execution and performance by the Obligor of the Transaction Documents to which it is a party.]

4.                                       Authorised Signatories

The following signatures are the specimen signatures of the persons authorised by resolution of the board of directors of the Obligor to execute the Facilities Agreement, all other Senior Finance Documents and other Transaction Documents to which it is a party, Utilisation Requests under the Facilities Agreement and all other documents and notices required in connection therewith:

Name	Position	Signature

5.                                       No Breach of Borrowings Limit

We have examined the terms of all loan agreements, trust deeds and similar borrowing instruments together with memorandum and articles of association or other constitutional documents of the Obligor (as appropriate) and all other relevant instruments and agreements to which the Obligor is a party (“Relevant Documents”) and we can confirm to you that the drawing by the Obligor of all sums capable of being drawn under the Facilities Agreement (the “Maximum Drawings”) does not infringe the terms of the Relevant Documents and that the borrowing of the Maximum Drawings when aggregated with any other Financial Indebtedness of the Obligor:

(a)                                  will be within the corporate powers of the Obligor; and

(b)                                 does not or will not cause to be exceeded any limit or restriction on any of the powers of the Obligor (whether contained in any Relevant Documents or otherwise) or the right or ability of the directors of the Obligor to exercise such powers.

6.                                       No Events of Default

We confirm to you that, as at the date of this Certificate, no Event of Default, or to the best of our knowledge and belief having made due and careful enquiry, no Potential Event of Default, exists and the Obligor is in full compliance with its obligations under the Senior Finance Documents.

7.                                       Financial Undertakings

The board of directors of the Parent has carefully studied the provision of Clause 22.9 (Financial Covenants) and on the basis of the reasonable expectations of the board of directors of the Parent as to the Group’s financial performance over the period of the Facilities Agreement considers that the Obligor will be able to comply with its obligations under Clause 22.9 (Financial Covenants).

Terms defined in the Facilities Agreement shall bear the same meaning when used herein.

Signed:

DIRECTOR

Date:

SCHEDULE 7

Guarantee Provisions

1.                                       No Discharge: The obligations of each Guarantor under Clause 19 (Guarantee and Additional Guarantors) (the “Guarantee Obligations”) shall not be discharged, diminished or in any way affected as a result of:

(a)                                  any time or indulgence or waiver given to, or composition made with, any Obligor or any other person;

(b)                                 any amendment, variation (including, without limitation, any new or increased Facilities), supplement, restatement or replacement of the Senior Finance Documents;

(c)                                  the taking, variation, compromise, renewal or release or refusal or neglect to perfect or enforce any right, remedies or securities against any Obligor or any other person;

(d)                                 any other guarantee, indemnity, charge or other security or right or remedy held by or available to the Finance Parties being or becoming wholly or in part void, voidable or unenforceable on any ground whatsoever or by any Finance Party from time to time dealing with, exchanging, varying, realising, releasing or failing to perfect or enforce any of the same;

(e)                                  any Obligor becoming insolvent, going into receivership or liquidation or having an administrator appointed;

(f)                                    any change in the constitution of any Finance Party (or any Finance Party’s successors or assigns) or as a result of the amalgamation or consolidation by a Finance Party with any other company or entity; or

(g)                                 any other act, omission, circumstance, matter or thing which but for this provision might operate to release or otherwise exonerate the Guarantor from its obligations under Clause 19 (Guarantee and Additional Guarantors) whether in whole or in part.

2.                                       Continuing Obligations: The Guarantee Obligations shall continue in full force and effect notwithstanding:

(a)                                  the fact that any purported obligation of any Obligor or any other person to any Finance Party (or any security therefor) becomes wholly or partly void, invalid or unenforceable for any reason whether or not known to the Finance Party or the Guarantor; or

(b)                                 any incapacity or any change in the constitution of, or any amalgamation or reconstruction of, the Guarantor or any Obligor or any other matter whatsoever.

3.                                       New Accounts: If notwithstanding Clause 19.2(c) (Further Guarantee Provisions) of this Agreement, the Guarantee Obligations shall for whatever reason cease to be continuing obligations, each Finance Party may continue any account or open one or more new accounts with the Borrowers (or any of them) and the liability of the Guarantor shall not be reduced or affected in any way by any subsequent transactions or receipts or payments into or out of any such account or accounts.

4.                                       Liability for Indebtedness: If, notwithstanding Clause 19.2(c) (Further Guarantee Provisions), the Guarantee Obligations are determined for any reason (other than the full and final settlement thereof), the Guarantor will remain liable in respect of all indebtedness referred to in Clause 19.1(a) (Guarantee) as at the date of determination (whether demanded or not) and whether or not any other Obligor is then in default under the Senior Finance Documents.

5.                                       Primary Obligations: The Guarantee Obligations shall constitute the primary obligations of the Guarantor and no Finance Party shall be obliged to make any demand on any other Obligor before enforcing its rights against the Guarantor under Clause 19.1 (Guarantee).

6.                                       No Subrogation: Subject to paragraph 7 below, until all the indebtedness under the Senior Finance Documents has been irrevocably paid and discharged in full and the Finance Parties have no further commitment to provide facilities or accommodation to any Borrower, the Guarantor will not:

(a)                                  be subrogated to or otherwise entitled to share in, any security or moneys held, received or receivable by any Finance Party or be entitled to any right of contribution in respect of any payment made by the Guarantor hereunder;

(b)                                 exercise or enforce any of its rights of subrogation and indemnity against any Borrower or any co-surety;

(c)                                  following a claim being made on the Guarantor under Clause 19.1 (Guarantee), demand or accept repayment of any moneys due from any other Obligor to the Guarantor or claim any set-off or counterclaim against any other Obligor; or

(d)                                 claim or prove in a liquidation or other insolvency proceeding of any Borrower or any co-surety in competition with any Finance Party.

7.                                       Exercise of Subrogation: Following the making of a demand on the Guarantor under Clause 19.1 (Guarantee), the Guarantor will (at its own cost) promptly take such of the steps or action as are referred to in paragraph 6 above as the Agent may from time to time stipulate.

8.                                       Turnover: The Guarantor shall promptly pay to the Agent an amount equal to any set-off, proof or counterclaim in fact exercised by it against a Borrower or any co-surety and shall hold in trust for and promptly pay or transfer to the Agent any payment or distribution or benefit of security in fact received by it whether arising as a result of a breach of paragraph 6, or compliance with directions given by the Agent under paragraph 7 above.

9.                                       Suspense Account: The Agent may place and keep (for such time as it shall think prudent) any monies received, recovered or realised in respect of the Guarantee Obligations in or at a separate account (without liability to pay interest on the accounts standing to the credit of such account).  The Agent may retain such monies in the suspense account until it receives irrevocable payment in full of the Guarantee Obligations without having any obligation to apply the same or any part thereof in or towards discharge of the Guarantee Obligations.

10.                                 No Discharge: Any settlement or discharge of any Guarantee Obligations shall be conditional upon no payment made in respect of the Guarantee Obligations being avoided or set aside or ordered to be refunded by virtue of any provision of any enactment relating to bankruptcy, insolvency or liquidation.

SCHEDULE 8

Accession Document

THIS ACCESSION DEED is made                  200•

BETWEEN:

(1)           • LIMITED (No: •) (the “Additional Borrower”/”Additional Guarantor”);

(2)           • LIMITED (No. •) (in its capacity as Obligors’ Agent);

(3)           The companies listed in Schedule 1 as existing Borrowers (the “Existing Borrowers”);

(4)           The companies listed in Schedule 2 as existing Guarantors (the “Existing Guarantors”); and

(5)           Deutsche Bank AG London in its capacities as Agent and Security Agent under the Facilities Agreement.

WHEREAS:

(A)                              This Deed is entered into in connection with a facilities agreement dated 14 December, 1999 between, inter alios, the companies named therein as Borrowers and/or Guarantors and Deutsche Bank AG London as Arranger, Documentation Agent, Sole Book Runner, Agent and Security Agent and the Lenders named therein (as amended, supplemented and/or restated from time to time, the “Facilities Agreement”) pursuant to which the Lenders made available term loan and revolving credit facilities to the Borrowers.

(B)                                This Deed has been entered into to record the admission of the Additional Borrower/Additional Guarantor as a Borrower/Guarantor under the Facilities Agreement and is an Accession Document.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.                                       DEFINITIONS

Terms defined in the Facilities Agreement shall have the same meaning when used in this Deed.

2.                                       ADMISSION OF NEW GUARANTOR

(a)                                  The Additional Borrower/Additional Guarantor agrees to become[, with immediate effect] a Borrower/Guarantor under the Facilities Agreement and agrees to be bound by the terms of the Facilities Agreement as an Additional Borrower/Additional Guarantor.

(b)                                 The Additional Borrower/Additional Guarantor hereby confirms the appointment of the Parent as its agent in the terms of Clause 5.4 (Parent as Obligors’ Agent) of the Facilities Agreement.

(c)                                  The Additional Borrower/Additional Guarantor confirms that its address details for notices in relation to Clause 28 (Notices) of the Facilities Agreement are as follows:

Address:
Facsimile:
Telex:
Attention of:

(d)                                 By their signature below the parties to this Deed (other than the Additional Borrower/Additional Guarantor) confirm their acceptance of the Additional

Borrower/Additional Guarantor as a Borrower/Guarantor for all purposes of the Senior Finance Documents.

(e)                                  By its signature below, the Obligors’ Agent confirms:

(i)                                     the agreement of each of the Existing Borrowers and Existing Guarantors to the accession of the Additional [Borrower/Guarantor] to the Facilities Agreement on the terms set out herein under the Senior Finance Documents;

(ii)                                  that no Event of Default or Potential Event of Default is continuing or will occur as a result of the accession of the Additional [Borrower/Guarantor] in accordance with this Deed; and

(iii)                               that the representations and warranties made in Clause 21 (Representations and Warranties) of the Facilities Agreement stipulated in Clause 21.2 (Repetition) as being repeated on the date this Deed takes effect are true and accurate as if made with respect to the facts and circumstances existing on such date.

3.                                       COUNTERPARTS

This Deed may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Deed.

4.                                       GOVERNING LAW AND SUBMISSION TO JURISDICTION

The provisions of Clause 35 (Governing Law and Submission to Jurisdiction) of the Facilities Agreement shall apply to this Deed as though set out in full herein.

5.                                       THIRD PARTIES

A person who is not a Party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any terms of this Deed save as expressly contemplated in the Facilities Agreement.

IN WITNESS WHEREOF the parties have caused this Deed to be duly executed on the date first written above.

SCHEDULE 1
Existing Borrowers

SCHEDULE 2
Existing Guarantors

Signed as a Deed by Additional	)

Borrower/Additional Guarantor [•]	)

acting by a director and its	)

Secretary/two directors	)

(for itself and as agent	)

for and on behalf of the Existing	)

Borrowers and the Existing	)

Guarantors))

Signed as a Deed by	)

the Obligors’ Agent [•]	)

acting by a director and its	)

Secretary/two directors	)

(for itself and as agent	)

for and on behalf of the Existing	)

Borrowers and the Existing	)

Guarantors))

Signed as a Deed by	)

the Agent [•]	)

acting by a director and its	)

Secretary/two directors	)

(for itself and as agent	)

for and on behalf of the Existing	)

Borrowers and the Existing	)

Guarantors))

SCHEDULE 9

Part 1 - Form of Letter of Credit

[HEADED NOTEPAPER OF ISSUING LENDER]

To:          [Details]

[Date]

Dear Sirs

We hereby issue our irrevocable non-transferable standby letter of credit number [details] the terms of which are set out below.

1.                                       In this standby letter of credit:

“Beneficiary” means [details];

“Borrower” means [details];

“Business Day” means a day (not being a Saturday, Sunday or public holiday) on which banks and foreign exchange markets are open for dealings (i) in London and (ii) the principal financial centre of the Currency of the Letter of Credit;

“Expiry Date” means [details];

“Facility” means [details];

“Lender” means [details of Issuing Lender];

“Maximum Amount” means £-;

“Payment Amount” means the amount specified by the Beneficiary in the Required Documents; and

“Required Document” means a request for payment in the form set out in Appendix A hereto completed in a manner consistent with the requirements of this Letter of Credit and signed on behalf of the Beneficiary.

2.                                       Within five Business Days of receipt by the Lender at its offices at [details] (Attn: [details]) of the Required Document, the Lender will pay to the Beneficiary the lesser of:

(a)                                  the Payment Amount as stated in the Required Document; and

(b)                                 the Maximum Amount,

provided that only one request for payment by delivery of the Required Document may be made hereunder and the Lender shall not be obliged to make any payment hereunder at any time in respect of a Required Document delivered after the Expiry Date.

3.                                       Any payment made hereunder shall be made in [details of Currency] by payment to the account of the Beneficiary at a principal bank in [details] specified in the Required Document.

4.                                       This letter of credit is not assignable or transferable in whole or in part and shall be payable only against presentation of the Required Document.

5.                                       Save insofar as such provisions may be inconsistent with the express terms of this letter of credit, this letter of credit is subject to International Standby Practices (ISP 98) International Chamber of Commerce Publication No. 590 and is governed by and shall be construed in accordance with English law.

Yours faithfully

For and on behalf of
[ISSUING LENDER]

APPENDIX A

[Headed Notepaper of Beneficiary]

To:          [Name and address of
Issuing Lender]

Letter of Credit No. • (the “Letter of Credit”)

We refer to the Letter of Credit and certify that:

(a)                                  we have provided the Facility to the Borrower on the terms and conditions approved by you at the time of issue of the Letter of Credit;

(b)                                 the terms of the Facility are the same as those prevailing at the time of issue of the Letter of Credit (or, to the extent that they are not, any amendments thereto have been approved by you); and

(c)                                  an aggregate amount (the “Payment Amount”) of • (comprising • of principal and • of interest and/or other charges) fell due for payment in • by • on • and remains due and unpaid at the date of this letter.

Accordingly, we hereby request payment under the Letter of Credit of the Payment Amount.  Payment is to be made to our account (A/C No. • ) with • at •.

Terms defined in the Letter of Credit shall bear the same meaning in this letter.

Yours faithfully

For and on behalf of
•

Part 2 - Form of Lender Guarantee

[HEADED NOTEPAPER OF ISSUING LENDER]

To:          [Details]

Ref:         [Details]

[Date]

Dear Sirs,

1.                                                                                                                                                                                                                                                                                       In this letter:

“Borrower” means [details];

“Business Day” means a day (not being a Saturday, Sunday or public holiday) on which banks and foreign exchange markets are open for dealings in (i) London and [(ii) the principal financial centre of the currency of the Lender Guarantee];

“Currency” means [details];

“Expiry Date” means [details];

“Facility” means [details];

“Lender” means [details of Issuing Lender]; and

“Payment Date” means the date for payment of a demand being [details - minimum five] Business Days after the date of receipt of demand.

2.                                       In consideration of your agreeing to make available the Facility, the Lender irrevocably and unconditionally guarantees to you on receipt of written demand the payment and discharge by the Borrower of all amounts payable or expressed to be payable to you pursuant to the Facility.  This guarantee is given subject as follows:

(a)                                  any demand made hereunder shall be made in writing addressed to the Lender at its offices at [details] (Attention: [details]) in the form provided in Appendix A;

(b)                                 the maximum aggregate liability of the Lender hereunder (inclusive of all principal, interest, costs and expenses) is £- ; and

(c)                                  no demand may be made hereunder after the Expiry Date and only one demand may be made hereunder.

3.                                       Any payment made hereunder shall be made on the Payment Date in [details of Currency] by payment to the account of the Beneficiary at a principal bank in [details] specified in the demand.

4.                                       This guarantee is not assignable or transferable in whole or in part.

5.                                       This guarantee shall be construed in accordance with English Law.

Yours faithfully

For and on behalf of

[ISSUING LENDER]

APPENDIX A

[Headed Notepaper of Beneficiary]

To:          [Name and address of
Issuing Lender]

Lender Guarantee Ref. No. - (the “Lender Guarantee”)

We refer to the Lender Guarantee and certify that:

(a)                                  we have provided the Facility to the Borrower on the terms and conditions approved by you at the time of issue of the Lender Guarantee;

(b)                                 the terms of the Facility are the same as those prevailing at the time of issue of the Lender Guarantee (or, to the extent that they are not, any amendments thereto have been approved by you); and

(c)                                  an aggregate amount (the “Payment Amount”) of • (comprising • of principal and • of interest and/or other charges) fell due for payment in • by • on • and remains due and unpaid at the date of this letter.

Accordingly, we hereby request payment under the Lender Guarantee of the Payment Amount.  Payment is to be made to our account (A/C No. • ) with • at • .

Terms defined in the Lender Guarantee shall bear the same meaning in this letter.

Yours faithfully

For and on behalf of
•

SCHEDULE 10

Provisions Relating to Letters of Credit/Lender Guarantees

The following provisions shall apply to each of the indemnities contained in Clause 8 (Demands under Letters of Credit/Lender Guarantees) and Clause 34 (Indemnities) of the Facilities Agreement (the “Indemnities”).

1.                                       Each of the Indemnities shall be a continuing security and will remain in full force and effect until such time as all amounts to which such Indemnities are expressed to relate have been paid in full.  Furthermore the Indemnities are additional to and not instead of any security or other guarantee or indemnity at any time existing in favour of any person.

2.                                       Any settlement or discharge of any claim under any of the Indemnities shall be conditional upon no payment made under the Indemnities being avoided or set aside or ordered to be refunded by virtue of any provision of any enactment relating to bankruptcy, insolvency or liquidation.

3.                                       The obligations arising under the Indemnities shall not be impaired by any circumstances which but for this provision would impair such obligations, including:

(a)                                  any time or indulgence or waiver given to, or composition made with, any Obligor or any other person;

(b)                                 any amendment, variation or modification to, or replacement of, the Senior Finance Documents or any increase in the amount of the Facilities;

(c)                                  the taking, variation, compromise, renewal or release or refusal or neglect to perfect or enforce any right, remedies or securities against any Obligor or any other person;

(d)                                 any other guarantee, indemnity, charge or other security or right or remedy held by or available to the Finance Parties being or becoming wholly or in part void, voidable or unenforceable on any ground whatsoever or by any Finance Party from time to time dealing with, exchanging, varying, realising, releasing or failing to perfect or enforce any of the same;

(e)                                  any Obligor or any Finance Party becoming insolvent, going into receivership or liquidation or having an administrator appointed or any other insolvency procedure being commenced in relation to such person;

(f)                                    any change in the constitution of any Finance Party or as a result of the amalgamation or consolidation by a Finance Party with any other company or entity; and

(g)                                 any other act, omission, circumstance, matter or thing which but for this provision might operate to impair the Indemnities.

4.                                       The Indemnities shall continue in full force and effect notwithstanding:

(a)                                  the fact that any purported obligation of any Obligor or any other person to any Finance Party (or any security therefor) becomes wholly or partly void, invalid or unenforceable for any reason whether or not known to the Finance Party or any Obligor; or

(b)                                 any incapacity or any change in the constitution of, or any amalgamation or reconstruction of, any Obligor or any Finance Party or any other matter whatsoever.

5.                                       No Obligor shall by virtue of any payment made under the Indemnities claim any right of subrogation, contribution or indemnity against any person for so long as any sum remains payable or capable of becoming payable under this Agreement or any of the other Senior Finance Documents.

SCHEDULE 11

Form of Confidentiality Undertaking

[Date]

To:          • as Obligors’ Agent; and • in its capacity as Agent under the Facilities Agreement.

Dear Sirs,

Confidentiality Undertaking

1.                                       We confirm that this undertaking is entered into in connection with the facilities agreement dated 14 December, 1999 between, amongst others, the Parent, the Borrowers, the Guarantors, Finalrealm, Deutsche Bank AG London as Arranger, Documentation Agent, Sole Book Runner, Agent and Security Agent and the Lenders named therein (as amended, supplemented and/or restated from time to time, the “Facilities Agreement”) pursuant to which the Original Lenders made available term loans and revolving credit facilities to the Borrowers.  Unless otherwise defined herein, all terms used in this undertaking shall bear the same meanings as in the Facilities Agreement.  This undertaking records our agreement to the confidentiality requirements contained in Clauses 24.12 (Confidentiality and the Agents), 31 (Confidentiality) and 32.9 (Disclosure of Information) of the Facilities Agreement.

2.                                       We refer to our [the intended assignment, transfer, sub-participation, risk participation or other participation] in the Senior Finance Documents (the “Intended Transaction”).

3.                                       In consideration of your providing us with information concerning the Borrowers and/or the Obligors or any member of the Group, we hereby undertake to you that:

(a)                                  we will keep the Senior Finance Documents and the subject matter thereof and the information provided in connection therewith confidential.  Notwithstanding the foregoing, we or any of our officers, employees, agents or advisers may disclose all or any of the information so supplied:

(i)                                     pursuant to a request or requirement of a bank regulatory authority (including, without limitation, The Bank of England);

(ii)                                  pursuant to a request or by the direction of an authorised government agency, which shall for this purpose include, without limitation, any recognised Stock Exchange or any other recognised investment exchange, the Securities and Exchange Commission, the Securities and Investments Board or any other recognised self-regulatory organisation;

(iii)                               as required by any court or in connection with any judicial process; and

(iv)                              otherwise as required by law or regulation.  Where any such disclosure is required persons to whom any such disclosure is made shall be informed of the confidential nature of the information concerned; and

(b)                                 we will make no use of any information supplied other than for the purpose of giving consideration thereto in connection with the Intended Transaction.

4.                                       This confidentiality agreement is governed by English law.  It does not apply to information that was or is or comes to be (otherwise than in breach of this undertaking) in the public domain.

Yours faithfully,

For and on behalf of
•

SCHEDULE 12

Financial Covenant Compliance Certificate

Term Loan and Revolving Facilities Agreement dated 14 December, 1999
(as amended, supplemented and/or restated from time to time, the “Facilities Agreement”)

TO:         [Name of Agent] as Agent under the Facilities Agreement

I - being a [Director of the Parent] [other officer acceptable to the Agent] being duly authorised by the Parent to deliver this certificate hereby make the following certifications and confirmations in accordance with Clause 22.8(e)(i) (Financial Covenant Compliance Certificates/Management Meetings) of the Facilities Agreement without incurring personal liability:

1.                                       Financial Statements

Attached hereto marked Appendix A is a true and complete copy of the [audited financial statements of - for the Financial Year ending -] [audited consolidated financial statements of the Group] [audited consolidated financial statements of - for the Financial Year ending -] [quarterly consolidated management accounts for the Accounting Quarter] [consolidated management accounts for the Accounting Period] [Operating Budget] [annual update of the Operating Budget] [Others].

2.                                       [Extract Board Resolution

Attached hereto marked Appendix B is a true and complete extract from the minutes of a meeting of the board of directors of the Parent duly convened and held (during which a quorum was present throughout) recording a resolution passed at such meeting (which resolution is in full force and effect and has not been rescinded or varied) and which approves the [refer to relevant accounts].]

3.                                       No Breach of Covenants at Clause 22.9 (Financial Covenants)

I have carefully studied the provisions of Clause 22.9 (Financial Covenants) and, having made all due enquiries, can confirm to you that as at [date of the relevant accounts] the Parent was in full compliance with its obligations under Clause 22.9  (Financial Covenants) as evidenced by the detailed calculations set out in Appendix C.

4.                                       No Events of Default

I have carefully studied the provisions of Clause 22 (Undertakings) and Clause 23 (Events of Default) and, having made all due enquiries, can confirm to you that as at [date of relevant accounts] [no Event of Default or to the best of my knowledge and belief having made due and careful enquiry no Potential Event of Default has occurred] or [the Events of Default and/or Potential Events of Default specified in full at Appendix D have occurred.]

Terms defined in the Facilities Agreement shall bear the same meaning when used herein.

SIGNED

[Director]
[Other officer acceptable to the Agent]

Date

APPENDIX A
Financial Statements

APPENDIX B
Extract Board Resolution

APPENDIX C
Calculations of Compliance under Clause 22.9 (Financial Covenants)

APPENDIX D
Events of Default/Potential Events of Default and action taken or proposals to remedy them

SCHEDULE 13

Mandatory Costs Formulae

1.                                       The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2.                                       On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the “Additional Cost Rate”) for each Lender, in accordance with the paragraphs set out below.  The Mandatory Cost will be calculated by the Agent as a weighted average of the Lenders’ Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Advance) and will be expressed as a percentage rate per annum.

3.                                       The Additional Cost Rate for any Lender lending from a Lending Office in a Participating Member State will be the percentage notified by that Lender to the Agent.  This percentage will be certified by that Lender in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender’s participation in all advances made from that Lending Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Lending Office.

4.                                       The Additional Costs Rate for any Lender lending from a Lending Office in the United Kingdom will be calculated by the Agent by reference to the Reference Banks as follows:

(a)                                  in relation to a Sterling Advance:

(b)                                 in relation to an Advance in any currency other than Sterling:

where on the day of calculation of the formula:

A                                      is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Reference Bank is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements;

B                                        is the percentage rate of interest (excluding the Margin and the Mandatory Cost and, if the Advance is an Unpaid Sum, the additional rate of interest specified in paragraph (a) of Clause 9.3 (Default Interest)) payable for the relevant Interest Period on the Advance;

C                                        is the percentage (if any) of Eligible Liabilities which that Reference Bank is required from time to time to maintain as interest bearing Special Deposits with the Bank of England;

D                                       is the percentage rate per annum payable by the Bank of England to the Agent on interest bearing Special Deposits; and

E                                         is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.

5.                                       For the purposes of this Schedule:

(a)                                  “Eligible Liabilities” and “Special Deposits” have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b)                                 “Fees Rules” means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(c)                                  “Fee Tariffs” means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

(d)                                 “Tariff Base” has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6.                                       In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05).  A negative result obtained by subtracting D from B shall be taken as zero.  The resulting figures shall be rounded up to four decimal places.

7.                                       If requested by the Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

8.                                       Each Reference Bank shall supply any information required by the Agent for the purpose of calculating its Additional Costs Rate.  In particular, but without limitation, each Reference Bank shall supply the following information in writing on or prior to the date on which it becomes a Reference Bank:

(a)                                  its jurisdiction of incorporation and jurisdiction of its Lending Office; and

(b)                                 any other information that the Agent may reasonably require for such purpose.

Each Reference Bank shall promptly notify the Agent in writing of any change to the information provided by it pursuant to this paragraph.

9.                                       The percentages of each Reference Bank for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Reference Bank notifies the Agent to the contrary, each Reference Bank’s obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Lending Office in the same jurisdiction as its Lending Office.

10.                                 The Agent shall have no liability to any person if such determination results in an Additional Costs Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11.                                 The Agent shall distribute the additional amounts received as a result of the Mandatory Costs to the Lenders on the basis of the Additional Costs Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12.                                 Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Costs Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all parties hereto.

13.                                 The Agent may from time to time, after consultation with the Obligors’ Agent and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions).  Any such determination shall, in the absence of manifest error, be conclusive and binding on all parties.

SCHEDULE 14

Security Documents

Part 1

1.                                       English law debenture dated 28 April 2000 between the Parent, Solvecorp, Deluxestar, Runecorp, Regentrealm, UB Finance, Burlington Cayman and Finalrealm and the Security Agent.

2.                                       Scottish law share pledge dated 28 April 2000 between Finalrealm Limited and the Security Agent.

3.                                       English law debenture dated 9 June 2000 between UB Snack Foods Limited(1), UB International Sales Limited(2), Ross Young’s Holdings Limited, United Biscuits (UK) Limited, UB Foods US Limited, UB Limited(3), UB Overseas Limited, UB Group Limited and UB Investments Plc and the Security Agent.

4.                                       English law share charge dated 9 June 2000 from UB Investments Plc over shares in UB Foods US Limited, UB Overseas Limited, UB Limited, Ross Young’s Holdings Limited and United Biscuits (UK) Limited.

5.                                       English law share charge dated 9 June 2000 from McVitie & Price Limited over shares in United Biscuits (UK) Limited.

6.                                       English law share charge dated 9 June 2000 from United Biscuits (Holdings) Limited over shares in UB Snack Foods Limited and UB International Sales Limited.

7.                                       Scottish law share pledge dated 15 June 2000 from UB Investments Plc over shares in UB Group Limited.

8.                                       Scottish law share pledges dated 9 June 2000 and 14 July 2000 from United Biscuits (Holdings) Limited over shares in McVitie & Price Limited and UB Investments Plc.

9.                                       US law pledge agreement dated 9 June 2000 from UB Investments Plc over shares in UBFC Inc.(4)

10.                                 US law security agreement dated 31 May 2000 from UBFC Inc(5).

11.                                 Scottish law floating charges dated 9 June 2000 and 14 July 2000 from United Biscuits (Holdings) Limited.

12.                                 Scottish law floating charges dated 9 June 2000 and 14 July 2000 from McVitie & Price Limited.

13.                                 Scottish law floating charge dated 9 June 2000 from UB Investments Plc.

14.                                 Scottish law floating charge dated 9 June 2000 from UB Group Limited.

(1)           to be released shortly

(2)           to be released shortly

(3)           to be released shortly

(4)           to be released shortly

(5)           to be released shortly

15.                                 English law debenture dated 14 July 2000 between United Biscuits (Holdings) Limited, United Biscuits (UK) Limited, McVitie & Price Limited, UB International Sales Limited(6) and UB Foods US Limited and the Security Agent.

16.                                 English law debenture dated 26 July 2000 between UB Overseas Limited, UB Limited(7), UB Humber Limited and the Security Agent.

17.                                 Dutch law pledge of inter company receivables dated 29 September 2000 from UB Investments (Netherlands) B.V. (“UBINL”).

18.                                 Dutch law pledge of shares in Croky Chips B.V. dated 23 November 2001 from UBINL;

19.                                 Dutch law pledge of accounts dated 29 September 2000 from UBINL.

20.                                 Dutch law pledge of shares in Koninklijke Verkade N.V. dated 13 October 2000 by UBINL.

21.                                 Dutch law pledge of shares in UBINL dated 26 July 2000 by UB Overseas Limited.

22.                                 Spanish law pledge of participations in United Biscuits Iberia, S.L. Sociedad Unipersonal dated 8 September 2000 by UBINL.

23.                                 Spanish law accession deed for the Spanish law pledge of participations in United Biscuits Iberia, S.L. Sociedad Unipersonal dated 27 April 2001 amending and clarifying the deed of pledge referred to in paragraph 22.

24.                                 Spanish law Deed of Mortgage over Spanish real estate between United Biscuits Iberia, S.L. Sociedad Unipersonal and the Finance Parties dated 27 April 2001 over plot of land number 3,163 in Bilbao.

25.                                 Spanish law Deed of Mortgage over Spanish real estate between United Biscuits Iberia, S.L. Sociedad Unipersonal and the Finance Parties dated 27 April 2001 over plot of land number 3,592 in Barcelona.

26.                                 Spanish law Deed of Mortgage over Spanish real estate between Galletas United Biscuits, S.A. Sociedad Unipersonal and the Finance Parties dated 27 April 2001 over plot of land number 3,164 in Bilbao.

27.                                 Spanish law Deed of Mortgage over Spanish trademarks between United Biscuits Iberia, S.L. Sociedad Unipersonal and the Finance Parties dated 27 April 2001 over several trademarks under the names of LOSTE, ROYAL and RIERA MARSA.

28.                                 Spanish law deed of pledge of shares between United Biscuits Iberia, S.L. Sociedad Unipersonal, Galletas United Biscuits, S.A. Sociedad Unipersonal and Carnes y Conservas EspaZolas, S.A. (“Carnes”) and the Finance Parties dated 27 April 2001 over the shares in (i) Carnes and (ii) Galletas United Biscuits, S.A. Sociedad Unipersonal.

29.                                 Financial Instruments Account Pledge Agreement, pursuant to which UBINL pledged its shareholder account in United Biscuits France S.A.S dated 26 June 2002.

30.                                 Financial Instruments Account Pledge Agreement, pursuant to which United Biscuits France S.A.S pledged its shareholder account in United Biscuits Industries S.A.S dated 26 June 2002.

(6)           to be released shortly

(7)           to be released shortly

31.                                 Portuguese law promissory agreement dated on the Portuguese Escrow Release Date together with an irrevocable power of attorney in favour of the Security Agent under which United Biscuits Iberia, S.L. will agree that on the occurrence of an Event of Default it will pledge the entire issued share capital of the Portuguese Target in favour of the Security Agent and, if the Portuguese Target is not the surviving legal entity on completion of the Portuguese Merger, will undertake to ensure that the bearer shares of the Portuguese Target deposited with the Security Agent are replaced as soon as is practicable with bearer shares representing the entire issued share capital of the merged entity.

Part 2

1.                                       English law debenture between the Phillip Obligor and the Security Agent dated on the Phillip Closing Date and, immediately following the completion of the procedure set out in paragraph 10 of Schedule 3 Part 3, a further second stage English law debenture between the Phillip Obligor and the Security Agent.

2.                                       Northern Irish law share pledge underwhich the Phillip Obligor will, on the Phillip Closing Date, pledge the shares in its wholly owned Northern Irish Subsidiaries in favour of the Security Agent and immediately following the completion of the procedure set out in paragraph 9 of Schedule 3, Part 3 a further second stage Northern Irish law share pledge underwhich the Phillip Obligor will pledge the shares in its wholly owned Northern Irish Subsidiaries in favour of the Security Agent.

3.                                       English law governed assignment by United Biscuits (UK) Limited of its rights under the Phillip Share Purchase Agreement.

SCHEDULE 15

Proposed Tax Restructuring

The Proposed Tax Restructuring is described below:

1.                                       UB Overseas Limited (“UBO”) will make a loan to United Biscuits Iberia S.L. Sociedad Unipersonal (“UBib”), on inter-company account.  The amount of the loan will equal the value of UB Humber Limited (“UBH”) which is £50,000,000 plus the amount of interest on Intra-Group loans made by UB Humber Limited which has accrued at that time less the amount of tax payable on such interest (the “First Share Consideration”).  UBH is the UK subsidiary of UB Investments (Netherlands) B.V. (“UBINL”) which was capitalised in August, 2000 with £50,000,000;

2.                                       UBINL will then sell the shares in UBH to UBib for a consideration equal to the amount of the inter-company account balance with UBO (the “Share Consideration”);

3.                                       UBINL will effect a repayment of share premium (capital distribution) to UBO in the sum of the Share Consideration; and

4.                                       the Group Companies will take all steps reasonably necessary to ensure that the Proposed Tax Restructuring occurs in a manner that does not adversely affect in any material respect the rights and interests of the Finance Parties.

SIGNATORIES TO FACILITIES AGREEMENT

The Parent

UNITED BISCUITS GROUP (INVESTMENTS) LIMITED (FORMERLY BLADELAND LIMITED)
By:

Notice Details

Address:	Hayes Park
Hayes End Road
Hayes
Middlesex UB4 8EE

Facsimile:

Attention:

The Borrower

REGENTREALM LIMITED
By:

Notice Details

Address:	Hayes Park
Hayes End Road
Hayes
Middlesex UB4 8EE

Facsimile:

Attention:

The Guarantors

UNITED BISCUITS GROUP (INVESTMENTS) LIMITED (FORMERLY BLADELAND LIMITED)

By:

Notice Details

Address:	Hayes Park
Hayes End Road
Hayes
Middlesex UB4 8EE

Facsimile:

Attention:

SOLVECORP LIMITED

By:

Notice Details

Address:	Hayes Park
Hayes End Road
Hayes
Middlesex UB4 8EE

Facsimile:

Attention:

RUNECORP LIMITED

By:

Notice Details

Address:	Hayes Park
Hayes End Road
Hayes
Middlesex UB4 8EE
Facsimile:

Attention:

FINALREALM LIMITED

By:

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:

Attention:

REGENTREALM LIMITED

By:

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:

Attention:

DELUXESTAR LIMITED

By:

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:

Attention:

UNITED BISCUITS FINANCE PLC (FORMERLY DREADSTAR LIMITED)

By:

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:

Attention:

BURLINGTON BISCUITS (CAYMAN) LIMITED

By:

Notice Details

Address:	Walkers Walkers House Mary Street PO Box 265GT George Town Grand Cayman Cayman Islands

Facsimile:

Attention:

BURLINGTON BISCUITS (HOLDINGS) LIMITED

By:

Notice Details

Address:	Church Road West Drayton Middlesex UB7 7PR

Facsimile:	01895 448848

Attention:

BURLINGTON BISCUITS INTERNATIONAL LIMITED

By:

Notice Details

Address:	Church Road West Drayton Middlesex UB7 7PR

Facsimile:	01895 448848

Attention:

BURLINGTON FINANCE LIMITED

By:

Notice Details

Address:	Church Road West Drayton Middlesex UB7 7PR

Facsimile:	01895 448848

Attention:

CORK STREET LIMITED

By:

Notice Details

Address:	Church Road West Drayton Middlesex UB7 7PR

Facsimile:	01895 448848

Attention:

BURLINGTON BISCUITS LIMITED

By:

Notice Details

Address:	Church Road West Drayton Middlesex UB7 7PR

Facsimile:	01895 448848

Attention:

UNITED BISCUITS (HOLDINGS) LIMITED

By:

Notice Details

Address:	50 Lothian Road Festival Square Edinburgh EH3 9BY

Facsimile:

Attention:

McVITIE & PRICE LIMITED

By:

Notice Details

Address:	50 Lothian Road Festival Square Edinburgh EH3 9BY

Facsimile:

Attention:

UB GROUP LIMITED

By:

Notice Details

Address:	50 Lothian Road Festival Square Edinburgh EH3 9BY

Facsimile:

Attention:

UB INVESTMENTS PLC

By:

Notice Details

Address:	50 Lothian Road Festival Square Edinburgh EH3 9BY

Facsimile:

Attention:

UB SNACK FOODS LIMITED

By:

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:

Attention:

UNITED BISCUITS (UK) LIMITED

By:

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:

Attention:

UB FOODS US LIMITED

By:

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:

Attention:

UB OVERSEAS LIMITED

By:

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:

Attention:

UB LIMITED

By:

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:

Attention:

UB INTERNATIONAL SALES LIMITED

By:

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:

Attention:

ROSS YOUNG’S HOLDINGS LIMITED

By:

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:

Attention:

UB HUMBER LIMITED

By:

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:

Attention:

UB INVESTMENTS (NETHERLANDS) BV

By:

Notice Details

Address:	Hogehilweg 16 1101 CD Amsterdam-Zuidoost Netherlands

Facsimile:

Attention:

The Joint Lead Arrangers

DEUTSCHE BANK AG LONDON

By:

Notice Details

Address:	Winchester House 1 Great Winchester Street London EC2N 2DB

Facsimile:	0171 547 4757

Attention:	Mark Slater / Dermot Murphy

CHASE MANHATTAN PLC

By:

Notice Details

Address:	125 London Wall London EC2Y 5AY

Facsimile:	020 7777 2360

Attention:	John Empson/James Treger

DLJ CAPITAL FUNDING, INC.

By:

Notice Details

Address:	277 Park Avenue 10th Floor New York, NY10172

Facsimile:	001 212 892 6031

Attention:	Diane Albanese / Elizabeth Burnett

cc:	For information only:

Marc Dien 99 Bishopsgate London EC2M 3YF

Facsimile:	020 7655 7690

The Documentation Agents

CHASE MANHATTAN PLC

By:

Notice Details

Address:	125 London Wall London EC2Y 5AY

Facsimile:	020 7777 2360

Attention:	John Empson/James Treger

DLJ CAPITAL FUNDING, INC.

By:

Notice Details

Address:	277 Park Avenue 10th Floor New York, NY10172

Facsimile:	001 212 892 6031

Attention:	Diane Albanese / Elizabeth Burnett

cc:	For information only:

Marc Dien 99 Bishopsgate London EC2M 3YF

Facsimile:	020 7655 7690

The Original Lenders

DEUTSCHE BANK AG LONDON

By:

Notice Details

Address:	Winchester House 1 Great Winchester Street London EC2N 2DB

Facsimile:	0171 547 4757

Attention:	Mark Slater / Dermot Murphy

THE CHASE MANHATTAN BANK

By:

Notice Details

Address:	125 London Wall London EC2Y 5AY

Facsimile:	020 7777 2360

Attention:	John Empson/James Treger

DLJ CAPITAL FUNDING, INC.

By:

Notice Details

Address:	277 Park Avenue 10th Floor New York, NY10172

Facsimile:	001 212 892 6031

Attention:	Diane Albanese / Elizabeth Burnett

cc:	For information only:

Marc Dien 99 Bishopsgate London EC2M 3YF

Facsimile:	020 7655 7690

Sole Book Runner

DEUTSCHE BANK AG LONDON

By:

Notice Details

Address:	Winchester House 1 Great Winchester Street London EC2N 2DB

Facsimile:	0171 547 4757

Attention:	Mark Slater / Dermot Murphy

The Agent

DEUTSCHE BANK AG LONDON

By:

Notice Details

Address:	Winchester House 1 Great Winchester Street London EC2N 2DB

Facsimile:	020 7547 6419

Attention:	Pete Davis / Dominic Selwood

The Security Agent

DEUTSCHE BANK AG LONDON

By:

Notice Details

Address:	Winchester House 1 Great Winchester Street London EC2N 2DB

Facsimile:	020 7547 6419

Attention:	Pete Davis / Dominic Selwood

SIGNATORIES

The Parent

SIGNED by

SUSAN FURST

For and on behalf of UNITED BISCUITS GROUP (INVESTMENTS) LIMITED as Parent

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

The Borrowers

SIGNED by

SUSAN FURST

For and on behalf of REGENTREALM LIMITED as Borrower

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of UNITED BISCUITS (UK) LIMITED as Borrower

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of UNITED BISCUITS IBERIA S.L. SOCIEDAD UNIPERSONAL as Borrower

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

The Guarantors

SIGNED by

SUSAN FURST

For and on behalf of UNITED BISCUITS GROUP (INVESTMENTS) LIMITED as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of SOLVECORP LIMITED as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of RUNECORP LIMITED as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of FINALREALM LIMITED as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of REGENTREALM LIMITED as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of DELUXESTAR LIMITED as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of UNITED BISCUITS FINANCE PLC as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of BURLINGTON BISCUITS (CAYMAN) LIMITED as Guarantor

Notice Details

Address:	Walkers Walkers House Mary Street PO Box 265 GT George Town Grand Cayman Cayman Islands

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of UNITED BISCUITS (HOLDINGS) LIMITED as Guarantor

Notice Details

Address:	50 Lothian Road Festival Square Edinburgh EH3 9BY

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of MCVITIE & PRICE LIMITED as Guarantor

Notice Details

Address:	50 Lothian Road Festival Square Edinburgh EH3 9BY

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of UB GROUP LIMITED as Guarantor

Notice Details

Address:	50 Lothian Road Festival Square Edinburgh EH3 9BY

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of UB INVESTMENTS PLC as Guarantor

Notice Details

Address:	50 Lothian Road Festival Square Edinburgh EH3 9BY

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of UNITED BISCUITS (UK) LIMITED as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of UB FOODS US LIMITED as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of UB OVERSEAS LIMITED as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of ROSS YOUNG’S HOLDINGS LIMITED as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of UB HUMBER LIMITED as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

As attorney for and on behalf of UB INVESTMENTS (NETHERLANDS) B.V. as Guarantor pursuant to a Power of Attorney dated 17th day of March 2003

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of U.B.F.C., INC. as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

As attorney for and on behalf of KONINKLIJKE VERKADE N.V. as Guarantor pursuant to a Power of Attorney dated 17th day of March 2003

Notice Details

Address:	Hogehilweg 16 1101 CD Amsterdam-Zuidoost Netherlands

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of UNITED BISCUITS IBERIA S.L. SOCIEDAD UNIPERSONAL as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of UNITED BISCUITS FRANCE S.A. as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

As attorney for and on behalf of UNITED BISCUITS INDUSTRIES S.A.S. as Guarantor pursuant to a Power of Attorney dated 17th day of March 2003

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

As attorney for and on behalf of GALLETAS UNITED BISCUITS S.A. SOCIEDAD UNIPERSONAL as Guarantor pursuant to a Power of Attorney dated 17th day of March 2003

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

SIGNED by

SUSAN FURST

For and on behalf of CROKY CHIPS B.V. as Guarantor

Notice Details

Address:	Hayes Park Hayes End Road Hayes Middlesex UB4 8EE

Facsimile:	020 8734 5000

Attention of:	Susan Furst Mark Oldham

The Arranger

SIGNED by

PAUL SENNETT AND TIM TAYLOR

For and on behalf of DEUTSCHE BANK AG LONDON as Arranger

Notice Details

Address:	Winchester House 1 Great Winchester Street London EC2N 2DB

Facsimile:	020 7547 6419

Attention of:	Richard Peters

The Sole Book Runner

SIGNED by

PAUL SENNETT AND TIM TAYLOR

For and on behalf of DEUTSCHE BANK AG LONDON as Sole Book Runner

Notice Details

Address:	Winchester House 1 Great Winchester Street London EC2N 2DB

Facsimile:	020 7547 6419

Attention of:	Richard Peters

The Agent

SIGNED by

PAUL SENNETT AND TIM TAYLOR

For and on behalf of DEUTSCHE BANK AG LONDON as Agent

Notice Details

Address:	Winchester House 1 Great Winchester Street London EC2N 2DB

Facsimile:	020 7547 6419

Attention of:	Pete Davis / Dominic Selwood

The Documentation Agent

SIGNED by

PAUL SENNETT AND TIM TAYLOR

For and on behalf of DEUTSCHE BANK AG LONDON as Documentation Agent

Notice Details
Address:	Winchester House 1 Great Winchester Street London EC2N 2DB

Facsimile:	020 7547 6419

Attention of:	Richard Peters

The Security Agent

SIGNED by

PAUL SENNETT AND TIM TAYLOR

For and on behalf of DEUTSCHE BANK AG LONDON as Security Agent

Notice Details

Address:	Winchester House 1 Great Winchester Street London EC2N 2DB

Facsimile:	020 7547 6419

Attention of:	Peter Davis / Dominic Selwood

The Lenders

SIGNED by

PAUL SENNETT AND TIM TAYLOR

For and on behalf of DEUTSCHE BANK AG LONDON as Lender

Notice Details

Address:	Winchester House 1 Great Winchester Street London EC2N 2DB

Facsimile:	020 7547 6419

Attention of:	Richard Peters

SIGNED by

BEN DAVIES AND ROBERT HARRIS

For and on behalf of CO-OPERATIVE CENTRALE RAIFFEISEN – BOERENLEEBANK B.A. (TRADING AS RABOBANK INTERNATIONAL) as Lender

Notice Details

Address:	Thames Court One Queenhithe London EC4V 3RL

Facsimile:	020 7809 3506

Attention of:	Loans Administration

SIGNED by

GRAHAM BERRY

For and on behalf of THE ROYAL BANK OF SCOTLAND PLC as Lender

Notice Details

Address:	135 Bishopsgate London EC2M 3UR

Facsimile:	020 7672 6403

Attention of:	Steve Wright